Form 10-K, Exhibit 13
period 1993-12-31
POPE & TALBOT INC /DE/
filed 1994-03-30
CIK 311871

                                                                    Exhibit 13
                      POPE & TALBOT, INC. AND SUBSIDIARIES

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1993         1992         1991         1990         1989
                                       ----------   ----------   ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE)
OPERATIONS
Revenues.............................  $  628,926   $  544,345   $  502,275   $  562,493   $  613,898
Depreciation and amortization........      29,303       28,564       27,948       26,352       25,455
Interest expense.....................       8,714        5,622        3,941        3,925        4,188
Income (loss) before accounting
  changes............................      21,575       (2,252)      (5,095)      19,829       43,637
Cumulative effect of accounting
  changes............................        (562)          --       (6,467)          --           --
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $   21,013   $   (2,252)  $  (11,562)  $   19,829   $   43,637
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Effective tax rate...................          41%          (9)%        (28)%         36%          37%
PER COMMON SHARE
Income (loss) before accounting
  changes -- primary.................  $     1.85   $     (.19)  $     (.44)  $     1.70   $     3.70
Income (loss) before accounting
  changes -- fully diluted...........        1.71         (.19)        (.44)        1.61         3.35
Effect of accounting
  changes -- primary.................        (.05)          --         (.56)          --           --
Effect of accounting changes -- fully
  diluted............................        (.04)          --         (.56)          --           --
Cash dividends.......................         .76          .76          .76          .72          .60
Stockholders' equity.................       15.73        14.85        16.09        17.83        16.91
YEAR-END COMMON SHARES OUTSTANDING,
  NET OF TREASURY STOCK..............  11,715,798   11,610,664   11,597,560   11,580,440   11,788,310
FINANCIAL POSITION (at December 31)
Current assets.......................  $  169,897   $  138,288   $  122,393   $  131,612   $  129,803
Properties, net......................     269,200      222,500      213,964      209,673      212,015
Other assets.........................      16,724        8,893       10,626       12,655       13,657
                                       ----------   ----------   ----------   ----------   ----------
                                       $  455,821   $  369,681   $  346,983   $  353,940   $  355,475
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Current liabilities..................  $  101,162   $   79,668   $   64,545   $   49,389   $   65,803
Long-term obligations................      27,803       24,227       16,934        4,401        2,672
Long-term debt.......................     134,599       89,500       69,000       77,490       67,560
Deferred income taxes................       7,936        3,892        9,896       16,132       20,146
Stockholders' equity.................     184,321      172,394      186,608      206,528      199,294
                                       ----------   ----------   ----------   ----------   ----------
                                       $  455,821   $  369,681   $  346,983   $  353,940   $  355,475
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------



                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1993         1992         1991         1990         1989
                                       ----------   ----------   ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE)
CASH FLOW
Operating activities:
  Net income (loss)..................  $   21,013   $   (2,252)  $  (11,562)  $   19,829   $   43,637
  Depreciation and amortization......      29,303       28,564       27,948       26,352       25,455
  Other (gains) losses, net..........          --        1,589        1,940         (867)      (5,555)
  Cumulative effect of accounting
     changes.........................         562           --        6,467           --           --
  Working capital and other..........     (13,990)      10,833        2,717       (6,615)     (12,914)
                                       ----------   ----------   ----------   ----------   ----------
     Cash provided by operating
       activities....................      36,888       38,734       27,510       38,699       50,623
Investing activities:
  Capital expenditures...............     (82,585)     (32,276)     (37,268)     (41,876)     (52,144)
  Acquisition of sawmill.............          --      (19,417)          --           --           --
  Cash provided by restructuring
     activities......................          --       11,480        2,750       19,622       11,798
  Proceeds from sale of other
     properties......................       1,156        1,158        1,848        1,101          946
                                       ----------   ----------   ----------   ----------   ----------
     Cash used for investing
       activities....................     (81,429)     (39,055)     (32,670)     (21,153)     (39,400)
Financing activities:
  Net increase (decrease) in
     borrowings......................      51,017        9,483        8,440        1,935       (2,260)
  Cash dividends.....................      (8,871)      (8,821)      (8,806)      (8,445)      (7,084)
  Other..............................       1,819          229          293       (4,133)         (67)
                                       ----------   ----------   ----------   ----------   ----------
     Cash provided by (used for)
       financing activities..........      43,965          891          (73)     (10,643)      (9,411)
                                       ----------   ----------   ----------   ----------   ----------
Increase (decrease) in cash and cash
  equivalents........................  $     (576)  $      570   $   (5,233)  $    6,903   $    1,812
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pope & Talbot, Inc.:

     We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 7 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and supplies inventories. Also as discussed in Note 1 to the financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions.

                                          Arthur Andersen & Co.

Portland, Oregon,
January 20, 1994
(except with respect to the matter discussed in Note 12, as to which the date is January 24, 1994)

                      POPE & TALBOT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                         1993          1992
                                                                       ---------     ---------
                                                                        (DOLLARS IN THOUSANDS
                                                                          EXCEPT PER SHARE)
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   3,768     $   4,344
  Accounts receivable................................................     56,040        47,779
  Inventories (Notes 1 and 2)........................................     95,256        73,676
  Deposits on timber purchase contracts..............................      5,937         4,096
  Prepaid expenses (Note 7)..........................................      8,896         8,393
                                                                       ---------     ---------
          Total current assets.......................................    169,897       138,288
Properties (Notes 3, 8 and 9):
  Plant and equipment................................................    503,416       443,270
  Accumulated depreciation...........................................   (245,104)     (232,258)
                                                                       ---------     ---------
                                                                         258,312       211,012
  Land and timber cutting rights.....................................     10,888        11,488
                                                                       ---------     ---------
          Total properties...........................................    269,200       222,500
Other assets:
  Deferred charges...................................................     12,362         4,365
  Goodwill, net of amortization......................................      4,362         4,528
                                                                       ---------     ---------
          Total other assets.........................................     16,724         8,893
                                                                       ---------     ---------
                                                                       $ 455,821     $ 369,681
                                                                       ---------     ---------
                                                                       ---------     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 4).............................................  $  11,000     $   5,483
  Current portion of long-term debt (Note 4).........................        901           500
  Accounts payable...................................................     36,228        30,878
  Accrued payroll and related taxes..................................     18,336        17,082
  Other accrued liabilities..........................................     16,875        17,114
  Income taxes (Notes 1 and 7).......................................     17,822         8,611
                                                                       ---------     ---------
          Total current liabilities..................................    101,162        79,668
Reforestation (Notes 1 and 9)........................................     14,999        12,271
Postretirement benefits (Notes 1 and 6)..............................     12,804        11,956
Long-term debt, net of current portion (Notes 4 and 12)..............    134,599        89,500
Deferred income taxes (Notes 1 and 7)................................      7,936         3,892
Commitments and contingencies (Note 10)..............................         --            --
Stockholders' equity (Notes 1, 4, 5 and 12):
  Preferred stock, $10 par value, 1,500,000 shares authorized, none
     issued..........................................................         --            --
  Common stock, $1 par value, 20,000,000 shares authorized,
     12,429,352 issued...............................................     12,429        12,429
  Additional paid-in capital.........................................      3,370         2,388
  Retained earnings..................................................    185,762       173,620
  Cumulative translation adjustments.................................     (4,578)       (2,544)
  Common stock held in treasury, at cost.............................    (12,662)      (13,499)
                                                                       ---------     ---------
          Total stockholders' equity.................................    184,321       172,394
                                                                       ---------     ---------
                                                                       $ 455,821     $ 369,681
                                                                       ---------     ---------
                                                                       ---------     ---------

   The accompanying notes are an integral part of these consolidated balance sheets.

                      POPE & TALBOT, INC. AND SUBSIDIARIES



                       CONSOLIDATED STATEMENTS OF INCOME



                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                (THOUSANDS EXCEPT PER SHARE)
Revenues...................................................  $628,926     $544,345     $502,275
Costs and expenses:
  Cost of sales............................................   554,172      509,821      475,780
  Selling, general and administrative......................    29,634       29,783       27,707
  Interest (Notes 1 and 4).................................     8,714        5,622        3,941
                                                             --------     --------     --------
                                                              592,520      545,226      507,428
Other gains (losses), net (Note 8).........................        --       (1,589)      (1,940)
                                                             --------     --------     --------
Income (loss) before income taxes and cumulative effect of
  accounting changes.......................................    36,406       (2,470)      (7,093)
Income tax provision (benefit) (Note 7)....................    14,831         (218)      (1,998)
                                                             --------     --------     --------
Income (loss) before cumulative effect of accounting
  changes..................................................    21,575       (2,252)      (5,095)
Cumulative effect of accounting changes (Note 1)...........      (562)          --       (6,467)
                                                             --------     --------     --------
Net income (loss)..........................................  $ 21,013     $ (2,252)    $(11,562)
                                                             --------     --------     --------
                                                             --------     --------     --------
Net income (loss) per common share (Note 1):
  Primary:
     Income (loss) before cumulative effect of accounting
       changes.............................................  $   1.85     $   (.19)    $   (.44)
     Cumulative effect of accounting changes...............      (.05)          --         (.56)
                                                             --------     --------     --------
  Primary earnings (loss) per share........................  $   1.80     $   (.19)    $  (1.00)
                                                             --------     --------     --------
                                                             --------     --------     --------
  Fully diluted:
     Income (loss) before cumulative effect of accounting
       changes.............................................  $   1.71     $   (.19)    $   (.44)
     Cumulative effect of accounting changes...............      (.04)          --         (.56)
                                                             --------     --------     --------
  Fully diluted earnings (loss) per share..................  $   1.67     $   (.19)    $  (1.00)
                                                             --------     --------     --------
                                                             --------     --------     --------



 The accompanying notes are an integral part of these consolidated statements.

                      POPE & TALBOT, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            YEARS ENDED DECEMBER 31

                             COMMON STOCK         TREASURY STOCK      ADDITIONAL               CUMULATIVE
                         ---------------------  -------------------    PAID-IN     RETAINED    TRANSLATION
                           SHARES     AMOUNTS    SHARES    AMOUNTS     CAPITAL     EARNINGS    ADJUSTMENTS
                         -----------  --------  --------   --------   ----------   ---------   -----------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE)
Balance at December 31,
  1990.................   12,429,352  $ 12,429  (848,912)  $(13,730)    $2,097     $ 205,061     $   671
Net loss...............           --        --        --         --         --       (11,562)         --
Purchase of treasury
  stock................           --        --   (10,800)      (141)        --            --          --
Issuance of shares
  under stock plans....           --        --    27,920        270        164            --          --
Cash dividends ($.76
  per share)...........           --        --        --         --         --        (8,806)         --
Change in translation
  adjustment...........           --        --        --         --         --            --         155
                         -----------  --------  --------   --------   ----------   ---------   -----------
Balance at December 31,
  1991.................   12,429,352    12,429  (831,792)   (13,601)     2,261       184,693         826
                         -----------  --------  --------   --------   ----------   ---------   -----------
Net loss...............           --        --        --         --         --        (2,252)         --
Issuance of shares
  under stock plans....           --        --    13,104        102        127            --          --
Cash dividends ($.76
  per share)...........           --        --        --         --         --        (8,821)         --
Change in translation
  adjustment...........           --        --        --         --         --            --      (3,370)
                         -----------  --------  --------   --------   ----------   ---------   -----------
Balance at December 31,
  1992.................   12,429,352    12,429  (818,688)   (13,499)     2,388       173,620      (2,544)
                         -----------  --------  --------   --------   ----------   ---------   -----------
Net income.............           --        --        --         --         --        21,013          --
Purchase of treasury
  stock................           --        --   (16,703)      (353)        --            --          --
Issuance of shares
  under stock plans....           --        --   121,837      1,190        982            --          --
Cash dividends ($.76
  per share)...........           --        --        --         --         --        (8,871)         --
Change in translation
  adjustment...........           --        --        --         --         --            --      (2,034)
                         -----------  --------  --------   --------   ----------   ---------   -----------
Balance at December 31,
  1993.................   12,429,352  $ 12,429  (713,554)  $(12,662)    $3,370     $ 185,762     $(4,578)
                         -----------  --------  --------   --------   ----------   ---------   -----------
                         -----------  --------  --------   --------   ----------   ---------   -----------

 The accompanying notes are an integral part of these consolidated statements.

                      POPE & TALBOT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                (THOUSANDS EXCEPT PER SHARE)
Cash flow from operating activities:
  Net income (loss)........................................  $ 21,013     $ (2,252)    $(11,562)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.........................    29,303       28,564       27,948
     Other (gains) losses, net (Note 8)....................        --        1,589        1,940
     Cumulative effect of accounting changes (Note 1)......       562           --        6,467
     Changes in assets and liabilities:
       Increase (decrease) in:
          Accounts payable.................................     5,350       14,482       (3,732)
          Accrued payroll and related taxes................     1,254        3,430          597
          Other accrued liabilities........................      (239)      (4,090)         344
          Income taxes.....................................     9,211        5,161          900
          Reforestation....................................     3,280        3,095        1,341
          Postretirement benefits..........................       848          783        1,232
          Deferred income taxes............................       150       (5,940)      (2,775)
       Decrease (increase) in:
          Accounts receivable..............................    (8,261)      (7,934)       2,720
          Inventories......................................   (18,648)       4,071       (2,153)
          Deposits on timber purchase contracts............    (3,651)      (1,649)       5,196
          Prepaid expenses.................................      (120)         990       (1,326)
          Deferred charges and other.......................    (3,164)      (1,566)         373
                                                             --------     --------     --------
     Net cash provided by operating activities.............    36,888       38,734       27,510
Cash flow from investing activities:
  Capital expenditures.....................................   (82,585)     (32,276)     (37,268)
  Acquisition of sawmill (Note 9)..........................        --      (19,417)          --
  Cash provided by sale of timberlands (Note 8)............        --       11,480        2,750
  Proceeds from sale of other properties...................     1,156        1,158        1,848
                                                             --------     --------     --------
     Net cash used for investing activities................   (81,429)     (39,055)     (32,670)
Cash flow from financing activities:
  Net increase (decrease) in short-term borrowings.........     5,517      (11,517)      17,000
  Proceeds from issuance of long-term debt.................    91,000       21,000           --
  Reduction of long-term debt, including current portion...   (45,500)          --       (8,560)
  Proceeds from issuance of treasury stock.................     2,172          229          434
  Purchase of treasury stock...............................      (353)          --         (141)
  Cash dividends...........................................    (8,871)      (8,821)      (8,806)
                                                             --------     --------     --------
     Net cash provided by (used for) financing
       activities..........................................    43,965          891          (73)
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents...........      (576)         570       (5,233)
Cash and cash equivalents at beginning of period...........     4,344        3,774        9,007
                                                             --------     --------     --------
Cash and cash equivalents at end of period.................  $  3,768     $  4,344     $  3,774
                                                             --------     --------     --------
                                                             --------     --------     --------

 The accompanying notes are an integral part of these consolidated statements.

                      POPE & TALBOT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1992 AND 1991

1.  ACCOUNTING POLICIES

Principles of consolidation

     The accompanying consolidated financial statements include the accounts of Pope & Talbot, Inc. and Subsidiaries (the Company), after eliminating intercompany transactions and balances.

     All assets and liabilities of the Company's Canadian subsidiary are translated into United States dollars at the period-end exchange rate. Revenues and expenses are translated at the average exchange rate for the year. Translation gains and losses are reflected in Stockholders' equity as Cumulative translation adjustments. Net gains and losses on foreign currency transactions, which are not significant, are reflected in Net income (loss).

Inventories

     Inventories are stated at the lower of cost or market. For portions of lumber and raw material inventories, cost has been determined on the last-in, first-out method. For remaining inventories, cost has been determined using the first-in, first-out and average-cost methods. Inventory costs include the cost of materials, labor and plant overhead.

Plant and equipment

     Plant and equipment is carried at cost and includes expenditures for new facilities and those expenditures which substantially increase the useful lives of existing plant and equipment. Costs of maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, with the resultant gain or loss included in income.

     Depreciation is computed using the straight-line method over the useful lives of respective assets. The estimated useful lives of the principal items of plant and equipment range from 4 to 20 years.

     The Company capitalizes interest on borrowed funds during the construction period of major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project. Total interest costs incurred were $10,449,000, $5,956,000 and $4,361,000 for 1993, 1992 and 1991, respectively.
Interest capitalized was $1,735,000 in 1993, $334,000 in 1992 and $420,000 in
1991. Capitalized interest is amortized over the depreciable life of related assets.

Timber resources

     In the United States, the Company obtains its timber from various public and private sources under timber harvesting contracts. Additionally, logs are purchased on open log markets. Liabilities for timber removed under harvesting contracts are not recorded until the timber is cut, as the Company generally does not incur a direct liability for, or ownership of, this timber until it has been harvested.

      The total volume committed under contract, the 1994 planned contract harvest at contract prices and the estimated market values based on current log markets are as follows:

                                                               THOUSAND                  PER THOUSAND
                                                              BOARD FEET     AMOUNT       BOARD FEET
                                                              ----------   -----------   ------------
Total under contract:
  At contract prices........................................    291,000    $62,176,000       $214
  At current log market values..............................    291,000     72,773,000        250
1994 planned harvest:
  At contract prices........................................     85,000     19,768,000        233
  At current log market values..............................     85,000     24,821,000        292

     In Canada, the Company obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses. The cost assigned to these timber licenses is amortized over 50 years on a straight-line basis.

     These licenses allow, but do not require, the Company to remove timber from defined areas annually on a sustained yield basis. Future allowable harvests may be adjusted if the Company does not remove timber over a five year period in accordance with the grants. As in the United States, liabilities for the cost of timber removed are not recorded until the timber is cut as the Company does not incur a direct liability for, or ownership of, this timber until it has been harvested.

Goodwill

     The goodwill contained in the Consolidated Balance Sheets relates to the 1980 purchase of the Company's Eau Claire, Wisconsin facilities. This amount is being amortized on a straight-line basis over 40 years.

Reforestation

     Under the Canadian timber harvesting licenses mentioned previously, the Company is responsible for the reforestation of the land from which timber is harvested. A substantial portion of the costs incurred to reforest do not occur until 10 to

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 years after the timber is harvested. The Company accrues for the total projected cost of reforestation as the timber is removed. Actual expenditures for reforestation are applied against this accrual when they are made.

Income taxes

     Effective January 1, 1993, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences are related to depreciation, reforestation and postretirement benefits. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

     Undistributed earnings of the Company's Canadian subsidiary totaled $53,612,000 on December 31, 1993, which, under existing law, will not be subject to United States tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any United States taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian Government on those earnings may be used in whole or in part, as credits against the United States tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred United States taxes on these undistributed earnings.

Statements of cash flows

     The Company classifies as Cash and cash equivalents, cash on deposit in banks plus cash invested temporarily in various investment instruments that are part of the Company's cash management program. The Company's cash and cash equivalents have original maturities of 90 days or less and the related carrying amounts approximate fair values. The effect of exchange rate changes on cash balances held in foreign currencies is not significant. Non-cash transactions, which have been excluded from the accompanying Consolidated Statements of Cash Flows, are not significant. Total cash expenditures for interest, net of capitalized interest, were $8,821,000, $5,402,000 and $4,598,000 for 1993, 1992 and 1991, respectively. Total cash expenditures for income taxes were $9,589,000 for 1993, $1,166,000 for 1992 and $3,337,000 for 1991.

Per share information

     Per share information is based on the weighted average number of common shares outstanding during each year.

     The computation for fully diluted net income (loss) per common share assumes conversion of $40 million of 6 percent convertible debentures issued in March 1987. The computation also includes the assumed issuance of common shares under the stock option and appreciation plan, net of an assumed buyback of treasury shares at the average market price.

     The average number of shares used to calculate primary net income (loss) per common share was 11,685,000 in 1993, 11,609,000 in 1992 and 11,588,000 in
1991. The average number of shares used to calculate fully diluted net income
(loss) per common share was 13,492,000 in 1993, 13,165,000 in 1992 and
13,137,000 in 1991.

Accounting changes

     In 1991, the Company adopted an accounting change relating to postretirement benefits other than pensions. In 1993, the Company changed its accounting for supplies inventories and income taxes. The income (expense) related to the cumulative effect of these accounting changes was as follows:

                                                              1993                      1991
                                                      ---------------------     ---------------------
                                                      AMOUNT      PER SHARE     AMOUNT      PER SHARE
                                                      -------     ---------     -------     ---------
                                                               (THOUSANDS EXCEPT PER SHARE)
Supplies inventories (net of $1,168 tax provision)... $ 1,764       $ .15       $    --       $  --
Income taxes.........................................  (2,326)       (.20)           --          --
Postretirement benefits other than pensions (net of
  $3,474 tax benefit)................................      --           -        (6,467)       (.56)
                                                      -------     ---------     -------     ---------
                                                      $  (562)      $(.05)      $(6,467)      $(.56)
                                                      -------     ---------     -------     ---------
                                                      -------     ---------     -------     ---------

Supplies inventories

     Effective January 1, 1993, the Company changed its method of accounting for supplies inventories. Prior to 1993, supplies items were expensed when purchased. As of January 1, 1993, such supplies items were valued using the average-cost method and were recorded as supplies inventories. Since many supplies items are kept on hand for an extended period of time, the Company believes that reflecting these items as inventory results in a better matching of the cost of supplies with the timing of their use.

     The cumulative effect of this change in accounting for supplies inventories for years prior to 1993, which is reflected in the Consolidated Statements of Income for 1993, resulted in a benefit of $1,764,000, after related income taxes of $1,168,000, or $.15 per common share. The effect of the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS change on 1993's net income before cumulative effect of accounting changes was not significant. The Company was not able to determine the impact of this change on 1992 and 1991 as supplies inventory records were not available prior to 1993.

Income taxes

     During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The new standard was adopted prospectively and a $2,326,000, or $.20 per share, charge related to the cumulative effect of this change in accounting for income taxes was recognized.

Postretirement benefits other than pensions

     Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render service. In 1991, the Company elected to recognize its entire transition obligation, which represented the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees after retirement, as allowed under the standard. The charge to 1991 earnings was $6,467,000 after a related tax benefit of $3,474,000.

Reclassifications

     Certain reclassifications have been made to prior years' data to conform to the 1993 presentation.

2.  INVENTORIES

                                                                    1993        1992
                                                                   -------     -------
                                                                       (THOUSANDS)
        Lumber.................................................... $13,144     $10,230
        Tissue, tissue products and diapers.......................  15,218      12,314
        Logs......................................................  34,095      24,496
        Pulp and paper raw material...............................  21,187      17,561
        Chemicals and supplies....................................   7,193       3,964
        Other.....................................................   4,419       5,111
                                                                   -------     -------
                                                                   $95,256     $73,676
                                                                   -------     -------
                                                                   -------     -------

     The portion of lumber and raw materials inventories determined using the last-in, first-out (LIFO) method aggregated $8,406,000 and $7,033,000 at December 31, 1993 and 1992, respectively. The cost of these LIFO inventories valued at the lower of average cost or market, which approximates current cost, at December 31, 1993 and 1992, was $16,596,000 and $12,950,000, respectively.

3. PROPERTIES

                                                                           1993         1992
                                                                         --------     --------
                                                                              (THOUSANDS)
Plant and equipment:
  Mills, plants and improvements........................................ $ 88,490     $ 92,074
  Equipment.............................................................  351,852      310,349
  Mobile equipment......................................................   19,559       19,235
  Construction in progress..............................................   43,515       21,612
                                                                         --------     --------
                                                                         $503,416     $443,270
                                                                         --------     --------
                                                                         --------     --------
Land and timber cutting rights:
  Land.................................................................. $  5,906     $  6,151
  Canadian timber cutting rights........................................    4,814        5,161
  Timber................................................................      168          176
                                                                         --------     --------
                                                                         $ 10,888     $ 11,488
                                                                         --------     --------
                                                                         --------     --------

4.  DEBT

                                                                           1993         1992
                                                                         --------     --------
                                                                              (THOUSANDS)
6% convertible subordinated debentures, due 2012........................ $ 40,000     $ 40,000
8.375% debentures, due 2013.............................................   75,000           --
SELP note payable, secured by related properties, 6.55%, payable monthly
  from 1994 through 2013................................................   16,000           --
Industrial revenue bond, secured by related properties, variable interest rate (3.3% at December 31, 1993), payable annually from 1993
  through 2002..........................................................    4,500        5,000
Unsecured revolving-credit agreement, variable interest rate (4.1% at
  December 31, 1993)....................................................       --       45,000
                                                                         --------     --------
                                                                          135,500       90,000
Less current portion....................................................      901          500
                                                                         --------     --------
                                                                         $134,599     $ 89,500
                                                                         --------     --------
                                                                         --------     --------

     During the second quarter of 1993, the Company issued $75 million of 8 3/8 percent debentures due June 1, 2013. The net proceeds of approximately $73.8 million were partially used to retire the $45 million of indebtedness that was outstanding under the Company's $75 million unsecured revolving-credit agreement. The remainder of the proceeds have been used to finance the Company's capital improvement projects.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In June of 1993, the State of Oregon issued tax-exempt bonds under the State's Small Scale Energy Loan Program (SELP). Upon completion of the Company's Halsey pulp mill oxygen delignification project in the fourth quarter of 1993, the State of Oregon loaned a portion of the bond proceeds ($16 million) to the Company for 20 years at 6.55 percent interest. Principal and interest are payable monthly beginning in January 1994. The note is secured by substantially all of the assets at the Company's Halsey pulp mill.

        The Company has an unsecured revolving-credit agreement with a group of five banks. The agreement provides $75 million of revolving credit until 1996. On or before April 30 of any calendar year which precedes by two years the June 1996 expiration date, the Company may request a one year extension, which may be granted upon the affirmative vote of all involved banks. The interest rate associated with this agreement is based, at the option of the Company, on the Interbank (LIBOR) rate plus 5/8 percent or the greater of the bank's prime rate during the revolving period or the Federal Funds rate plus 1/2 percent. An annual commitment fee of 1/4 percent per year on the total loan commitment is payable quarterly. Without extension, any outstanding balance on the revolving-credit agreement would be due in 1996.

     The Company also has an unsecured $20 million short-term line-of-credit agreement with a domestic bank, with interest based on a negotiated rate. As of December 31, 1993, there was an outstanding balance of $11,000,000 on this line at 4.25 percent interest. There are no commitment fees or compensating balance requirements associated with this agreement.

     In 1987, the Company issued $40 million of 6 percent convertible subordinated debentures due March 1, 2012. The debentures are convertible by the holder into common stock at a conversion price of $25.94 per common share. The Company is required to make equal annual sinking-fund payments beginning March 1, 1998, which are calculated to retire 70 percent of the issue prior to maturity. The debentures are redeemable by the Company, subject to certain restrictions, at any time at the Company's option.

     The various loan agreements contain, among other things, certain requirements as to maintenance of working capital, sale of assets, incurrence of debt and restrictions as to the payment of cash dividends. At December 31, 1993, the payment of dividends from retained earnings under all of these agreements was limited to $19,452,000.

     The annual maturities of long-term debt, including sinking fund requirements, for the four years subsequent to December 31, 1994 are: 1995 -- $928,000; 1996 -- $957,000; 1997 -- $988,000 and 1998 -- $3,021,000.

     The fair value of the convertible subordinated debentures at December 31, 1993 was $44,800,000 based on their current trading price. The Company's carrying value of other long-term debt approximates its fair value.

5.  STOCK OPTION AND BONUS PLANS

     The Company has a stock option and appreciation plan and a restricted stock bonus plan for officers and key employees. Both plans are administered by the Human Resources Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. At December 31, 1993, 600,008 shares were available for future grants under these plans.

Stock option and appreciation plan

     The stock option and appreciation plan provides for granting both incentive stock options and non-qualified stock options to purchase shares of the Company's common stock at prices not less than 85 percent of fair market value on the date of grant. Options are exercisable as stated in each individual grant; however, no option may extend beyond ten years from the date of grant. The grant may provide that all or part of the option, to the extent exercisable, may be surrendered to the Company for an appreciation distribution of the difference between the option price and the fair market value on the surrender date (stock appreciation rights (SAR) grants). The appreciation distribution must be made up of at least 70 percent common stock. No stock option grants made subsequent to 1987 have SARs attached. At December 31, 1993, no outstanding options have SARs attached.

     At the date of grant, compensation expense is accrued and is measured as the excess, if any, of the current market value over the option price of the stock. Adjustments to compensation expense are made periodically for market price fluctuations when options are outstanding which have an appreciation right attached. Stock option compensation expense was not significant in 1993, 1992 or 1991. The Company has followed the practice of using treasury stock to fulfill its obligations under the stock option plan. When stock is issued pursuant to the stock option plan, the difference between the cost of treasury stock issued and the exercise price of the option is credited to Additional paid-in capital.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1993, 179,544 options were exercisable. The following table summarizes stock option transactions under this plan for the three years ended December 31, 1993:

                                                     1993              1992              1991
                                                 -------------     -------------     ------------
Option price range.............................  $14.00-$24.63     $14.00-$24.63     $8.75-$24.63
Option shares granted..........................     296,100           167,600          184,650
Exercised and surrendered......................    (122,650)         (11,689)          (32,462)
Cancelled......................................    (10,450)          (62,060)          (48,512)
Option shares at year-end......................     749,364           586,364          492,513

Restricted stock bonus plan

     The restricted stock bonus plan provides for issuance of restricted shares to officers and key employees. The issued shares are covered by restrictions as to transfer for periods of up to ten years. Compensation expense is recognized in the year the grant is made based on the market price of the Company's stock at the date of grant. Restricted stock bonus plan compensation expense was not significant in 1993, 1992 or 1991. At December 31, 1993, 6,000 shares were still under restriction.

6.  PENSION AND OTHER POSTRETIREMENT PLANS

Pension plans

     Substantially all of the Company's employees participate in noncontributory defined-benefit pension plans. These include plans which are administered by the Company and multi-employer plans administered by various unions.

     Certain union employees are covered under multi-employer union pension plans. Contributions to these plans are based upon negotiated hourly rates. It is not possible to determine the amount of accumulated benefits or net assets available for benefits that apply solely to Company employees covered by these plans.

     Substantially all other Company employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee's years of service.

     The Company's funding policy regarding all of its Company administered plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current income tax regulations.

     Net periodic pension cost for 1993, 1992 and 1991 was composed of the following:

                                                                     1993      1992      1991
                                                                    -------   -------   -------
                                                                    (THOUSANDS)
Company administered plans:
  Service cost -- benefits earned by employees during the
     period.......................................................  $ 1,933   $ 2,164   $ 1,807
  Interest cost on projected benefit obligation...................    3,116     2,927     2,438
  Actual (earnings) loss from plan assets.........................   (5,072)   (4,576)   (6,646)
  Deferral of earnings (loss) from plan assets....................    1,520     1,431     4,196
  Net amortization and deferral...................................      (43)      (27)      (25)
                                                                    -------   -------   -------
     Net periodic pension cost for Company administered plans.....    1,454     1,919     1,770
Contributions to multi-employer plans.............................    4,351     3,562     2,663
                                                                    -------   -------   -------
     Total net periodic pension cost..............................  $ 5,805   $ 5,481   $ 4,433
                                                                    -------   -------   -------
                                                                    -------   -------   -------

     The following table sets forth the funded status of the Company administered plans and the amounts recognized as an asset or liability in the accompanying Consolidated Balance Sheets at December 31, 1993 and 1992:

                                                              1993                          1992
                                                   ---------------------------   ---------------------------
                                                   PLANS HAVING   PLANS HAVING   PLANS HAVING   PLANS HAVING
                                                    ASSETS IN     ACCUMULATED     ASSETS IN     ACCUMULATED
                                                    EXCESS OF     BENEFITS IN     EXCESS OF     BENEFITS IN
                                                   ACCUMULATED     EXCESS OF     ACCUMULATED     EXCESS OF
                                                     BENEFITS        ASSETS        BENEFITS        ASSETS
                                                   ------------   ------------   ------------   ------------
                                                                          (THOUSANDS)
Accumulated benefit obligation:
  Vested portion..................................   $(24,402)      $(15,610)      $(22,854)      $(11,426)
  Nonvested portion...............................       (836)        (1,159)          (358)          (230)
                                                   ------------   ------------   ------------   ------------
                                                      (25,238)       (16,769)       (23,212)       (11,656)
Effect of projected future compensation levels....     (6,068)          (209)        (6,226)          (147)
                                                   ------------   ------------   ------------   ------------
Projected benefit obligation......................    (31,306)       (16,978)       (29,438)       (11,803)
Plan assets at fair market value..................     30,980         13,416         30,418         10,157
                                                   ------------   ------------   ------------   ------------
Plan assets in excess of (less than) projected
  benefit obligation..............................       (326)        (3,562)           980         (1,646)
Unrecognized net (gain) loss......................        688          1,521            (18)          (397)
Unrecognized prior service........................       (340)         1,626           (364)         1,769
Balance of unrecorded transition (asset) liability
  from initial application of Statement of
  Financial Accounting Standards No. 87...........       (922)           (96)        (1,214)            39
                                                   ------------   ------------   ------------   ------------
Accrued pension liability.........................   $   (900)      $   (511)      $   (616)      $   (235)
                                                   ------------   ------------   ------------   ------------
                                                   ------------   ------------   ------------   ------------

     Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. The discount rate and rate of increase in future

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 percent and 5 percent, respectively, for 1993, and 8 percent and 6 percent, respectively, for 1992. The expected long-term rate of return on plan assets was 9 percent for 1993 and 1992.

     The Company has granted some former employees pension benefits which supplement the normal Company plan. These benefits are unfunded, general obligations of the Company. The cost associated with these grants was $242,000 in 1993, $138,000 in 1992 and $299,000 in 1991.

Other postretirement plans

     The Company sponsors postretirement medical and life insurance plans for certain salaried and nonsalaried employees and eligible spouses and dependents of the employees. The medical plans pay a stated percentage of covered medical expenses incurred after deducting co-payments made once a stated deductible has been met. The life insurance plans pay a defined benefit. The Company's funding policy for these plans is to not make contributions to the plans prior to the actual incurrence of costs under the plans.


     Net periodic cost in 1993, 1992 and 1991 for these plans was composed of the following:

                                                                    1993     1992     1991
                                                                   ------   ------   ------
                                                                   (THOUSANDS)
    Service cost-benefits attributed to service during the
      period.....................................................  $  406   $  387   $  437
    Interest cost on accumulated benefit obligation..............     892      853      795
                                                                   ------   ------   ------
    Net periodic cost of postretirement medical and life
      insurance plans............................................  $1,298   $1,240   $1,232
                                                                   ------   ------   ------
                                                                   ------   ------   ------

     The following table reconciles the plans' funded status to the accrued postretirement medical and life insurance cost liability in the accompanying Consolidated Balance Sheets at December 31, 1993 and 1992:

                                                                          1993      1992
                                                                         -------   -------
                                                                         (THOUSANDS)
    Accumulated Benefit Obligation:
      Retirees.........................................................  $ 1,908   $ 2,091
      Other fully eligible participants................................    3,853     3,374
      Other active participants........................................    7,938     5,997
                                                                         -------   -------
                                                                          13,699    11,462
    Unrecognized actuarial gain (loss).................................     (895)      494
                                                                         -------   -------
    Accrued postretirement medical and life insurance cost liability...  $12,804   $11,956
                                                                         -------   -------
                                                                         -------   -------

     For measurement purposes, 10 1/2 percent and 11 percent rates of increase were assumed for health care costs in 1993 and 1992, respectively. The rate is assumed to decline in 1/2 percent decrements every year until it reaches 5 percent in 2004 where it will remain level thereafter. A 1 percent increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by $1,800,000 at December 31, 1993. The effect of this 1 percent increase on the service and interest cost components of the net periodic cost of postretirement medical and life insurance plans would be an increase of $200,000 in 1993. The discount rate used in determining the accumulated benefit obligation was 7 percent in 1993 and 8 percent in 1992.


7.  INCOME TAXES

     The income tax provision (benefit) consists of the following components:

                                                    CURRENT       DEFERRED       TOTAL
                                                    -------       -------       -------
                                                                (THOUSANDS)
        1993
          Federal.................................  $(4,195)      $   914       $(3,281)
          State...................................      (17)          181           164
          Canada..................................   18,993        (1,045)       17,948
                                                    -------       -------       -------
                                                    $14,781       $    50       $14,831
                                                    -------       -------       -------
                                                    -------       -------       -------
        1992
          Federal.................................  $  (897)      $(1,835)      $(2,732)
          State...................................       --            --            --
          Canada..................................    3,775        (1,261)        2,514
                                                    -------       -------       -------
                                                    $ 2,878       $(3,096)      $  (218)
                                                    -------       -------       -------
                                                    -------       -------       -------
        1991
          Federal.................................  $ 2,128       $(2,899)      $  (771)
          State...................................      320          (159)          161
          Canada..................................       64        (1,452)       (1,388)
                                                    -------       -------       -------
                                                    $ 2,512       $(4,510)      $(1,998)
                                                    -------       -------       -------
                                                    -------       -------       -------

     The third quarter 1993 increase in the United States top federal statutory rate from 34 percent to 35 percent did not have a significant effect on the Company's provision for income taxes. Effective January 1, 1993, the Company changed its method of accounting for supplies inventories. The tax effect of this accounting change of $1,168,000 was deferred. Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative tax benefit of

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$3,474,000 related to this accounting change was deferred. The tax rate used in providing for the cumulative effect of accounting changes differed from the United States statutory federal income tax rate by an amount representing state income taxes.

     The income tax provision was different from the amount computed by applying the United States statutory federal income tax rate as follows:

                                                         1993        1992        1991
                                                        -------     -------     -------
                                                                  (THOUSANDS)
        Income (loss) before income taxes and
          cumulative effect of accounting changes:
          United States................................ $(9,530)    $(8,137)    $(3,359)
          Canada.......................................  45,936       5,667      (3,734)
                                                        -------     -------     -------
                                                        $36,406     $(2,470)    $(7,093)
                                                        -------     -------     -------
                                                        -------     -------     -------
        United States:
          U.S. statutory federal income tax............ $(3,335)    $(2,767)    $(1,142)
          State income and franchise taxes, net of
             federal income tax benefit................     107          --         193
          Other items, net.............................     111          35         339
                                                        -------     -------     -------
                                                         (3,117)     (2,732)       (610)
        Canada:
          U.S. statutory federal income tax............  16,078       1,927      (1,269)
          Effect of Canadian tax rate different from
             U.S.......................................   1,878         331        (119)
          Non-deductible interest......................      --         186          --
          Other items, net.............................      (8)         70          --
                                                        -------     -------     -------
                                                         17,948       2,514      (1,388)
                                                        -------     -------     -------
                                                        $14,831     $  (218)    $(1,998)
                                                        -------     -------     -------
                                                        -------     -------     -------

     The nature and tax effects of the timing differences reflected in the provision for deferred income taxes in 1992 and 1991 as computed in accordance with Accounting Principles Board Opinion No. 11 are as follows:

                                                                    1992        1991
                                                                   -------     -------
                                                                       (THOUSANDS)
        Write-down of assets...................................... $(1,829)    $  (912)
        Reforestation.............................................  (1,532)       (503)
        Alternative minimum tax...................................    (735)     (2,080)
        Other items, net..........................................    (641)       (614)
        Restructuring.............................................    (451)         --
        Postretirement benefits...................................    (266)       (466)
        Inventory basis differences...............................     221          --
        Other reserves............................................     236        (766)
        Canadian net operating loss carryforward..................     388        (484)
        Land basis differences....................................     439          --
        Depreciation expense......................................   1,074       1,315
                                                                   -------     -------
                                                                   $(3,096)    $(4,510)
                                                                   -------     -------
                                                                   -------     -------

     In 1992 and 1991, the Company was required to compute its current federal income tax liability under the Alternative Minimum Tax (AMT) methodology as it resulted in a greater tax payable when compared to that computed using the standard tax system. Additional amounts paid under the AMT system can be carried forward indefinitely as credits to be applied against regular tax. AMT carryforwards at December 31, 1993 are $2,833,000.

     Following the provisions of SFAS No. 109, "Accounting for Income Taxes," adopted January 1, 1993, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax liability is comprised of the following:

                                                                 DECEMBER 31,   JANUARY 1,
                                                                     1993          1993
                                                                 ------------   ----------
                                                                        (THOUSANDS)
        Current deferred taxes:
          Gross assets..........................................   $  5,385      $  5,262
          Gross liabilities.....................................         --            --
                                                                 ------------   ----------
          Total current deferred taxes..........................      5,385         5,262
        Noncurrent deferred taxes:
          Gross assets..........................................     19,018        15,276
          Gross liabilities.....................................    (26,954)      (21,871)
                                                                 ------------   ----------
          Total noncurrent deferred taxes.......................     (7,936)       (6,595)
                                                                 ------------   ----------
        Net deferred tax liability..............................   $ (2,551)     $ (1,333)
                                                                 ------------   ----------
                                                                 ------------   ----------

     The Company's valuation allowance against deferred tax assets was not significant at December 31, 1993, or January 1, 1993.

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,     JANUARY 1,
                                                                   1993            1993
                                                               ------------     ----------
                                                                       (THOUSANDS)
        Postretirement benefits...............................   $  4,671        $  4,231
        Reforestation.........................................      4,458           3,597
        Vacation pay..........................................      2,028           1,942
        Depreciation..........................................    (24,589)        (21,871)
        AMT and other tax credits.............................      6,009           6,146
        Other, net............................................      4,872           4,622
                                                               ------------     ----------
          Net deferred tax liability..........................   $ (2,551)       $ (1,333)
                                                               ------------     ----------
                                                               ------------     ----------

     In 1985, the stockholders of the Company approved a Plan of Distribution pursuant to which all of the Company's timber properties and development properties and related

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS assets and liabilities in the State of Washington were transferred to newly-formed Pope Resources, A Delaware Limited Partnership. The transfer resulted in $10,266,000 of taxes currently payable in 1985, which was charged to Stockholders' equity.

     The distribution value for federal income tax purposes that was assigned to the assets transferred to the Partnership has been challenged by the Internal Revenue Service (IRS). In January 1993, the Company petitioned the United States Tax Court in order to resolve the disputed value of the distribution. It is management's opinion, based upon consultation with independent tax counsel, that the Company can successfully defend itself against this claim and that any additional tax due would not have a material adverse effect on the financial position of the Company. The final tax settlement, if any, will be recognized as a reduction in equity with respect to the partnership transaction.


8.  OTHER GAINS AND LOSSES

Wood products

     Beginning in 1990 and concluding in 1992, the Company sold parcels of its Oregon timberland which were no longer necessary as a result of selling its Oakridge, Oregon sawmill in 1989.

Pulp and paper plant and equipment write-downs

     During the fourth quarter of 1991, the Company removed from production and wrote down two small, inefficient paper machines that could no longer produce tissue at an acceptable level of quality. In addition, a building previously used in the manufacturing of diapers was written down to the amount of net proceeds anticipated upon sale of the building.

Cost reduction and efficiency improvements

     In the second quarter of 1992, the Company announced a program to reduce costs and improve operating efficiencies, principally in the pulp and paper business. Costs under this program primarily include severance and early retirement packages, asset write-downs resulting from the permanent closure of the Ladysmith, Wisconsin tissue plant and the Maryville, Missouri diaper plant, and costs to transfer equipment from the closed plants to other Company facilities.

     The components of Other gains (losses) in the Consolidated Statements of Income are as follows:

                                                                    1992        1991
                                                                  --------     -------
                                                                      (THOUSANDS)
        Sale of timberlands...................................... $ 10,348     $   647
        Cost reduction and efficiency improvements...............  (11,937)         --
        Pulp and paper plant and equipment write-downs...........       --      (2,587)
                                                                  --------     -------
          Other gains (losses), before tax....................... $ (1,589)    $(1,940)
                                                                  --------     -------
                                                                  --------     -------

9.  ACQUISITION OF SAWMILL

     On April 15, 1992, the Company purchased a sawmill in Castlegar, British Columbia from Westar Ltd. The sawmill has an annual capacity of approximately 225 million board feet. The purchase price of $19,417,000 was paid in cash and financed under the Company's revolving-credit agreement. Assets acquired and liabilities assumed include inventory, $8,730,000; prepaid expenses, $1,085,000; properties, $11,466,000; land and timber cutting rights, $3,392,000; accrued liabilities, $962,000; and reforestation liability, $4,294,000. The acquisition of the sawmill was accounted for as a purchase, and the consolidated financial statements include results of operating the sawmill since the date of acquisition.

     The 1992 results of Castlegar operations prior to the acquisition date were not material to the consolidated financial statements of the Company.

10.  LITIGATION AND LEGAL MATTERS

     The Company is party to various legal proceedings incidental to its business. Management, in consultation with legal counsel, does not believe that ultimate resolution of any of these proceedings will have a material adverse effect on the financial position or results of operations of the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHIC AREAS

By Industry

                                                       1993         1992         1991
                                                     --------     --------     --------
                                                                (THOUSANDS)
        Revenues:
          Wood products............................. $300,035     $214,167     $153,017
          Pulp and paper products...................  328,891      330,178      349,258
                                                     --------     --------     --------
                                                     $628,926     $544,345     $502,275
                                                     --------     --------     --------
                                                     --------     --------     --------
        Operating profit (loss):
          Wood products............................. $ 62,084     $ 15,297     $ (1,140)
          Pulp and paper products...................   (9,784)      (4,632)       6,219
                                                     --------     --------     --------
                                                       52,300       10,665        5,079
                                                     --------     --------     --------
        Other gains (losses), net...................       --       (1,589)      (1,940)
        Interest expense............................   (8,714)      (5,622)      (3,941)
        General corporate expense...................   (7,180)      (5,924)      (6,291)
                                                     --------     --------     --------
        Income (loss) before income taxes and
          accounting changes........................ $ 36,406     $ (2,470)    $ (7,093)
                                                     --------     --------     --------
                                                     --------     --------     --------
        Identifiable assets:
          Wood products............................. $130,905     $111,319     $ 89,494
          Pulp and paper products...................  302,503      242,572      243,655
          Corporate.................................   22,413       15,790       13,834
                                                     --------     --------     --------
                                                     $455,821     $369,681     $346,983
                                                     --------     --------     --------
                                                     --------     --------     --------
        Capital expenditures:
          Wood products............................. $ 12,984     $ 22,873     $  3,702
          Pulp and paper products...................   69,601       24,261       33,566
                                                     --------     --------     --------
                                                     $ 82,585     $ 47,134     $ 37,268
                                                     --------     --------     --------
                                                     --------     --------     --------
        Depreciation and amortization:
          Wood products............................. $  7,334     $  6,847     $  6,354
          Pulp and paper products...................   21,270       21,057       20,823
          Corporate.................................      699          660          771
                                                     --------     --------     --------
                                                     $ 29,303     $ 28,564     $ 27,948
                                                     --------     --------     --------
                                                     --------     --------     --------


By Geographic Area

                                                           1993         1992         1991
                                                         --------     --------     --------
                                                                    (THOUSANDS)
    Revenues:
      United States....................................  $450,142     $449,401     $449,146
      Canada...........................................   178,784       94,944       53,129
                                                         --------     --------     --------
                                                         $628,926     $544,345     $502,275
                                                         --------     --------     --------
                                                         --------     --------     --------
    Operating profit (loss):
      United States....................................  $ (2,259)    $   (608)    $  4,322
      Canada...........................................    54,559       11,273          757
                                                         --------     --------     --------
                                                           52,300       10,665        5,079
    Other gains (losses), net..........................        --       (1,589)      (1,940)
    Interest expense...................................    (8,714)      (5,622)      (3,941)
    General corporate expense..........................    (7,180)      (5,924)      (6,291)
                                                         --------     --------     --------
    Income (loss) before income taxes and
      accounting changes...............................  $ 36,406     $ (2,470)    $ (7,093)
                                                         --------     --------     --------
                                                         --------     --------     --------
    Identifiable assets:
      United States....................................  $354,365     $284,746     $284,589
      Canada...........................................    79,043       69,145       48,560
      Corporate........................................    22,413       15,790       13,834
                                                         --------     --------     --------
                                                         $455,821     $369,681     $346,983
                                                         --------     --------     --------
                                                         --------     --------     --------

Notes:

A. The Company operates principally in two industries:

       1) Wood products: Manufacture and sale of lumber and wood chips.

       2) Pulp and paper products: Manufacture and sale of bleached kraft pulp, tissue products and disposable diapers.

B. Operating profit (loss) is total revenue less directly identifiable costs and expenses. In computing operating profit (loss), none of the following items have been included: General corporate expenses, interest expense, other gains (losses) and income taxes.

C. Identifiable assets are those assets of the Company that are identified with the operations in each industry or geographic area.

12.  SUBSEQUENT EVENT

     On January 24, 1994, the Board of Directors authorized management to redeem the Company's $40 million of convertible subordinated debentures. It is expected the debentures will be converted into approximately 1,542,000 shares of common stock in the first quarter of 1994.

     Primary earnings per share for 1993, assuming the conversion had taken place at the beginning of the year, would have been $1.70 compared to the $1.80 reported for 1993. Fully diluted earnings per share for 1993 would not have been affected as the amount reported already reflects the impact of the conversion transaction.

                      POPE & TALBOT, INC. AND SUBSIDIARIES

                        QUARTERLY FINANCIAL INFORMATION

     The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, the income tax provision is estimated using the best available information for projected results for the entire year.

                                                          QUARTER
                                      -----------------------------------------------
                                       FIRST        SECOND       THIRD        FOURTH        YEAR
                                      --------     --------     --------     --------     --------
                                                      (THOUSANDS EXCEPT PER SHARE)
1993
Revenues............................. $167,613     $151,216     $150,910     $159,187     $628,926
Gross profit.........................   26,386       16,791       12,562       19,015       74,754
Income before accounting changes.....   11,034        4,672        1,313        4,556       21,575
Cumulative effect of accounting
  changes............................     (562)          --           --           --         (562)
                                      --------     --------     --------     --------     --------
Net income........................... $ 10,472     $  4,672     $  1,313     $  4,556     $ 21,013
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------
Net income per common share:
  Primary income before accounting
     changes......................... $    .95     $    .40     $    .11     $    .39     $   1.85
  Cumulative effect of accounting
     changes.........................     (.05)          --           --           --         (.05)
                                      --------     --------     --------     --------     --------
     Primary net income.............. $    .90     $    .40     $    .11     $    .39     $   1.80
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------
  Fully diluted income before
     accounting changes.............. $    .85     $    .38     $    .11     $    .36     $   1.71
  Cumulative effect of accounting
     changes.........................     (.04)          --           --           --         (.04)
                                      --------     --------     --------     --------     --------
     Fully diluted net income........ $    .81     $    .38     $    .11     $    .36     $   1.67
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------
1992
Revenues............................. $127,142     $129,764     $143,571     $143,868     $544,345
Gross profit.........................    8,030        3,840        7,637       15,017       34,524
Other gains (losses), net............       --       (1,657)          --           68       (1,589)
Net income (loss)....................      103       (4,280)        (907)       2,832       (2,252)
Primary and fully diluted net income
  (loss) per common share............      .01         (.37)        (.08)         .25         (.19)
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------