Form 10-K, Exhibit 13
period 1994-12-31
POPE & TALBOT INC /DE/
filed 1995-03-28
CIK 311871

                                                                 Exhibit 13.1

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Pope & Talbot, Inc. and Subsidiaries


Years ended December 31
(Dollars in thousands except per share)                             1994         1993         1992        1991         1990
- ---------------------------------------                           --------     --------     --------    --------     --------
OPERATIONS
Revenues                                                          $659,873     $628,926     $544,345    $502,275     $562,493
Depreciation and amortization                                       39,061       29,303       28,564      27,948       26,352
Interest expense, net                                                9,322        8,714        5,622       3,941        3,925
Income (loss) before accounting changes                             15,897       21,575       (2,252)     (5,095)      19,829
Cumulative effect of accounting changes                                  -         (562)           -      (6,467)           -
                                                                  --------     --------    --------     --------     --------
Net income (loss)                                                 $ 15,897     $ 21,013    $ (2,252)    $(11,562)    $ 19,829
                                                                  ========     ========    ========     ========     ========
Effective tax rate                                                      40%          41%         (9)%        (28)%         36%

PER COMMON SHARE
Income (loss) before accounting changes - primary                 $   1.21     $   1.85    $    (.19)   $   (.44)    $   1.70
Income (loss) before accounting changes - fully diluted               1.20         1.71         (.19)       (.44)        1.61
Effect of accounting changes - primary                                   -         (.05)           -        (.56)           -
Effect of accounting changes - fully diluted                             -         (.04)           -        (.56)           -
Cash dividends                                                         .76          .76          .76         .76          .72
Stockholders' equity                                                 17.08        15.73        14.85       16.09        17.83

YEAR-END COMMON SHARES OUTSTANDING, NET OF TREASURY STOCK       13,362,729   11,715,798   11,610,664  11,597,560   11,580,440

FINANCIAL POSITION (at December 31)
Current assets                                                    $223,050     $169,897     $138,288    $122,393     $131,612
Properties, net                                                    282,827      269,200      222,500     213,964      209,673
Other assets                                                        33,507       16,724        8,893      10,626       12,655
                                                                  --------     --------     --------    --------     --------
                                                                  $539,384     $455,821     $369,681    $346,983     $353,940
                                                                  ========     ========     ========    ========     ========
Current liabilities                                               $103,576     $101,162     $ 79,668    $ 64,545     $ 49,389
Long-term obligations                                               28,777       27,803       24,227      16,934        4,401
Long-term debt                                                     177,471      134,599       89,500      69,000       77,490
Deferred income taxes                                                1,365        7,936        3,892       9,896       16,132
Stockholders' equity                                               228,195      184,321      172,394     186,608      206,528
                                                                  --------     --------     --------    --------     --------
                                                                  $539,384     $455,821     $369,681    $346,983     $353,940
                                                                  ========     ========     ========    ========     ========
CASH FLOW
Operating activities:
   Net income (loss)                                              $ 15,897     $ 21,013     $ (2,252)   $(11,562)    $ 19,829
   Depreciation and amortization                                    39,061       29,303       28,564      27,948       26,352
   Other (gains) losses, net                                       (13,845)           -        1,589       1,940         (867)
   Cumulative effect of accounting changes                               -          562            -       6,467            -
   Working capital and other                                       (51,686)     (13,990)      10,833       2,717       (6,615)
                                                                  --------     --------       ------    --------     --------
      Cash provided by (used for) operating activities             (10,573)      36,888       38,734      27,510       38,699

Investing activities:
   Capital expenditures                                            (55,582)     (82,585)     (32,276)    (37,268)     (41,876)
   Acquisition of sawmill                                                -            -      (19,417)          -            -
   Cash provided by restructuring activities                             -            -       11,480       2,750       19,622
   Proceeds from sale of other properties                              722        1,156        1,158       1,848        1,101
                                                                  --------     --------     --------    --------     --------
      Cash used for investing activities                           (54,860)     (81,429)     (39,055)    (32,670)     (21,153)

Financing activities:
   Net increase in borrowings                                       91,899       51,017        9,483       8,440        1,935
   Increase in restricted bond funds                               (15,458)           -            -           -            -
   Cash dividends                                                   (9,855)      (8,871)      (8,821)     (8,806)      (8,445)
   Other                                                             1,926        1,819          229         293       (4,133)
                                                                  --------     --------     --------    --------     --------
      Cash provided by (used for) financing activities              68,512       43,965          891         (73)     (10,643)
                                                                  --------     --------     --------    --------     --------
Increase (decrease) in cash and cash equivalents                  $  3,079     $   (576)    $    570    $ (5,233)       6,903
                                                                  ========     ========     ========    ========     ========



                                       14