Form 10-K/A, Exhibit 13
POPE & TALBOT INC /DE/
filed 1995-03-30
CIK 311871

                                                                 Exhibit 13.1

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Pope & Talbot, Inc. and Subsidiaries


Years ended December 31
(Dollars in thousands except per share)                             1994         1993         1992        1991         1990
---------------------------------------                           --------     --------     --------    --------     --------
OPERATIONS
Revenues                                                          $659,873     $628,926     $544,345    $502,275     $562,493
Depreciation and amortization                                       39,061       29,303       28,564      27,948       26,352
Interest expense, net                                                9,322        8,714        5,622       3,941        3,925
Income (loss) before accounting changes                             15,897       21,575       (2,252)     (5,095)      19,829
Cumulative effect of accounting changes                                  -         (562)           -      (6,467)           -
                                                                  --------     --------    --------     --------     --------
Net income (loss)                                                 $ 15,897     $ 21,013    $ (2,252)    $(11,562)    $ 19,829
                                                                  ========     ========    ========     ========     ========
Effective tax rate                                                      40%          41%         (9)%        (28)%         36%

PER COMMON SHARE
Income (loss) before accounting changes - primary                 $   1.21     $   1.85    $    (.19)   $   (.44)    $   1.70
Income (loss) before accounting changes - fully diluted               1.20         1.71         (.19)       (.44)        1.61
Effect of accounting changes - primary                                   -         (.05)           -        (.56)           -
Effect of accounting changes - fully diluted                             -         (.04)           -        (.56)           -
Cash dividends                                                         .76          .76          .76         .76          .72
Stockholders' equity                                                 17.08        15.73        14.85       16.09        17.83

YEAR-END COMMON SHARES OUTSTANDING, NET OF TREASURY STOCK       13,362,729   11,715,798   11,610,664  11,597,560   11,580,440

FINANCIAL POSITION (at December 31)
Current assets                                                    $223,050     $169,897     $138,288    $122,393     $131,612
Properties, net                                                    282,827      269,200      222,500     213,964      209,673
Other assets                                                        33,507       16,724        8,893      10,626       12,655
                                                                  --------     --------     --------    --------     --------
                                                                  $539,384     $455,821     $369,681    $346,983     $353,940
                                                                  ========     ========     ========    ========     ========
Current liabilities                                               $103,576     $101,162     $ 79,668    $ 64,545     $ 49,389
Long-term obligations                                               28,777       27,803       24,227      16,934        4,401
Long-term debt                                                     177,471      134,599       89,500      69,000       77,490
Deferred income taxes                                                1,365        7,936        3,892       9,896       16,132
Stockholders' equity                                               228,195      184,321      172,394     186,608      206,528
                                                                  --------     --------     --------    --------     --------
                                                                  $539,384     $455,821     $369,681    $346,983     $353,940
                                                                  ========     ========     ========    ========     ========
CASH FLOW
Operating activities:
   Net income (loss)                                              $ 15,897     $ 21,013     $ (2,252)   $(11,562)    $ 19,829
   Depreciation and amortization                                    39,061       29,303       28,564      27,948       26,352
   Other (gains) losses, net                                       (13,845)           -        1,589       1,940         (867)
   Cumulative effect of accounting changes                               -          562            -       6,467            -
   Working capital and other                                       (51,686)     (13,990)      10,833       2,717       (6,615)
                                                                  --------     --------       ------    --------     --------
      Cash provided by (used for) operating activities             (10,573)      36,888       38,734      27,510       38,699

Investing activities:
   Capital expenditures                                            (55,582)     (82,585)     (32,276)    (37,268)     (41,876)
   Acquisition of sawmill                                                -            -      (19,417)          -            -
   Cash provided by restructuring activities                             -            -       11,480       2,750       19,622
   Proceeds from sale of other properties                              722        1,156        1,158       1,848        1,101
                                                                  --------     --------     --------    --------     --------
      Cash used for investing activities                           (54,860)     (81,429)     (39,055)    (32,670)     (21,153)

Financing activities:
   Net increase in borrowings                                       91,899       51,017        9,483       8,440        1,935
   Increase in restricted bond funds                               (15,458)           -            -           -            -
   Cash dividends                                                   (9,855)      (8,871)      (8,821)     (8,806)      (8,445)
   Other                                                             1,926        1,819          229         293       (4,133)
                                                                  --------     --------     --------    --------     --------
      Cash provided by (used for) financing activities              68,512       43,965          891         (73)     (10,643)
                                                                  --------     --------     --------    --------     --------
Increase (decrease) in cash and cash equivalents                  $  3,079     $   (576)    $    570    $ (5,233)       6,903
                                                                  ========     ========     ========    ========     ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

POPE & TALBOT, INC. AND SUBSIDIARIES

OVERVIEW

Increased losses in tissue and lower diaper earnings more than offset the results of a strengthening pulp market and another strong year for lumber, resulting in a 24 percent earnings decline in 1994 from 1993. Pope & Talbot's earnings for 1994 were $15.9 million, or $1.21 per share ($1.20 on a fully diluted basis), a decline from 1993's net income of $21.0 million, or $1.80 per share ($1.67 on a fully diluted basis).
         While strong lumber markets continued from 1993 into the first quarter of 1994, rising interest rates resulted in declining lumber prices for the remainder of the year. Lumber prices averaged higher in 1994 than 1993, but higher log costs, particularly in Canada, reduced earnings below 1993 levels. In mid 1994, the United States Government rescinded a 6.51 percent duty that had been charged on all Canadian lumber sold in the United States since early 1992. The 1994 earnings reflect an anticipated refund of the $13.8 million pre-tax paid under this duty during 1992 and 1993. Pulp losses in 1994 were reduced substantially from 1993 and by year-end pulp was beginning to show positive earnings. Tissue posted losses for the third consecutive year as slightly higher average sales prices for tissue were not adequate to offset increases in operating expenses and wastepaper prices. Diaper profits declined from 1993's record year as product pricing decreased slightly in response to the producers of national diaper brands attempting to regain market share, while operating costs increased.
         Revenues increased 5 percent to a record $659.9 million in 1994 from $628.9 million in 1993. Higher pulp sales volume resulting from operating at essentially full capacity and higher lumber selling prices generated the higher sales levels.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. The debt-to-total-capitalization ratio increased slightly to 44 percent and total debt increased to $177.5 million at year-end 1994, from 42 percent and $134.6 million at the end of 1993. The current ratio at December 31, 1994 was 2.2 to 1, compared to the 1.7 to 1 ratio at the end of 1993.
         Overall, cash used by operations was $10.6 million in 1994. Net income before non-cash charges for depreciation and amortization generated cash of $55.0 million. Inventories increased $32.1 million due primarily to higher tissue, diaper and log inventories. Tissue and diaper inventories were up due to sluggish product demand in the fourth quarter. Increased log inventories related mainly to higher prices paid for logs in Canada in 1994 and higher inventory volumes at Port Gamble. Receivables are higher, reflecting the remaining $16.1 million Canadian duty refund which is anticipated to be received in the first half of 1995. Income taxes payable are lower due to lower 1994 earnings and the timing of recognition and payment of the Canadian tax liability.
         The Company increased its borrowings in 1994 by $74 million on its short- and long-term unsecured revolving credit agreements. Additionally, an $18.8 million loan from the City of Eau Claire, Wisconsin under the state's solid waste disposal revenue bond program was obtained in 1994 to finance the major portion of a project at the Company's Eau Claire, Wisconsin tissue facility to improve and upgrade that facility's existing recycled fiber pulping capabilities. Of the $18.8 million, $15.5 million is being held in an escrow account and will be drawn on as the project is completed. See Note 4 of Notes to Consolidated Financial Statements for further long-term debt information and subsequent years' debt repayment schedules. Cash resources, including debt financing, were used to finance $55.6 million of capital expenditures, and $9.9 million for the payment of dividends. Scheduled long-term debt repayments were $901 thousand in 1994 and are projected to be essentially unchanged in 1995. Capital spending declined from the record spending in 1993 of $82.6 million to $55.6 million in 1994, the second highest capital spending level in the Company's history. The most significant projects during 1994 included completion of a project to expand drying capabilities at the Halsey pulp mill, the second phase of a project to improve raw material utilization at the Castlegar, B.C. sawmill, and other cost reduction and product improvement projects at the Company's other locations. Additionally, as previously mentioned, a project to improve the quality of the recycled pulp at the Eau Claire tissue facility was started in 1994 and is scheduled to be completed in the first half of 1995.

         The Company has invested substantial funds during the last two years to improve product quality and marketability, reduce costs, improve customer service and meet environmental requirements. It is expected that spending on capital projects will be substantially less in 1995 than either 1994 or 1993. It is anticipated that $23 million will be required to complete capital projects in process, the most significant being the completion of the pulp modernization project at the Eau Claire tissue facility. In addition, the Company anticipates that additional capital projects will be undertaken during 1995, primarily to sustain existing operations. Projected 1995 capital spending is expected to be funded with internally generated cash, restricted bond funds, and supplemented, if necessary, with borrowings on the Company's lines of credit.
         The Company has available $120 million of credit lines under existing agreements, of which $85 million was outstanding at December 31, 1994.
         During the first quarter of 1994, the Company called for redemption of all the Company's $40 million 6 percent convertible subordinated debentures due 2012. The effect of this transaction was to reduce long-term debt by $40 million and increase stockholders' equity by $38.6 million ($40 million less fees and expenses) and to increase common shares outstanding by 1.5 million shares.
         The impact of fluctuations in foreign currency exchange rates have not had, and are not expected to have, a significant effect on the Company's liquidity or results of operations.

RESULTS OF OPERATIONS

WOOD PRODUCTS

The Company's wood products business, which in 1994 comprised 46 percent of consolidated revenues, generated operating profit of $55.2 million in 1994. Additionally, income of $13.8 million representing the return by the United States Government of a duty paid in 1993 and 1992 to the government for Canadian lumber sold in the United States was recognized in 1994. During 1992 the United States Government imposed a 6.51 percent duty on Canadian lumber sold in the United States. After numerous studies and appeals, the United States Government concluded that there was no basis for this duty and during 1994 terminated the duty and announced that all amounts paid under the duty would be refunded with interest. A portion of the returned duty was received in 1994, with the remainder expected to be received during the first half of 1995. Excluding the duty refund, wood products earnings of $55.2 million were the second best earnings in the Company's history behind the 1993 record earnings of $62.1 million. Earnings in 1992 were $15.3 million. Many of the same economic factors which impacted the wood products business in 1993 continued into 1994. Significantly curtailed harvest levels for timber from federal lands in the Pacific Northwest as a result of environmental pressure to reduce timber harvests continued into 1994. This reduced harvest level has decreased the amount of timber available from federal lands over the last three years, and average year-to-year lumber sales prices have increased over the last three years in response to tighter timber supplies as well as a stronger housing market. Lumber prices, however, during 1994 declined steadily throughout the year after peaking in the first quarter of 1994. Housing starts have remained relatively constant over the past three years with 1.4 million housing starts in 1994 compared to 1.28 million in 1993 and 1.2 million in 1992. Interest rates, which historically have influenced the level of housing starts, began to move upward in 1994. Housing starts during the last six months of 1994 were lower, reflecting the higher interest rate environment.
         Approximately 40 percent of the Company's lumber capacity is in the United States, with half of this capacity in Western Washington where the environmental concerns have sharply restricted the volume of public timber available, and increased the cost of remaining timber, and half in the Black Hills region of South Dakota and Wyoming, where timber supplies are more stable although timber costs have increased. United States log costs have continued to escalate in 1993 and 1994 and have essentially offset the benefit of higher lumber prices. The Company's Canadian sawmills represent 60 percent of the Company's lumber capacity. During 1994, log costs for the Company's Canadian sawmills increased approximately 42 percent, well above the approximate 11 percent increase in sales prices. During 1994, the Provincial Government of British Columbia adjusted upward the price charged for a substantial portion of the wood used by the Company's three Canadian sawmills effective May 1, 1994. The new pricing formula is based on a relationship to end- product prices and increased log costs approximately $7 million in 1994. Based on lumber prices in effect at the end of 1994, the new pricing structure would increase Canadian timber costs by approximately $11 million in 1995 over the stumpage rates in effect prior to the revised formula. The Company values its United States lumber inventories on the last-in, first-out method. Quantities of certain lumber inventories valued at LIFO were reduced, generating 1994 pre-tax income of approximately $5 million, primarily in the second half of the year.
         Lumber sales volume decreased to 686 million board feet in 1994 or 87 percent of the estimated 785 million board feet of 1994 capacity. Sales volumes in 1993 and 1992 were 726 million board feet and 669 million board feet, respectively. The increase in 1993 was due to the mid 1992 acquisition of the 225 million board feet per year Castlegar sawmill. Lower production at the Canadian sawmills caused by poor log quality during a portion of 1994 and periodic shutdowns of the Port Gamble sawmill, as a result of a lack of acceptably priced timber in relation to end-product prices, resulted in the lower overall production in 1994. Port Gamble is the only Company sawmill in the high-priced timber region of the Pacific Northwest and operates only as acceptably priced timber is available. Effective January 1, 1995, the Company will reduce its Grand Forks, British Columbia sawmill to a one-shift basis, reducing the Company's lumber production capacity by approximately 60 million board feet annually, or approximately 8 percent of the Company's lumber capacity. The curtailment was caused by reduced timber harvest levels allowed by the British Columbia Government. In Canada, the provincial government of British Columbia's Commission of Resources and Environment (CORE) is reviewing the future use of the forest resources in the province, including reserving additional forest resources to park lands. This may affect the amount of timber available in the future and could reduce the amount of timber available to the Company's Canadian sawmills by 10 percent to 30 percent or more.
         Wood products revenues were $304.2 million in 1994 compared to $300 million in 1993 and $214.2 million in 1992. The 1993 revenue increase was a combination of 9 percent higher sales volumes and 34 percent higher sales prices. During 1994, lower sales volumes were more than offset by higher sales prices to produce the slightly higher sales amounts. Based on the anticipated reduction in Canadian lumber capacity and sales prices in effect at year-end, it is likely that Wood Products will generate a lower level of earnings in 1995 than 1994.

PULP AND PAPER PRODUCTS

The pulp and paper segment, which produces market pulp, private label tissue and disposable diapers generated 54 percent of 1994 revenues. The pulp and paper segment has posted losses for the last three years, after several years of profitable operations. Pulp and paper operating losses before other gains and losses were $4.6 million in 1992, $9.8 million in 1993 and increased to $23.2 million in 1994. Results for 1994 included several unusual items primarily for litigation, computer systems maintenance and termination costs which increased expenses by approximately $8 million. Tissue losses have increased each year since 1992. Pulp losses in 1994 were substantially less than 1993 after increasing losses in 1991 through 1993. Diapers income increased annually from 1991 through 1993, when record diaper profits were posted; however, during 1994 diaper profits declined substantially. Pulp and paper revenues increased 8 percent in 1994 with sales of $355.7 million, compared to 1993 sales of $328.9 million and 1992 sales of $330.2 million. During 1993 market pulp revenues declined on 28 percent lower volumes and 12 percent lower pricing. Revenues improved in 1994 as the pulp mill returned to essentially full production for the majority of 1994, and pricing improved throughout the year. Tissue revenues declined in 1993 from 1992 levels and remained largely unchanged in 1994. Diaper revenues increased in 1993 from 1992 on higher volumes and prices; however, diaper revenues declined in 1994 on lower volumes and prices.
         The most significant factor in the increased pulp and paper segment loss in 1994 was the substantial decline in diaper earnings. During 1993 diaper sales volumes increased 21 percent to 1.1 billion diapers and although Procter & Gamble, a significant producer of branded disposable diapers, reduced selling prices, the Company was generally able to maintain its diaper selling prices in 1993 at 1992 levels. Sales volumes of diapers overall in the United States have not increased in the last two years which has led to the competitive pricing environment which continued into 1994, and under pressure from both branded producers and other private label diaper producers, sales prices declined an average of 3 percent in 1994. During the fourth quarter of 1994, Procter & Gamble announced a further price reduction which is scheduled to become effective in the first quarter of 1995 and it is anticipated that the Company will be required to also reduce its diaper prices. Sales volumes suffered early in 1994; however, during the last half of the year, sales volumes had improved to approximately 85 percent of capacity. Overall diapers operated at approximately 81 percent of capacity during 1994. The increases in pulp prices which benefited our pulp business late in 1994 had a detrimental effect on the Company's diaper operations.
Costs for fluff pulp, a primary component of disposable diapers, and corrugated containers began to increase in the second half of the year, and are expected to continue to increase in 1995. Additionally, costs for other non-pulp based raw materials also began to increase in the second half of 1994. In December 1994, the Company instituted several cost reduction efforts, including reductions in salaried headcounts to reduce the diaper operations cost structures. Additionally, the Company is also reviewing alternatives to reduce the cost of producing its diapers, including reducing overall labor costs and changing the amount and type of raw materials used to manufacture diapers.
         The Company's tissue business, which comprised 16 percent of total Company revenues in 1994, has incurred increasing losses each year since 1992. Prices for the Company's tissue products, which had declined during the four years ending in 1993 caused by industry capacity increases which exceeded demand growth and aggressive pricing by branded tissue, began to stabilize during 1994. Through 1993, tissue sales prices had declined approximately 13 percent from when they first began to decline in 1989; however, prices increased approximately 2 percent in 1994. In December 1994, Procter & Gamble, a significant producer of consumer tissue products, announced a 5 to 7 percent price increase effective in the first quarter 1995. The Company also announced a 5 to 7 percent first quarter 1995 price increase. It is unclear at this time what portion of these price increases will become effective. Tissue shipments were essentially unchanged in 1994 from 1993 and overall tissue operated at approximately 97 percent of capacity. Higher prices for wastepaper, the primary raw material for the Company's tissue products began to increase in the second half of 1994 in line with the strengthening pulp market. Wastepaper prices were further pushed to record price levels by shortages in de-ink grades of pulp caused by the start-up in 1994 of new recycled fiber mills in the United States. The Company instituted in December 1994 several cost reduction efforts in the tissue business, including reductions in salaried headcounts. The current losses in the Company's tissue business and increasing fiber costs indicate that a return to profitability will be dependent on improved industry pricing.
         The Company's market pulp business, which comprised approximately 14 percent of 1994 revenues has seen a substantial improvement in the pulp markets during 1994, with industry pricing for a standard grade of bleached softwood pulp selling at the end of 1994 for more than 70 percent above its December 1993 price. Although prices for the Company's pulp have increased during 1994, they have lagged behind industry levels. Currently, approximately 50 percent of the mill's capacity is sold to a new customer in 1994, the Grays Harbor Paper Company, with pricing tied to a formula based on white paper prices. These paper prices did not increase as rapidly as pulp pricing, and prices for this pulp are currently below industry pricing. For the majority of 1994, a significant portion of the Company's pulp not sold to Grays Harbor had been sold under pricing arrangements which were below industry pricing. Late in the third quarter of 1994, these non-Grays Harbor pricing provisions expired and prices for non-Grays Harbor sales have returned to a normal relationship to market. Overall, pulp prices in 1994 were 25 percent higher than 1993's prices which had declined 12 percent below 1992's already depressed levels; however, year-end 1994 pulp prices were 62 percent higher than year-end 1993 prices.
         During the first quarter of 1994, the Company completed and successfully started up a conventional pulp dryer with the capability of drying the full output of the Halsey pulp mill. Previously, this mill had been limited in its ability to dry the full output of the mill. Combined with other mill modifications, the pulp dryer provides the flexibility to sell the full output in domestic or world pulp markets. Historically, a portion of the pulp was sold in slush form to an adjacent tissue facility. During mid-1993, the tissue facility completed its phase-out of the Company's pulp and converted to recycled fiber pulp. As a result of a lack of adequate drying capacity and depressed pulp prices, the Company's Halsey pulp mill operated at approximately 60 percent of capacity during 1993. This continued into early 1994; however, during the last six months of 1994, the mill operated essentially at capacity. Overall, the mill operated at 88 percent of capacity in 1994.
         Environmental concerns over timber harvests, which have caused high log costs for the Company's Port Gamble sawmill, have also caused higher chip costs and reduced chip availability from historic sources at the Halsey pulp mill over the last several years. In order to maintain an adequate supply of wood fiber to the mill and to reduce its fiber costs, the Company has expanded its geographic base from which it obtains softwood chips and began in 1994 to use sawdust and hardwood chips as raw materials for a portion of the production. Sawdust has historically been less expensive than the softwood chips normally used as the primary raw material for the pulp mill. In order to maintain an adequate supply of chips for the anticipated 60 percent of the pulp mill's production which will remain based on these softwood chips, the Company will continue to use an expanded geographic base to obtain chips, adding to their cost. Although chip costs have remained at historically high levels, they have been essentially constant during 1992, 1993 and 1994; however, chip prices did begin to increase late in the fourth quarter of 1994. Unless environmental restrictions on timber harvests are relaxed, chip prices likely will remain high, and sawdust and hardwood chip prices may also increase.

OTHER MATTERS

The Environmental Protection Agency (EPA) has published proposed regulations which would establish standards and limitations for non-combustion sources under the Clean Air Act and revised regulations under the Clean Water Act. These proposals are collectively referred to as the "cluster rules" and have been the subject of extensive discussions between the pulp and paper industry and the EPA. The Company's primary exposure to these proposals relate to the Company's Halsey pulp mill, and to a much lesser degree the Company's two tissue mills. Based on preliminary evaluation of the proposed rules, the costs of modifications to the Company's mills could range from $15 million to $30 million. The proposed rules could be made effective in 1999, although later enactment is possible.





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pope & Talbot, Inc.:


We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
         As discussed in Notes 1 and 7 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and supplies inventories.




                                                            Arthur Andersen LLP

Portland, Oregon,
January 23, 1995

CONSOLIDATED BALANCE SHEETS

Pope & Talbot, Inc. and Subsidiaries


December 31 (Dollars in thousands except per share)                                 1994                1993
---------------------------------------------------                               ---------          ---------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $   6,847          $   3,768
   Accounts receivable                                                               55,333             56,040
   Countervailing duty refund receivable (Note 8)                                    16,144                  -
   Inventories (Notes 1 and 2)                                                      127,392             95,256
   Deposits on timber purchase contracts                                              5,997              5,937
   Prepaid expenses (Note 7)                                                         11,337              8,896
                                                                                  ---------          ---------
      Total current assets                                                          223,050            169,897

Properties (Notes 3, 8 and 9):
   Plant and equipment                                                              548,430            503,416
   Accumulated depreciation                                                        (276,465)          (245,104)
                                                                                  ---------          ---------
                                                                                    271,965            258,312
   Land and timber cutting rights                                                    10,862             10,888
                                                                                  ---------          ---------
      Total properties                                                              282,827            269,200

Other assets:
   Restricted bond funds (Note 4)                                                    15,458                  -
   Deferred charges                                                                  13,853             12,362
   Goodwill, net of amortization                                                      4,196              4,362
                                                                                  ---------          ---------
      Total other assets                                                             33,507             16,724
                                                                                  ---------          ---------
                                                                                  $ 539,384          $ 455,821
                                                                                  =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable (Note 4)                                                         $  20,000          $  11,000
   Current portion of long-term debt (Note 4)                                           928                901
   Accounts payable                                                                  36,736             36,228
   Accrued payroll and related taxes                                                 21,074             18,336
   Other accrued liabilities                                                         16,238             16,875
   Income taxes (Notes 1 and 7)                                                       8,600             17,822
                                                                                  ---------          ---------
      Total current liabilities                                                     103,576            101,162

Reforestation (Notes 1 and 9)                                                        15,136             14,999
Postretirement benefits (Note 6)                                                     13,641             12,804
Long-term debt, net of current portion (Note 4)                                     177,471            134,599
Deferred income taxes (Notes 1 and 7)                                                 1,365              7,936
Commitments and contingencies (Note 10)                                                   -                  -

Stockholders' equity (Notes 1, 4, and 5):
   Preferred stock, $10 par value, 1,500,000 shares authorized,
      none issued                                                                         -                  -
   Common stock, $1 par value, 20,000,000 shares authorized,
      13,971,605 issued (12,429,352 in 1993)                                         13,972             12,429
   Additional paid-in capital                                                        40,858              3,370
   Retained earnings                                                                191,804            185,762
   Cumulative translation adjustments                                                (7,315)            (4,578)
   Common stock held in treasury, at cost                                           (11,124)           (12,662)
                                                                                  ---------          ---------
      Total stockholders' equity                                                    228,195            184,321
                                                                                  ---------          ---------

                                                                                  $ 539,384          $ 455,821
                                                                                  =========          =========

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

Pope & Talbot, Inc. and Subsidiaries

Years ended December 31 (Thousands except per share)                    1994            1993          1992
----------------------------------------------------                  --------        --------      --------
Revenues                                                              $659,873        $628,926      $544,345

Costs and expenses:
   Cost of sales                                                       604,249         554,172       509,821
   Selling, general and administrative                                  33,485          29,634        29,783
   Interest, net (Notes 1 and 4)                                         9,322           8,714         5,622
                                                                      --------        --------      --------
                                                                       647,056         592,520       545,226

Other gains (losses), net (Note 8)                                      13,845              -         (1,589)
                                                                      --------        --------      --------

Income (loss) before income taxes and
   cumulative effect of accounting changes                              26,662          36,406        (2,470)
Income tax provision (benefit) (Note 7)                                 10,765          14,831          (218)
                                                                      --------        --------      --------

Income (loss) before cumulative effect
   of accounting changes                                                15,897         21,575         (2,252)
Cumulative effect of accounting changes (Note 1)                             -           (562)             -
                                                                      --------        --------      --------
Net income (loss)                                                     $ 15,897       $ 21,013       $ (2,252)
                                                                      ========       ========       ========

Net income (loss) per common share (Note 1):

   Primary:
      Income (loss) before cumulative effect of
         accounting changes                                           $   1.21       $   1.85       $   (.19)
      Cumulative effect of accounting changes                                -           (.05)             -
                                                                      --------       --------       --------
   Primary earnings (loss) per share                                  $   1.21       $   1.80       $   (.19)
                                                                      --------       --------       --------

   Fully diluted:
      Income (loss) before cumulative effect of
         accounting changes                                           $   1.20       $   1.71       $   (.19)
      Cumulative effect of accounting changes                                -           (.04)             -
                                                                      --------       --------       --------
   Fully diluted earnings (loss) per share                            $   1.20       $   1.67       $   (.19)
                                                                      ========       ========       ========



The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pope & Talbot, Inc. and Subsidiaries


                                                   Common stock          Treasury stock       Additional            Cumulative
Years ended December 31                       --------------------     -------------------     paid-in    Retained  translation
(Dollars in thousands except per share)       Shares       Amounts     Shares      Amounts     capital    earnings  adjustments
---------------------------------------       ------       -------     ------      -------    ----------  --------  -----------
Balance at December 31, 1991                12,429,352     $12,429     (831,792)  $(13,601)    $ 2,261    $184,693    $   826
Net loss                                             -           -            -          -           -      (2,252)         -
Issuance of shares under stock plans                 -           -       13,104        102         127           -          -
Cash dividends ($.76 per share)                      -           -            -          -           -      (8,821)         -
Change in translation adjustment                     -           -            -          -           -           -     (3,370)
                                            ----------     -------     --------    -------      ------     -------    -------
Balance at December 31, 1992                12,429,352      12,429     (818,688)   (13,499)      2,388     173,620     (2,544)
                                            ----------     -------     --------    -------      ------     -------    -------
Net income                                           -           -      -                -           -      21,013          -
Purchase of treasury stock                           -           -      (16,703)      (353)          -           -          -
Issuance of shares under stock plans                 -           -      121,837      1,190         982           -          -
Cash dividends ($.76 per share)                      -           -            -          -           -      (8,871)         -
Change in translation adjustment                     -           -            -          -           -           -     (2,034)
                                            ----------     -------     --------    -------      ------     -------    -------
Balance at December 31, 1993                12,429,352      12,429     (713,554)   (12,662)      3,370     185,762     (4,578)
                                            ----------     -------     --------    -------      ------     -------    -------
Net income                                           -           -            -          -           -      15,897          -
Convertible debenture conversion             1,542,253       1,543            -          -      37,100           -          -
Purchase of treasury stock                           -           -       (1,946)       (63)          -           -          -
Issuance of shares under stock plans                 -           -      106,624      1,601         388           -          -
Cash dividends ($.76 per share)                      -           -            -          -           -      (9,855)         -
Change in translation adjustment                     -           -            -          -           -           -     (2,737)
                                            ----------     -------     --------    -------      ------     -------    -------
Balance at December 31, 1994                13,971,605     $13,972     (608,876)  $(11,124)    $40,858    $191,804    $(7,315)
                                            ==========     =======     ========   ========     =======   =========    =======


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Pope & Talbot, Inc. and Subsidiaries

Years ended December 31 (Thousands)                                                  1994             1993            1992
-----------------------------------                                                 -------          -------         -------
Cash flow from operating activities:
   Net income (loss)                                                               $ 15,897         $ 21,013       $ (2,252)
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
          Depreciation and amortization                                              39,061           29,303         28,564
          Other (gains) losses, net (Note 8)                                        (13,845)               -          1,589
          Cumulative effect of accounting changes (Note 1)                                -              562              -
          Changes in assets and liabilities:
             Increase (decrease) in:
                Accounts payable                                                        508            5,350         14,482
                Accrued payroll and related taxes                                     2,738            1,254          3,430
                Other accrued liabilities                                              (637)            (239)        (4,090)
                Income taxes                                                         (9,222)           9,211          5,161
                Reforestation                                                         1,010            3,280          3,095
                Postretirement benefits                                                 837              848            783
                Deferred income taxes                                                (9,140)             150         (5,940)
             Decrease (increase) in:
                Receivables                                                          (1,592)          (8,261)        (7,934)
                Inventories                                                         (32,136)         (18,648)         4,071
                Deposits on timber purchase contracts                                (2,154)          (3,651)        (1,649)
                Prepaid expenses                                                        106             (120)           990
                Deferred charges and other                                           (2,004)          (3,164)        (1,566)
                                                                                   --------         --------       --------
      Net cash provided by (used for) operating activities                          (10,573)          36,888         38,734

Cash flow from investing activities:
   Capital expenditures                                                             (55,582)         (82,585)       (32,276)
   Acquisition of sawmill (Note 9)                                                        -                -        (19,417)
   Cash provided by sale of timberlands (Note 8)                                          -                -         11,480
   Proceeds from sale of other properties                                               722            1,156          1,158
                                                                                   --------         --------       --------
      Net cash used for investing activities                                        (54,860)         (81,429)       (39,055)

Cash flow from financing activities:
   Net increase (decrease) in short-term borrowings                                   9,000            5,517        (11,517)
   Proceeds from issuance of long-term debt                                          83,800           91,000         21,000
   Reduction of long-term debt, including current portion                              (901)         (45,500)             -
   Increase in restricted bond funds (Note 4)                                       (15,458)               -              -
   Proceeds from issuance of treasury stock, net                                      1,926            1,819            229
   Cash dividends                                                                    (9,855)          (8,871)        (8,821)
                                                                                   --------         --------       --------
      Net cash provided by financing activities                                      68,512           43,965            891
                                                                                   --------         --------       --------
Increase (decrease) in cash and cash equivalents                                      3,079             (576)           570
Cash and cash equivalents at beginning of period                                      3,768            4,344          3,774
                                                                                   --------         --------       --------
Cash and cash equivalents at end of period                                         $  6,847         $  3,768       $  4,344
                                                                                   ========         ========       ========


The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pope & Talbot, Inc. and Subsidiaries
December 31, 1994, 1993 and 1992


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

PLANT AND EQUIPMENT
Plant and equipment is carried at cost and includes expenditures for new facilities and those expenditures which substantially increase the useful lives of existing plant and equipment. Costs of maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, with the resultant gain or loss included in income.
         Depreciation is computed using the straight-line method over the useful lives of respective assets. The estimated useful lives of the principal items of plant and equipment range from 3 to 20 years.
         The Company capitalizes interest on borrowed funds during the construction period of major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project. Total net interest costs incurred were $10,257,000, $10,449,000 and $5,956,000 for 1994, 1993 and
1992, respectively. Interest capitalized was $935,000 in 1994, $1,735,000 in 1993 and $334,000 in 1992. Capitalized interest is amortized over the depreciable life of related assets.

INTEREST
Interest in the Consolidated Statements of Income is shown net of interest income and, as mentioned previously, capitalized interest. Interest income was $1,760,000 in 1994 and was not significant in 1993 and 1992.

TIMBER RESOURCES
In the United States, the Company obtains its timber from various public and private sources under timber harvesting contracts. Additionally, logs are purchased on open log markets. Liabilities for timber removed under harvesting contracts are not recorded until the timber is cut, as the Company generally does not incur a direct liability for, or ownership of, this timber until it has been harvested.
         The total volume committed under contract, the 1995 planned contract harvest at contract prices and the estimated market values based on current log markets are as follows:

                                                 Thousand                               Per thousand
                                                 board feet            Amount             board feet
                                                 ----------            ------           --------------
Total under contract:
   At contract prices                             313,000           $  77,907,000            $249
   At current log market values                   313,000             116,324,000             372

1995 planned harvest:
   At contract prices                              75,000              19,371,000             258
   At current log market values                    75,000              28,030,000             374


         In Canada, the Company primarily obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses.
The cost assigned to these timber licenses is amortized over 50 years on a straight-line basis. The Company also purchases logs in Canada on open log markets.
         The Canadian timber harvesting licenses allow, but do not require, the Company to remove timber from defined areas annually on a sustained yield basis. Future allowable harvests may be adjusted if the Company does not remove timber over a five year period in accordance with the grants. As in the United States, liabilities for the cost of timber removed are not recorded until the timber is cut as the Company does not incur a direct liability for, or ownership of, this timber until it has been harvested.

GOODWILL
The goodwill contained in the Consolidated Balance Sheets relates to the 1980 purchase of the Company's Eau Claire, Wisconsin facilities. This amount is being amortized on a straight-line basis over 40 years.

REFORESTATION
Under the Canadian timber harvesting licenses mentioned previously, the Company is responsible for the reforestation of the land from which timber is harvested. A substantial portion of the costs incurred to reforest do not occur until 10 to 15 years after the timber is harvested. The Company accrues for the total projected cost of reforestation as the timber is removed. Actual expenditures for reforestation are applied against this accrual when they are made.

INCOME TAXES
Effective January 1, 1993, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences are related to depreciation, reforestation and postretirement benefits. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.
         Undistributed earnings of the Company's Canadian subsidiary totaled $107,411,000 on December 31, 1994, which, under existing law, will not be subject to United States tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any United States taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian Government on those earnings may be used in whole or in part, as credits against the United States tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred United States taxes on these undistributed earnings.

STATEMENTS OF CASH FLOWS
The Company classifies as Cash and cash equivalents, unrestricted cash on deposit in banks plus unrestricted cash invested temporarily in various investment instruments that are part of the Company's cash management program. The Company's cash and cash equivalents have original maturities of 90 days or less and the related carrying amounts approximate fair values. The effect of exchange rate changes on cash balances held in foreign currencies is not significant. Non-cash transactions have been excluded from the accompanying Consolidated Statements of Cash Flows. Total cash expenditures for interest, net of capitalized interest, were $11,465,000, $8,821,000 and $5,402,000 for 1994, 1993 and 1992, respectively. Total cash expenditures for income taxes were $26,484,000 for 1994, $9,589,000 for 1993 and $1,166,000 for 1992.

PER SHARE INFORMATION
Per share information is based on the weighted average number of common shares outstanding during each year.
         The computation for fully diluted net income (loss) per common share assumed conversion of $40 million of 6 percent convertible debentures issued in March 1987 until the debentures were converted to equity in the first quarter of 1994. The computation also includes the assumed issuance of common shares under the stock option and appreciation plan, net of an assumed buyback of treasury shares at the average market price.
         The average number of shares used to calculate primary net income
(loss) per common share was 13,110,000 in 1994, 11,685,000 in 1993 and
11,609,000 in 1992. The average number of shares used to calculate fully diluted net income (loss) per common share was 13,468,000 in 1994, 13,492,000 in 1993 and 13,165,000 in 1992.

ACCOUNTING CHANGES
In 1993, the Company changed its accounting for supplies inventories and income taxes. The income (expense) related to the cumulative effect of these accounting changes was as follows:

         (Thousands except per share)                           Amount           Per Share
                                                               -------           ---------
         Supplies inventories (net
           of $1,168 tax provision)                            $ 1,764             $ .15

         Income taxes                                           (2,326)             (.20)
                                                               -------             -----
                                                               $  (562)            $(.05)
                                                               =======             =====

Supplies inventories
Effective January 1, 1993, the Company changed its method of accounting for supplies inventories. Prior to 1993, supplies items were expensed when purchased. As of January 1, 1993, such supplies items were valued using the average-cost method and were recorded as supplies inventories. Since many supplies items are kept on hand for an extended period of time, the Company believes that reflecting these items as inventory results in a better matching of the cost of supplies with the timing of their use.
         The cumulative effect of this change in accounting for supplies inventories for years prior to 1993, which is reflected in the Consolidated Statements of Income for 1993, resulted in a benefit of $1,764,000, after related income taxes of $1,168,000, or $.15 per common share. The effect of the change on 1993's net income before cumulative effect of accounting changes was not significant. The Company was not able to determine the impact of this change on 1992 as supplies inventory records were not available prior to 1993.

Income taxes
During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The new standard was adopted prospectively and a $2,326,000, or $.20 per share, charge related to the cumulative effect of this change in accounting for income taxes was recognized.

2.  INVENTORIES


(Thousands)                                                             1994                 1993
-----------                                                           --------             --------
Lumber                                                                $ 16,349              $13,144
Tissue, tissue products and diapers                                     26,842               15,218
Logs                                                                    52,028               34,095
Pulp and paper raw material                                             20,553               21,187
Chemicals and supplies                                                   8,575                7,193
Other                                                                    3,045                4,419
                                                                      --------              -------
                                                                      $127,392              $95,256
                                                                      ========              =======

       The portion of lumber and raw materials inventories determined using the last-in, first-out (LIFO) method aggregated $9,607,000 and $8,406,000 at December 31, 1994 and 1993, respectively. The cost of these LIFO inventories valued at the lower of average cost or market, which approximates current cost, at December 31, 1994 and 1993, was $11,931,000 and $16,596,000, respectively.
During 1994, certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these inventory quantity reductions was to increase 1994 pre-tax income by approximately $5 million.

3.  PROPERTIES


(Thousands)                                                             1994           1993
-----------                                                           --------       --------
Plant and equipment:
    Mills, plants and improvements                                    $ 94,206       $ 88,490
    Equipment                                                          412,277        351,852
    Mobile equipment                                                    20,510         19,559
    Construction in progress                                            21,437         43,515
                                                                      --------       --------
                                                                      $548,430       $503,416
                                                                      ========       ========

Land and timber cutting rights:
    Land                                                              $  6,247       $  5,906
    Canadian timber cutting rights                                       4,615          4,982
                                                                      --------       --------
                                                                      $ 10,862       $ 10,888
                                                                      ========       ========

4.  DEBT


(Thousands)                                                             1994           1993
-----------                                                           --------       --------
8.375% debentures, due 2013                                           $ 75,000       $ 75,000
SELP note payable, secured by related properties,
    6.55%, payable monthly from 1994 through 2013                       15,599         16,000
Industrial revenue bond, secured by related
    properties, variable interest rate
    (4.7% at December 31, 1994), payable
    annually through 2002                                                4,000          4,500
City of Eau Claire note payable, variable interest rate
    (5.7% at December 31, 1994), due 2014                               18,800              -
Unsecured revolving-credit agreement, variable
    interest rate (6.3% at December 31, 1994)                           65,000              -
6% convertible subordinated debentures,
    converted 1994                                                           -         40,000
                                                                      --------       --------
                                                                       178,399        135,500
Less current portion                                                       928            901
                                                                      --------       --------
                                                                      $177,471       $134,599
                                                                      ========       ========

       During the fourth quarter of 1994, the City of Eau Claire, Wisconsin issued tax-exempt adjustable rate solid waste disposal revenue bonds. The bonds were issued to finance a wastepaper pulping improvement project at the Company's Eau Claire, Wisconsin tissue facility. Upon sale of the bonds, the City of

Eau Claire loaned $18.8 million to the Company. Proceeds from the loan are maintained in a trust account restricted as to use for the construction of the above stated project. The unexpended portion of such funds have been classified as Restricted bond funds in the accompanying Consolidated Balance Sheets. Trust assets are invested in short-term interest bearing marketable securities for which current market approximates cost.
       During 1993, the Company issued $75 million of 8 3/8 percent debentures due June 1, 2013. The net proceeds of approximately $73.8 million were partially used to retire $45 million of indebtedness that was outstanding under the Company's $75 million unsecured revolving-credit agreement. The remainder of the proceeds were used to finance the Company's capital improvement projects.
       In June of 1993, the State of Oregon issued tax-exempt bonds under the State's Small Scale Energy Loan Program (SELP). Upon completion of the Company's Halsey pulp mill oxygen delignification project in the fourth quarter of 1993, the State of Oregon loaned a portion of the bond proceeds ($16 million) to the Company for 20 years at 6.55 percent interest. The note is secured by substantially all of the assets at the Company's Halsey pulp mill.
       The Company has an unsecured revolving-credit agreement with a group of five banks. The agreement provides $75 million of revolving credit until 1997. On or before April 30 of any calendar year which precedes by two years the June 1997 expiration date, the Company may request a one year extension, which may be granted upon the affirmative vote of all involved banks. The interest rate associated with this agreement is based, at the option of the Company, on the Interbank (LIBOR) rate plus a variable margin ranging from 7/16 percent to 5/8 percent or the greater of the bank's prime rate during the revolving period or the Federal Funds rate plus 1/2 percent. Without extension, the full outstanding balance on the revolving-credit agreement will be due in 1997.
       Early in the second quarter of 1994, the Company negotiated a $25 million short-term line of credit. This line of credit, added to the previous short-term line, gives the Company $45 million of unsecured, short-term line-of-credit agreements with domestic banks, with interest based on negotiated rates. As of December 31, 1994, there was $20,000,000 outstanding on these lines. The interest rate on the short-term lines was 6.1 percent and
4.3 percent at December 31, 1994 and 1993, respectively. There are no commitment fees or compensating balance requirements associated with these agreements.
       In 1987, the Company issued $40 million of 6 percent convertible subordinated debentures due March 1, 2012. On February 17, 1994, the Company initiated an underwritten call for the redemption, on March 4, 1994, of the $40 million outstanding aggregate principal balance of these convertible subordinated debentures. As a result of this underwritten call, the Company issued 1,542,253 shares of previously unissued common stock to satisfy the $40 million debt obligation. This issuance of common shares resulted in an increase in Stockholders' equity of $38,643,000 ($40 million less transaction fees and unamortized debt issuance costs). This non-cash transaction has been excluded from the accompanying Consolidated Statements of Cash Flows.
       The various loan agreements contain, among other things, certain requirements as to maintenance of working capital, sale of assets, incurrence of debt and restrictions as to the payment of cash dividends. At December 31, 1994, the payment of dividends from retained earnings under all of these agreements was limited to $25.6 million.
       Excluding repayments of the unsecured revolving-credit agreement, the annual maturities of long-term debt for the four years subsequent to December 31, 1995 are: 1996 - $957,000; 1997 - $988,000; 1998 - $1,021,000 and 1999 -
$1,056,000.
       The fair value of the 8 3/8 percent debentures at December 31, 1994 was estimated to be $70,000,000 based upon rates currently available for debt with similar terms. The Company's carrying value of other long-term debt approximates its fair value.

5.       STOCK OPTION AND BONUS PLANS

The Company has a stock option and appreciation plan and a restricted stock bonus plan for officers and key employees. Both plans are administered by the Human Resources Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. At December 31, 1994, 538,886 shares were available for future grants under these plans.

STOCK OPTION AND APPRECIATION PLAN
The stock option and appreciation plan provides for granting both incentive stock options and non-qualified stock options to purchase shares of the Company's common stock at prices not less than 85 percent of fair market value on the date of grant. Options are exercisable as stated in each individual grant; however, no option may extend beyond ten years from the date of grant. The grant may provide that all or part of the option, to the extent exercisable, may be surrendered to the Company for an appreciation distribution of the difference between the option price and the fair market value on the surrender date (stock appreciation rights (SAR) grants). The appreciation distribution must be made up of at least 70 percent common stock. No stock option grants made subsequent to 1987 have SARs attached. At December 31, 1994, no outstanding options have SARs attached.
         At the date of grant, compensation expense is accrued and is measured as the excess, if any, of the current market value over the option price of the stock. Adjustments to compensation expense are made periodically for market price fluctuations when options are outstanding which have an appreciation right attached. Stock option compensation expense was not significant in 1994, 1993 or 1992. The Company has followed the practice of using treasury stock to fulfill its obligations under the stock option plan. When stock is issued pursuant to the stock option plan, the difference between the cost of treasury stock issued and the exercise price of the option is credited to Additional paid-in capital.
         At December 31, 1994, 223,302 options were exercisable. The following table summarizes stock option transactions under this plan for the three years ended December 31, 1994:

                                         1994                 1993                 1992
                                         ----                 ----                 ----
Option price range                 $14.00 - $30.38      $14.00 - $24.63      $14.00 - $24.63

Option shares granted                       99,100              296,100              167,600

Exercised and surrendered                 (106,624)            (122,650)             (11,689)

Canceled                                   (37,978)             (10,450)             (62,060)

Option shares at year-end                  703,862              749,364              586,364



RESTRICTED STOCK BONUS PLAN
The restricted stock bonus plan provides for issuance of restricted shares to officers and key employees. The issued shares are covered by restrictions as to transfer for periods of up to ten years. Compensation expense is recognized in the year the grant is made based on the market price of the Company's stock at the date of grant. Restricted stock bonus plan compensation expense was not significant in 1994, 1993 or 1992. At December 31, 1994, 4,500 shares were still under restriction.

6.     PENSION AND OTHER POSTRETIREMENT PLANS

PENSION PLANS
Substantially all of the Company's employees participate in noncontributory defined-benefit pension plans. These include plans which are administered by the Company and multi-employer plans administered by various unions.
       Certain union employees are covered under multi-employer union pension plans. Contributions to these plans are based upon negotiated hourly rates.
It is not possible to determine the amount of accumulated benefits or net assets available for benefits that apply solely to Company employees covered by these plans.
       Substantially all other Company employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee's years of service.
       The Company's funding policy regarding all of its Company administered plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current income tax regulations.
         Net periodic pension cost for 1994, 1993 and 1992 was composed of the following:

(Thousands)                                                         1994        1993        1992
-----------                                                         ----        ----        ----
Company administered plans:
    Service cost - benefits earned
         by employees during the period                            $ 2,362     $ 1,933     $ 2,164
    Interest cost on projected benefit obligation                    3,287       3,116       2,927
    Actual earnings from plan assets                                (2,062)     (5,072)     (4,576)
    Deferral of earnings (loss) from plan assets                    (1,827)      1,520       1,431
    Net amortization and deferral                                       (8)        (43)        (27)
                                                                    ------      ------      ------
         Net periodic pension cost for
             Company administered plans                              1,752       1,454       1,919

Contributions to multi-employer plans                                4,288       4,351       3,562
                                                                    ------      ------      ------

    Total net periodic pension cost                                $ 6,040     $ 5,805     $ 5,481
                                                                   =======     =======     =======

       The following table sets forth the funded status of the Company administered plans and the amounts recognized as an asset or liability in the accompanying Consolidated Balance Sheets at December 31, 1994 and 1993:

(Thousands)                                      1994                            1993
-----------                          ----------------------------    ----------------------------
                                     Plans having    Plans having    Plans having    Plans having
                                        assets in     accumulated       assets in     accumulated
                                        excess of     benefits in       excess of     benefits in
                                      accumulated       excess of     accumulated       excess of
                                         benefits          assets        benefits          assets
                                         --------        --------        --------        --------
Accumulated benefit obligation:
    Vested portion                       $(23,782)       $(14,102)       $(24,402)       $(15,610)
    Nonvested portion                        (588)           (955)           (836)         (1,159)
                                         --------        --------        --------        --------
                                          (24,370)        (15,057)        (25,238)        (16,769)
Effect of projected future
    compensation levels                    (6,095)           (419)         (6,068)           (209)
                                         --------        --------        --------        --------
Projected benefit obligation              (30,465)        (15,476)        (31,306)        (16,978)
Plan assets at fair market value           31,582          13,401          30,980          13,416
                                         --------        --------        --------        --------
Plan assets in excess of (less than)
    projected benefit obligation            1,117          (2,075)           (326)         (3,562)
Unrecognized net (gain) loss                 (451)            (12)            688           1,521
Unrecognized prior service                 (1,485)           1,462           (340)          1,626
Balance of unrecorded transition
    asset from initial application of
    Statement of Financial Accounting
    Standards No. 87                         (776)            (89)           (922)            (96)
                                         --------        --------        --------        --------
Accrued pension liability                $ (1,595)       $   (714)       $   (900)       $   (511)
                                         ========        ========        ========        ========

       Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8 percent and
5.5 percent, respectively, for 1994, and 7 percent and 5 percent, respectively, for 1993. The expected long-term rate of return on plan assets was 9 percent for 1994 and 1993.
       The Company has granted some former employees pension benefits which supplement the normal Company plan. These benefits are unfunded, general obligations of the Company. The cost associated with these grants was $234,000 in 1994, $242,000 in 1993 and $138,000 in 1992.

OTHER POSTRETIREMENT PLANS
The Company sponsors postretirement medical and life insurance plans for certain salaried and nonsalaried employees and eligible spouses and dependents of the employees. The medical plans pay a stated percentage of covered medical expenses incurred after deducting co-payments made once a stated deductible has been met. The life insurance plans pay a defined benefit. The Company's funding policy for these plans is to not make contributions to the plans prior to the actual incurrence of costs under the plans.
Net periodic cost in 1994, 1993 and 1992 for these plans was composed of the following:

(Thousands)                                                  1994           1993           1992
-----------                                                 ------         ------         ------
Service cost - benefits attributed
    to service during the period                            $  493         $  406         $  387
Interest cost on accumulated
    benefit obligation                                         851            892            853
                                                            ------         ------         ------
Net periodic cost of postretirement
    medical and life insurance plans                        $1,344         $1,298         $1,240
                                                            ======         ======         ======

       The following table reconciles the plans' funded status to the accrued postretirement medical and life insurance cost liability in the accompanying Consolidated Balance Sheets at December 31, 1994 and 1993:

 (Thousands)                                                         1994             1993
------------                                                        -------          -------
Accumulated benefit obligation:
    Retirees                                                        $ 2,299          $ 1,908
    Other fully eligible participants                                 2,866            3,853
    Other active participants                                         6,343            7,938
                                                                    -------          -------
                                                                     11,508           13,699
Unrecognized actuarial gain (loss)                                    1,790            (895)
Unrecognized prior service                                              343                -
                                                                    -------          -------
Accrued postretirement medical and
    life insurance cost liability                                   $13,641          $12,804
                                                                    =======          =======

       For measurement purposes, 10 percent and 10.5 percent rates of increase were assumed for health care costs in 1994 and 1993, respectively. The rate is assumed to decline in 1/2 percent decrements every year until it reaches 5 percent in 2004 where it will remain level thereafter. A 1 percent increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by $1,300,000 at December 31, 1994. The effect of this 1 percent increase on the service and interest cost components of the net periodic cost of postretirement medical and life insurance plans would be an increase of $170,000 in 1994. The discount rate used in determining the accumulated benefit obligation was 8 percent in 1994 and 7 percent in 1993.

7.  INCOME TAXES
       The income tax provision (benefit) consists of the following components:

 (Thousands)                                   Current         Deferred       Total
------------                                  --------         --------      -------
1994
    Federal                                   $(2,357)         $(6,826)      $(9,183)
    State                                           -           (1,076)       (1,076)
    Canada                                     22,334           (1,310)       21,024
                                              -------          --------      -------
                                              $19,977          $(9,212)      $10,765
                                              =======          =======       =======
1993
    Federal                                   $(4,195)         $   914       $(3,281)
    State                                         (17)             181           164
    Canada                                     18,993           (1,045)       17,948
                                              -------          -------       -------
                                              $14,781          $    50       $14,831
                                              =======          ========       =======
1992
    Federal                                   $  (897)         $(1,835)      $(2,732)
    State                                           -                -             -
    Canada                                      3,775           (1,261)        2,514
                                              -------          -------       -------
                                              $ 2,878          $(3,096)      $  (218)
                                              =======          ========      =======

       The third quarter 1993 increase in the United States top statutory federal rate from 34 percent to 35 percent did not have a significant effect on the Company's 1993 provision for income taxes. Effective January 1, 1993, the Company changed its method of accounting for supplies inventories. The tax effect of this accounting change of $1,168,000 was deferred. The tax rate used in providing for the cumulative effect of accounting changes differed from the United States statutory federal income tax rate by an amount representing state income taxes.
         The income tax provision was different from the amount computed by applying the United States statutory federal income tax rate as follows:

(Thousands)                                                          1994       1993        1992
-----------                                                        --------    -------     -------
Income (loss) before income taxes
    and cumulative effect of
    accounting changes:
         United States                                             $(26,978)   $(9,530)    $(8,137)
         Canada                                                      53,640     45,936       5,667
                                                                   --------    -------     -------
                                                                   $ 26,662    $36,406     $(2,470)
                                                                   ========    =======     =======
United States:
    U.S. statutory federal income tax                              $ (9,442)   $(3,335)    $(2,767)
    State income and franchise taxes,
         net of federal income tax benefit                             (699)       107           -
    Other items, net                                                   (118)       111          35
                                                                   --------    -------     -------
                                                                    (10,259)    (3,117)     (2,732)
Canada:
    U.S. statutory federal income tax                                18,774     16,078       1,927
    Effect of Canadian tax rate different
         from U.S.                                                    1,792      1,878         331
    Non-deductible interest                                             373          -         186
    Other items, net                                                     85         (8)         70
                                                                   --------    -------     -------
                                                                     21,024     17,948       2,514
                                                                   --------    -------     -------
                                                                   $ 10,765    $14,831     $  (218)
                                                                   ========    =======     =======

       In prior years the Company was required to compute its current federal income tax liability under the Alternative Minimum Tax (AMT) methodology as it resulted in a greater tax payable when compared to that computed using the standard tax system. Additional amounts paid under the AMT system can be carried forward indefinitely as credits to be applied against regular tax. AMT carryforwards at December 31, 1994 are $738,000. As of December 31, 1994, the Company has available $27,589,000 of net operating loss carryforwards for U.S. federal tax purposes, expiring in 2009.
         Following the provisions of SFAS No. 109, "Accounting for Income Taxes," adopted January 1, 1993, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax (liability) asset is comprised of the following:

                                                    December 31,       December 31,       January 1,
(Thousands)                                            1994               1993               1993
-----------                                            ----               ----               ----
Current deferred taxes:
    Gross assets                                     $  7,932           $  5,385           $  5,262
    Gross liabilities                                       -                  -                  -
                                                      -------           --------           --------
         Total current deferred taxes                   7,932              5,385              5,262

Noncurrent deferred taxes:
    Gross assets                                       27,250             19,018             15,276
    Gross liabilities                                 (28,615)           (26,954)           (21,871)
                                                     --------           --------           --------
         Total noncurrent deferred taxes               (1,365)            (7,936)            (6,595)
                                                     --------           --------           --------
Net deferred tax (liability) asset                   $  6,567           $ (2,551)          $ (1,333)
                                                     ========           ========           ========

       The Company's valuation allowance against deferred tax assets was not significant at December 31, 1994, 1993 or January 1, 1993.
         The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                 December 31,    December 31,     January 1,
(Thousands)                                         1994            1993             1993
-----------                                       --------        --------         --------
Postretirement benefits                           $  4,998        $  4,671         $  4,231
Reforestation                                        4,599           4,458            3,597
Vacation pay                                         2,247           2,028            1,942
Depreciation                                       (26,722)        (24,589)         (21,871)
AMT and other tax credits                            3,803           6,009            6,146
Net operating loss carryforwards                    10,700             663              485
Other, net                                           6,942           4,209            4,137
                                                  --------        --------         --------
    Net deferred tax (liability) asset            $  6,567        $ (2,551)        $ (1,333)
                                                  ========        ========         ========

       In 1985, the stockholders of the Company approved a Plan of Distribution pursuant to which all of the Company's timber properties and development properties and related assets and liabilities in the State of Washington were transferred to newly-formed Pope Resources, A Delaware Limited Partnership. The transfer resulted in $10,266,000 of taxes currently payable in 1985, which was charged to Stockholders' equity.
       The distribution value for federal income tax purposes that was assigned to the assets transferred to the Partnership has been challenged by the Internal Revenue Service (IRS). In January 1993, the Company petitioned the United States Tax Court in order to resolve the disputed value of the distribution. It is management's opinion, based upon consultation with independent tax counsel, that the Company can successfully defend itself against this claim and that any additional tax due would not have a material adverse effect on the financial position of the Company. The final tax settlement, if any, will be recognized as a reduction in equity with respect to the partnership transaction.

8.  OTHER GAINS AND LOSSES

COUNTERVAILING DUTY REFUND
During 1992, the United States Government imposed a 6.51 percent duty on Canadian lumber sold in the United States. After numerous studies and appeals, the United States Government concluded there was no basis for this duty and during 1994 terminated the duty and announced all amounts paid under the duty would be refunded with interest. The Company has classified the anticipated refund of duty amounts paid in 1992 and 1993 as Other gains (losses) in the Consolidated Statements of Income.

SALE OF TIMBERLANDS
During 1992, the Company sold the last of the parcels of its Oregon timberlands which were no longer necessary as a result of selling its Oakridge, Oregon sawmill in 1989.

COST REDUCTION AND EFFICIENCY IMPROVEMENTS
In 1992, the Company announced a program to reduce costs and improve operating efficiencies, principally in the pulp and paper business. Costs under this program primarily included severance and early retirement packages, asset write-downs resulting from the permanent closure of the Ladysmith, Wisconsin tissue plant and the Maryville, Missouri diaper plant, and costs to transfer equipment from the closed plants to other Company facilities.
         The components of Other gains (losses) in the Consolidated Statements of Income are as follows:

(Thousands)                                                           1994          1992
-----------                                                          -------      --------
Countervailing duty refund                                           $13,845      $      -
Sale of timberlands                                                        -        10,348
Cost reduction and efficiency
    improvements                                                           -       (11,937)
                                                                     -------      --------

         Other gains (losses), before tax                            $13,845      $ (1,589)
                                                                     =======      ========

9.       ACQUISITION OF SAWMILL

On April 15, 1992, the Company purchased a sawmill in Castlegar,
British Columbia from Westar Ltd. The sawmill has an annual capacity of approximately 225 million board feet. The purchase price of $19,417,000 was paid in cash and financed under the Company's revolving-credit agreement. Assets acquired and liabilities assumed included inventory, $8,730,000; prepaid expenses, $1,085,000; properties, $11,466,000; land and timber cutting rights, $3,392,000; accrued liabilities, $962,000; and reforestation liability, $4,294,000. The acquisition of the sawmill was accounted for as a purchase, and the consolidated financial statements include results of operating the sawmill since the date of acquisition.

10.      LITIGATION AND LEGAL MATTERS

The Company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to a great many variables and cannot be predicted with any degree of certainty, the Company presently believes that the ultimate outcome resulting from these proceedings and matters would not have a material effect on the Company's current financial position, liquidity or results of operations; however, in any given future reporting period such proceedings or matters could have a material effect on results of operations.

11. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHIC AREAS

By Industry

(Thousands)                                              1994        1993        1992
-----------                                            --------    --------    --------
REVENUES:
    Wood products                                      $304,205    $300,035    $214,167
    Pulp and paper products                             355,668     328,891     330,178
                                                       --------    --------    --------
                                                       $659,873    $628,926    $544,345
                                                       ========    ========    ========

OPERATING PROFIT (LOSS):
    Before other gains (losses), net:
         Wood products                                 $ 55,224    $ 62,084    $ 15,297
         Pulp and paper products                        (23,153)     (9,784)     (4,632)
                                                       --------    --------    --------
                                                         32,071      52,300      10,665
    Other gains (losses), net:
         Wood products                                   13,845           -       9,953
         Pulp and paper products                              -           -     (11,542)
                                                       --------    --------    --------
                                                         13,845           -      (1,589)
    Operating profit (loss):
         Wood products                                   69,069      62,084      25,250
         Pulp and paper products                        (23,153)     (9,784)    (16,174)
                                                       --------    --------    --------
                                                         45,916      52,300       9,076
Interest expense, net                                    (9,322)     (8,714)     (5,622)
General corporate expense                                (9,932)     (7,180)     (5,924)
                                                       --------    --------    --------
Income (loss) before income taxes
    and accounting changes                             $ 26,662    $ 36,406    $ (2,470)
                                                       ========    ========    ========
IDENTIFIABLE ASSETS:
    Wood products                                      $173,458    $130,905    $111,319
    Pulp and paper products                             327,454     302,503     242,572
    Corporate                                            38,472      22,413      15,790
                                                       --------    --------    --------
                                                       $539,384    $455,821    $369,681
                                                       ========    ========    ========
CAPITAL EXPENDITURES:
    Wood products                                      $ 14,141    $ 12,984    $ 22,873
    Pulp and paper products                              41,441      69,601      24,261
                                                       --------    --------    --------
                                                       $ 55,582    $ 82,585    $ 47,134
                                                       ========    ========    ========
DEPRECIATION AND AMORTIZATION:
    Wood products                                      $  7,822    $  7,334    $  6,847
    Pulp and paper products                              30,200      21,270      21,057
    Corporate                                             1,039         699         660
                                                       --------    --------    --------
                                                       $ 39,061    $ 29,303    $ 28,564
                                                       ========    ========    ========

By Geographic Area

(Thousands)                                              1994        1993        1992
-----------                                            --------    --------    --------
REVENUES:
    United States                                      $457,417    $450,142    $449,401
    Canada                                              202,456     178,784      94,944
                                                       --------    --------    --------
                                                       $659,873    $628,926    $544,345
                                                       ========    ========    ========
OPERATING PROFIT (LOSS):
    Before other gains (losses), net:
         United States                                 $(19,492)   $ (2,259)   $   (608)
         Canada                                          51,563      54,559      11,273
                                                       --------    --------    --------
                                                         32,071      52,300      10,665
    Other gains (losses), net:
         United States                                        -           -      (1,589)
         Canada                                          13,845           -           -
                                                       --------    --------    --------
                                                         13,845           -      (1,589)
    Operating profit (loss):
         United States                                  (19,492)     (2,259)     (2,197)
         Canada                                          65,408      54,559      11,273
                                                       --------    --------    --------
                                                         45,916      52,300       9,076
Interest expense, net                                    (9,322)     (8,714)     (5,622)
General corporate expense                                (9,932)     (7,180)     (5,924)
                                                       --------    --------    --------
Income (loss) before income taxes
    and accounting changes                             $ 26,662    $ 36,406    $ (2,470)
                                                       ========    ========    ========

IDENTIFIABLE ASSETS:
    United States                                      $410,990    $354,365    $284,746
    Canada                                               89,922      79,043      69,145
    Corporate                                            38,472      22,413      15,790
                                                       --------    --------    --------
                                                       $539,384    $455,821    $369,681
                                                       ========    ========    ========

NOTES:

A.  The Company operates principally in two industries:
      1) Wood products:  Manufacture and sale of lumber and wood chips.
      2) Pulp and paper products: Manufacture and sale of bleached kraft pulp, tissue products and disposable diapers.
B. Operating profit (loss) is total revenue less directly identifiable costs and expenses. In computing operating profit (loss), none of the following items have been included: General corporate expenses, net interest expense and income taxes.
C. Identifiable assets are those assets of the Company that are identified with the operations in each industry or geographic area.

QUARTERLY FINANCIAL INFORMATION

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, the income tax provision is estimated using the best available information for projected results for the entire year. During the fourth quarter of 1994, the Company recognized Other gains (losses) of $13,845,000 relating to the announced refund of countervailing duties originally paid in 1992 and 1993 (see Note 8).

                                                           Quarter
                                      ----------------------------------------
(Thousands except per share)          First      Second     Third      Fourth      Year
----------------------------         --------   --------   --------   --------   ---------
1994
Revenues                             $168,741   $157,920   $171,254   $161,958   $659,873
Gross profit                           23,817     14,209     13,270      4,328     55,624
Other gains (losses)                        -          -          -     13,845     13,845
Net income                              8,588      2,801        921      3,587     15,897
Net income per common share:
   Primary                                .70        .21        .07        .27       1.21
   Fully diluted                          .65        .21        .07        .27       1.20



1993
Revenues                             $167,613   $151,216   $150,910   $159,187   $628,926
Gross profit                           26,386     16,791     12,562     19,015     74,754
Income before accounting
   changes                             11,034      4,672      1,313      4,556     21,575
Cumulative effect of
   accounting changes                    (562)         -          -          -       (562)
                                     --------   --------   --------   --------   --------
Net income                           $ 10,472   $  4,672   $  1,313   $  4,556   $ 21,013
                                     ========   ========   ========   ========   ========

Net income per common share:
   Primary income before
      accounting changes               $  .95    $   .40    $   .11    $   .39      $1.85
   Cumulative effect of
      accounting changes                 (.05)         -          -          -       (.05)
                                       ------    -------    -------    -------      -----
          Primary net income           $  .90    $   .40    $   .11    $   .39      $1.80
                                       ======    =======    =======    =======      =====

   Fully diluted income before
      accounting changes               $  .85    $   .38    $   .11    $   .36      $1.71
   Cumulative effect of
      accounting changes                 (.04)         -          -          -       (.04)
                                       ------    -------    -------    -------      -----
          Fully diluted net income     $  .81    $   .38    $   .11    $   .36      $1.67
                                       ======    =======    =======    =======      =====