Form 10-K, Exhibit 13
period 1995-12-31
POPE & TALBOT INC /DE/
filed 1996-03-27
CIK 311871

                                                                    EXHIBIT 13.1

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Pope & Talbot, Inc. and Subsidiaries

Years ended December 31 (Dollars in thousands except per share)       1995         1994         1993         1992        1991
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues                                                         $ 524,409    $ 502,807   $  458,799   $  404,830   $ 383,764
Depreciation and amortization                                       45,066       39,061       29,303       28,564      27,948
Interest expense, net                                               13,784        9,322        8,714        5,622       3,941

Income (loss) from continuing operations                           (13,796)      15,952       10,770       (7,507)     (9,957)
Income (loss) from discontinued operations                         (11,042)         (55)      10,805        5,255       4,862
Cumulative effect of accounting changes                                  -            -         (562)           -      (6,467)
                                                                 ------------------------------------------------------------

Net income (loss)                                                $ (24,838)   $  15,897   $   21,013   $   (2,252)  $ (11,562)
                                                                 ============================================================

Effective tax rate                                                     (32)%         40%          41%          (9)%       (28)%

PER COMMON SHARE
Income (loss) from continuing operations - primary               $   (1.03)   $    1.21   $      .92   $     (.63)  $    (.86)
Income (loss) from continuing operations - fully diluted             (1.03)        1.20          .85         (.63)       (.86)
Income (loss) from discontinued operations - primary                  (.83)           -          .93          .44         .42
Income (loss) from discontinued operations - fully diluted            (.83)           -          .86          .44         .42
Effect of accounting changes - primary                                   -            -         (.05)           -        (.56)
Effect of accounting changes - fully diluted                             -            -         (.04)           -        (.56)
Cash dividends                                                         .76          .76          .76          .76         .76
Stockholders' equity                                                 14.19        17.08        15.73        14.85       16.09

YEAR-END COMMON SHARES OUTSTANDING, NET OF TREASURY STOCK       13,363,779   13,362,729   11,715,798   11,610,664  11,597,560

FINANCIAL POSITION (at December 31)
Current assets                                                   $ 207,252    $ 223,050   $  169,897   $  138,288   $ 122,393
Properties, net                                                    225,760      282,827      269,200      222,500     213,964
Deferred income tax assets, net                                     16,531            -            -            -           -
Other assets                                                        22,684       33,507       16,724        8,893      10,626
                                                                 ------------------------------------------------------------
                                                                 $ 472,227    $ 539,384   $  455,821   $  369,681   $ 346,983
                                                                 ============================================================

Current liabilities                                              $ 113,495    $ 103,576   $  101,162   $   79,668   $  64,545
Long-term obligations                                               30,526       28,777       27,803       24,227      16,934
Long-term debt                                                     138,514      177,471      134,599       89,500      69,000
Deferred income tax liabilities, net                                     -        1,365        7,936        3,892       9,896
Stockholders' equity                                               189,692      228,195      184,321      172,394     186,608
                                                                 ------------------------------------------------------------
                                                                 $ 472,227    $ 539,384   $  455,821   $  369,681   $ 346,983
                                                                 ============================================================

CASH FLOW
Operating activities:
   Net income (loss)                                             $ (24,838)   $  15,897   $   21,013   $   (2,252)  $ (11,562)
   Depreciation and amortization                                    45,066       39,061       29,303       28,564      27,948
   Other (gains) losses, net                                             -      (13,845)           -        1,589       1,940
   Cumulative effect of accounting changes                               -            -          562            -       6,467
   Working capital and other                                        29,519      (51,686)     (13,990)      10,833       2,717
                                                                 ------------------------------------------------------------
      Cash provided by (used for) operating activities              49,747      (10,573)      36,888       38,734      27,510

Investing activities:
   Capital expenditures                                            (27,777)     (55,582)     (82,585)     (32,276)    (37,268)
   Acquisition of sawmill                                                -            -            -      (19,417)          -
   Cash provided by restructuring activities                             -            -            -       11,480       2,750
   Proceeds from sale of other properties                            1,004          722        1,156        1,158       1,848
                                                                 ------------------------------------------------------------
      Cash used for investing activities                           (26,773)     (54,860)     (81,429)     (39,055)    (32,670)

Financing activities:
   Net increase (decrease) in borrowings                           (16,428)      91,899       51,017        9,483       8,440
   Change in restricted bond funds                                  15,458      (15,458)           -            -           -
   Partnership transaction tax settlement costs                     (4,884)           -            -            -           -
   Cash dividends                                                  (10,156)      (9,855)      (8,871)      (8,821)     (8,806)
   Other                                                                15        1,926        1,819          229         293
                                                                 ------------------------------------------------------------
      Cash provided by (used for) financing activities             (15,995)      68,512       43,965          891         (73)
                                                                 ------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 $   6,979    $   3,079   $     (576)  $      570   $  (5,233)
                                                                 ============================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

POPE & TALBOT, INC. AND SUBSIDIARIES

OVERVIEW

         Several adverse factors resulted in Pope & Talbot incurring a $24.8 million, or $1.86 per share, loss in 1995, the largest loss in the Company's history. These included a seven-month strike at the Company's Ransom, Pennsylvania tissue mill, rapidly escalating wastepaper prices, continued losses at the Company's Port Gamble, Washington sawmill and losses in the diaper business. Earnings were $15.9 million, or $1.21 per share ($1.20 on a fully diluted basis), and $21.0 million, or $1.80 per share ($1.67 on a fully diluted basis), in 1994 and 1993, respectively. In December 1995, the Company announced it had reached a definitive agreement to sell the Company's diaper business to Paragon Trade Brands, Inc. and the sale was completed on February 8, 1996. The diaper business has been reflected as a discontinued operation in the 1995 financial statements. The loss from continuing operations in 1995 was $13.8 million, or $1.03 per share, versus income of $15.9 million, or $1.21 per share in 1994, and of $10.8 million, or $.92 per share, in 1993.

         The seven-month strike at the Ransom tissue mill and high wastepaper costs combined to create record tissue losses. By the end of 1995, the Ransom strike had been settled and wastepaper costs were declining. Continued competitive pricing and increased fluff pulp prices generated a loss in the Company's diaper business after a break-even year in 1994. The Company's lumber business, which in 1994 and 1993 produced the two best wood products segment earnings in the Company's history, declined to a small profit in 1995 on 13 percent lower lumber selling prices. During 1995, it became increasingly difficult to obtain an adequate supply of acceptably priced logs for the Company's Port Gamble sawmill, and during 1995, this mill was permanently closed after incurring numerous temporary shutdowns during the last two years. The only improved business for the Company during 1995 was in pulp where a full year of strong pulp prices resulted in profitable pulp operations after four years of losses.

         Revenues increased to a record $524.4 million from $502.8 million (after restatement for discontinued operations) in 1994. Effects of the seven-month strike at the Ransom tissue mill and lower lumber sales prices were offset by higher pulp, tissue and wood chip sales prices to produce the higher revenues.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. Despite the loss of $24.8 million in 1995, $20.2 million was generated from operating income before depreciation in 1995. During the year, total long-term and short-term debt declined $16.4 million as the Company focused on conserving cash during this loss year. The long-term debt to total capitalization ratio was 42 percent at the end of 1995 and 44 percent at the end of 1994. The current ratio at December 31, 1995 was 1.8 to 1 compared to
2.2 to 1 at the end of 1994.

         At the end of 1995, the Company reached an agreement to sell its diaper business to Paragon. The sale was completed on February 8, 1996. The sale includes essentially all of the Company's diaper assets, except receivables. The Company will collect the diaper receivables and pay the remaining diaper liabilities. Total consideration for the sale was $65.0 million. This consideration was comprised of $50.5 million of cash and Paragon common stock valued at $14.5 million, subject to post closing adjustments, if any. The Company will use the cash received, less expenses, to pay down bank debt. Although no assurances can be given as to the ultimate disposition of the Paragon stock acquired in the transaction, it is currently anticipated that when the stock is sold, any net cash proceeds will be used to pay down debt. See Note 9 of Notes to Consolidated Financial Statements for further discussion of the sale of the diaper business.

         Cash generated from operations was $49.7 million in 1995. Operating income before non-cash charges for depreciation and amortization generated cash of $20.2 million in 1995. Net deferred income tax assets increased $15.9 million as the income tax benefit recognized was not realized as cash, resulting in a reduction in cash generated from operations. Inventories declined $40.9 million from the liquidation of the Port Gamble sawmill log and lumber inventories, a reduction in the volume of purchased log inventories at the Company's Canadian sawmills and reductions in tissue and diaper raw material and finished goods inventories. These inventory reductions were partially offset by higher pulp inventories, which were required as the Company increased its export pulp sales business, where longer inventory lead times are required. Receivables declined due to collection of the remaining $16.1 million Canadian duty refund during 1995. Income taxes payable were lower due to the timing of recognition and payment of 1995 Canadian taxes. Deferred charges and other were higher primarily due to recognition of a profit sharing receivable from a pulp customer, Grays Harbor Paper Company. Accounts payable were lower due to the timing of the payment of liabilities.

         Cash provided by operations was used to pay dividends of $10.2 million, reduce net short- and long-term debt by $16.4 million and, when combined with the remaining $15.5 million proceeds available from a City of Eau Claire, Wisconsin solid waste disposal revenue bond program, were used to finance capital expenditures of $27.8 million. Scheduled long-term debt repayments were $928 thousand in 1995 and are anticipated to be $457 thousand in 1996. Capital spending was reduced to $27.8 million in 1995 from $55.6 million in 1994 and $82.6 million in 1993. During 1993 and 1994, the Company spent record amounts upgrading and modernizing its facilities and completing necessary pollution control projects. With the projects completed in 1993 and 1994, the only significant project during 1995 was the completion of a project to improve the quality of the recycled pulp at the Eau Claire tissue facility. This project was started in 1994 and financed almost entirely from the $18.8 million Eau Claire solid waste disposal revenue bond proceeds. At the end of 1994, $15.5 million remained available under this bond and was held in escrow for the completion of the project in 1995. All other 1995 capital expenditures were undertaken to sustain existing operations. There were no significant capital projects in process at year-end and to complete existing projects in 1996 will require about about $1 million. With the projects completed in the last three years, the Company's facilities are suitable for existing operations and 1996 capital projects will be to sustain existing operations, with total capital spending expected to be less than 1995. Projected 1996 capital spending will be funded with internally generated cash and supplemented, if necessary, with borrowings on the Company's line of credit. At December 31, 1995, the Company had available $100 million under an existing credit line, of which $73 million was outstanding at December 31, 1995. The amount available under the existing credit line was reduced to $75 million concurrent with the sale of the diaper business in February 1996 and the total outstanding was $20 million after the cash proceeds of the diaper sale received at closing were used to pay down bank debt.

         The impact of fluctuations in foreign currency exchange rates has not had, and is not expected to have, a significant effect on the Company's liquidity or results of operations.

RESULTS OF OPERATIONS
WOOD PRODUCTS

         Earnings from the Company's wood products business, which comprised 51 percent of 1995 consolidated revenues, declined to slightly above break-even in 1995 after generating earnings of $55.2 million in 1994 and $62.1 million in 1993. Lumber earnings in 1994 and 1993 were the two best years in the Company's history. Income of $13.8 million representing the return by the United States government of a duty paid in 1993 and 1992 to the government for Canadian lumber sold in the United States was recognized in 1994 and is in addition to the $55.2 million.

         Wood Products revenues were $265.6 million in 1995, down 13 percent from $304.2 million in 1994 and $300.0 million in 1993. The 1995 decrease was a combination of lower sales volumes as a result of reduced Port Gamble operations and the Grand Forks, British Columbia sawmill operating at one shift, down from the two shifts prior to 1995, and lumber sales prices which averaged 13 percent lower than 1994.

         Relatively good housing markets and restricted lumber supplies as a result of environmental restrictions on timber harvests in the Pacific Northwest led to generally strong, although volatile, lumber prices during 1993 and 1994. Housing starts in 1995 of 1.35 million were only slightly lower than 1994; however, a very strong pulp market pushed wood chip prices to record levels, inducing increased lumber production which resulted in downward pressure on lumber pricing. The Company's lumber sales volume decreased to 624 million board feet in 1995, or 86 percent of the estimated 726 million board feet of 1995 capacity. Sales volumes in 1995 declined from 686 million board feet in 1994 and 726 million board feet in 1993. This decline has been the result of curtailed production at the Company's Port Gamble sawmill and reduced timber availability in Canada. Log costs averaged approximately 20 percent higher in Canada in 1995 compared to 1994, primarily because of a full year under a new stumpage pricing formula in 1995, and only a partial year in 1994.

         During 1995, the Port Gamble sawmill was either shut down or operating on a reduced one-shift basis due to a lack of acceptably priced timber in relation to end-product prices. Timber harvest levels in the Port Gamble operating region have been significantly reduced in recent years as a result of environmental pressures to reduce the amount of timber available for harvest.
A strong log export market further reduced domestic log supplies in this region. These reduced log supplies resulted in the Port Gamble mill, which has an annual capacity of 150 million board feet, operating at 87 million board feet in 1994 and 53 million board feet in 1995. These reduced volumes, combined with weakened lumber markets, have resulted in losses at Port Gamble over the last two years, and with no prospect of a resolution to the timber supply situation, the Company permanently closed the Port Gamble sawmill in the fourth quarter of 1995. The mill equipment will be sold during 1996 and it is anticipated that the sale of the assets will not generate a significant gain or loss. Port Gamble plant and equipment of $30 million, net of related accumulated depreciation of $29 million, were reclassified to current assets at year-end 1995.

         Annual timber harvest levels under the Canadian timber harvesting licenses declined effective January 1, 1995 to more normal levels following several years of accelerated harvests to remove mountain pine beetle damaged trees. With the lower wood supply in Canada, the Company reduced its Grand Forks sawmill to a one-shift basis effective January 1, 1995, reducing the Company's lumber production capacity by approximately 8 percent of the Company's 1994 lumber capacity. Except for Port Gamble and Grand Forks, all of the remaining Company sawmills operated essentially at capacity in 1995. Following the closure of the Port Gamble sawmill and reduction of Grand Forks to one shift, the Company's lumber capacity is now approximately 526 million board feet, of which approximately 27 percent is in the Black Hills region of the United States, and the remainder in British Columbia, Canada.

         During 1994, the provincial government of British Columbia's Commission of Resources and Environment (CORE) began reviewing the future use of the forest resources in the province, including reserving additional forest resources for park lands. This review continued into 1995. Based on preliminary reports of the Commission, it appears that the amount of timber available to the Company's Canadian sawmills in the future could be reduced by 5 to 10 percent.

PULP AND PAPER PRODUCTS

         The pulp and paper segment, which in 1995 produced market pulp and private label tissue and diapers generated 49 percent of 1995 revenues. The pulp and paper segment has posted losses for the last four years although the loss in 1995 was substantially reduced from either 1994 or 1993. Pulp and paper operating losses (after reflecting diapers as discontinued operations in the financial statements) were $1.5 million in 1995, $23.1 million in 1994 and $26.9 million in 1993. Pulp operations returned to profitability in 1995 on sharply improved pulp prices after four years of losses. Although tissue selling prices increased during 1995, the tissue loss in 1995 was greater than the 1994 loss as a result of a seven-month strike at the Company's Ransom tissue facility and high wastepaper costs. Diapers, which are presented as discontinued operations, incurred losses in 1995 after essentially break-even results in 1994.

         Pulp and paper revenues increased 30 percent in 1995 with sales of $258.8 million. The sales increase (after restatement for discontinued operations) was due to pulp business revenues increasing to $151.8 million in 1995 from $93.7 million in 1994 as a result of higher pulp selling prices. Tissue revenues remained essentially unchanged as the lost volume from the Ransom strike was offset by 17 percent higher selling prices.

         The Company's market pulp business, which comprised 29 percent of total Company revenues in 1995, returned to profitability in 1995 as the world pulp markets continued strong throughout the majority of the year. Industry pricing for a standard grade of bleached softwood pulp increased 70 percent in 1994 and increased another 37 percent in 1995 over 1994 levels. Although industry-wide pulp prices began to escalate rapidly in 1994, due to fixed price contracts the Company was not able to take full advantage of the price improvements until late in that year, which was not adequate to prevent a full year loss in 1994. Pricing for the Company's pulp in 1995 was more consistent with industry-wide pricing. The Company currently sells approximately 40 percent of its pulp production into domestic and foreign markets at pricing based on market prices for various grades of pulp. The remaining 60 percent is sold to the Grays Harbor Paper Company, with pricing tied to a formula based on white paper prices. During 1994, white paper prices did not increase as rapidly as pulp pricing; however, during 1995 these paper prices increased so that by the end of 1995 the pricing obtained for the pulp sold under this pricing arrangement was only slightly below that obtained from other customers. A significant portion of the pulp not sold to Grays Harbor was sold under pricing arrangements which were for the majority of 1994 below industry pricing. Late in the third quarter of 1994 these pricing provisions expired and during 1995 prices for these sales returned to a normal relationship to market. Overall, pulp prices in 1995 for the Company's pulp sales were 70 percent higher than 1994 prices and 1994 prices were 25 percent higher than 1993 pricing. During 1995, the pulp mill operated essentially at capacity except for a one-week shutdown at the end of the year to align production with demand. Industry pulp pricing and demand during the fourth quarter of 1995 and early in the first quarter of 1996 have declined from the 1995 peak levels.

         Over the last several years environmental restrictions on timber harvests in the Pacific Northwest have resulted in higher wood chip costs, and reduced chip availability. Additionally during 1995, the strong pulp market placed additional pressure on chip prices and availability. Chip prices increased 71 percent from year-end 1994 levels during the middle of 1995; however, reduced demand for chips as a result of a reduced pulp demand at the end of 1995 reduced chip prices by year-end from the mid-year highs. Overall, chip costs were 42 percent higher in 1995 than 1994. In order to maintain an adequate supply of wood fiber to the mill, the Company began in 1994 to use sawdust as a raw material for a portion of its pulp production, and during 1995 sawdust pulp comprised 38 percent of the mill's production. Sawdust has historically been in greater supply and less expensive than the wood chips normally used as the primary raw material for the pulp mill.

         The Company's tissue business, which comprised 20 percent of total Company revenues, incurred a loss in 1995 for the fourth consecutive year. The losses in 1995 were incurred, however, for different reasons than the prior years' losses. Tissue losses in 1992 through 1994 were caused primarily by poor pricing within the industry. Tissue capacity increases in the late 1980's and early 1990's resulted in capacity which exceeded demand growth causing tissue prices to decline an average of 14 percent from 1989 through 1993. This condition began to stabilize in 1994, and in 1995 industry-wide tissue operating rates improved to approximately 93 percent of capacity generating tissue price increases for the Company at the end of 1995 of approximately 30 percent over year-end 1994 levels. The 1995 price increases were the first general price increases for the Company's tissue products since 1990. Prices for wastepaper, the primary raw material component for tissue, generally follows the pricing trends of world pulp markets. During 1995, wastepaper pricing was pushed to record levels by a combination of strong pulp markets and shortages of certain wastepaper grades caused primarily by the start-up of new recycled fiber mills in the United States. As a result of these pressures, wastepaper prices during 1995 doubled over 1994 pricing although by year-end 1995 wastepaper prices were declining and the prices paid for wastepaper in December 1995 were 5 percent lower than the same time in 1994.

         In addition to poor tissue pricing, losses have also been incurred because of a high cost structure at the Company's Ransom tissue mill. To reduce these losses the Company in 1995 implemented a labor contract having a revised, lower cost structure for Ransom. The union employees rejected this contract and were on strike for seven months in 1995 over this contract implementation. In December 1995, the union employees accepted a revised contract and returned to work. The losses caused by the strike, which were a significant reason for the 1995 tissue loss, included costs for operating the mill with temporary workers and salaried employees and higher shipping and packaging costs, all of which were necessary to supply some of the Company's East Coast customers. The Ransom tissue mill represents approximately 50 percent of the Company's tissue capacity and, as a result of the strike, Ransom operated at approximately 53 percent of capacity in 1995. The Company's other tissue mill at Eau Claire, Wisconsin operated at capacity during the year. In total, the Company's tissue business operated at 75 percent of capacity. As of the end of 1995 tissue operating conditions had improved over most of 1995. These improvements include the settlement of the Ransom strike, 35 percent higher tissue sales prices in the fourth quarter of 1995 than the fourth quarter 1994, and wastepaper prices which, after peaking in mid 1995, were 5 percent lower in December 1995 than December 1994.

         In the Company's diaper business (which has been reflected as a discontinued operation in the financial statements) higher prices for fluff pulp and continued competitive pricing for diapers resulted in a loss in the Company's diaper business for 1995 after essentially a break-even year in 1994. In December 1995, the Company entered into a definitive agreement to sell the diaper business to Paragon. The sale was completed on February 8, 1996. To remain cost competitive in the diaper business would have required substantial capital investments to consolidate facilities and, even if such capital investments were made, it was unclear if the size of the Company's diaper operations would have enabled the Company to effectively compete against the larger branded producers. The competitive pricing environment continued into 1995 and under pressure from both branded producers and other private label producers, sales prices declined another 3 percent in 1995, after a 3 percent price decline in 1994. In this competitive environment, overall demand for diapers has not increased significantly during the last three years, which has impacted capacity utilization. During 1995, diapers operated at approximately 75 percent of capacity, largely unchanged from 81 percent of capacity in 1994. Contributing to the diaper losses was also the rising costs for fluff pulp, a primary component for disposable diapers. Costs for fluff pulp in 1995 were 50 percent higher than average 1994 levels.

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

QUARTERLY FINANCIAL INFORMATION

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, the income tax provision (benefit) is estimated using the best available information for projected results for the entire year. The 1995 fourth quarter results include year-end adjustments to certain accruals and valuation reserves approximating $3,200,000, net of tax. During the fourth quarter of 1994, the Company recognized other gains of $13,845,000 relating to the announced refund of countervailing duties originally paid in 1992 and 1993 (see Note 8).


                                                              Quarter
                                        ---------------------------------------------------
(Thousands except per share)               First         Second         Third         Fourth         Year
-----------------------------------------------------------------------------------------------------------
1995
Revenues                                 $133,837       $124,491       $131,773      $134,308      $524,409
Gross profit (loss)                         7,146         (2,108)         3,598         5,110        13,746
Loss from continuing
  operations                               (1,043)        (6,323)        (3,380)       (3,050)      (13,796)
Loss from discontinued
  operations                                 (191)        (2,688)        (3,265)       (4,898)      (11,042)
                                         ------------------------------------------------------------------
Net loss                                $  (1,234)     $  (9,011)     $  (6,645)    $  (7,948)    $ (24,838)
                                         ==================================================================

Primary and fully diluted loss per common share:
   Loss from continuing
     operations                             $(.08)         $(.48)         $(.25)        $(.22)       $(1.03)
   Loss from discontinued
     operations                              (.01)          (.20)          (.24)         (.38)         (.83)
                                         ------------------------------------------------------------------
      Net loss                              $(.09)         $(.68)         $(.49)        $(.60)       $(1.86)
                                         ==================================================================


1994
Revenues                                 $130,550       $119,177       $126,195      $126,885      $502,807
Gross profit                               19,857         10,942          9,100         5,171        45,070
Other gains (losses)                            -              -              -        13,845        13,845
Income (loss) from
  continuing operations                     7,439          1,919            (30)        6,624        15,952
Income (loss) from
  discontinued operations                   1,149            882            951        (3,037)          (55)
                                         ------------------------------------------------------------------
Net income                               $  8,588       $  2,801       $    921      $  3,587      $ 15,897
                                         ==================================================================

Primary income (loss) per common share:
   Income from
     continuing operations                   $.61          $.14            $  -         $ .50         $1.21
   Income (loss) from
     discontinued operations                  .09           .07             .07          (.23)            -
                                         ------------------------------------------------------------------
      Primary net income                     $.70          $.21            $.07         $ .27         $1.21
                                         ==================================================================

Fully diluted income (loss) per common share:
   Income from
     continuing operations                   $.56          $.14            $  -         $ .50         $1.20
   Income (loss) from
     discontinued operations                  .09           .07             .07          (.23)            -
                                         ------------------------------------------------------------------
      Fully diluted net income               $.65          $.21            $.07         $ .27         $1.20
                                         ==================================================================

                                       30