Form 10-K, Exhibit 13
period 1996-12-31
POPE & TALBOT INC /DE/
filed 1997-03-27
CIK 311871

                                                                    EXHIBIT 13.1

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31 (Dollars in thousands except per share)  1996          1995            1994           1993         1992
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues                                                     $   447,494   $   524,409    $   502,807    $   458,799   $   404,830
Depreciation and amortization                                     31,440        45,066         39,061         29,303        28,564
Interest expense, net                                              8,792        13,784          9,322          8,714         5,622
Income (loss) from continuing operations                             799       (13,796)        15,952         10,770        (7,507)
Income (loss) from discontinued operations                         3,110       (11,042)           (55)        10,805         5,255
Cumulative effect of accounting changes                               --            --             --           (562)           --
                                                             ---------------------------------------------------------------------

Net income (loss)                                            $     3,909   $   (24,838)   $    15,897    $    21,013   $    (2,252)
                                                             =====================================================================

Effective tax rate                                                    52%          (32)%           40%            41%           (9)%

PER COMMON SHARE
Income (loss) from continuing operations - primary           $       .06   $     (1.03)   $      1.21    $       .92   $      (.63)
Income (loss) from continuing operations - fully diluted             .06         (1.03)          1.20            .85          (.63)
Income (loss) from discontinued operations - primary                 .23          (.83)            --            .93           .44
Income (loss) from discontinued operations - fully diluted           .23          (.83)            --            .86           .44
Effect of accounting changes - primary                                --            --             --           (.05)           --
Effect of accounting changes - fully diluted                          --            --             --           (.04)           --
Cash dividends                                                       .76           .76            .76            .76           .76
Stockholders' equity                                               13.71         14.19          17.08          15.73         14.85

YEAR-END COMMON SHARES OUTSTANDING, NET OF TREASURY STOCK     13,363,779    13,363,779     13,362,729     11,715,798    11,610,664

FINANCIAL POSITION (at December 31)
Current assets                                               $   164,502   $   207,252    $   223,050    $   169,897   $   138,288
Properties, net                                                  201,666       225,760        282,827        269,200       222,500
Deferred income tax assets, net                                   21,871        16,531             --             --            --
Other assets                                                      19,890        22,684         33,507         16,724         8,893
                                                             ---------------------------------------------------------------------
                                                             $   407,929   $   472,227    $   539,384    $   455,821   $   369,681
                                                             =====================================================================

Current liabilities                                          $    87,067   $   113,495    $   103,576    $   101,162   $    79,668
Long-term obligations                                             29,608        30,526         28,777         27,803        24,227
Long-term debt                                                   108,026       138,514        177,471        134,599        89,500
Deferred income tax liabilities, net                                  --            --          1,365          7,936         3,892
Stockholders' equity                                             183,228       189,692        228,195        184,321       172,394
                                                             ---------------------------------------------------------------------
                                                             $   407,929   $   472,227    $   539,384    $   455,821   $   369,681
                                                             =====================================================================
CASH FLOW
Operating activities:
    Net income (loss)                                        $     3,909   $   (24,838)   $    15,897    $    21,013   $    (2,252)
    Depreciation and amortization                                 31,440        45,066         39,061         29,303        28,564
    Other (gains) losses, net                                     (1,852)           --        (13,845)            --         1,589
    Gain on disposal of discontinued operations                   (5,604)           --             --             --            --
    Cumulative effect of accounting changes                           --            --             --            562            --
    Working capital and other                                    (16,479)       29,519        (51,686)       (13,990)       10,833
                                                             ---------------------------------------------------------------------
       Cash provided by (used for) operating activities           11,414        49,747        (10,573)        36,888        38,734

Investing activities:
    Capital expenditures                                          (7,180)      (27,777)       (55,582)       (82,585)      (32,276)
    Acquisition of sawmill                                            --            --             --             --       (19,417)
    Proceeds from disposal of discontinued operations             50,500            --             --             --            --
    Proceeds from sale of Paragon common stock                    14,902            --             --             --            --
    Proceeds from sale of other properties                         2,359         1,004            722          1,156         1,158
    Cash provided by restructuring activities                         --            --             --             --        11,480
                                                             ---------------------------------------------------------------------
       Cash provided by (used for) investing activities           60,581       (26,773)       (54,860)       (81,429)      (39,055)

Financing activities:
    Net increase (decrease) in borrowings                        (43,457)      (16,428)        91,899         51,017         9,483
    Change in restricted bond funds                                   --        15,458        (15,458)            --            --
    Partnership transaction tax settlement costs                      --        (4,884)            --             --            --
    Cash dividends                                               (10,156)      (10,156)        (9,855)        (8,871)       (8,821)
    Other                                                             --            15          1,926          1,819           229
                                                             ---------------------------------------------------------------------
       Cash provided by (used for) financing activities          (53,613)      (15,995)        68,512         43,965           891
                                                             ---------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents             $    18,382   $     6,979    $     3,079    $      (576)  $       570
                                                             =====================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

POPE & TALBOT, INC. AND SUBSIDIARIES

OVERVIEW

         Solid operating profits in the wood products segment more than offset a loss in the pulp and paper segment resulting in a return to profitability in 1996 after incurring the largest loss in the Company's history in 1995. Total 1996 net income was $3.9 million, or $.29 per share, compared to a 1995 net loss of $24.8 million, or $1.86 per share, and 1994 net income of $15.9 million, or $1.21 per share. In the first quarter of 1996, the Company completed the sale of its disposable diaper business to Paragon Trade Brands, Inc. (Paragon) and reported an after tax gain on this sale of $3.1 million, or $.23 per share. This transaction was reflected as a gain on disposal of discontinued operations in the Consolidated Statements of Income. Pope & Talbot's income from continuing operations was $0.8 million, or $.06 per share, in 1996 compared to the corresponding 1995 loss of $13.8 million, or $1.03 per share, and 1994's income of $15.9 million, or $1.21 per share. The Company's discontinued diaper business incurred a loss of $11.0 million, or $.83 per share, in 1995 after essentially breaking even in 1994.

         In 1996, a relatively strong housing market, and to a lesser extent, lumber market uncertainties surrounding an implemented lumber quota arrangement between the United States and Canada combined to increase the Company's lumber prices by 17 percent. This strong lumber market more than offset the impact of lower lumber shipments and poor residual chip prices. Lumber shipments declined due mainly to the permanent closure of the Company's Port Gamble, Washington sawmill in late 1995. Declining pulp prices resulted in the lower chip prices during 1996. The Company's tissue business returned to profitability in 1996, following four years of losses, reflecting higher sales prices and shipments. In addition, lower labor costs and improved operating efficiencies resulting from the late-1995 labor strike settlement at the Company's Ransom, Pennsylvania tissue mill helped tissue profitability. After generating strong earnings in 1995, the Company's pulp business incurred a loss in 1996 as the dramatic weakening of world pulp markets, which began at the end of 1995, continued throughout 1996. Lower chip prices in 1996 benefited the Company's pulp business; however, the Company produces more residual chips in its lumber business than it consumes in the pulp business, so on balance, declining chip prices were detrimental to the Company's operating results.

         Revenues in 1996 decreased to $447.5 million from the 1995 record sales of $524.4 million. Higher tissue and lumber prices and increased tissue shipments were more than offset by lower pulp and wood chip sales prices and reduced lumber volumes resulting in the lower 1996 revenues.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. Cash was also generated in 1996 from the sale of the Company's disposable diaper business. In 1996, the Company generated $35.3 million from operating income before depreciation and amortization and $65.4 million from the diaper business sale, including the associated sales of Paragon common stock. During the year, total long-term and short-term debt declined $43.5 million. This debt reduction resulted in a year-end 1996 long-term debt to total capitalization ratio of 37 percent compared to 42 percent at the end of 1995. The current ratio at December 31, 1996 was 1.9 to 1, essentially unchanged from the end of year 1995 ratio of 1.8 to 1.

         At the end of 1995, the Company reached an agreement to sell its diaper business to Paragon. The sale was completed on February 8, 1996. The sale included essentially all of the Company's diaper assets, except receivables. Total consideration for the sale was $63.5 million comprised of $50.5 million cash and Paragon common stock for the remainder. During the first quarter of 1996, Paragon exercised an option to repurchase 227,719 shares from the Company resulting in proceeds of $4.8 million. The remaining shares were held by the Company until the fourth quarter of 1996 at which time the remaining stock was sold to Paragon for $10.1 million. The proceeds received were used primarily to pay down bank debt. See Note 9 of Notes to Consolidated Financial Statements for further discussion of the sale of the diaper business.

         Cash generated from operations was $11.4 million in 1996. Operating income before non-cash charges for depreciation and amortization generated cash of $35.3 million in 1996. Reductions of accounts payable used cash of $11.8 million due mainly to the payment of discontinued diaper business liabilities combined with payment timing changes. Income taxes payable were $2.7 million lower due mainly to the timing of recognition and payment of Canadian taxes. Collections of accounts receivables related primarily to the discontinued diaper operations generated cash of $13.6 million. Inventories increased $12.1 million due mainly to a buildup of log inventories resulting from log purchase opportunities in Canada combined with higher lumber inventories caused by poor year-end weather conditions which delayed shipments. Net deferred income tax assets increased $4.8 million resulting in a reconciling item in cash generated from operations as the income tax benefit recognized was not realized as cash.

         Cash provided by operations, combined with the proceeds related to the disposable diaper sale, was used to pay dividends of $10.2 million, reduce total short- and long-term debt by $43.5 million and finance capital expenditures of $7.2 million. Scheduled long-term debt repayments were $0.5 million in 1996 and are anticipated to remain at $0.5 million in 1997. Capital spending was reduced to $7.2 million in 1996 from $27.8 million in 1995 and $55.6 million in 1994. During 1993 and 1994, the Company spent record amounts upgrading and modernizing its facilities and completing necessary pollution control projects. With the projects completed in 1993 and 1994, the only significant project during 1995 was the completion of a project to improve the quality of the recycled pulp at the Eau Claire, Wisconsin tissue facility. This project was started in 1994 and was financed almost entirely from the $18.8 million Eau Claire solid waste disposal revenue bond proceeds. All other 1995 capital expenditures and all of 1996 capital expenditures were undertaken to sustain existing operations. There were no significant capital projects in process at year-end and to complete existing projects in 1997 will require about $2 million. The Company's facilities are suitable for existing operations and 1997 capital projects will be primarily to sustain existing operations with a limited number of relatively small, high-return projects. Capital spending in 1997, which is currently projected to approximate $15 million, will be funded with internally generated cash and supplemented, if necessary, with borrowings on the Company's lines of credit.

         Concurrent with the diaper business sale in February 1996, the Company's amount available under its revolving-credit agreement was reduced from $100 million to $75 million. Of this $75 million available revolving credit, $30 million was outstanding at December 31, 1996, leaving an unused balance of $45 million. The Company's $30 million year-end 1996 outstanding balance was borrowed in July 1996 and then paid to Pope & Talbot, Ltd., a wholly-owned Canadian subsidiary, to satisfy a portion of its intercompany account. Pope & Talbot, Ltd. has invested this $30 million in short-term cash equivalents which effectively cannot be used for current operations or debt reduction as doing so could result in substantial adverse tax consequences. After considering this additional $30 million third quarter 1996 borrowing and the related cash equivalent balance, the Company has effectively paid down $73.5 million of debt in 1996. At December 31, 1996, the Company also had a $10 million uncommitted credit line which is used primarily to facilitate cash management activities. This uncommitted credit line had no balance outstanding at year-end 1996.

         The impact of fluctuations in foreign currency exchange rates has not had, and is not expected to have, a significant effect on the Company's liquidity or results of operations.

RESULTS OF OPERATIONS
WOOD PRODUCTS

         The Company's wood products business, which comprised 52 percent of 1996 consolidated revenues, generated an operating profit of $22.9 million in 1996. These 1996 profits compare to 1995 and 1994 earnings of $2.7 million and $55.2 million, respectively. The 1994 lumber results represented the second most profitable year in the history of the Company's lumber business. In addition to the $55.2 million of 1994 earnings, income of $13.8 million was recognized representing the return by the U.S. government of a duty paid in 1993 and 1992 to the government for Canadian lumber sold in the U.S.

         Wood Products 1996 revenues of $231.7 million compared to sales of $265.6 million and $304.2 million in 1995 and 1994, respectively. The revenue reduction in 1996 relative to 1995 reflected lower lumber and residual wood chip volumes and significantly reduced wood chip prices which more than offset higher lumber prices. The 1995 decrease in sales from 1994 related to lower sales prices and volumes.

         During 1994, relatively good housing markets and constrained lumber supplies resulting from environmental restrictions on Pacific Northwest timber harvests led to generally strong lumber prices. Although 1995 housing starts of
1.35 million were only slightly lower than 1994, a strong pulp market pushed residual wood chip prices to record levels which increased lumber production resulting in downward pressure on lumber pricing. Lumber prices in 1995 were 13 percent below 1994 levels. After difficult winter weather conditions across the U.S. limited upward movement of lumber sales prices early in 1996, a fairly strong housing market helped lumber prices climb steadily over the balance of the year resulting in 17 percent higher lumber prices in 1996 than those realized in 1995. Although lumber prices improved in 1996, the market for the sawmill residual wood chips in the Pacific Northwest and British Columbia has fallen dramatically since the end of 1995 reflecting weak pulp markets. The residual chip market moved up steadily during 1995 to peak levels in the last half of 1995; however, with the falling pulp markets, chip prices have fallen sharply from their peaks. The Company's 1996 chip prices were down nearly 50 percent from those obtained in 1995. Lumber shipments of 535 million board feet in 1996 were 14 percent below the 1995 lumber sales volume of 624 million board feet and compared to 1994 lumber shipments of 686 million board feet. These year-to-year volume reductions relate mainly to the permanent closure of the Company's Port Gamble sawmill in 1995, and to a lesser degree, reduced Canadian shipments. The Company's 1996 lumber production was essentially at capacity.

         During 1995, the Port Gamble sawmill was either shut down or operating on a reduced one-shift basis due to a lack of acceptably priced logs in relation to end-product prices. Environmental pressures have restricted timber harvest levels in the Port Gamble operating region in recent years. A strong log export market further reduced domestic log supplies in this region. These reduced log supplies resulted in significantly curtailed operations during 1994 and 1995 which, combined with weakened lumber markets, produced losses at Port Gamble. In the fourth quarter of 1995, with no prospect of resolution to the timber supply situation, the Company permanently closed the Port Gamble sawmill. The mill, which had an annual capacity of 150 million board feet, produced 87 million board feet in 1994 and 53 million board feet in 1995. The sawmill equipment was dismantled and sold in the first quarter of 1996 resulting in a pre-tax gain of $2.1 million.

         Following several years of accelerated timber harvest levels at the Company's Canadian operations to remove mountain pine beetle damaged trees, timber harvest levels under the Canadian timber harvesting licenses declined in early 1995 to more normal levels. With the return to more normal wood supply levels in Canada, the Company reduced its Grand Forks, British Columbia sawmill to a one-shift basis in January 1995, effectively reducing lumber capacity by 60 million board feet.

         During the first quarter of 1996, U.S. and Canadian trade negotiators reached an agreement establishing volume quotas on Canadian softwood lumber shipments to the U.S. The 5-year agreement took effect April 1, 1996. The quotas specify on a company by company basis the lumber volumes which may be shipped to the U.S. tariff-free and those volumes which may be shipped to the U.S. subject to a $50 per thousand board foot tariff. Shipment volumes in excess of these established quotas are subject to a $100 per thousand board foot tariff. For purposes of determining tariff levels, the quota volumes are evaluated annually during the April 1 through March 31 fiscal year, and are further measured on a quarterly basis within each fiscal year. In late October 1996, the Company was informed of its fiscal year 1996/1997 quota volumes which applied retroactively to April 1. The Company believes its volume allocations were determined consistently with other Canadian lumber companies. The Canadian government may adjust company by company allocations for future fiscal year quota periods. Since the quota agreement was enacted, domestic lumber markets have demonstrated periods of dramatic instability, including some positive and some negative movements. Due to this lumber market uncertainty resulting from this quota, the Company cannot predict with certainty the impact of these quotas on the Company's results of operations. Approximately 75 percent of the Company's current lumber capacity is located in British Columbia, Canada.

         During 1994, the provincial government of British Columbia's Commission of Resources and Environment (CORE) began reviewing the future use of the forest resources in the province, including reserving additional forest resources for park lands. This review was completed in 1996 and British Columbia land use policy groups are now reviewing related recommendations. Although no assurances can be given, management believes that in the near term, timber supplies for the Company's Canadian sawmills should be stable. However, based upon preliminary information, it appears that the amount of timber available to the Company's Canadian sawmills in the longer term could face downward pressure.

         The British Columbia government has also implemented its Forest Practices Code (Code). This Code communicates how companies must perform logging activities. Due to the additional logging activity requirements of this Code, the Company's logging costs increased in 1996 and will likely continue at these higher levels. The Code could also ultimately have a long-term impact on the Company's timber harvest volumes.

PULP AND PAPER PRODUCTS

         The pulp and paper segment, which produces market pulp and private label tissue, generated 48 percent of 1996 revenues. The pulp and paper segment has incurred five consecutive years of losses, although the losses in 1996 and 1995 were significantly lower than the losses in the preceding three years. Pulp and paper operating losses were $4.6 million in 1996, $1.5 million in 1995 and $23.1 million in 1994. Following four years of losses, pulp operations returned to profitability in 1995 on sharply improved pulp prices; however, the pulp market fell dramatically in late 1995 and early 1996 resulting in a loss for the operations in 1996. The Company's tissue operations were profitable in 1996 after reporting progressively larger losses during the 1992 through 1995 period.

         Pulp and paper revenues in 1996 of $215.8 million compared to sales of $258.8 million in 1995 and 1994 sales of $198.6 million. The 17 percent sales reduction from 1995 to 1996 reflected significantly lower pulp revenues which offset higher tissue revenues. Substantially lower pulp prices and decreased brokered wood chip sales, caused by lower chip prices and volumes, more than offset increased tissue prices and volumes resulting in the reduced revenues. Increased pulp revenues in 1995 compared to 1994 resulted from higher pulp selling prices. Tissue revenues in 1995 remained essentially unchanged from 1994 as volume lost resulting from a labor strike at Ransom was offset by higher selling prices.

         The Company's market pulp business comprised 18 percent of total Company revenues in 1996. Pulp pricing in 1996 was weak reflecting rapid price reductions which began in the fourth quarter of 1995 and continued in 1996. The late 1995, early 1996 price declines followed a period of improving prices which began in 1994 and continued until the 1995 fourth quarter. The Company currently sells approximately 40 to 50 percent of its pulp production into domestic and foreign markets at pricing based on market prices for various grades of pulp. The remaining pulp production is sold to the Grays Harbor Paper Company (Grays Harbor), with pricing tied to a formula based on white paper prices. During 1994, white paper prices did not increase as rapidly as market pulp pricing; however, during 1995 these paper prices increased so that by the end of 1995 the pricing obtained for the pulp sold under this pricing arrangement was higher than comparable market pulp prices. In 1996, pulp pricing under the Grays Harbor contract fell, but not as rapidly as the declines in market pulp. However, by the end of 1996, Grays Harbor and market pulp pricing had become more comparable. The Company's pulp prices were 25 percent higher in 1994 than 1993 and 1995 prices averaged 70 percent higher than those realized in 1994. Pulp prices realized in 1996 were about 35 percent lower than 1995 prices. In 1994, due to a lack of adequate drying capacity and depressed pulp prices, the Company's pulp mill operated at about 88 percent of capacity which compared to essentially full capacity in 1995 except for a one-week shutdown at the end of the year to align production with demand. During 1996, the pulp mill operated at 90 percent of capacity due to a two-week market induced shutdown in the first quarter and a brief shutdown in the third quarter caused by an equipment failure.

         Over several years leading up to 1996, environmental restrictions on timber harvests in the Pacific Northwest have resulted in reduced chip availability. During 1995, this supply restriction, combined with the strong pulp market, resulted in record-high residual chip prices. At the end of 1995 and continuing in 1996, reduced demand for chips resulting from the weakened pulp market caused chip prices to fall significantly. Overall, chip costs were about 35 percent lower in 1996 than 1995, while 1995 chip costs were 42 percent higher than 1994. In order to maintain an adequate supply of wood fiber to the mill, the Company began in 1994 to use sawdust as a raw material for a portion of its pulp production. During 1996, 47 percent of pulp production came from sawdust. Sawdust has historically been in greater supply and less expensive than the wood chips normally used as the primary raw material for the pulp mill.

         The Company's tissue business, which comprised 30 percent of total 1996 revenues, was profitable during each quarter of 1996 after incurring increasing losses in each of the past four years. Tissue losses in 1992 through 1994 related mainly to poor industry pricing caused by late 1980's and early 1990's capacity increases. The 1995 loss was primarily the result of a seven-month labor strike at the Company's Ransom tissue mill, and to a lesser extent, high wastepaper costs. As the industry over-capacity condition stabilized in 1995 and combined with high 1995 industry-wide raw material costs, tissue pricing began to improve. As a result, 1995 reflected the first general price increase for the Company's tissue products since 1990. Company tissue prices in 1995 were 17 percent higher than 1994 prices. Overall, 1996 prices were 11 percent better than 1995 prices; however, during 1996 prices declined from beginning of year averages reflecting the Company's response to the early second quarter 6 to 8 percent average tissue price reductions implemented by Procter & Gamble and Kimberly-Clark. Tissue pricing has been fairly stable since these mid-1996 price reductions were implemented.

         The primary raw material component for the Company's tissue is wastepaper. Wastepaper prices generally follow the pricing trends of world pulp markets. With the combination of strong pulp markets in 1995 and shortages of certain wastepaper grades caused primarily by the start-up of new recycled fiber mills in the U.S., wastepaper pricing was pushed to record levels in 1995. As a result of these pressures, 1995 wastepaper prices doubled over 1994 levels, although by year-end 1995 wastepaper prices began to decline consistent with world pulp markets. This late 1995 decline accelerated through the first quarter and into the early second quarter of 1996 when prices leveled. Full year 1996 prices were about half those incurred in 1995 and approximated 1994 prices.

         The historical losses in tissue resulted not only from the poor tissue pricing, but also due to a high cost structure at the Company's Ransom tissue mill. To reduce these losses, in 1995 the Company implemented a labor contract having a revised, lower cost structure for Ransom. The union employees rejected this contract and were on strike for seven months in 1995 over this contract implementation. In December 1995, the union employees accepted a revised, lower cost contract proposal by the Company. The losses caused by the strike, which were a significant reason for the 1995 tissue loss, included costs for operating the mill with temporary workers and salaried employees and higher shipping and packaging costs, all of which were necessary to supply some of the Company's East Coast customers. During the time since the strike settlement, the Company has rebuilt business that was lost as a result of the strike. Due to implemented labor contract modifications related mainly to employee benefit reductions and work rule changes, Ransom labor costs and operating efficiencies improved in 1996 relative to 1995. After operating at only 53 percent of capacity during 1995 because of the strike, the Ransom facility increased production to approximately 88 percent of capacity for all of 1996 and production approached 95 percent of capacity in the 1996 fourth quarter. Ransom's tissue mill represents approximately 50 percent of the Company's tissue capacity. The Company's other tissue mill at Eau Claire, Wisconsin operated at capacity during 1995 and 1996. Due to the effect of the 1995 Ransom labor strike, tissue sales volumes fell 13 percent from 1994 to 1995, but rebounded 12 percent in 1996 compared to 1995.

DISCONTINUED DIAPER OPERATIONS

         In December 1995, the Company entered into a definitive agreement to sell its disposable diaper business to Paragon. The sale was completed on February 8, 1996. Results of the disposable diaper operations for 1995 and 1994 are reflected in the Consolidated Statements of Income as losses from discontinued operations. In 1996, the Company reported an after-tax gain on the disposal of the discontinued disposable diaper business of $3.1 million, or $.23 per share. See Note 9 of Notes to Consolidated Financial Statements for further discussion of the sale of the diaper business.

OTHER MATTERS
ENVIRONMENTAL

         Pope & Talbot, consistent with its competitors, is subject to extensive regulation by various federal, state, provincial and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

         The Environmental Protection Agency (EPA) has published proposed regulations which would establish standards and limitations for non-combustion sources under the Clean Air Act and revised regulations under the Clean Water Act. These proposals are collectively referred to as the "cluster rules" and have been the subject of extensive discussions between the pulp and paper industry and the EPA. The Company's primary exposure to these proposals relate to the Company's Halsey, Oregon pulp mill, and to a much lesser degree the Company's two tissue mills. Based on preliminary evaluations of the proposed rules, the costs of modifications to the Company's mills could range from $15 million to $30 million. The proposed rules could become effective in mid 1997 with compliance required as early as the year 2000.

         In 1992, the Company was contacted by the local governmental owner of a vacant industrial site in Oregon on which the Company previously conducted business. The owner informed the Company that the site has been identified as one containing creosote and coal tar, and that it plans to undertake a voluntary cleanup effort of the site. The owner has requested that the Company participate in the cost of the cleanup. The Company is currently participating in the investigation stage of this site with remediation and monitoring to occur over several years, likely beginning in 1998. Based on preliminary findings, the Company has estimated the likely total cost of remediation and monitoring to be in the range of $5 to $12 million. The ultimate cost to the Company for the cleanup cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative cleanup methods, the cleanup time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine the Company's share of multi-party obligations or the extent to which contributions will be available from other parties. The Company has established reserves for environmental remediation and monitoring related to this site in an amount it believes is probable and reasonably estimable. The Company has not assumed it will bear the entire cost of remediation to the exclusion of other known potentially responsible parties (PRPs) who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account based generally on the parties' financial condition and probable contribution. Anticipated recoveries from insurance carriers have been recorded to the extent their receipt is deemed probable and amounts are reasonably estimable.

NET DEFERRED INCOME TAX ASSETS

         The net deferred income tax assets at December 31, 1996 totaled $27.3 million. The temporary differences that give rise to deferred income taxes are shown in Note 7 to the Consolidated Financial Statements. The primary deferred tax asset relates to net operating loss carryforwards for U.S. federal tax purposes. At December 31, 1996, the Company had available $85.5 million of such U.S. federal tax loss carryforwards related to U.S. federal tax losses in 1994, 1995 and 1996. Of these U.S. federal tax carryforwards, $30.2 million expire in 2009, $48.9 million expire in 2010 and $6.4 million expire in 2011. In order to utilize the U.S. net operating loss carryforwards, the Company will have to generate $85.5 million of U.S. taxable income from 1997 through 2011, or an average of about $5.7 million per year. As of December 31, 1996, the Company also has Alternative Minimum Tax (AMT) credit carryforwards of $1.1 million to be applied against regular tax. The AMT credits can be carried forward indefinitely.

         Management believes that the Company will have sufficient future U.S. taxable income to make it more likely than not that the U.S. net operating loss deferred tax asset will be realized. In making this assessment, management considered the net U.S. tax losses generated in 1994, 1995 and 1996 as aberrations. The negative results in 1994 and 1995 included significant losses from both the Port Gamble sawmill, which was permanently closed in 1995, and the discontinued disposable diaper business. Also, in the Company's tissue business, poor industry pricing, record high wastepaper costs and a seven-month labor strike at the Company's Ransom tissue mill combined to result in large tissue losses during the 1994 and 1995 periods. Throughout 1995 industry tissue pricing improved and remained relatively strong during 1996. At the end of 1995 and early 1996, wastepaper costs returned to lower historical levels. Additionally, the labor strike at Ransom was settled at the end of 1995 resulting in a more competitive labor contract. As a result of these tissue business improvements, the Company's tissue operations were profitable in 1996. The 1996 U.S. taxable loss incurred related to the losses suffered in the Company's pulp operations caused by a worldwide pulp market slump. The worldwide pulp market has historically been highly cyclical.

         Also, there are certain tax planning strategies that could be employed to utilize a net operating loss carryforward that would otherwise expire if income generated by ordinary and recurring operations were not sufficient. Some of the strategies that would be most feasible are sale and leaseback of facilities and change in the method of tax depreciation.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         Statements in this report or in other Company communications, such as press releases, may relate to future events or the Company's future performance and such statements are forward-looking statements. Such forward-looking statements are based on present information the Company has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to an inherent risk that actual results may differ materially from such forward-looking statements. Factors that may result in such variances include, but are not limited to, changes in commodity prices and other economic conditions, actions by competitors, changing weather conditions and natural phenomena, actions by government authorities, uncertainties associated with legal proceedings and future decisions by management in response to changing conditions. Such factors are discussed in this Company Annual Report included in its Form 10-K as well as in Company Reports filed on Form 10-Q.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pope & Talbot, Inc.:

We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                               Arthur Andersen LLP

Portland, Oregon,
January 17, 1997

CONSOLIDATED BALANCE SHEETS

Pope & Talbot, Inc. and Subsidiaries
December 31 (Dollars in thousands except per share)                                    1996                1995
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                      $     32,208        $     13,826
    Accounts receivable (Note 4)                                                         39,170              52,931
    Inventories (Notes 1, 2, 4 and 9)                                                    81,036              68,710
    Prepaid expenses (Note 7)                                                            12,088              15,616
    Discontinued operations assets held for sale (Note 9)                                     -              56,169
                                                                                   ------------        ------------
       Total current assets                                                             164,502             207,252

Properties (Notes 1, 3 and 9):
    Plant and equipment                                                                 458,281             447,577
    Accumulated depreciation                                                           (266,862)           (232,199)
                                                                                   ------------        ------------
                                                                                        191,419             215,378
    Land and timber cutting rights                                                       10,247              10,382
                                                                                   ------------        ------------
       Total properties                                                                 201,666             225,760

Other assets:
    Deferred income tax assets, net (Notes 1 and 7)                                      21,871              16,531
    Goodwill, net of amortization                                                         3,863               4,029
    Other                                                                                16,027              18,655
                                                                                   ------------        ------------
       Total other assets                                                                41,761              39,215
                                                                                   ------------        ------------
                                                                                   $    407,929        $    472,227
                                                                                   ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable (Note 4)                                                         $     30,000        $     43,000
    Current portion of long-term debt (Note 4)                                              488                 457
    Accounts payable                                                                     16,379              26,860
    Accrued payroll and related taxes                                                    17,510              19,459
    Other accrued liabilities                                                            21,326              19,688
    Income taxes (Notes 1 and 7)                                                          1,364               4,031
                                                                                   ------------        ------------
       Total current liabilities                                                         87,067             113,495

Reforestation (Note 1)                                                                   16,721              16,617

Postretirement benefits (Note 6)                                                         12,887              13,909

Long-term debt, net of current portion (Note 4)                                         108,026             138,514

Commitments and contingencies (Note 10)                                                       -                   -

Stockholders' equity (Notes 1, 4, 5 and 7):
    Preferred stock, $10 par value, 1,500,000 shares authorized,
       none issued                                                                            -                   -
    Common stock, $1 par value, 20,000,000 shares authorized,
       13,971,605 issued                                                                 13,972              13,972
    Additional paid-in capital                                                           35,976              35,976
    Retained earnings                                                                   150,563             156,810
    Cumulative translation adjustments                                                   (6,172)             (5,955)
    Common stock held in treasury, at cost                                              (11,111)            (11,111)
                                                                                   ------------        ------------
       Total stockholders' equity                                                       183,228             189,692
                                                                                   ------------        ------------
                                                                                   $    407,929        $    472,227
                                                                                   ============        ============

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31 (Thousands except per share)    1996            1995          1994
----------------------------------------------------------------------------------------------
Revenues (Note 9)                                      $447,494      $ 524,409       $ 502,807

Costs and expenses (Note 9):
    Cost of sales                                       419,585        510,663         457,737
    Selling, general and administrative                  18,475         21,309          22,842
    Interest, net (Notes 1 and 4)                         8,792         13,784           9,322
                                                       ---------------------------------------
                                                        446,852        545,756         489,901

Other gains (losses) (Notes 8 and 9)                      1,852             --          13,845
                                                       ---------------------------------------

Income (loss) before income taxes and
    discontinued operations                               2,494        (21,347)         26,751
Income tax provision (benefit) (Note 7)                   1,695         (7,551)         10,799
                                                       ---------------------------------------

Income (loss) from continuing operations                    799        (13,796)         15,952

Discontinued operations (Note 9):
    Loss from discontinued operations (net of
       tax benefit of $3,949 and $34 for 1995
       and 1994, respectively)                               --        (11,042)            (55)
    Gain on disposal of discontinued operations
       (net of applicable income taxes of $2,494)         3,110             --              --
                                                       ---------------------------------------

Net income (loss)                                      $  3,909      $ (24,838)      $  15,897
                                                       =======================================


Income (loss) per common share (Note 1):

    Income (loss) from continuing operations           $    .06      $   (1.03)      $    1.21
    Income (loss) from discontinued operations              .23           (.83)             --
                                                       ---------------------------------------

       Net income (loss)                               $    .29      $   (1.86)      $    1.21
                                                       =======================================

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pope & Talbot, Inc. and Subsidiaries

                                                                                                Additional             Cumulative
Years ended December 31                          Common stock         Treasury stock             paid-in    Retained   translation
(Dollars in thousands except per share)       Shares     Amounts   Shares       Amounts          capital    earnings   adjustments
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                12,429,352   $12,429   (713,554)   $(12,662)         $ 3,370   $185,762      $(4,578)

Net income                                          --        --         --          --               --     15,897           --
Convertible debenture conversion             1,542,253     1,543         --          --           37,100         --           --
Purchase of treasury stock                          --        --     (1,946)        (63)              --         --           --
Issuance of shares under stock plans                --        --    106,624       1,601              388         --           --
Cash dividends ($.76 per share)                     --        --         --          --               --     (9,855)          --
Change in translation adjustment                    --        --         --          --               --         --       (2,737)
                                            ------------------------------------------------------------------------------------
Balance at December 31, 1994                13,971,605    13,972   (608,876)    (11,124)          40,858    191,804       (7,315)
                                            ------------------------------------------------------------------------------------

Net loss                                            --        --         --          --               --    (24,838)          --
Issuance of shares under stock plans                --        --      1,050          13                2         --           --
Cash dividends ($.76 per share)                     --        --         --          --               --    (10,156)          --
Change in translation adjustment                    --        --         --          --               --         --        1,360
Partnership transaction tax settlement
  costs (Note 7)                                    --        --         --          --           (4,884)        --           --
                                            ------------------------------------------------------------------------------------
Balance at December 31, 1995                13,971,605    13,972   (607,826)    (11,111)          35,976    156,810       (5,955)
                                            ------------------------------------------------------------------------------------

Net income                                          --        --         --          --               --      3,909           --
Cash dividends ($.76 per share)                     --        --         --          --               --    (10,156)          --
Change in translation adjustment                    --        --         --          --               --         --         (217)
                                            ------------------------------------------------------------------------------------
Balance at December 31, 1996                13,971,605   $13,972   (607,826)   $(11,111)         $35,976   $150,563      $(6,172)
                                            ====================================================================================

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Pope & Talbot, Inc. and Subsidiaries
Years ended December 31 (Thousands)                                    1996           1995           1994
-----------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
    Net income (loss)                                                $  3,909       $(24,838)      $ 15,897
    Adjustments to reconcile net income (loss)
       to net cash provided by (used for) operating activities:
          Depreciation and amortization                                31,440         45,066         39,061
          Other (gains) losses (Notes 8 and 9)                         (1,852)            --        (13,845)
          Gain on disposal of discontinued operations (Note 9)         (5,604)            --             --
          Changes in assets and liabilities:
              Increase (decrease) in:
                 Accounts payable                                     (11,820)        (9,876)           508
                 Accrued payroll and related taxes                     (1,893)        (1,615)         2,738
                 Other accrued liabilities                                521          3,450           (637)
                 Income taxes                                          (2,667)        (4,569)        (9,222)
                 Reforestation                                            176          1,042          1,010
                 Postretirement benefits                                  462            268            837
                 Deferred income taxes                                 (4,812)       (15,912)        (9,140)
              Decrease (increase) in:
                 Receivables                                           13,611         18,546         (1,592)
                 Inventories                                          (12,080)        40,872        (32,136)
                 Deposits on timber purchase contracts                  1,092            (15)        (2,154)
                 Prepaid expenses                                         208         (1,169)           106
                 Other assets                                             723         (1,503)        (2,004)
                                                                     --------------------------------------

       Net cash provided by (used for) operating activities            11,414         49,747        (10,573)

Cash flow from investing activities:
    Capital expenditures                                               (7,180)       (27,777)       (55,582)
    Proceeds from disposal of discontinued operations (Note 9)         50,500             --             --
    Proceeds from sale of Paragon Trade Brands, Inc.
       common stock (Note 9)                                           14,902             --             --
    Proceeds from sale of other properties                              2,359          1,004            722
                                                                     --------------------------------------
       Net cash provided by (used for) investing activities            60,581        (26,773)       (54,860)

Cash flow from financing activities:
    Net increase (decrease) in short-term borrowings                  (13,000)        23,000          9,000
    Proceeds from issuance of long-term debt                               --             --         83,800
    Reduction of long-term debt, including current portion            (30,457)       (39,428)          (901)
    Change in restricted bond funds (Note 4)                               --         15,458        (15,458)
    Partnership transaction tax settlement costs (Note 7)                  --         (4,884)            --
    Proceeds from issuance of treasury stock, net                          --             15          1,926
    Cash dividends                                                    (10,156)       (10,156)        (9,855)
                                                                     --------------------------------------

       Net cash provided by (used for) financing activities           (53,613)       (15,995)        68,512
                                                                     --------------------------------------

Increase in cash and cash equivalents                                  18,382          6,979          3,079

Cash and cash equivalents at beginning of period                       13,826          6,847          3,768
                                                                     --------------------------------------
Cash and cash equivalents at end of period                           $ 32,208       $ 13,826       $  6,847
                                                                     ======================================

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Pope & Talbot, Inc. and Subsidiaries
December 31, 1996, 1995 and 1994


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

INVENTORIES

         Inventories are stated at the lower of cost or market. For portions of lumber and raw material inventories, cost has been determined on the last-in, first-out method. For remaining inventories, cost has been determined using the first-in, first-out and average- cost methods. Inventory costs include the cost of materials, labor and plant overhead.

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

         The Company capitalizes interest on borrowed funds during the construction period of major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project. Total net interest costs incurred were $8,792,000, $14,040,000 and $10,257,000 for 1996, 1995 and
1994, respectively. There was no interest capitalized in 1996. Interest capitalized was $256,000 in 1995 and $935,000 in 1994. Capitalized interest is amortized over the depreciable life of related assets.

         The Company evaluates recoverability of long-lived assets, including goodwill, using projections of related future cash flows. Realization of these assets is dependent on generating sufficient future cash flows to recover the asset's carrying value. Although realization is not assured, management believes current long-lived asset carrying values will be recovered. These assets may become impaired in the future, however, if estimates of future cash flows are reduced.

INTEREST

         Interest in the Consolidated Statements of Income is shown net of interest income and, as mentioned previously, capitalized interest. Interest income was $1,367,000 in 1996, $1,740,000 in 1995 and $1,760,000 in 1994.

TIMBER RESOURCES

         In the United States, the Company obtains its timber from various public and private sources under timber harvesting contracts. Additionally, logs are purchased on open log markets. Liabilities for timber removed under harvesting contracts are not recorded until the timber is cut, as the Company generally does not incur a direct liability for, or ownership of, this timber until it has been harvested. The total volume committed under contract at December 31, 1996, and the 1997 planned contract harvest are 269,966 thousand board feet and 68,622 thousand board feet, respectively. The Company's best estimate of its total commitment at current contract rates under these contracts is approximately $66,706,000. The Company evaluates the realizability of harvesting contracts based on the estimated total cost applied to such harvests and the projected values to be realized from sales of the converted product.

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

INCOME TAXES

         The Company accounts for income taxes using the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences are related to depreciation, net operating loss carryforwards, various tax credits, reforestation and postretirement benefits.

         Undistributed earnings of the Company's Canadian subsidiary totaled $131,619,000 on December 31, 1996, which, under existing law, will not be subject to United States tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any United States taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian Government on those earnings may be used in whole or in part, as credits against the United States tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred United States taxes on these undistributed earnings.

STATEMENTS OF CASH FLOWS

         The Company classifies as cash and cash equivalents, unrestricted cash on deposit in banks plus all investments having original maturities of 90 days or less. Carrying amounts of any such investments approximate fair values. The effect of exchange rate changes on cash balances held in foreign currencies is not significant. Non-cash transactions have been excluded from the accompanying Consolidated Statements of Cash Flows. Total cash expenditures for interest, net of capitalized interest, were $10,921,000, $14,898,000 and $11,465,000 for 1996,
1995 and 1994, respectively. Total cash expenditures for income taxes were $11,881,000 for 1996, $5,925,000 for 1995 and $26,484,000 for 1994.

PER SHARE INFORMATION

         Per share information is based on the weighted average number of common shares outstanding during each year. The weighted average number of shares used to calculate net income (loss) per common share was 13,364,000 in both 1996 and 1995 and 13,110,000 in 1994.

ENVIRONMENTAL MATTERS

         The Company recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other accrued liabilities in the accompanying Consolidated Balance Sheets. Recoveries of environmental remediation costs from insurance carriers are recorded as assets at such time as their receipt is deemed probable and the amounts are reasonably estimable.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.  INVENTORIES

(Thousands)                              1996             1995
---------------------------------------------------------------
Lumber                                 $13,546          $ 8,720
Tissue and tissue products              10,140           13,407
Pulp                                     5,897            5,272
Logs                                    33,218           23,195
Pulp and paper raw material              6,140            8,023
Chemicals and supplies                   9,996            9,341
Other                                    2,099              752
                                       -------         --------
                                       $81,036          $68,710
                                       =======          =======

        The portion of lumber and raw materials inventories determined using the last-in, first-out (LIFO) method aggregated $4,633,000 and $6,120,000 at December 31, 1996 and 1995, respectively. The cost of these LIFO inventories valued at the lower of average cost or market, which approximates current cost, at December 31, 1996 and 1995, was $6,716,000 and $10,437,000,
respectively.

3.  PROPERTIES

(Thousands)                                        1996           1995
-------------------------------------------------------------------------
Plant and equipment:
     Mills, plants and improvements              $ 85,245        $ 83,679
     Equipment                                    350,550         342,928
     Mobile equipment                              18,553          18,629
     Construction in progress                       3,933           2,341
                                                 --------        --------
                                                 $458,281        $447,577
                                                 ========        ========

Land and timber cutting rights:
     Land                                        $  5,810        $  5,787
     Canadian timber cutting rights                 4,437           4,595
                                                 --------         -------
                                                 $ 10,247        $ 10,382
                                                 ========        ========

4.  DEBT

(Thousands)                                                       1996         1995
-------------------------------------------------------------------------------------
8.375% debentures, due 2013                                     $ 75,000     $ 75,000
State of Oregon Small Scale Energy Loan Program
     (SELP) note payable, secured by related properties,
     6.55%, payable monthly through 2013                          14,714       15,171
City of Eau Claire note payable, variable interest rate
     (4.3% at December 31, 1996), due 2014                        18,800       18,800
Revolving-credit agreement, variable
     interest rate (6.4% at December 31, 1996)                    30,000       73,000
                                                                --------     --------
         Total debt                                              138,514      181,971
Less current debt                                                 30,488       43,457
                                                                --------     --------
         Long-term debt                                         $108,026     $138,514
                                                                ========     ========

        The Company has a revolving-credit agreement with a group of five banks, secured by inventories and accounts receivable. The agreement provides $75,000,000 of revolving credit until 1998. The interest rate associated with this agreement is based, at the option of the Company, on the Interbank (LIBOR) rate plus a variable margin ranging from 7/16 percent to 3/4 percent or the greater of the banks' prime rate during the revolving period or the Federal Funds rate plus 1/2 percent. A commitment fee of 1/4 percent per year on the total loan commitment plus 1/10 percent per year of the unused portion is paid quarterly. The Company plans to renegotiate its revolving-credit agreement during 1997; however, no assurances can be given regarding the likely outcome of such negotiations. Without successful renegotiation, the full outstanding balance on the revolving-credit agreement will be due in 1998.

        The Company also has an unsecured $10,000,000 short-term line of credit agreement with a domestic bank, with interest based on a negotiated rate. This line of credit is used primarily to facilitate the Company's cash management activities. As of December 31, 1996, there was no balance outstanding under this agreement. There are no commitment fees or compensating balance requirements associated with this line of credit.

        The various loan agreements contain, among other things, certain requirements as to maintenance of working capital and interest coverage, sale of assets, incurrence of debt and restrictions as to the payment of cash dividends. The revolving-credit agreement also limits the Company's annual capital expenditures and investments. The payment of dividends from retained earnings under all agreements was limited to $9,000,000 at December 31, 1996.

        Excluding repayments of the revolving-credit agreement, the annual maturities of long-term debt for the five years subsequent to December 31, 1996 are: 1997 - $488,000; 1998 - $521,000; 1999 - $556,000; 2000 - $594,000 and 2001
- $634,000.

        The fair value of the 8 3/8 percent debentures at December 31, 1996 was estimated to be $71,000,000 based upon rates currently available for debt with similar terms. The Company's carrying value of other long-term debt approximates its fair value.

        During the fourth quarter of 1994, the City of Eau Claire, Wisconsin issued tax-exempt, adjustable rate, solid waste disposal revenue bonds. The bonds were issued to finance a wastepaper pulping improvement project at the Company's Eau Claire, Wisconsin tissue facility. Upon sale of the bonds, the City of Eau Claire loaned $18,800,000 to the Company. At December 31, 1994, the unexpended proceeds from the loan were maintained in a trust account restricted as to use for construction of the project. In 1995, the project was completed and all restricted trust funds were expended.

        During the first quarter of 1994, the Company initiated an underwritten call for the redemption of all of the Company's $40,000,000, 6 percent convertible subordinated debentures. As a result of this underwritten call, the Company issued 1,542,253 shares of previously unissued common stock to satisfy the $40,000,000 debt obligation. This issuance of common shares resulted in an increase in stockholders' equity of $38,643,000 ($40,000,000 less transaction fees and unamortized debt issuance costs). This non-cash transaction has been excluded from the accompanying Consolidated Statements of Cash Flows.

5.       STOCK OPTION AND BONUS PLANS

         The Company has a stock option and appreciation plan (Option Plan) for officers and key employees. This plan is administered by the Human Resources Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. Additionally, in 1996 the Company implemented a non-employee director stock option plan (Director Plan). At December 31, 1996, 325,302 shares were available for future grants under these plans.

         The Option Plan provides for granting both incentive stock options and non-qualified stock options to purchase shares of the Company's common stock at prices not less than 85 percent of fair market value on the date of grant. Options are exercisable as stated in each individual grant; however, no option may extend beyond ten years from the date of grant.

         The Director Plan provides for automatic option grants at designated intervals to non-employee directors over their period of continued service on the Board of Directors. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.

         The Company accounts for these plans following the guidance of APB Opinion No. 25, under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation", was issued in 1995 and became effective in 1996 and, if fully adopted, changes the methods for recognition of costs on plans similar to those of the Company. Adoption of SFAS No. 123 is optional for stock option cost recognition; however, proforma disclosures are required as if the Company had adopted the cost recognition requirements under SFAS No. 123. Accordingly, the following disclosures are provided in accordance with SFAS No. 123.

         A summary of the status of the Company's Option Plan and Director Plan at December 31, 1996, 1995 and 1994 and changes during the years then ended in the number of shares (Shares) and the weighted average exercise price (Price) is presented below:

                                                          1996                    1995                    1994
                                                  -----------------       ------------------      -------------------
(Shares in thousands)                             Shares      Price       Shares       Price      Shares        Price
---------------------                             ------      -----       ------       -----      ------        -----
Outstanding at beginning of year                     864         $19         704       $20        750        $19
Granted                                              190          15         193        16         99         30
Exercised                                              -           -          (1)       15       (107)        19
Canceled                                            (138)         19         (32)       20        (38)        20
                                                    ----                     ---                 ----
Outstanding at end of year                           916          18         864        19        704         20
                                                    ====                     ===                 ====
Exercisable at year-end                              458                     356                  223
                                                    ====                     ===                  ===

Weighted average fair value
  of options granted during year                   $4.58                   $5.51
                                                   =====                   =====


         The fair value of options granted in 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.5 and 7.6 percent; dividend yields of 4.0 and 3.6 percent; expected volatility of 38 percent for 1996 and 1995 and expected lives of 6 years for 1996 and 1995.

         The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                Range of exercise prices
                                                          ---------------------------------------
(Shares in thousands)                                     $15 to $23       $23 to $30       Total
---------------------                                     ----------       ----------       -----
Options outstanding:

    Number outstanding                                       793                123          916
    Remaining contractual life in years                      6.5                5.5          6.4
    Weighted average exercise price                          $17                $28          $18

Options exercisable:

    Number exercisable                                       380                 78          458
    Weighted average exercise price                          $18                $27          $19

         Had compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have approximated the following proforma amounts:

(Thousands, except per share)                                               1996         1995
-----------------------------                                               ----         ----
Net income (loss):                                 As reported              $3,909      $(24,838)
                                                   Proforma                  3,387       (25,476)

Net income (loss) per share:                       As reported              $  .29      $  (1.86)
                                                   Proforma                    .25         (1.91)


         The effects of applying SFAS No. 123 in this proforma disclosure are not necessarily indicative of what can be expected in future years. SFAS No. 123 does not apply to awards prior to 1995.

         The Company has followed the practice of using treasury stock to fulfill its obligations under its stock option plans. When stock is issued pursuant to a stock option plan, the difference between the cost of treasury stock issued and the exercise price of the option is credited to additional paid-in capital.

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

        All other Company participating employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee's years of service.

        The Company's funding policy regarding all of its Company administered plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current income tax regulations.

         Net periodic pension cost for 1996, 1995 and 1994 was composed of the following:

(Thousands)                                              1996           1995         1994
-------------------------------------------------------------------------------------------
Company administered plans:
     Service cost - benefits earned
         by employees during the period                 $ 1,761       $ 2,079       $ 2,362
     Interest cost on projected benefit obligation        3,778         3,602         3,287
     Actual earnings from plan assets                    (8,253)       (7,273)       (2,062)
     Deferral of earnings (loss) from plan assets         3,679         3,277        (1,827)
     Net amortization and deferral                          (76)          (28)           (8)
     Curtailment gains                                     (489)         (691)           --
                                                        -----------------------------------
         Net periodic pension cost for
              Company administered plans                    400           966         1,752

Contributions to multi-employer plans                     3,714         3,984         4,288
                                                        -----------------------------------

     Total net periodic pension cost                    $ 4,114       $ 4,950       $ 6,040
                                                        ===================================

        The following table sets forth the funded status of the Company administered plans and the amounts recognized as an asset or liability in the accompanying Consolidated Balance Sheets at December 31, 1996 and 1995:


(Thousands)                                           1996                               1995
----------------------------------------------------------------------------------------------------------
                                         Plans having      Plans having     Plans having      Plans having
                                            assets in       accumulated        assets in       accumulated
                                            excess of       benefits in        excess of       benefits in
                                          accumulated         excess of      accumulated         excess of
                                             benefits            assets         benefits            assets
----------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:

     Vested portion                        $  (30,153)       $  (16,603)      $  (26,707)       $  (17,188)
     Nonvested portion                           (889)             (957)            (635)           (1,088)
                                           ---------------------------------------------------------------
                                              (31,042)          (17,560)         (27,342)          (18,276)

Effect of projected future
     compensation levels                       (5,281)             (332)          (5,303)             (352)
                                           ---------------------------------------------------------------

Projected benefit obligation                  (36,323)          (17,892)         (32,645)          (18,628)

Plan assets at fair market value               42,629            15,602           36,231            15,428
                                           ---------------------------------------------------------------

Plan assets in excess of (less than)
     projected benefit obligation               6,306            (2,290)           3,586            (3,200)

Unrecognized net (gain) loss                   (6,022)              202           (3,584)            1,121

Unrecognized prior service                        (40)            1,103             (164)            1,300

Balance of unrecorded transition
     asset from initial application of
     SFAS No. 87                                 (573)              (11)            (639)              (84)
                                           ---------------------------------------------------------------

Accrued pension liability                  $     (329)       $     (996)      $     (801)       $     (863)
                                           ===============================================================

        Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. The discount rate, rate of increase in future compensation levels and expected long-term rate of return on plan assets used in determining the actuarial present value of the projected benefit obligation were 7.5 percent, 5 percent and 9 percent, respectively, for both 1996 and 1995.

        The Company has granted some former employees pension benefits which supplement the normal Company plan. These benefits are unfunded, general obligations of the Company. The cost associated with these grants was $75,000 in 1996, $78,000 in 1995 and $234,000 in 1994.

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

        Net periodic cost in 1996, 1995 and 1994 for these plans was composed of the following:

(Thousands)                                          1996        1995        1994
-----------------------------------------------------------------------------------
Service cost - benefits attributed
     to service during the period                  $   414       $ 417       $  493

Interest cost on accumulated
     benefit obligation                                938         899          851

Net amortization and deferral                          (55)       (113)          --

Curtailment gains                                   (1,484)       (385)          --
                                                   --------------------------------

Net periodic cost (benefit) of postretirement
     medical and life insurance plans              $  (187)      $ 818       $1,344
                                                   ================================

        The following table reconciles the plans' funded status to the accrued postretirement medical and life insurance cost liability in the accompanying Consolidated Balance Sheets at December 31, 1996 and 1995:


(Thousands)                                      1996              1995
-----------------------------------------------------------------------
Accumulated benefit obligation:
     Retirees                                 $ 4,089           $ 2,015
     Other fully eligible participants          2,614             2,936
     Other active participants                  6,745             7,608
                                              -------------------------
                                               13,448            12,559
Unrecognized actuarial gain (loss)               (732)            1,065
Unrecognized prior service                        171               285
                                              -------------------------
Accrued postretirement medical and
     life insurance cost liability            $12,887           $13,909
                                              =========================

        For measurement purposes, 9 percent and 9.5 percent rates of increase were assumed for health care costs in 1996 and 1995, respectively. The rate is assumed to decline in 1/2 percent decrements every year until it reaches 5 percent in 2004 where it will remain thereafter. A 1 percent increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by $1,551,000 at December 31, 1996. The effect of this 1 percent increase on the service and interest cost components of the net periodic cost of postretirement medical and life insurance plans would be an increase of $188,000 in 1996. The discount rate used in determining the accumulated benefit obligation was 7.5 percent in 1996 and 1995.

CURTAILMENT GAINS

The pension and other postretirement plans included curtailment gains in 1996 related to the disposition of the Company's disposable diaper business (see Note
9). The 1995 curtailment gains related to cost reduction efforts including the permanent closure of the Company's Port Gamble sawmill.

7.  INCOME TAXES

        The income tax provision (benefit) consists of the following components:

(Thousands)                   Current           Deferred            Total
-------------------------------------------------------------------------
1996
     Federal                 $(1,146)           $ (6,889)         $(8,035)
     State                       106                 130              236
     Canada                   10,044                (550)           9,494
                             --------------------------------------------
                             $ 9,004            $ (7,309)         $ 1,695
                             ============================================

1995
     Federal                 $     -            $ (9,479)         $(9,479)
     State                         -              (1,011)          (1,011)
     Canada                    2,986                 (47)           2,939
                             --------------------------------------------
                             $ 2,986            $(10,537)         $(7,551)
                             =============================================

1994
     Federal                 $(2,357)           $ (6,792)         $(9,149)
     State                         -              (1,076)          (1,076)
     Canada                   22,334              (1,310)          21,024
                             --------------------------------------------
                             $19,977            $ (9,178)         $10,799
                             ============================================

         The income tax provision (benefit) was different from the amount computed by applying the United States statutory federal income tax rate as follows:

(Thousands)                                              1996       1995      1994
------------------------------------------------------------------------------------
Income (loss) before income taxes and
     discontinued operations:
         United States                                $(14,608)  $(28,176)  $(26,889)
         Canada                                         17,102      6,829     53,640
                                                      ------------------------------
                                                      $  2,494   $(21,347)  $ 26,751
                                                      ==============================

United States:
     U.S. statutory federal income tax                $ (5,113)  $ (9,862)  $ (9,411)
     State income and franchise taxes,
         net of federal income tax benefit                 153       (208)      (699)
     Jurisdictional settlements                         (2,614)         -          -
     Other items, net                                     (225)      (420)      (115)
                                                      ------------------------------
                                                        (7,799)   (10,490)   (10,225)

Canada:
     U.S. statutory federal income tax                   5,986      2,390     18,774
     Effect of Canadian tax rate different
         from U.S.                                         636        264      1,792
     Non-deductible interest                                 -        299        373
     Jurisdictional settlements                          2,818          -          -
     Other items, net                                       54        (14)        85
                                                      ------------------------------
                                                         9,494      2,939     21,024
                                                      ------------------------------
                                                      $  1,695   $ (7,551)  $ 10,799
                                                      ==============================

         In prior years the Company was required to compute its current federal income tax liability under the Alternative Minimum Tax (AMT) methodology as it resulted in a greater tax payable when compared to that computed using the standard tax system. Additional amounts paid under the AMT system can be carried forward indefinitely as credits to be applied against regular tax. AMT carryforwards at December 31, 1996 were $1,059,000. At December 31, 1996, the Company had available $85,547,000 of net operating loss carryforwards for U.S. federal tax purposes, expiring beginning in 2009. The tax effect of these credits and net operating loss carryforwards are reflected as deferred tax assets. Realization of these assets is dependent on generating sufficient U.S. taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that these deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

         Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset is comprised of the following:

(Thousands)                                               1996            1995               1994
--------------------------------------------------------------------------------------------------
Current deferred taxes:
     Gross assets                                      $  5,447        $  5,959           $  7,932
     Gross liabilities                                        -               -                  -
                                                       -------------------------------------------
         Total current deferred taxes                     5,447           5,959              7,932

Noncurrent deferred taxes:
     Gross assets                                        49,477          46,560             27,250
     Gross liabilities                                  (27,606)        (30,029)           (28,615)
                                                        ------------------------------------------
         Total noncurrent deferred taxes                 21,871          16,531             (1,365)
                                                        ------------------------------------------

Net deferred tax asset                                 $ 27,318       $  22,490           $  6,567
                                                       ===========================================

         The Company's valuation allowance against deferred tax assets at December 31, 1996 and 1995 was $6,372,000 and $5,183,000, respectively, an increase of $1,189,000. These amounts relate to certain state net operating loss carryforwards and tax credits the Company believes will not be realized in the future. The valuation allowance was not significant at December 31, 1994.

         The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

(Thousands)                                            1996           1995          1994
----------------------------------------------------------------------------------------
Postretirement benefits                             $  4,653      $  5,089      $  4,998
Reforestation                                          5,017         4,970         4,599
Vacation pay                                           1,890         2,034         2,247
Depreciation                                         (24,644)      (27,107)      (26,722)
AMT and other tax credits                              6,501         4,991         3,803
Net operating loss carryforwards                      32,260        29,200        10,700
Other, net (including valuation
  allowance)                                           1,641         3,313         6,942
                                                    ------------------------------------
     Net deferred tax asset                         $ 27,318      $ 22,490      $  6,567
                                                    ====================================

        In 1985, the stockholders of the Company approved a Plan of Distribution pursuant to which all of the Company's timber properties and development properties and related assets and liabilities in the State of Washington were transferred to newly-formed Pope Resources, A Delaware Limited Partnership (the Partnership). The transfer resulted in $10,266,000 of taxes currently payable in 1985, which was charged to stockholders' equity.

        The distribution value for federal income tax purposes that was assigned to the assets transferred to the Partnership has been challenged by the Internal Revenue Service (IRS). In January 1993, the Company petitioned the United States Tax Court (Tax Court) in order to resolve the disputed value of the distribution. The issue was argued before the Tax Court during the third quarter 1995 and follow-up legal briefs were then filed into December 1995. The Tax Court has not yet rendered a final decision in the case. Primarily in 1995, the Company incurred costs defending its tax position in this case. In 1995, these defense costs, together with related tax settlements and interest charges totaling $4,884,000, net of tax benefits of $1,374,000, were recognized as a reduction in additional paid-in capital with respect to the Partnership transaction. The Company believes, based upon consultation with independent tax counsel, that the additional tax due in this matter, if any, will not have a material adverse effect on the Company's financial position or liquidity.

        In December 1996, the IRS proposed certain adjustments pertaining to transactions between the Company and its wholly-owned Canadian subsidiary, resulting in the assertion that additional taxes were due for the tax years 1993 and 1994. The Company believes it has substantial defenses against this claim and plans to vigorously defend its position. The Company believes, based upon consultation with independent tax counsel, that any tax ultimately due in this matter would not have a material adverse effect on the Company's financial position, results of operations or liquidity.

8.  OTHER GAINS AND LOSSES

PARAGON COMMON STOCK SALE

         A pre-tax gain of $1,852,000 was recognized on the fourth quarter 1996 sale of Paragon Trade Brands, Inc. (Paragon) common stock. This transaction is discussed more fully in Note 9.

COUNTERVAILING DUTY REFUND

         During 1992, the United States Government imposed a 6.51 percent duty on Canadian lumber sold in the United States. After numerous studies and appeals, the United States Government concluded there was no basis for this duty and during 1994 terminated the duty and announced that all amounts paid under the duty would be refunded with interest. In 1994, the Company recorded the $13,845,000 of anticipated refunds of duty amounts paid in 1992 and 1993 as other gains (losses) in the Consolidated Statements of Income.

9. DISCONTINUED OPERATIONS

On December 11, 1995, the Company entered into a definitive agreement to sell its disposable diaper business (Business) to Paragon. The sale was completed on February 8, 1996. The Company sold substantially all the operating assets of the Business, primarily properties and inventory, to Paragon for $50,500,000 in cash and shares of unregistered Paragon common stock having a value at the time the transaction was closed of approximately $13,050,000. In the first quarter of 1996, pursuant to a stockholders' agreement between the Company and Paragon, Paragon exercised an option to repurchase 227,719 shares from the Company resulting in proceeds to the Company of $4,819,000. The remaining shares were sold to Paragon in the fourth quarter of 1996 resulting in proceeds of $10,083,000 to the Company. A pre-tax gain of $1,852,000 on the sale of this Paragon common stock is included in other gains (losses) in the Consolidated Statements of Income. The pre-tax gain on disposition of the Business of $5,604,000 has been accounted for as discontinued operations and includes closing costs associated with the transaction and a provision of $372,000 for operating losses during the phase-out period.

         Operating results of the Business for 1995 until the December 11, 1995 sale agreement date are shown separately in the Consolidated Statements of Income as loss from discontinued operations, net of tax. The Consolidated Statements of Income have also been restated for 1994 to reflect disposable diaper operating results as discontinued operations. Disposable diaper sales of $144,000,000 in 1995 and $157,066,000 in 1994 were excluded from revenues in the Consolidated Statements of Income.

         The net book value of the Company's disposable diaper assets at December 31, 1995 have been shown as discontinued operations assets held for sale in the Consolidated Balance Sheets and include inventories of $17,810,000 and plant and equipment of $38,359,000 (net of $47,640,000 accumulated depreciation).

10.      LEGAL MATTERS AND CONTINGENCIES

         The Company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to a great many variables and cannot be predicted with any degree of certainty, the Company presently believes that the ultimate outcome resulting from these proceedings and matters would not have a material effect on the Company's current financial position or liquidity; however, in any given future reporting period such proceedings or matters could have a material effect on results of operations.

         In 1992, the Company was contacted by the local governmental owner of a vacant industrial site in Oregon on which the Company previously conducted business. The owner informed the Company that the site has been identified as one containing creosote and coal tar, and that it plans to undertake a voluntary cleanup effort of the site. The owner has requested that the Company participate in the cost of the cleanup. The Company is currently participating in the investigation stage of this site with remediation and monitoring to occur over several years, likely beginning in 1998. Based on preliminary findings, the Company has estimated the likely cost of remediation and monitoring to be in the range of $5 to $12 million and that no amount within the range is more likely an outcome than another. The ultimate cost to the Company for site remediation and monitoring cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative cleanup methods, the cleanup time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine the company's share of multi-party obligations or the extent to which contributions will be available from other parties. The Company has established reserves for environmental remediation and monitoring related to this site in an amount it believes is probable and reasonably estimable. The Company has not assumed it will bear the entire cost of remediation to the exclusion of other known potentially responsible parties (PRPs) who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account based generally on the parties' financial condition and probable contribution. Certain recoveries from insurance carriers have been recorded as their receipt is deemed probable and amounts are reasonably estimable.

11. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHIC AREAS

By Industry
(Thousands)                                                   1996        1995         1994
-------------------------------------------------------------------------------------------
REVENUES:
     Wood products                                        $231,713    $265,576     $304,205
     Pulp and paper products                               215,781     258,833      198,602
                                                          ---------------------------------
                                                          $447,494    $524,409     $502,807
                                                          =================================
OPERATING PROFIT (LOSS):
     Before other gains (losses):
         Wood products                                    $ 22,943    $  2,681     $ 55,224
         Pulp and paper products                            (4,569)     (1,508)     (23,064)
                                                          ---------------------------------
                                                            18,374       1,173       32,160
     Other gains (losses):
         Wood products                                           -           -       13,845

     Operating profit (loss):
         Wood products                                      22,943       2,681       69,069
         Pulp and paper products                            (4,569)     (1,508)     (23,064)
                                                          ----------------------------------
                                                            18,374       1,173       46,005

Other gains (losses)                                         1,852           -            -
Interest expense, net                                       (8,792)    (13,784)      (9,322)
General corporate expense                                   (8,940)     (8,736)      (9,932)
                                                          ----------------------------------
Income (loss) from continuing
     operations, before taxes                             $  2,494    $(21,347)    $ 26,751
                                                          =================================
IDENTIFIABLE ASSETS:
     Wood products                                        $123,145    $111,879     $173,458
     Pulp and paper products                               215,131     316,600      327,454
     Corporate                                              69,653      43,748       38,472
                                                          ---------------------------------
                                                          $407,929    $472,227     $539,384
                                                          =================================
CAPITAL EXPENDITURES:
     Wood products                                        $  3,550    $  3,419     $ 14,141
     Pulp and paper products                                 3,630      24,358       41,441
                                                          ---------------------------------
                                                          $  7,180    $ 27,777     $ 55,582
                                                          =================================
DEPRECIATION AND AMORTIZATION:
     Wood products                                        $  8,451    $  8,775     $  7,822
     Pulp and paper products                                22,236      35,291       30,200
     Corporate                                                 753       1,000        1,039
                                                          ---------------------------------
                                                          $ 31,440    $ 45,066     $ 39,061
                                                          =================================

By Geographic Area
(Thousands)                                                   1996        1995         1994
-------------------------------------------------------------------------------------------
REVENUES:
     United States                                        $278,647    $352,035     $300,351
     Canada                                                168,847     172,374      202,456
                                                          ---------------------------------
                                                          $447,494    $524,409     $502,807
                                                          =================================
OPERATING PROFIT (LOSS):
     Before other gains (losses):
         United States                                    $ (3,566)   $(11,806)    $(19,403)
         Canada                                             21,940      12,979       51,563
                                                          ---------------------------------
                                                            18,374       1,173       32,160
     Other gains (losses):
         Canada                                                  -           -       13,845

     Operating profit (loss):
         United States                                      (3,566)    (11,806)     (19,403)
         Canada                                             21,940      12,979       65,408
                                                          ---------------------------------
                                                            18,374       1,173       46,005

Other gains (losses)                                         1,852           -            -
Interest expense, net                                       (8,792)    (13,784)      (9,322)
General corporate expense                                   (8,940)     (8,736)      (9,932)
                                                          ----------------------------------
Income (loss) from continuing
     operations, before taxes                             $  2,494    $(21,347)    $ 26,751
                                                          =================================
IDENTIFIABLE ASSETS:
     United States operations                             $252,808    $354,389     $410,990
     Canada operations                                      85,468      74,090       89,922
     Corporate                                              69,653      43,748       38,472
                                                          ---------------------------------
                                                          $407,929    $472,227     $539,384
                                                          =================================

NOTES:

A.    The Company operates principally in two industries:

       1) Wood Products: manufactures standardized and specialty lumber and wood chips in the United States and Canada. Lumber products are sold mainly to wholesalers and wood chips are sold to manufacturers of pulp and paper primarily in the United States and Canada.

       2) Pulp and paper products: manufactures bleached kraft pulp and a full line of private label consumer tissue products in the United States. Pulp is sold in the United States Pacific Northwest to writing paper and newsprint manufacturers and is exported to European and Asian paper producers. One pulp customer represented 64 percent of 1996 pulp revenues and 10 percent of total Company revenues. Tissue products are sold to supermarkets, drug stores, mass merchandisers, food and drug distribution companies and warehouse club stores nationally, although most sales are east of the Rocky Mountains. The Company also brokers wood chips for sale domestically and internationally.

B. Operating profit (loss) is total revenue less directly identifiable costs and expenses. In computing operating profit (loss), none of the following items have been included: general corporate expenses, non-operating other gains (losses), net interest expense, income taxes and discontinued operations.

C. Identifiable assets are those assets of the Company that are identified with the operations in each industry or geographic area.

D. Identifiable assets, capital expenditures and depreciation and amortization includes assets, expenditures and expenses related to assets from discontinued operations in both the information provided by industry segment and geographic area for 1995 and 1994.

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


                                                                     Quarter
                                       ------------------------------------------------------------------------
(Thousands except per share)             First          Second           Third          Fourth            Year
---------------------------------------------------------------------------------------------------------------
1996
Revenues                               $ 110,682       $ 110,567       $ 112,366       $ 113,879       $ 447,494
Gross profit                               2,746           6,963           9,099           9,101          27,909
Income (loss) from
  continuing operations                   (2,765)            662           1,137           1,765             799
Gain on disposal of
  discontinued operations                  3,110              --              --              --           3,110
                                       -------------------------------------------------------------------------
Net income                             $     345       $     662       $   1,137       $   1,765       $   3,909
                                       =========================================================================
Income (loss) per common share:
    Income (loss) from continuing
      operations                       $    (.20)      $     .05       $     .08       $     .13       $     .06
    Gain on disposal of
      discontinued operations                .23              --              --              --             .23
                                       -------------------------------------------------------------------------
       Net income                      $     .03       $     .05       $     .08       $     .13       $     .29
                                       =========================================================================

1995
Revenues                               $ 133,837       $ 124,491       $ 131,773       $ 134,308       $ 524,409
Gross profit (loss)                        7,146          (2,108)          3,598           5,110          13,746
Loss from continuing
  operations                              (1,043)         (6,323)         (3,380)         (3,050)        (13,796)
Loss from discontinued
  operations                                (191)         (2,688)         (3,265)         (4,898)        (11,042)
                                       -------------------------------------------------------------------------
Net loss                               $  (1,234)      $  (9,011)      $  (6,645)      $  (7,948)      $ (24,838)
                                       =========================================================================
Loss per common share:
    Loss from continuing
      operations                       $    (.08)      $    (.48)      $    (.25)      $    (.22)      $   (1.03)
    Loss from discontinued
      operations                            (.01)           (.20)           (.24)           (.38)           (.83)
                                       -------------------------------------------------------------------------
       Net loss                        $    (.09)      $    (.68)      $    (.49)      $    (.60)      $   (1.86)
                                       =========================================================================