Form 10-K, Exhibit 13
period 1997-12-31
POPE & TALBOT INC /DE/
filed 1998-03-31
CIK 311871

                                                                    EXHIBIT 13.1

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(Dollars in thousands except per share)                   1997            1996            1995            1994            1993
                                                      ------------    ------------    ------------    ------------    ------------
OPERATIONS
Revenues                                              $    329,899    $    313,845    $    417,396    $    397,923    $    353,759
Depreciation and amortization                               30,056          31,440          45,066          39,061          29,303
Interest expense, net                                        5,995           6,035           9,480           7,167           6,356
Income (loss) from continuing operations                     4,432          (1,329)          4,955          26,589          17,940
Income (loss) from discontinued tissue operations            5,588           2,128         (18,751)        (10,637)         (7,170)
Income (loss) from discontinued diaper operations               --           3,110         (11,042)            (55)         10,805
Cumulative effect of accounting changes                         --              --              --              --            (562)
                                                      ------------    ------------    ------------    ------------    ------------

Net income (loss)                                     $     10,020    $      3,909    $    (24,838)   $     15,897    $     21,013
                                                      ============    ============    ============    ============    ============

Effective tax rate                                              44%             52%            (32)%            40%             41%

PER COMMON SHARE
Income (loss) from continuing operations - basic      $        .33    $       (.10)   $        .37    $       2.03    $       1.54
Income (loss) from continuing operations - diluted             .33            (.10)            .37            1.99            1.42
Income (loss) from discontinued operations - basic             .42             .39           (2.23)           (.82)            .31
Income (loss) from discontinued operations - diluted           .42             .39           (2.23)           (.79)            .30
Effect of accounting changes - basic                            --              --              --              --            (.05)
Effect of accounting changes - diluted                          --              --              --              --            (.04)
Cash dividends                                                 .76             .76             .76             .76             .76
Stockholders' equity                                         13.31           13.71           14.19           17.08           15.73

YEAR-END COMMON SHARES OUTSTANDING,
NET OF TREASURY STOCK                                   13,481,441      13,363,779      13,363,779      13,362,729      11,715,798

FINANCIAL POSITION (at December 31)
Current assets                                        $    210,950    $    164,502    $    207,252    $    223,050    $    169,897
Properties, net                                            108,165         201,666         225,760         282,827         269,200
Deferred income tax assets, net                             24,843          21,871          16,531              --              --
Other assets                                                31,809          19,890          22,684          33,507          16,724
                                                      ------------    ------------    ------------    ------------    ------------
                                                      $    375,767    $    407,929    $    472,227    $    539,384    $    455,821
                                                      ============    ============    ============    ============    ============

Current liabilities                                   $     84,835    $     87,067    $    113,495    $    103,576    $    101,162
Long-term obligations                                       22,765          29,608          30,526          28,777          27,803
Long-term debt                                              88,705         108,026         138,514         177,471         134,599
Deferred income tax liabilities, net                            --              --              --           1,365           7,936
Stockholders' equity                                       179,462         183,228         189,692         228,195         184,321
                                                      ------------    ------------    ------------    ------------    ------------
                                                      $    375,767    $    407,929    $    472,227    $    539,384    $    455,821
                                                      ============    ============    ============    ============    ============
CASH FLOW
Operating activities:
   Net income (loss)                                  $     10,020    $      3,909    $    (24,838)   $     15,897    $     21,013
   Depreciation and amortization                            30,056          31,440          45,066          39,061          29,303
   Other (gains) losses, net                                    --          (1,852)             --         (13,845)             --
   Gain on disposal of discontinued
          diaper operations                                     --          (5,604)             --              --              --
   Cumulative effect of accounting changes                      --              --              --              --             562
   Working capital and other                               (15,108)        (16,479)         29,519         (51,686)        (13,990)
                                                      ------------    ------------    ------------    ------------    ------------
      Cash provided by (used for)
          operating activities                              24,968          11,414          49,747         (10,573)         36,888

Investing activities:
   Capital expenditures                                    (13,084)         (7,180)        (27,777)        (55,582)        (82,585)
   Purchase of equity securities                           (13,760)             --              --              --              --
   Proceeds from disposal of
     discontinued diaper operations                             --          50,500              --              --              --
   Proceeds from sale of Paragon common stock                   --          14,902              --              --              --
   Proceeds from sale of other properties                      378           2,359           1,004             722           1,156
                                                      ------------    ------------    ------------    ------------    ------------
      Cash provided by (used for)
          investing activities                             (26,466)         60,581         (26,773)        (54,860)        (81,429)

Financing activities:
   Net increase (decrease) in borrowings                    11,312         (43,457)        (16,428)         91,899          51,017
   Partnership transaction tax settlement costs             (1,846)             --          (4,884)             --              --
   Change in restricted bond funds                              --              --          15,458         (15,458)             --
   Cash dividends                                          (10,197)        (10,156)        (10,156)         (9,855)         (8,871)
   Other                                                     1,932              --              15           1,926           1,819
                                                      ------------    ------------    ------------    ------------    ------------
      Cash provided by (used for)
          financing activities                               1,201         (53,613)        (15,995)         68,512          43,965
                                                      ------------    ------------    ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents      $       (297)   $     18,382    $      6,979    $      3,079    $       (576)
                                                      ============    ============    ============    ============    ============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

POPE & TALBOT, INC. AND SUBSIDIARIES

OVERVIEW

        Favorable lumber markets produced strong wood products earnings which combined with solid tissue operating profits to offset a loss in the Company's pulp business resulting in a significant earnings improvement in 1997 from 1996. Total 1997 net income was $10.0 million, or $.75 per share, compared to the 1996 net income of $3.9 million, or $.29 per share, and 1995's net loss of $24.8 million, or $1.86 per share. In January 1998, the Company announced it had reached a definitive agreement to sell its tissue business to PLAINWELL, INC. (Plainwell). The Company's tissue business has been reflected as a discontinued operation in the 1997 financial statements. In the first quarter of 1996, the Company completed the sale of its disposable diaper business to Paragon Trade Brands, Inc. (Paragon) and reported an after tax gain on this sale of $3.1 million, or $.23 per share. This transaction was reported as a gain on disposal of discontinued operations in 1996. Pope & Talbot's income from continuing operations was $4.4 million, or $.33 per share, in 1997 compared to the 1996 loss of $1.3 million, or $.10 per share, and 1995's income of $5.0 million, or $.37 per share. The Company's discontinued tissue operations reflected income of $5.6 million, or $.42 per share, in 1997 and $2.1 million, or $.16 per share, in 1996 after incurring a loss of $18.8 million, or $1.40 per share, in 1995. In 1995, the discontinued diaper operations incurred a loss of $11.0 million, or $.83 per share.

        As was true in 1996, during 1997 a strong housing market, and to a lesser extent, lumber market uncertainties surrounding an implemented lumber quota arrangement between the United States and Canada combined to increase the Company's average lumber prices by 10 percent in 1997 following a 17 percent increase in 1996 from 1995. This strong lumber market more than offset the continued impact of poor residual chip prices. Residual chip prices fell dramatically during 1996 and the ongoing weakness in the pulp markets during 1997 resulted in further chip price reductions. The Company's pulp business incurred a loss in 1997 due to the continued weakness in world pulp markets which began at the end of 1995. The 1997 loss in the pulp business was not as large as 1996 due mainly to higher volumes and lower residual chip and sawdust costs. The Company's profits in its discontinued tissue business in 1997 reflected higher shipments and improved operating efficiencies which more than offset sales price reductions.

        Revenues in 1997 increased to $329.9 million from $313.8 million (after restatement for discontinued tissue operations) in 1996. Higher lumber prices and volumes, combined with greater pulp shipments, more than offset lower pulp and wood chip sales prices resulting in the increased 1997 revenues.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. In 1997, the Company generated $40.1 million from operating income before depreciation and amortization. During the year, total long-term debt declined $19.3 million while short-term debt increased $11.8 million. The reduction in long-term debt related mainly to the assumption by Plainwell upon closing of the tissue business sale of the $18.8 million City of Eau Claire note payable (this note payable balance was reflected in the discontinued tissue operations net assets held for sale line in the year-end 1997 Consolidated Balance Sheet). Including the $18.8 million City of Eau Claire note payable, the Company's year-end 1997 total long-term debt to total capitalization ratio of 37 percent was unchanged from the end of 1996. The current ratio at December 31, 1997 was 2.5 to 1 compared to 1.9 to 1 at the end of 1996. Included in the Company's current assets at December 31, 1997, were the discontinued tissue operations net assets held for sale totaling $67.9 million. Excluding this balance, the Company's current ratio at year-end 1997 was 1.7 to 1.

        As previously discussed, in January 1998, the Company reached an agreement to sell its tissue business to Plainwell and this transaction closed in early March of 1998. The transaction included essentially all of the assets and liabilities of the tissue business, including the assumption by Plainwell of the $18.8 million City of Eau Claire note payable and the business's $7.1 million postretirement benefit obligation. Total cash consideration for the sale was $121 million, subject to post-closing adjustments, if any. The Company will use the cash received, less expenses, to pursue strategic acquisitions and pay down bank debt. See Note 9 of Notes to Consolidated Financial Statements for further discussion of the sale of the tissue business.

        Cash generated from operating activities was $25.0 million in 1997. Operating income before non-cash charges for depreciation and amortization generated cash of $40.1 million in 1997. Accounts receivables increased $5.6 million due primarily to higher pulp prices and volumes in the fourth quarter of 1997 as compared to the same period in 1996 combined with extended credit terms to a major domestic pulp customer and export pulp customers. Inventories increased $2.6 million due mainly to log inventory buildup resulting from log purchase opportunities in Canada. Net deferred income tax assets increased $2.9 million resulting in a reconciling item in cash generated from operations as the income tax benefit recognized was not realized as cash.

        Cash provided by operations, combined with additional short-term borrowings on the Company's revolving-credit agreement, was used to pay dividends of $10.2 million, finance capital expenditures of $13.1 million and invest in $13.8 million of Harmac Pacific Inc. (Harmac) common stock. Scheduled long-term debt repayments were $0.5 million in 1997 and are anticipated to remain at $0.5 million in 1998. Additionally, as a result of the tissue business sale, the Company's $18.8 million City of Eau Claire note payable was assumed by Plainwell upon closing.

        In December 1997, the Company announced its tender offer to acquire a controlling interest in Harmac's outstanding common shares for cash. Harmac common shares are publicly traded on the Toronto, Vancouver and Montreal stock exchanges. On February 2, 1998, the Company acquired 6.8 million shares of Harmac common stock for $77.8 million Canadian dollars (approximately $53.4 million U.S. dollars). This February 1998 acquisition, combined with the Company's previous Harmac purchases, resulted in the Company holding an approximately 53 percent controlling ownership interest in Harmac. The payment for the Harmac shares in February 1998 was made from existing cash and cash equivalent balances, supplemented with borrowings of approximately $20 million under the Company's revolving-credit agreement.

         Capital spending increased to $13.1 million in 1997 from the low 1996 capital spending level of $7.2 million and compared to 1995 spending of $27.8 million. During 1993 and 1994, the Company spent record amounts ($82.6 million and $55.6 million, respectively) upgrading and modernizing its facilities and completing necessary pollution control projects. With the projects completed in 1993 and 1994, the only significant project during 1995 was the completion of a project to improve the quality of the recycled pulp at the Eau Claire tissue facility. This project was started in 1994 and financed almost entirely from the $18.8 million Eau Claire solid waste disposal revenue bond proceeds. At the end of 1994, $15.5 million remained available under this bond and was held in escrow for the completion of the project in 1995. All other 1995 capital expenditures, and all of the 1996 and 1997 capital expenditures, were undertaken for relatively small business sustaining and profit improving projects. The Company anticipates that approximately $4 million will be required during 1998 to complete projects approved by year-end 1997 with respect to the Company's continuing operations. Additionally, in early 1998, the Company approved a $9 million waste wood burning energy system project at the Castlegar sawmill. Spending on this Castlegar project is scheduled to be completed during 1998. Also, as discussed further in the Environmental Matters section of this Management's Discussion and Analysis, in November 1997, the Environmental Protection Agency (EPA) approved certain regulations known as the "cluster rules." As a result of these "cluster rules," the Company estimates it will have to spend approximately $30 to $35 million on capital projects at its Halsey pulp mill between now and the end of 2000 to comply. Other than the 1998 Castlegar project spending and the required spending over the next three years necessary to comply with the "cluster rules," the Company's facilities are suitable for existing operations. Additional anticipated capital projects during 1998 will be primarily to sustain existing operations with a limited number of relatively small, high-return projects. Projected 1998 capital spending, which will likely be higher than 1997 capital spending, but lower than 1995 spending, will be funded with internally generated cash, amounts received from the sale of the discontinued tissue business and supplemented, if necessary, with borrowings on the Company's line of credit.

        At December 31, 1997, the Company had available $75 million under its existing revolving-credit agreement, of which $41.8 million was outstanding at year-end. In the third quarter of 1996, the Company borrowed $30.0 million on its revolving-credit agreement which it then paid to Pope & Talbot, Ltd. (LTD), a wholly-owned Canadian subsidiary, to satisfy a portion of its intercompany account. Since that payment to LTD, the Company has made additional payments to satisfy intercompany account obligations. Substantially all amounts included in the December 31, 1997, cash and cash equivalents balance were held by LTD. Additionally, the investment in Harmac at year-end 1997 was held by LTD. As discussed previously, these LTD cash and cash equivalent balances were used in February 1998 for the acquisition of a controlling interest in Harmac common stock.

        The impact of fluctuations in foreign currency exchange rates has not had, and is not expected to have, a significant effect on the Company's liquidity or results of operations.

RESULTS OF OPERATIONS

WOOD PRODUCTS

        The Company's wood products business comprised 75 percent of 1997 consolidated revenues and generated an operating profit of $24.9 million. These 1997 earnings compare to 1996 and 1995 profits of $22.9 million and $2.7 million, respectively.

        Wood Products revenues were $248.3 million in 1997 compared to $231.7 million and $265.6 million in 1996 and 1995, respectively. The 1997 revenue increase relative to

1996 reflected higher lumber volumes and prices which more than offset lower residual wood chip prices. Decreased sales in 1996 compared to 1995 resulted from lower lumber and chip volumes, combined with significantly lower chip prices to more than offset improved lumber prices.

        During 1995, although housing starts of 1.35 million were relatively good, a strong pulp market pushed residual wood chip prices to record levels resulting in increased lumber production which caused downward pressure on lumber pricing. While difficult winter weather conditions across the United States limited upward movement of lumber sales prices early in 1996, a strong housing market helped lumber prices climb steadily over the balance of the year. Housing starts in 1996 were 1.47 million. Average lumber prices were 17 percent higher in 1996 than those realized in 1995. During 1997, average lumber prices improved 10 percent over 1996 levels reflecting continued strength in the lumber markets (1997 housing starts were 1.48 million). Lumber prices during 1997 peaked in the second quarter and prices realized in December 1997 were nearly 20 percent below the second quarter peak. Early 1998 lumber prices have remained at these lower levels. In both 1996 and 1997, lumber prices were also favorably influenced by uncertainties surrounding the lumber quota agreement implemented between the United States and Canada during 1996 (described below). While lumber prices improved the past two years, sawmill residual wood chip markets in the Pacific Northwest and British Columbia fell dramatically after the end of 1995 reflecting weak pulp markets. The residual chip market moved up steadily during 1995 to peak levels in the last half of 1995; however, as pulp markets fell, chip prices dropped sharply from their peaks during early 1996. The Company's 1996 average chip prices were down nearly 50 percent from those obtained in 1995, and 1997 average chip prices were 20 percent lower than 1996.

        Lumber shipments of 546 million board feet in 1997 were up slightly from 1996 shipments of 535 million board feet and compared to 1995 lumber sales volumes of 624 million board feet. The 14 percent volume reduction from 1995 to 1996 related mainly to the permanent closure of the Company's Port Gamble sawmill in 1995. The Company's 1997 lumber production was essentially at capacity.

        During 1995, the Port Gamble sawmill was either shut down or operating on a reduced one-shift basis due to a lack of acceptably priced timber in relation to end-product prices. Environmental pressures restricted timber harvest levels in the Port Gamble operating region. A strong log export market further reduced domestic log supplies in this region. These reduced log supplies, combined with relatively weak lumber markets, produced losses at Port Gamble in 1995. In the fourth quarter of 1995, with no prospect of resolution to the timber supply situation, the Company permanently closed the Port Gamble sawmill. The mill, which had an annual capacity of 150 million board feet, produced 53 million board feet in 1995. The sawmill equipment was dismantled and sold in the first quarter of 1996 resulting in a pretax gain of $2.1 million.

        Approximately 75 percent of the Company's current lumber capacity is located in British Columbia, Canada. During 1996, U.S. and Canadian trade negotiators reached an agreement establishing volume quotas on Canadian softwood lumber shipments to the U.S. Based on this agreement, Canadian lumber producers are assigned volume quotas specifying on a company by company basis the lumber volumes which may be shipped to the U.S. tariff-free and those volumes subject to a $51 per thousand board foot tariff. Shipments in excess of these specified volume quotas are subject to a $102 per thousand board foot tariff. March 31, 1997, represented the end of the first fiscal year lumber quota period related to this agreement and the Company shipped volumes in excess of its specified quotas during the period. In June 1997, the Company was informed of its fiscal year 1997/1998 quota volumes which applied retroactively to April 1. The Company's updated tariff-free volume allocation for the current fiscal year represents an 11.4 million board foot reduction from the 1996/1997 fiscal year allocations. Partially offsetting this tariff-free allocation reduction was a
2.6 million board foot increase in the Company's volume allocation subject to the lower $51 per thousand board foot tariff. The Company believes its volume allocations were determined consistently with other British Columbia lumber producers. During 1997, the Company expensed tariff charges of about $1.9 million related to shipments from the Company's Canadian sawmills into the U.S. Because of weakened lumber markets in the last half of 1997, coupled with the implications of this tariff agreement, the Company took a two-week shutdown at its Midway, British Columbia sawmill in October 1997 and also extended holiday downtime at all of its Canadian sawmills in December 1997. The Company will continually evaluate the need for temporary shutdowns at its Canadian sawmills in the future taking into consideration the dynamics of the lumber markets and the impact of the tariff agreement.

        During 1994, the provincial government of British Columbia's Commission of Resources and Environment (CORE) began reviewing the future use of the forest resources in the province. This review was completed in 1996, and in 1997, the related Kootenay Boundary Land Use Plan was approved. This land use plan set aside several areas for new parks. Although no assurances can be given, management believes that in the near term, timber supplies for the Company's Canadian sawmills should be stable. The Company is improving its reforestation practices and developing strategies to sustain and enhance timber supplies in the long-term in order to mitigate the adverse effects on timber supplies of the land being set aside.

        The British Columbia government has also implemented its Forest Practices Code (Code). This Code sets strict standards for logging activities and reforestation responsibilities. Requirements under this Code have been phased in beginning in 1996 with full implementation to be in place during 1998. Due to the additional logging and reforestation requirements of this Code, the Company's logging costs increased in 1996 and 1997 and will likely increase further during 1998. The Code could also ultimately have a long-term unfavorable impact on the Company's timber harvest volumes.

PULP PRODUCTS

        The Company's market pulp business represented 25 percent of 1997 revenues. During 1997, the business incurred a loss of $2.6 million, an improvement of $8.2 million over the $10.8 million loss incurred in 1996. During 1995, following four years of operating losses, the pulp business generated an operating profit of $24.2 million.

        Pulp revenues of $81.6 million in 1997 compared to sales of $82.1 million in 1996 and 1995 sales of $151.8 million. The flat pulp revenues from 1996 to 1997 reflected higher sales volumes which offset lower pulp pricing. The dramatic 46 percent sales reduction from 1995 to 1996 resulted from significantly lower pulp prices and decreased brokered wood chip sales caused by lower chip prices.

        Pulp pricing reflected weak pulp markets in 1996 and 1997. Following several years of poor pulp markets, pulp pricing improved in 1994 and continued moving upward until it peaked in the 1995 fourth quarter. In late 1995 and early 1996, pulp pricing rapidly declined and prices have remained relatively poor throughout the second half of 1996 and all of 1997. Prices in 1996 averaged 35 percent lower than those realized in 1995 and prices averaged 7 percent lower in 1997 than 1996 prices. During 1997, the Company sold approximately 50 percent of its pulp production into domestic and foreign markets at pricing based on market prices for various grades of pulp. The remaining 50 percent was sold to the Grays Harbor Paper Company (Grays Harbor), with pricing tied to a formula based on white paper prices. During 1995 and 1996, about 60 percent of the Company's pulp was sold to Grays Harbor. At the beginning of 1995, the Company's Grays Harbor pulp pricing was below that of market pulp as white paper prices did not increase as rapidly as market pulp during the 1994/1995 period. These white paper prices increased during 1995 so that by the fourth quarter of 1995 the pricing obtained for pulp sold under this pricing arrangement was higher than comparable market pulp prices. In 1996, pulp pricing under the Grays Harbor contract fell, but not as rapidly as the declines in market pulp. Market and Grays Harbor pulp pricing was fairly comparable during 1997. In late 1997, the Company and Grays Harbor modified their pulp sales supply contract. The modified contract, which became effective January 1, 1998, changes the pulp pricing formula so that pulp prices are based on Southern mixed (U.S.) bleached hardwood kraft prices rather than white paper prices. Given the current pulp market weakness, the Company expects the new Grays Harbor pricing formula will result in lower Grays Harbor pulp sales prices in early 1998, but the Company expects that over the longer-term, pulp pricing under the new formula will be comparable to that under the previous pricing formula.

        The Company's pulp shipments of 180,000 metric tons in 1997 were 12 percent higher than 1996 shipments of 161,000 metric tons and compared to 1995 shipments of 174,000 metric tons. In 1995, the Halsey pulp mill operated at essentially full capacity except for a one-week shutdown at the end of the year to align production with demand. During 1996, the pulp mill operated at 90 percent of capacity due to a two-week market induced shutdown in the first quarter and a brief shutdown in the third quarter caused by an equipment failure. The Halsey mill operated at near capacity levels throughout 1997.

        Over the past several years, environmental restrictions on timber harvests in the Pacific Northwest have resulted in reduced chip availability. During 1995, this supply restriction, combined with the strong pulp market, resulted in record-high residual chip prices. At the end of 1995, and continuing in 1996 and 1997, reduced demand for chips resulting from the weakened pulp market caused chip prices to fall significantly. Overall, chip costs were about 40 percent lower in 1997 than 1996 following a 35 percent reduction in chip costs from 1995 to 1996. In order to maintain an adequate supply of wood fiber to the mill, the Company began in 1994 to use sawdust as a raw material for a portion of its pulp production. During 1997, 59 percent of pulp production came from sawdust. Sawdust has historically been in greater supply and less expensive than the wood chips normally used as the primary raw material for the pulp mill. Sawdust costs were 35 percent lower in 1997 than 1996 and costs in 1996 were down 5 percent from 1995.

DISCONTINUED OPERATIONS

        On January 22, 1998, the Company entered into a definitive agreement to sell the assets of its tissue business to Plainwell for cash consideration of $121 million and the assumption by Plainwell of tissue business liabilities. The liabilities assumed by Plainwell include the $18.8 million City of Eau Claire note payable and the business's $1.7 million post-retirement benefit obligation. This sale closed on March 6, 1998. The amount of cash received is subject to post-closing adjustments, if any. The Company anticipates recognizing a gain of approximately $2 per share on the sale of these discontinued tissue operations.

        After incurring a record loss in 1995, the Company's tissue business generated profits the past two years. The large loss in 1995 was primarily the result of a seven-month labor strike at the Company's Ransom tissue mill, and to a lesser extent, high wastepaper costs. As industry over capacity conditions created in the late 1980's and early 1990's stabilized in 1995, combined with the impact of high 1995 industry-wide raw material costs, tissue pricing began to improve. Tissue pricing peaked at the end of 1995 and has slowly fallen since. Average tissue prices in 1996 were 11 percent better than 1995; however, 1997 average prices were 5 percent lower than 1996. Tissue shipments of 97,000 tons in 1997 compared to 90,000 tons in 1996 and 1995 shipments of 81,000. The volume increases over the past two years were due mainly to the impact of the 1995 Ransom labor strike. The primary raw material component for the Company's tissue is wastepaper, for which pricing generally follows world pulp market trends. With the combination of strong 1995 pulp markets and shortages of certain wastepaper grades, wastepaper pricing was pushed to record levels in 1995. By the end of 1995, wastepaper prices began to decline consistent with world pulp markets. This late 1995 price decline accelerated through the first half of 1996 when prices then leveled. The Company's 1996 wastepaper costs were about half those incurred in 1995, and 1997 average prices were essentially unchanged from 1996, although prices in the second half of 1997 were higher than the first half. The 1995 Ransom labor strike also had a significant impact on operating efficiencies. During the strike year, costs were very high due to inefficiencies caused by production disruption. During 1996, particularly early in the year, efficiencies improved, but were not fully implemented due to operational start-up challenges. During 1997, the mill reflected the benefit of full production, as well as labor efficiencies, resulting from the employee benefit reductions and work rule changes negotiated into the new Ransom labor contract. In mid 1997, the Company successfully completed labor negotiations at the Eau Claire tissue facilities which also resulted in improved operating efficiencies during the last half of 1997. The Company's tissue business operating results for 1997, 1996 and 1995 are reflected in the Consolidated Statements of Income as income (loss) from discontinued tissue operations.

        In December 1995, the Company entered into a definitive agreement to sell its disposable diaper business to Paragon. The sale was completed on February 8, 1996. Results of the disposable diaper operations for 1995 are reflected in the Consolidated Statements of Income as loss from discontinued diaper operations. In 1996, the Company reported an after-tax gain on the disposal of the discontinued disposable diaper business of $3.1 million, or $.23 per share.

        See Note 9 of Notes to Consolidated Financial Statements for further discussion of the discontinued tissue and disposable diaper businesses.

OTHER MATTERS

ENVIRONMENTAL

        Pope & Talbot, as well as its competitors, is subject to extensive regulation by various federal, state, provincial and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

        In November 1997, the Environmental Protection Agency (EPA) published regulations establishing standards and limitations for non-combustion sources under the Clean Air Act and revised regulations under the Clean Water Act. These regulations are collectively referred to as the "cluster rules" and have been the subject of extensive discussions between the pulp and paper industry and the EPA. The Company's primary exposure to these regulations relates to the Company's Halsey pulp mill and, to a lesser degree, the Company's two tissue mills. Anticipated compliance capital requirements at Halsey are estimated at $30 to $35 million with compliance required by the end of 2000.

        In 1992, the Company was contacted by the local governmental owner of a vacant industrial site in Oregon on which the Company previously conducted business. The owner informed the Company that the site has been identified as one containing creosote and coal tar, and that it plans to undertake a voluntary cleanup effort of the site. The owner has requested that the Company participate in the cost of the cleanup. The Company is currently participating in the investigation stage of this site with remediation and monitoring to occur over several years, likely beginning in late 1999 or 2000. Based on preliminary findings, the Company has estimated the likely cost of remediation and monitoring to be in the range of $5 to $12 million. The ultimate cost to the Company for site remediation and monitoring cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative cleanup methods, the cleanup time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine the Company's share of multi-party obligations or the extent to which contributions will be available from other parties. The Company has established reserves for environmental remediation and monitoring related to this site in an amount it believes is probable and reasonably estimated. The Company has not assumed it will bear the entire cost of remediation to the exclusion of other known potentially responsible parties (PRPs) who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account based generally on the parties' financial condition and probable contribution. Anticipated recoveries from insurance carriers have been recorded at such time as their receipt is deemed probable and amounts are reasonably estimated.

NET DEFERRED TAX ASSET

        The net deferred tax asset at December 31, 1997, totaled $30.1 million. The temporary differences that give rise to deferred income taxes are shown in
Note 8 to the Consolidated Financial Statements. The primary deferred tax asset relates to net operating loss carryforwards for U.S. federal tax purposes. At December 31, 1997, the Company had available $86.8 million of such U.S. federal tax loss carryforwards related to U.S. federal tax losses in 1994, 1995, 1996 and 1997. Of these U.S. federal tax carryforwards, $30.2 million expire in 2009, $48.9 million expire in 2010, $1.1 million expire in 2011 and $6.6 million expire in 2012. In order to utilize the U.S. net operating loss carryforwards, the Company will have to generate $86.8 million of U.S. taxable income from 1998 through 2012, or an average of about $5.8 million per year. As of December 31, 1997, the Company also has Alternative Minimum Tax (AMT) carryforwards of $1.1 million to be applied against regular tax. The AMT credits can be carried forward indefinitely.

        Management believes that the Company will have sufficient future U.S. taxable income to make it more likely than not that the U.S. net operating loss deferred tax asset will be realized. In making this assessment, management considered the net U.S. tax losses generated in 1994 and 1995 as aberrations. The negative results in 1994 and 1995 included significant losses at the Port Gamble sawmill, which was permanently closed in 1995, and the discontinued disposable diaper business which incurred a large loss in 1995. Also, in the Company's discontinued tissue business, poor industry pricing through 1994, record high wastepaper costs during 1995 and a seven-month labor strike at the Company's Ransom tissue mill combined to result in large tissue losses during the 1994 and 1995 periods. During 1996 and 1997, the U.S. taxable losses incurred related to the losses suffered in the Company's pulp operations caused by a world-wide pulp market slump.

        Additionally, the Company will recognize a significant U.S. taxable gain resulting from the sale of the discontinued tissue business in the first quarter of 1998. There are also certain tax planning strategies that could be employed to utilize a net operating loss carryforward that would otherwise expire if income generated by ordinary and recurring operations were not sufficient. Some of the strategies that would be most feasible are sale and leaseback of facilities and change in the method of tax depreciation.

YEAR 2000 COMPLIANCE

        Pope & Talbot, like all other companies using computers and microprocessors, is faced with the task of addressing the Year 2000 problem over the next two years. The Year 2000 issue exists because many computer systems and applications currently use two-digit fields to designate a year. This can lead to incorrect results when computer software performs arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company has embarked on a comprehensive approach to identify where this problem may occur in its information technology, manufacturing and facilities systems. The Company plans to modify or replace its affected systems in a manner that will minimize any detrimental effects on operations. While it is not currently possible to quantify the overall cost of this required work, the Company presently believes that the ultimate costs resulting from these efforts will not have a material effect on the Company's financial condition, liquidity or results of operations.

OTHER CONTINGENCIES

        On December 31, 1997, the Company filed a claim in the United States District Court for the Western District of Washington in Seattle against the Procter & Gamble Company (P&G) alleging anti-trust violations and seeking a declaration of non-infringement and invalidity of certain P&G disposable baby diaper patents. This claim was filed in response to assertions made by P&G to the Company that certain disposable diaper products produced by the Company's discontinued disposable diaper operations infringed two of P&G's inner-leg gather patents. P&G has indicated it believes the Company is obligated to it with respect to the sale of diapers which allegedly used the patents. The Company has asserted in its legal action that it did not infringe any valid claims of the P&G patents and also that P&G and another diaper supplier have taken actions to prevent fair competition among sellers of disposable diapers. In an infringement action against Paragon based on the same diaper patents, P&G received a favorable judgement in the State of Delaware in December 1997. Early in 1998, Paragon appealed the Court's decision. If P&G proceeds against the Company with legal action related to its patent infringement assertions and is substantially successful in such action, the outcome could have a material adverse effect on the Company's results of operations, liquidity and financial position. The Company intends to vigorously assert its position.

        In December 1996, the Internal Revenue Service (IRS) proposed certain adjustments pertaining to transactions between the Company and its wholly-owned Canadian subsidiary, resulting in the assertion that additional taxes of approximately $7 million were due for the tax years 1993 and 1994. The Company believes it has substantial defenses against this claim and plans to vigorously defend its position. Although the final outcome of this matter cannot be predicted, the Company presently believes that the results of this claim will not have a material effect on the Company's financial position or liquidity; however, in any given reporting period, this matter could have a material adverse effect on results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

        Statements in this report or in other Company communications, such as press releases, may relate to future events or the Company's future performance and such statements are forward-looking statements. Such forward-looking statements are based on present information the Company has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to an inherent risk that actual results may differ materially from such forward-looking statements. Factors that may result in such variances include, but are not limited to, changes in commodity prices, interest rates and other economic conditions, actions by competitors, changing weather conditions and natural phenomena, actions by government authorities, uncertainties associated with legal proceedings, technological developments, future decisions by management in response to changing conditions and misjudgments in the course of preparing forward-looking statements. Such factors are discussed in this Company Annual Report included in its Form 10-K as well as in Company Reports filed on Form 10-Q.

QUARTERLY FINANCIAL INFORMATION

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, the income tax provision (benefit) is estimated using the best available information for projected results for the entire year.


                                                                      Quarter
                                                   -------------------------------------------
(Thousands except per share)                         First      Second      Third     Fourth      Year
                                                   ---------   ---------  ---------  ---------  ---------
1997
Revenues                                           $  84,092   $  88,337  $  80,683  $  76,787  $ 329,899
Gross profit                                           6,079      10,128      8,025      5,347     29,579
Income from continuing
  operations                                             243       2,342      1,425        422      4,432
Income from discontinued
  tissue operations                                    1,135       1,639      1,935        879      5,588
                                                   ---------   ---------  ---------  ---------  ---------
Net income                                         $   1,378   $   3,981  $   3,360  $   1,301  $  10,020
                                                   =========   =========  =========  =========  =========

Basic and diluted income per common share:
   Income from continuing
     operations                                    $     .02   $     .18  $     .11  $     .03  $     .33
   Income from discontinued
     tissue operations                                   .08         .12        .14        .07        .42
                                                   ---------   ---------  ---------  ---------  ---------
      Net income                                   $     .10   $     .30  $     .25  $     .10  $     .75
                                                   =========   =========  =========  =========  =========

1996
Revenues                                           $  78,642   $  76,986  $  77,290  $  80,927  $ 313,845
Gross profit                                           1,598       4,825      6,895      4,994     18,312
Income (loss) from continuing
  operations                                          (2,432)        187        730        186     (1,329)
Income (loss) from discontinued
  tissue operations                                     (333)        475        407      1,579      2,128
Gain on disposal of discontinued
  diaper operations                                    3,110          --         --         --      3,110
                                                   ---------   ---------  ---------  ---------  ---------
Net income                                         $     345   $     662  $   1,137  $   1,765  $   3,909
                                                   =========   =========  =========  =========  =========

Basic and diluted income (loss) per common share:
   Income (loss) from
     continuing operations                         $    (.18)  $     .01  $     .05  $     .01  $    (.10)
   Income from discontinued
     operations                                          .21         .04        .03        .12        .39
                                                   ---------   ---------  ---------  ---------  ---------
      Net income                                   $     .03   $     .05  $     .08  $     .13  $     .29
                                                   =========   =========  =========  =========  =========


                                      -32-