Form 10-K, Exhibit 13
period 1998-12-31
POPE & TALBOT INC /DE/
filed 1999-03-24
CIK 311871

8
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Pope & Talbot, Inc. and Subsidiaries


Overview

Poor commodity prices in pulp and lumber markets and increased leverage in pulp combined to depress earnings for Pope & Talbot in 1998. The Company's continuing operations lost $23.5 million, or $1.74 per share. This compares with income from continuing operations of $4.4 million, or $.33 per share, in 1997 and a loss from continuing operations of $1.3 million, or $.10 per share, in 1996. Lumber prices have declined steadily since April of 1997 and the Random Length Composite Index for lumber settled at a low level of approximately $280 per thousand board feet for most of 1998. Meanwhile, the world pulp markets dramatically weakened at the end of 1995 and prices have remained depressed during 1998 at levels ranging from $460 to $575 per metric ton for northern bleached softwood kraft (NBSK) pulp. The Company purchased a majority ownership interest in Harmac Pacific Inc. (Harmac) in February 1998. Harmac's mill in Nanaimo, BC, produces high quality NBSK pulp and is a market leader in the production of pulp for specialty applications. Pope & Talbot's 1998 earnings include its share of Harmac's results from the date of acquisition.

     Total 1998 net income was $.3 million, or $.03 per share, compared with $10.0 million, or $.75 per share in 1997 and $3.9 million, or $.29 per share, in 1996. The results for each of these years included the impact of discontinued operations, and in 1998, net income also included the impact of an accounting change. These transactions are discussed below.

     In the first quarter of 1998, the Company sold its tissue business for a gain of $26.8 million, net of tax. In the accompanying financial statements, the earnings from the tissue business were reported as discontinued operations, net of tax, in each of the last three years. The Company sold its disposable diaper business in 1996, and reported a $3.1 million gain on sale, net of tax. Settlement of diaper business legal issues outstanding and recognition of costs associated with former diaper business facilities were recorded in the fourth quarter of 1998 for a loss of $4.0 million, net of tax. Earnings per share related to discontinued operations were $1.71, $.42 and $.39 in 1998, 1997 and 1996, respectively.

Revenues in 1998 grew to $420.8 million (including Harmac's revenues of $140.3 million) from $329.9 million in 1997 and $313.8 million in 1996. Excluding the impact of Harmac, 1998 revenues would have been lower than 1997 and 1996, due primarily to the low commodity prices in lumber and pulp. Lumber volume sold has increased year over year since 1996. In addition to lower prices, U.S. pulp operations experienced a 12 percent decrease in volume sold in 1998 compared with 1997 as the result of market-related downtime.

     Cost of sales were $429.1 million, $300.3 million and $295.5 million in 1998, 1997 and 1996, respectively. Included in 1998 was $140.4 million of Harmac pulp operations costs. For additional details regarding cost of sales, see the Wood Products and Pulp Products sections following this overview.

     Selling, general and administrative expenses were $24.1 million in 1998, compared with $14.8 million in 1997 and $15.1 million in 1996. Costs in 1998 increased $9.3 million over 1997 primarily due to the inclusion of Harmac in 1998 results without any corresponding amounts in 1997.

Results of Operations

Wood Products

The Company's Wood Products business comprised 52 percent of 1998 consolidated revenues and generated an operating profit before corporate expenses, interest and income taxes of $1.3 million. Results for 1998 compared to 1997 and 1996 operating profits of $24.9 million and $22.9 million, respectively.

     Wood Products revenues were $216.9 million in 1998 compared with $248.3 million and $231.7 million in 1997 and 1996, respectively. The $31.4 million decrease in 1998 was due primarily to a 21 percent decline in average lumber prices. The 1997 revenue increase relative to 1996 reflected higher lumber volumes and prices.

     U.S. lumber consumption was at record levels in 1998 with low interest rates, record housing starts of 1.62 million (the highest in 11 years) and a strong U.S. economy. Lumber shipments of 573 million board feet in 1998 were up 5 percent from 1997 and 7 percent from 1996 in response to strong North American demand. The Asian financial crisis, especially the collapse of the Japanese economy, decreased

                                                                               9
--------------------------------------------------------------------------------

exports of U.S. lumber and logs and increased imports from other countries of these products. As a result, the price of lumber dropped significantly. The Random Lengths Composite Price Index for lumber was down 16 percent in 1998, the lowest level since 1995. During 1997, average lumber prices improved 10 percent over 1996 levels, reflecting continued strength in the lumber markets. U.S. housing starts in 1997 were 1.48 million compared with 1.47 million in 1996. Lumber prices during 1997 peaked in the second quarter, and prices realized in December 1997 were nearly 20 percent below that second quarter peak.

     Wood products cost of sales for 1998 totaled $211.8 million, compared with $219.1 million in 1997 and $204.8 million in 1996. The $7.3 million decrease in cost of sales in 1998 was primarily due to reductions in the cost of logs. Average 1998 log costs dropped 11 percent in the Canadian sawmills and 5 percent in the U.S. sawmills. British Columbia stumpage fees, which are indexed (with a three-month lag) to lumber prices, were reduced in the third quarter of 1998 in response to declining lumber prices. Lumber production per man-hour and lumber recovery from logs increased in 1998 as the result of several well-targeted capital expenditures.

     Approximately 75 percent of the Company's current lumber capacity is located in British Columbia, Canada. Most of the timber supply for the Canadian mills is under long-term harvesting licenses with the Provincial Government and the balance is purchased. During 1996, U.S. and Canadian trade negotiators reached an agreement establishing volume quotas on Canadian softwood lumber shipments to the U.S. Based on this agreement, Canadian lumber producers are assigned quotas of lumber volumes which may be shipped to the U.S. tariff-free. Incremental volumes are subject to a two-tier tariff of $52 per thousand board feet and $104 per thousand board feet. The first annual period subject to quotas and tariffs ended March 31, 1997. The Company's tariff-free volume was reduced by 11.4 million board feet from the 1996/1997 fiscal year to the 1997/1998 fiscal year, and then by another 11.6 million board feet for the 1998/1999 fiscal year. As a partial offset, the Company received increases in its allocation of the lower $52 per thousand board foot tariff from the 1996/1997 fiscal year to the 1998/1999 fiscal year. During 1998 and 1997, the Company expensed tariff charges of approximately $2.9 million and $1.9 million, respectively, related to shipments from the Company's Canadian sawmills into the U.S. Because of declining lumber prices in 1998 and the last half of 1997, coupled with the implications of this tariff agreement, the Company was forced to take several shutdowns during 1998 and 1997. The Company continually evaluates the need for temporary shutdowns in balancing the economics of sales prices, production costs and tariffs.

     The Provincial Government of British Columbia's Commission of Resources and Environment issued the Kootenay Boundary Land Use Plan in 1997. This land use plan set aside several new wilderness areas. Although no assurances can be given, management believes that in the near term, timber supplies for the Company's Canadian sawmills should be relatively stable. The Company has improved its reforestation practices to sustain and enhance timber supplies in the long term to mitigate the adverse effects of forest restrictions.

Pulp Products

In line with the Company's strategy of narrowing its business focus to pulp and lumber, the Company increased its presence in the NBSK pulp market with the acquisition of a controlling interest in Harmac in February 1998. The Company's proportion of revenues in 1998 from pulp products increased to 48 percent of total revenues from 25 percent in 1997. The Company is now the world's ninth largest producer of NBSK pulp with approximately 460,000 metric tons of capacity. The Company also has 100,000 metric tons of short-fiber (sawdust) pulp producing capacity. In 1998, revenues from the Company's two pulp mills totaled $203.8 million, compared with $81.6 million in 1997 and $82.1 million in 1996. Largely as the result of depressed prices and demand, the Company's pulp operations incurred operating losses before corporate expenses, interest and income taxes of $21.2 million in 1998, compared with operating losses of $2.7 million in 1997 and $10.8 million in 1996.

     Pulp pricing has reflected weak pulp markets since the end of 1995. The European benchmark price for NBSK pulp averaged $462 per metric ton in the fourth quarter of 1998 compared with $598 per metric ton in the fourth quarter of 1997, a decline of 23 percent. The benchmark price of NBSK pulp per metric ton averaged $589 in 1996, $565 in 1997 and $516 in 1998.

     Pulp revenues for the Company's Halsey, Oregon mill in 1998 were $63.5 million compared with $81.6 million in 1997 and $82.1 million in 1996. Average 1998 prices realized at Halsey decreased 8 percent from 1997 prices. In addition, sales volume in 1998 decreased 12 percent from 1997 volumes.

10
--------------------------------------------------------------------------------

During 1998, all of Halsey's pulp sales were priced on the basis of market prices for various grades of pulp, including the 40 percent sold to Grays Harbor Paper Company (Grays Harbor). During 1997 and 1996, about 50 percent and 60 percent, respectively, of Halsey's pulp was sold to Grays Harbor with pricing indexed to the price of white paper. In 1998, the contract was modified to provide for pricing based on southern mixed(U.S.) bleached hardwood kraft prices.

     The Halsey mill produces pulp from two fiber sources, wood chips and sawdust. Wood chip prices fell sharply from a peak in early 1996 as pulp markets fell. While still at relatively low prices compared with historical levels, average wood chip prices at Halsey increased 49 percent per metric ton in 1998 compared with 1997, and average sawdust prices increased 22 percent per metric ton. Sawdust has historically been in greater supply and less expensive than wood chips, which are normally used as the primary raw material for pulp mills. As a result of rising wood chip prices in 1998, Halsey shifted its mix of production in favor of the lower cost fiber source. Halsey's 1998 sales mix was 62 percent sawdust pulp and 38 percent wood chip pulp compared with 59 percent sawdust and 41 percent wood chip pulp in 1997.

     Halsey shipped 158,000 metric tons of pulp in 1998, compared with 180,000 metric tons in 1997 and 161,000 metric tons in 1996. Production was reduced in 1998 to balance inventory levels. Production levels in 1996 were below 1997 levels due to soft markets and equipment failure.

     Harmac revenues included in the Company's 1998 results totaled $140.3 million on shipments of 335,000 metric tons. Approximately 50 percent of sales were to Europe, 29 percent to Japan and other Pacific Rim countries and 19 percent to North America.

     Harmac has a long-term fiber supply agreement with MacMillan Bloedel Limited that provides for at least 80 percent of its fiber requirements through 2019. Fiber is purchased at market or at prices determined under a formula intended to reflect fair market value of the fiber and which takes into account the net sales value of pulp sold by Harmac.

     To lower break-even levels, Harmac has focused on reducing operating costs. At the end of the first quarter of 1998, Harmac initiated the first phase of a comprehensive restructuring plan by announcing the closures of its on-site log chipping mill and the Vancouver, BC corporate administrative and marketing office. In the fourth quarter of 1998, Harmac announced a second phase of hourly and salaried staff reductions at the mill. A new labor contract ratified in January 1999 provides for future improved work practice flexibility, which is expected to reduce labor costs at the mill. Also in 1998, Harmac completed its three-year project to modernize the fiber handling system. As a result of these initiatives and other actions, Harmac lowered its manufacturing cost by $26 per metric ton from 1997 to 1998.

     The selling and administrative functions of Harmac and Pope & Talbot were combined during the fourth quarter of 1998 in the Company's corporate office in Portland, Oregon, with significant cost reductions expected to be achieved. The combined marketing function now sells a broad range of pulp and is able to pursue larger pulp customers and negotiate better transportation prices.

     To bring the accounting methods of the Company's pulp mills into conformity, the Company changed the method of depreciating its U.S. pulp production assets from straight-line to units-of-production in 1998. The Company believes this method, common within the industry, more appropriately matches production costs with pulp sales revenues. The impact to the 1998 loss from continuing operations was a reduction of depreciation expense before tax of $.8 million. The cumulative effect of this accounting change on years prior to 1998 was income of $.7 million, net of tax, or $.06 per share.

Discontinued Operations

In January 1998, the Company sold the assets of its tissue business for cash consideration of $120.5 million and the assumption by the purchaser of certain liabilities. The liabilities assumed include the $18.8 million City of Eau Claire note payable and the business's $7.1 million post-retirement benefit obligation. The sale closed on March 6, 1998 and the Company recognized a gain of $26.8 million, net of tax. Income per share from the discontinued operations and sale of the tissue business in 1998 was $2.01. The Company's tissue business operating results for the periods prior to the sale are reflected in the Consolidated Statements of Income as income from discontinued tissue operations.

     The Company sold its disposable diaper business in February 1996 and reported an after-tax gain on the sale of $3.1 million, or $.23 per share. In 1998, the Company settled legal issues related to the diaper business and recognized certain costs related to facilities formerly used in diaper production. These costs were $4.0 million, net of tax, or $.30 per share.

                                                                              11
--------------------------------------------------------------------------------

See Note 10 of Notes to Consolidated Financial Statements for further discussion of the discontinued tissue and disposable diaper businesses.

Liquidity and Capital Resources

The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. In 1998, operations used cash of $6.1 million. Operating activities provided cash of $25.0 million in 1997 and $11.4 million in 1996. Income from continuing operations, adjusted to add back noncash charges for depreciation and amortization, for 1998 was $6.5 million, compared with $34.5 million in 1997 and $30.1 million in 1996. Changes in current and deferred income taxes in 1998 of $6.2 million were due primarily to the utilization of deferred tax assets related to net operating loss carryforwards in connection with the gain on sale of the tissue business. Cash flows from reductions of inventories in 1998 of $16.9 million related primarily to active management of Wood Products log and lumber inventories.

     During the first quarter of 1998, the Company completed the acquisition of a 53 percent interest in Harmac for cash. The first quarter 1998 investment in Harmac was $35.8 million, net of cash acquired of $19.6 million, and included common stock purchases and acquisition costs. The payment for Harmac shares in the first quarter of 1998 was made from existing cash and cash equivalent balances and borrowings of approximately $20 million under the Company's revolving credit agreement. From the sale of the tissue business, the Company received $120.5 million in cash and the purchaser assumed certain tissue business liabilities. The Company used the cash received primarily to pay off short-term debt obligations related to the Harmac acquisition and to purchase short-term investments. In December 1998, the Company acquired an additional 1.2 million shares of Harmac stock for $2.5 million, increasing its majority ownership to 60.2 percent.

     The Company has historically paid dividends based on a percentage of equity. Dividends paid totaled $10.2 million for the years 1998, 1997 and 1996, and reflected a dividend rate of $.76 per share on an annual basis. The Board of Directors declared a regular quarterly dividend of $.19 per share payable on February 19, 1999. However, at the February 4, 1999 meeting, the Board of Directors determined that the dividend payable on May 14, 1999 will be paid at the rate of $.11 per share. The reduction was made to preserve the Company's net worth and to conserve cash balances.

     The current ratio at December 31, 1998 was 2.2 to 1 and the Company's long-term debt to total capitalization ratio was 41.1 percent. Including the $18.8 million City of Eau Claire note payable, the Company's year-end 1997 total long-term debt to total capitalization ratio was 37.5 percent. The current ratio at December 31, 1997 was 2.5 to 1. Included in the Company's current assets at December 31, 1997, were the discontinued tissue operations net assets held for sale totaling $67.9 million.

     Capital spending in 1998 was $27.6 million compared with $13.1 million in 1997 and $7.2 million in 1996. Harmac's 1998 capital expenditures totaled $8.1 million, of which $6.6 million related to installation of a barge unloading facility, the final phase of a three-year, $32 million project to modernize the fiber handling system. The Wood Products division spent approximately $9 million in 1998 for a waste wood burning energy system at the Castlegar sawmill.

     As discussed further in the Environmental Matters section of this Management's Discussion and Analysis below, the Company estimates it will have to spend approximately $35 million on capital projects at its Halsey pulp mill by the end of the first quarter of 2001 to comply with the Cluster Rules. Approximately $1.5 million of costs related to these rules have been incurred through December 31, 1998. Other anticipated capital projects in 1999 will be primarily to sustain existing operations with a limited number of relatively small, high-return projects. Projected 1999 capital spending, which will likely be significantly lower than 1998, will be funded with internally generated cash and supplemented, if necessary, with borrowings on the Company's lines of credit.

     At December 31, 1998, the Company had available $75 million under a revolving credit agreement scheduled to expire in April 1999. In the first quarter of 1999, this agreement was replaced with a $25 million revolving credit agreement with a domestic bank and a $25 million revolving credit agreement with a Canadian bank. At December 31, 1998, Harmac had $35 million Canadian (approximately $22.7 million U.S.) of borrowing capacity under a $40 million Canadian (approximately $26 million U.S.) 364-day revolving credit and term loan facility.

12
--------------------------------------------------------------------------------

Other Matters

Environmental

The Company, as well as its competitors, is subject to regulation by various federal, state, provincial and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations. Compliance with all operating and environmental permits is a priority for the Company.

     In April 1998, the Environmental Protection Agency (EPA) published regulations establishing standards and limitations for noncombustion sources under the Clean Air Act and revised regulations under the Clean Water Act. These regulations are collectively referred to as the "Cluster Rules" and have been the subject of extensive discussions between the pulp and paper industry and the EPA. To meet the requirements, it is estimated that $35 million in capital expenditures will be required by the first quarter of 2001 to bring the Company's Halsey, Oregon pulp mill into compliance.

     In 1992, the Company was contacted by the local governmental owner of a vacant industrial site in Oregon on which the Company previously conducted business. The owner informed the Company that the site is contaminated by creosote and, to a lesser extent, hydrocarbons, and that the owner planned to undertake a voluntary cleanup of the site. The owner has requested that the Company participate in the cost of the clean-up. The Company is currently participating in the investigation stage of this site with remediation and monitoring to occur over several years, likely beginning in 2001. Based on preliminary findings, the Company has estimated the likely cost of remediation and monitoring to be in the range of $15 million to $20 million. The Company has established reserves for environmental remediation and monitoring related to this site in an amount it believes is probable and reasonably estimated. The Company has not assumed it will bear the entire cost of remediation to the exclusion of the other known potentially responsible party (PRP) who may be jointly and severally liable. The ability of the other PRP to participate has been taken into account based generally on the PRP's financial condition and probable contribution.

     The ultimate cost to the Company for site remediation and monitoring cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative clean-up methods, the clean-up time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine the Company's share of multi-party obligations or the extent to which contributions will be available from the other PRP. Anticipated recoveries from insurance carriers have been recorded at such time as their receipt is deemed probable and amounts are reasonably estimated.

     In 1998, the Washington Department of Ecology (WDOE) requested the Company undertake an assessment to determine whether and to what extent its former mill site at Port Gamble, Washington may be contaminated. The Company is performing the investigation and expects that it will be completed in 1999. In addition, WDOE and the EPA have requested the Company to perform an investigation of sediments in the adjacent bay to determine the extent of wood waste or hazardous substances present in the near shore zone adjacent to the former mill. This investigation also should be completed in 1999. Depending on the outcome of these investigations, the Company may face additional claims or demands for further action.

Net Deferred Tax Asset

The net deferred tax asset at December 31, 1998 was $21.2 million. The temporary differences that gave rise to deferred taxes are shown in Note 9 of Notes to Consolidated Financial Statements. The primary deferred tax asset related to net operating loss carryforwards. At December 31, 1998, the Company had available $48.6 million of U.S. federal tax loss carryforwards expiring as follows: 2010 - $41.0 million; 2011 - $1.1 million; and 2012 - $6.5 million. The Company had available $30.5 million of Canadian tax loss carryforwards related to Harmac, expiring as follows: 2000 - $2.1 million; 2002 - $19.9 million; 2003 - $5.7 million; 2004 - $1.1 million; and 2005 - $1.7 million. As of December 31, 1998, the Company also had Alternative Minimum Tax carry-forwards of $1.4 million that may be carried forward indefinitely. Management believes that the Company will have sufficientfuture U.S. and Canadian taxable income to make it more likely than not that the net operating loss deferred tax asset will be realized. In making this assessment, management has considered the cyclical nature of the business, the

                                                                              13
--------------------------------------------------------------------------------

relatively long expiration period of net operating losses and the ability to utilize certain tax planning strategies if a net operating loss were to otherwise expire. Some of the strategies that would be most feasible are the sale and leaseback of facilities and changing the method of tax depreciation. In addition, for Canadian net operating losses, deferral in utilization of capital cost allowance deductions may be employed in order to utilize net operating losses.

Other Contingencies

The Internal Revenue Service has assessed the Company additional tax of approximately $5.3 million pertaining to transactions between the Company and its wholly-owned Canadian subsidiary during its 1993 tax year. The Company, which has filed a petition with the U.S. Tax Court, believes it has substantial defenses against this claim and plans to vigorously defend its position. Although the final outcome of this matter cannot be predicted, the Company presently believes that the results of this claim will not have a material effect on the Company's financial position or liquidity; however, in any given reporting period, this matter could have a material effect on results of operations.

Year 2000 Compliance

Pope & Talbot, like all other companies using computers and microprocessors, is faced with the task of addressing the Year 2000 problem. The Year 2000 issue exists because many computer systems and applications currently use two-digit fields to designate a year. This can lead to incorrect results when computer software performs arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company has embarked on a comprehensive approach to identify where this problem may occur in its information technology and manufacturing systems, and to evaluate the Year 2000 readiness of certain third parties, such as suppliers and customers. The direct costs of projects solely intended to correct the Company's Year 2000 problems are currently estimated at $3.4 million, of which $2 million has been spent as of December 31, 1998. Most of these expenditures relate to replacement of systems and applications and will be capitalized.

     The Company completed an inventory of its core financial reporting processes and other information technology systems in 1997 and expects to have the necessary revisions to these systems and processes completed by mid-1999. The Company has also completed an inventory of the process control systems and embedded microprocessors used in its manufacturing operations and determined that only a small percentage of such systems and microprocessors could be subject to Year 2000 problems. The Company expects to have these affected manufacturing systems replaced or corrected and complete testing and verification of such systems during 1999. The Company presently believes that, with conversions to new computer and financial systems and modifications to existing software, the Year 2000 issues will not pose significant operational problems for the Company. Due to the general uncertainty inherent in the Year 2000 problem, however, there can be no assurance that all Year 2000 problems will be foreseen and corrected, or if foreseen, corrected on a timely basis, or that no material disruption to the Company's business or operations will occur. Further, the Company's expectations are based on the assumption that there will be no general failure of external local, national or international systems (such as power, communications or transportation systems) necessary for the ordinary conduct of business. There can be no assurance that successful contingency plans can, in fact, be developed or implemented to deal with such failures.

Factors That May Affect Future Results

Statements in this report or in other Company communications, such as press releases, may relate to future events or the Company's future performance. Such statements are forward-looking statements and are based on present information the Company has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to an inherent risk that actual results may differ materially from such forward-looking statements. Factors that may result in such variances include, but are not limited to, changes in commodity prices, interest rates and other economic conditions, failure by the Company to realize expected cost savings from capital expenditures, actions by competitors, changing weather conditions and natural phenomena, actions by government authorities, uncertainties associated with legal proceedings, technological developments, future decisions by management in response to changing conditions and misjudgments in the course of preparing forward-looking statements. Such factors are discussed in the Company's Annual Report included in its Form 10-K as well as in Company reports filed on Form 10-Q.

14
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Pope & Talbot, Inc.

We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of stockholders' equity, income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Harmac Pacific Inc., which statements reflect total assets and total revenues of 33 percent and 43 percent in 1998, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the other entity, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for depreciation of pulp production assets from the straight-line method to the units-of-production method.

                                                             ARTHUR ANDERSEN LLP

Portland, OR
JANUARY 27, 1999

                                                                              15
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS


Pope & Talbot, Inc. and Subsidiaries
As of December 31, 1998 and 1997
(in thousands of dollars except per share amounts)                                     1998               1997
--------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                  $    27,473        $    31,911
     Short-term investments                                                           9,857                  -
     Accounts receivable                                                             62,356             34,134
     Inventories                                                                     77,757             65,987
     Prepaid expenses                                                                10,651             11,057
     Discontinued tissue operations net assets held for sale                              -             67,861
                                                                                ------------------------------
          Total current assets                                                      188,094            210,950

Properties:
     Plant and equipment                                                            424,519            279,298
     Accumulated depreciation                                                      (199,417)          (178,459)
                                                                                ------------------------------
                                                                                    225,102            100,839
     Land and timber cutting rights                                                   9,290              7,326
                                                                                ------------------------------
          Total properties                                                          234,392            108,165

Other assets:
     Investment in equity securities                                                      -             13,760
     Deferred income tax assets, net                                                 16,218             24,843
     Other                                                                           10,885             18,049
                                                                                ------------------------------
          Total other assets                                                         27,103             56,652
                                                                                ------------------------------
                                                                                $   449,589        $   375,767
                                                                                ==============================
Liabilities and Stockholders' Equity
Current liabilities:
     Notes payable                                                              $    10,259        $    41,800
     Current portion of long-term debt                                                  556                521
     Accounts payable                                                                21,532             12,649
     Accrued payroll and related taxes                                               18,471             12,789
     Other accrued liabilities                                                       25,449             15,050
     Income taxes                                                                     8,775              2,026
                                                                                ------------------------------
          Total current liabilities                                                  85,042             84,835
Reforestation                                                                        15,441             16,427
Postretirement benefits                                                              13,286              6,338
Long-term debt, net of current portion                                              138,004             88,705
Minority interest                                                                    39,759                  -
Stockholders' equity:
     Preferred stock, $10 par value, 1,500,000 shares authorized,
        none issued                                                                       -                  -
     Common stock, $1 par value, 20,000,000 shares authorized,
        13,971,605 issued                                                            13,972             13,972
     Additional paid-in capital                                                      31,160             34,395
     Retained earnings                                                              140,482            150,386
     Cumulative translation adjustments                                             (18,113)            (9,847)
     Common stock held in treasury, at cost                                          (9,444)            (9,444)
                                                                                ------------------------------
          Total stockholders' equity                                                158,057            179,462
                                                                                ------------------------------
                                                                                $   449,589        $   375,767
                                                                                ==============================


The accompanying notes to consolidated financial statements are an integral part of this statement.

16
--------------------------------------------------------------------------------

                            Pope & Talbot, Inc. and Subsidiaries
                            For the years ended December 31, 1998, 1997 and 1996
                            (in thousands of dollars except per share amounts)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'EQUITY


                                          Common stock          Treasury stock      Additional               Cumulative
                                   ----------------------------------------------      paid-in    Retained  translation
                                       Shares      Amount      Shares      Amount      capital    earnings  adjustments       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995       13,971,605  $   13,972    (607,826) $  (11,111)  $   35,976  $  156,810  $    (5,955) $  189,692
Cash dividends ($.76 per share)             -           -           -           -            -     (10,156)           -     (10,156)
Comprehensive income (loss):
     Net income                             -           -           -           -            -       3,909            -       3,909
     Change in translation
        adjustment                          -           -           -           -            -           -         (217)       (217)
                                                                                                                         ----------
Total comprehensive income                                                                                                    3,692
                                   ------------------------------------------------------------------------------------------------
Balance at December 31, 1996       13,971,605      13,972    (607,826)    (11,111)      35,976     150,563       (6,172)    183,228
                                   ------------------------------------------------------------------------------------------------


Issuance of shares under stock
   plans                                    -           -     117,662       1,667          265           -            -       1,932
Cash dividends ($.76 per share)             -           -           -           -            -     (10,197)           -     (10,197)
Partnership transaction tax
   settlement costs                         -           -           -           -       (1,846)          -            -      (1,846)
Comprehensive income (loss):
     Net income                             -           -           -           -            -      10,020            -      10,020
     Change in translation
        Adjustment                          -           -           -           -            -           -       (3,675)     (3,675)
                                                                                                                         ----------
Total comprehensive income                                                                                                    6,345
                                   ------------------------------------------------------------------------------------------------
Balance at December 31, 1997       13,971,605      13,972    (490,164)     (9,444)      34,395     150,386       (9,847)    179,462
                                   ------------------------------------------------------------------------------------------------


Cash dividends ($.76 per share)             -           -           -           -            -     (10,246)           -     (10,246)
Partnership transaction tax
   settlement costs                         -           -           -           -       (3,235)          -            -      (3,235)
Comprehensive income (loss):
     Net income                             -           -           -           -            -         342            -         342
     Change in translation
        Adjustment                          -           -           -           -            -           -       (8,266)     (8,266)
                                                                                                                         ----------
Total comprehensive loss                                                                                                     (7,924)
                                   ------------------------------------------------------------------------------------------------
Balance at December 31, 1998       13,971,605  $   13,972    (490,164) $   (9,444)  $   31,160  $  140,482  $   (18,113) $  158,057
                                   ================================================================================================


The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                              17
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


Pope & Talbot, Inc. and Subsidiaries
For the years ended December 31, 1998, 1997 and 1996
(in thousands of dollars except per share amounts)                                 1998             1997             1996
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                                    $   420,785      $   329,899      $   313,845
Costs and expenses:
     Cost of sales                                                              429,071          300,320          295,533
     Selling, general and administrative                                         24,100           14,814           15,124
     Interest, net                                                                7,973            5,995            6,035
                                                                            ---------------------------------------------
                                                                                461,144          321,129          316,692
Other gains                                                                           -                -            1,852
                                                                            ---------------------------------------------
Income (loss) before income taxes, minority interest, discontinued
   operations and cumulative effect of accounting change                        (40,359)           8,770             (995)
Income tax provision (benefit)                                                  (13,352)           4,338              334
                                                                            ---------------------------------------------
Income (loss) before minority interest, discontinued operations
   and cumulative effect of accounting change                                   (27,007)           4,432           (1,329)
Minority interest in subsidiary loss, net of income tax benefit                  (3,547)               -                -
                                                                            ---------------------------------------------
Income (loss) from continuing operations                                        (23,460)           4,432           (1,329)
Discontinued operations:
     Income from discontinued tissue operations
        (net of income tax provision of $164, $3,573 and $1,361
        for 1998, 1997 and 1996, respectively)                                      256            5,588            2,128
     Gain on sale of discontinued tissue operations
        (net of income tax provision of $24,630)                                 26,818                -                -
     Gain (loss) on sale of discontinued diaper operations
        (net of income tax benefit of $1,985 for 1998 and
        income tax provision of $2,494 for 1996)                                 (4,015)               -            3,110
                                                                            ---------------------------------------------

Income from discontinued operations                                              23,059            5,588            5,238
                                                                            ---------------------------------------------
Income (loss) before cumulative effect of accounting change                        (401)          10,020            3,909
Cumulative effect of accounting change                                              743                -                -
                                                                            ---------------------------------------------
Net income                                                                  $       342      $    10,020     $      3,909
                                                                            =============================================


Basic and diluted income (loss) per common share:
     Income (loss) from continuing operations                               $     (1.74)     $       .33     $       (.10)
     Income from discontinued operations                                           1.71              .42              .39
     Cumulative effect of accounting change                                         .06                -                -
                                                                            ---------------------------------------------
          Net income                                                        $       .03      $       .75     $        .29
                                                                            =============================================


The accompanying notes to consolidated financial statements are an integral part of this statement.

18
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


Pope & Talbot, Inc. and Subsidiaries
For the years ended December 31, 1998, 1997 and 1996
(in thousands of dollars)                                                          1998              1997            1996
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
     Net income                                                             $       342      $     10,020     $     3,909
     Adjustments to reconcile net income to net cash
        provided by (used for) operating activities:
          Depreciation and amortization                                          29,919            30,056          31,440
          Other gains                                                                 -                 -          (1,852)
          Gain on disposal of discontinued operations                           (51,448)                -          (5,604)
          Minority interest in subsidiary loss                                   (3,547)                -               -
          Cumulative effect of accounting change                                   (743)                -               -
          Changes in assets and liabilities:
               Accounts receivable                                                 (161)           (5,640)         13,611
               Inventories                                                       16,906            (2,620)        (12,080)
               Prepaid expenses and other assets                                  2,207            (4,590)          2,023
               Accounts payable and accrued liabilities                          (7,497)             (988)        (13,192)
               Current and deferred income taxes                                  6,168            (2,219)         (7,479)
               Other liabilities                                                  1,710               949             638
                                                                            ---------------------------------------------
          Net cash provided by (used for) operating activities                   (6,144)           24,968          11,414

Cash flow from investing activities:
     Purchases of short-term investments                                        (43,935)                -               -
     Proceeds from maturities of short-term investments                          29,311                 -               -
     Proceeds from sales of short-term investments                                4,869                 -               -
     Purchases of noncurrent investments held for sale                           (2,206)          (13,760)              -
     Proceeds from sale of equity securities                                          -                 -          14,902
     Capital expenditures                                                       (27,574)          (13,084)         (7,180)
     Investment in subsidiary, net of cash acquired                             (38,337)                -               -
     Minority interest in subsidiary treasury stock issuance                        174                 -               -
     Proceeds from disposal of discontinued operations                          120,451                 -          50,500
     Proceeds from sale of other properties                                       1,261               378           2,359
                                                                            ---------------------------------------------
          Net cash provided by (used for) investing activities                   44,014           (26,466)         60,581

Cash flow from financing activities:
     Net increase (decrease) in short-term borrowings                           (31,541)           11,800         (13,000)
     Reduction of long-term debt, including current portion                        (521)             (488)        (30,457)
     Partnership transaction tax settlement costs                                     -            (1,846)              -
     Proceeds from issuance of treasury stock, net                                    -             1,932               -
     Cash dividends                                                             (10,246)          (10,197)        (10,156)
                                                                            ---------------------------------------------
          Net cash provided by (used for) financing activities                  (42,308)            1,201         (53,613)
                                                                            ---------------------------------------------

Increase (decrease) in cash and cash equivalents                                 (4,438)             (297)         18,382
Cash and cash equivalents at beginning of period                                 31,911            32,208          13,826
                                                                            ---------------------------------------------
Cash and cash equivalents at end of period                                  $    27,473      $     31,911     $    32,208
                                                                            =============================================


The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                              19
--------------------------------------------------------------------------------

     Pope & Talbot, Inc. and Subsidiaries
     For the years ended December 31, 1998, 1997 and 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pope & Talbot, Inc. and Subsidiaries (the Company), after eliminating significant intercompany transactions and balances.

     All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the period-end exchange rates. Revenues and expenses are translated at an average exchange rate for the year. Translation gains and losses are reflected in stockholders' equity as cumulative translation adjustments. Net gains and losses on foreign currency transactions, which are not significant, are reflected in selling, general and administrative expenses.

Inventories

Inventories are stated at the lower of cost or market. For portions of lumber and raw material inventories, cost has been determined on the last-in, first-out method. For remaining inventories, cost has been determined using the first-in, first-out and average-cost methods.

Plant and Equipment

Plant and equipment is carried at cost and includes expenditures for new facilities and those expenditures which substantially increase the useful lives of existing plant and equipment. Costs of maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, with the resultant gain or loss included in income. The estimated useful lives of the principal items of plant and equipment range from 3 to 40 years.

     Depreciation of assets other than pulp production assets is computed using the straight-line method over the useful lives of respective assets. In 1998, depreciation of the Company's pulp production assets has been computed using the units-of-production method. Prior to 1998, the U.S. pulp production assets were depreciated using the straight-line method. The new method was adopted to conform depreciation methods between the Company's U.S. and Canadian pulp operations. The Company believes the units-of-production method, common in the industry, more appropriately matches production costs and pulp sales revenues over the lives of the pulp mill assets. The effect of the change in 1998 was to decrease the loss from continuing operations by approximately $.5 million. The cumulative effect of applying the new method for years prior to 1998 is reported net of tax as a cumulative effect of accounting change in the 1998 Consolidated Statement of Income.

     The Company capitalizes interest on borrowed funds during the construction period of major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project. Interest capitalized in 1998 was $.4 million. There were no significant interest costs capitalized in 1997 or 1996. Capitalized interest is amortized over the depreciable life of related assets.

     The Company evaluates recoverability of long-lived assets using projections of related future cash flows. Realization of these assets is dependent on generating sufficient future cash flows to recover the asset's carrying value. Although realization is not assured, management believes current long-lived asset carrying values will be recovered. These assets may become impaired in the future, however, if estimates of future cash flows are reduced.

Interest

Interest in the Consolidated Statements of Income is shown net of interest income and, as mentioned previously, capitalized interest. Interest income was $3.4 million in 1998, $1.9 million in 1997 and $1.4 million in 1996.

Timber Resources

In the U.S., the Company obtains its timber from various public and private sources under timber harvesting contracts. Additionally, logs are purchased on open log markets. Liabilities for timber removed under harvesting contracts are not recorded until the timber is cut, as the Company generally does not incur a direct liability for, or ownership

20
--------------------------------------------------------------------------------
of, this timber until it has been harvested. The total volume committed under contract at December 31, 1998, and the 1999 planned contract harvest was 238 million board feet and 67 million board feet, respectively. The Company's best estimate of its total commitment at current contract rates under these contracts was approximately $42 million. The Company evaluates the realizability of harvesting contracts based on the estimated total cost applied to such harvests and the projected values to be realized from sales of the converted product.

     In Canada, the Company primarily obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses. The cost assigned to these timber licenses is amortized over 50 years on a straight-line basis. The Company also purchases logs in Canada on open log markets.

     The Canadian timber harvesting licenses allow, but do not require, the Company to remove timber from defined areas annually on a sustained yield basis. Future allowable harvests may be adjusted if the Company does not remove timber over a five-year period in accordance with the grants. As in the U.S., liabilities for the cost of timber removed are not recorded until the timber is cut as the Company does not incur a direct liability for, or ownership of, this timber until it has been harvested.

Reforestation

Under the Canadian timber harvesting licenses mentioned above, the Company is responsible for the reforestation of the land from which timber is harvested. A substantial portion of the costs incurred to reforest do not occur until 10 to 15 years after the timber is harvested. The Company accrues for the total projected cost of reforestation as the timber is removed. Actual expenditures for reforestation are applied against this accrual when they are made.

Income Taxes

The Company accounts for income taxes using the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences are related to depreciation, net operating loss carryforwards, various tax credits, reforestation and postretirement benefits.

     Undistributed earnings of the Company's wholly-owned Canadian subsidiary totaled $154.8 million on December 31, 1998, which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian government on those earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

Derivative Financial Instruments

The Company's subsidiary, Harmac Pacific Inc. (Harmac), enters into Canadian dollar forward exchange contracts with maturities of one to five months to fix the conversion of a portion of pulp sales receivables denominated in U.S. dollars. At December 31, 1998, the Company had contracts to purchase $23 million Canadian with the exchange rate to be used at settlement approximating the spot rate at the date the contract was acquired. At December 31, 1998, the Company had not entered into any derivatives to hedge its Canadian currency exposure.

Statements of Cash Flows

The Company classifies as cash and cash equivalents unrestricted cash on deposit in banks plus all investments having original maturities of 90 days or less. Carrying amounts of any such investments approximate fair values. The effect of exchange rate changes on cash balances held in foreign currencies was not significant. Total cash expenditures for interest were $11.8 million, $10.1 million and $10.9 million for 1998, 1997 and 1996, respectively. Total cash expenditures for income taxes were $1.9 million for 1998, $9.2 million for 1997 and $11.9 million for 1996.

Per Share Information

Per share information is based on the weighted average number of common shares outstanding during each year. The weighted average number of shares used to calculate net income (loss) per common share was 13,481,000 in 1998, 13,419,000 in 1997 and 13,364,000 in 1996.

     Certain Company stock options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market prices of the common shares. Such stock options totaled 827,000 shares, 475,000 shares and 839,000 shares at year-end 1998, 1997 and 1996, respectively, at average

                                                                              21
--------------------------------------------------------------------------------

exercise prices of $18 in 1998, $21 in 1997 and $19 in 1996. The Company's outstanding stock options did not affect the calculation of diluted earnings per share for 1998, 1997 or 1996.

Environmental Matters

The Company recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other accrued liabilities in the accompanying Consolidated Balance Sheets. Recoveries of environmental remediation costs from insurance carriers are recorded at such time as their receipt is deemed probable and the amounts can be reasonably estimated.

New Accounting Standards

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," in June 1997, and SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits,"in February 1998. The Company adopted the Statements in 1998; prior year disclosures have been restated to conform with the current year presentation. Application of the new standards did not have a material impact on the Company's results of operation, financial position or cash flows.

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

Reclassifications

Certain reclassifications have been made to prior years' data to conform to the 1998 presentation.


2.   ACQUISITION

On February 2, 1998, the Company acquired 6.8 million shares of Harmac common stock for $77.8 million Canadian (approximately $53.4 million U.S.). Combined with the Company's previous Harmac stock purchases, this resulted in the Company holding a 53 percent controlling ownership interest in Harmac. In December 1998, the Company acquired an additional 1.2 million shares of Harmac stock for $2.5 million, increasing its ownership share to 60.2 percent.

     The acquisition was accounted for as a purchase, and the results of operations of Harmac have been included in the consolidated financial statements from February 2, 1998. The fair value of assets acquired and liabilities assumed were as follows:

(thousands)
--------------------------------------------------------------------------------
Current assets, other than cash                                      $  58,781
Property, plant and equipment                                          137,855
Other assets                                                               728
Current liabilities                                                    (31,837)
Convertible subordinated debentures                                    (52,556)
Other liabilities                                                      (14,534)
Minority interest                                                      (45,646)
                                                                     ---------
Purchase price, net of $19,637 cash received                         $  52,791
                                                                     =========

     In conjunction with the Company's acquisition of a majority interest in Harmac, a comprehensive plan to reduce operating costs at the mill and administrative and marketing costs was announced. The plan consisted of closing Harmac's on-site log chipping mill, closing the Vancouver, BC corporate administrative and marketing office and combining those functions with the Company's corporate offices, and additional reductions in hourly and salaried staff at the mill. Certain restructuring costs recorded by Harmac totaling $6.5 million (primarily costs associated with employee terminations) were included in current liabilities in the computation of the fair value of assets and liabilities assumed at acquisition date. Costs charged to the restructure liability in 1998 totaled $3.2 million and related primarily to severance and other employee benefits. Substantially all of the staff reductions will be completed by mid-1999.

     The following unaudited pro forma information for 1998 below gives effect to the transaction as if it had occurred at the beginning of the period after giving effect to certain adjustments, including material differences between Canadian and U.S. generally accepted accounting principles.

22
--------------------------------------------------------------------------------

The unaudited pro forma information does not necessarily reflect the results of operations that actually would have been achieved had the acquisition been consummated at that time.

(thousands except per share) (unaudited)                                   1998
--------------------------------------------------------------------------------
Revenues                                                            $   429,849
Loss from continuing operations                                         (24,422)
Income from discontinued operations                                      23,059
Cumulative effect of accounting change                                      743
Net loss                                                                   (620)
Basic and diluted income (loss) per common share:
     Loss from continuing operations                                      (1.82)
     Income from discontinued operations                                   1.71
     Cumulative effect of accounting change                                 .06
     Net loss                                                              (.05)


3.   INVESTMENT SECURITIES

At December 31, 1998, the Company's short-term investments consisted primarily of corporate debt securities. Included in other assets are debt securities with maturities beyond one year totaling $2.2 million. The investment securities were classified as available-for-sale and the amortized cost approximated the fair value.

     At December 31, 1997, the Company's investment in equity securities, classified as available-for-sale, consisted of its investment in Harmac. The Company's December 31, 1997 investment in Harmac was carried at cost of $13.8 million, which compared with a market value of $10.5 million. The excess of investment cost over market value was not reflected as a reduction in stockholders' equity at year-end 1997 due to the Company's acquisition of a controlling interest in Harmac in February 1998 (see Note 2).


4.   INVENTORIES

(thousands)                                           1998                  1997
--------------------------------------------------------------------------------
Lumber                                         $     7,978           $    13,976
Pulp                                                14,517                 3,962
Logs                                                28,958                38,461
Pulp raw material                                   12,376                   881
Chemicals and supplies                              12,431                 7,362
Other                                                1,497                 1,345
                                               ---------------------------------
                                               $    77,757           $    65,987
                                               =================================

The portion of lumber and raw materials inventories determined using the last-in, first-out (LIFO) method aggregated $3.5 million and $4.0 million at December31, 1998 and 1997, respectively. The cost of LIFO inventories valued at the lower of average cost or market, which approximated current cost, at December 31, 1998 and 1997, was $5.7 million and $6.1 million, respectively.


5.   PROPERTIES

(thousands)                                           1998                  1997
--------------------------------------------------------------------------------
Plant and equipment:
     Mills, plants and improvements            $    56,863           $    53,072
     Equipment                                     341,698               206,463
     Mobile equipment                               19,145                16,773
     Construction in progress                        6,813                 2,990
                                               ---------------------------------
                                               $   424,519           $   279,298
                                               =================================

Land and timber cutting rights:
     Land                                      $     4,904         $     3,207
     Canadian timber cutting rights                  4,386               4,119
                                               ---------------------------------
                                               $     9,290         $     7,326
                                               =================================

6.   DEBT

(thousands)                                                       1998                1997
------------------------------------------------------------------------------------------
8.375% debentures, due 2013                                $    75,000         $    75,000
Harmac 8% convertible subordinated debentures,
   interest payable semiannually, due 2004                      49,855                   -
State of Oregon Small Scale Energy Loan Program
   (SELP) note payable, secured by related
   properties, 6.55%, payable monthly through
   2013                                                         13,705              14,226
Demand operating line of credit, variable interest
   rate (6.4% at December 31, 1998)                              7,000                   -
Harmac revolving credit and term loan facility,
   variable interest rate (5.1% at December 31,
   1998)                                                         3,259                   -
Domestic revolving credit agreement                                  _              41,800
City of Eau Claire note payable                                      -              18,800
                                                           -------------------------------
     Total debt                                                148,819             149,826
Less current debt                                               10,815              42,321
Less debt assumed by purchaser of discontinued
   tissue operations                                                 -              18,800
                                                           -------------------------------
     Long-term debt                                        $   138,004         $    88,705
                                                           ===============================

At December 31, 1998 the Company had a revolving credit agreement with a domestic bank, secured by inventory and accounts receivable. The agreement provided $75 million of revolving credit until April 1999. The interest rate associated with this agreement was based, at the option of the Company, on the London Interbank Offer Rate (LIBOR)

                                                                              23
--------------------------------------------------------------------------------

rate plus a variable margin ranging from 7/16 percent to 5/8 percent or the greater of the bank's prime rate during the revolving period or the Federal Funds rate plus 1/2 percent. A variable commitment fee of up to 1/5 percent per year on the total loan commitment and up to 17/200 percent per year on the unused portion was paid quarterly. In the first quarter of 1999, the $75 million revolving credit agreement was replaced by a $25 million revolving credit agreement with the same domestic bank and a $25 million revolving credit agreement with a Canadian bank. The new credit facilities are 364-day revolving credit and two-year term loan agreements secured by inventory and accounts receivable.

     Harmac has a 364-day revolving credit and two-year term loan facility secured by inventory and accounts receivable. The facility provides $40 million Canadian (approximately $26 million U.S.) of revolving term credit capacity until September 30, 2001. Outstanding borrowings on the facility bear interest, at the option of the Company, at the bank's prime lending rate, the greater of the Base Rate Canada and the Federal Funds Rate plus 1/2 percent, LIBOR plus 1 percent, the Bank's Corporate Bankers' Acceptance Rate plus 3/8 percent or a fixed rate determinedby the bank. A commitment fee of 1/4 percent per year on the unused portion is payable quarterly.

     The 8 percent subordinated debentures, issued by Harmac on October 5, 1994, are convertible at the option of the holders into Harmac common shares at any time prior to maturity at a conversion price of $16.50 Canadian (approximately $10.75 U.S.) per common share. The debentures are redeemable at the option of Harmac from October 5, 1997 up to and including October 4, 1999 at par plus accrued and unpaid interest, provided that the specified weighted average closing price of the common shares is not less than 125 percent of the conversion price. From October 5, 1999 to maturity (October 4, 2004), the debentures are redeemable at the option of Harmac at par plus accrued and unpaid interest. Harmac may satisfy its obligation to repay the principal amount of the convertible debentures on redemption or maturity by the issuance of common shares at approximately 95 percent of the market value of the shares at the date of maturity or redemption.

     The fair value of the 8 3/8 percent debentures, 8 percent convertible subordinated debentures and 6.55 percent Oregon SELP note at December 31, 1998 were estimated to be $80 million, $57 million and $14 million, respectively, based upon rates currently available for debt with similar terms. A hypothetical 10 percent change in interest rates would change the fair value of the Company's fixed-rate long-term debt obligations by $7 million.

     The annual maturities of long-term debt for the five years subsequent to December 31, 1998 are: 1999 - $.6 million; 2000 - $.6 million; 2001- $.6 million; 2002 - $.7 million and 2003 - $.7 million.


7.   STOCK OPTION AND BONUS PLANS

The Company has a stock option and appreciation plan (Option Plan) for officers and key employees. This plan is administered by the Human Resources and Nominating Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. Additionally, the Company has a nonemployee director stock option plan (Director Plan). At December 31, 1998, 522,734 shares were available for future grants under these plans. A nonemployee director stock retainer fee plan was approved by the Company's Board of Directors in December 1998. Subject to the ratification of the Company's stockholders at the 1999 Annual Meeting, the plan provides for an additional reserve of 300,000 shares to be available for grants under the plan.

     The Option Plan provides for granting both incentive stock options and nonqualified stock options to purchase shares of the Company's common stock at prices not less than 85 percent of fair market value on the date of grant. Options are exercisable as stated in each individual grant; however, no option may extend beyond ten years from the date of grant.

     The Director Plan provides for automatic option grants at designated intervals to nonemployee directors over their period of continued service on the Board of Directors. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.

     The Company accounts for these plans following the guidance of APB Opinion No. 25, under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," if fully adopted, changes

24
--------------------------------------------------------------------------------

the methods for recognition of costs on plans similar to those of the Company. Adoption of SFAS No. 123 is optional for stock option cost recognition; however, pro forma disclosures are required, and shown below, as if the Company had adopted the cost recognition requirements under SFAS No. 123.

     A summary of the status of the Company's Option Plan and Director Plan at December 31, 1998, 1997 and 1996 and changes during the years then ended in the number of shares (Shares) and the weighted average exercise price (Price) is presented below:

                                                    1998           1997           1996
------------------------------------------------------------------------------------------
(shares in thousands)                          Shares  Price  Shares  Price  Shares  Price
------------------------------------------------------------------------------------------
Outstanding at beginning of year                  901  $  19     916  $  18     864  $  19
Granted                                            76     14     109     16     190     15
Exercised                                           -      -    (117)    16       -      -
Canceled                                         (140)    19      (7)    23    (138)    19
                                               ------         ------         ------
Outstanding at end of year                        837     18     901     18     916     18
                                               ======         ======         ======
Exercisable at year-end                           540     19     475     19     458     19
                                               ======         ======         ======
Weighted average fair value
   of options granted during year              $ 3.57         $ 4.69         $ 4.58
                                               ======         ======         ======

     The fair value of options granted in 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.5, 6.6 and 5.5 percent; dividend yields of 4.2,
4.2 and 4.0 percent; and expected volatility of 31, 34 and 38 percent. Expected option lives of six years were assumed. The following table summarizes information about stock options outstanding at December 31, 1998:

                                                           Range of exercise prices
----------------------------------------------------------------------------------------
(shares in thousands)                                 $14 to $21   $24 to $30      Total
----------------------------------------------------------------------------------------
Options outstanding:
     Number outstanding                                      737          100        837
     Remaining contractual life in years                     5.5          3.5        5.3
     Weighted average exercise price                       $  17        $  28      $  18

Options exercisable:
     Number exercisable                                      453           87        540
     Weighted average exercise price                       $  17        $  28      $  19

     If the Company had accounted for these stock options issued in accordance with SFAS No. 123, the Company's net income and net income per share would have approximated the following pro forma amounts:

(thousands except per share)                      1998         1997         1996
--------------------------------------------------------------------------------
Net income:
     As reported                               $   342      $10,020      $ 3,909
     Pro forma                                     179        9,734        3,387

Net income per share:
     As reported                               $   .03      $   .75      $   .29
     Pro forma                                     .01          .73          .25

     The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of what can be expected in future years.

     The Company has followed the practice of using treasury stock to fulfill its obligations under its stock option plans. When stock is issued pursuant to a stock option plan, the difference between the cost of treasury stock issued and the exercise price of the option is credited to additional paid-in capital.

     In addition to the benefit plans described above, Harmac has a Director and Employee Share Option Plan (Harmac Option Plan) for directors and key employees of Harmac and any of its affiliates. The Harmac Option Plan provides for granting options to purchase Harmac common shares at market prices at the date of grant. Options under this plan are exercisable as stated in each grant; however, no option may extend beyond ten years from the date of grant.


8.   PENSION AND OTHER POSTRETIREMENT PLANS

The Company's retirement plans consist principally of non-contributory defined-benefit pension plans and postretire-ment medical and life insurance plans. The pension plans include plans administered by the Company and multi-employer plans administered by various unions.

     Certain union employees are covered under multi-employer pension plans. Contributions to these plans are based upon negotiated hourly rates. It is not possible to determine the amount of accumulated benefits or net assets available for benefits that apply solely to Company employees covered by these plans. All other Company participating employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee's years of service.

     The Company's funding policy regarding all of its Company-administered pension plans is to make contributions

                                                                              25
--------------------------------------------------------------------------------

to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current tax regulations.

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

     Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. Amounts due to curtailments and settlements are related to discontinued operations (see Note
10). Curtailment gains are a component of the gain on sale of discontinued operations.

     The following table sets forth selected financial information regarding the pension and postretirement benefit plans:

                                                                       Pension Benefits          Postretirement Benefits
                                                                    ------------------------    ------------------------
(thousands)                                                               1998          1997          1998          1997
------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
     Benefit obligation at beginning of year                        $   57,044    $   54,533    $   14,024    $   13,448
     Service cost                                                        2,382         1,823           475           435
     Interest cost                                                       4,408         3,998           880           977
     Settlement                                                        (14,766)            -             -             -
     Curtailment                                                        (1,727)            -        (6,437)            -
     Actuarial (gain) loss                                               3,982          (450)       (1,195)            -
     Acquisition                                                        22,344             -         6,717             -
     Benefits paid                                                      (2,349)       (2,552)         (315)         (836)
     Foreign currency rate changes                                      (1,869)         (308)         (341)            -
                                                                    ----------------------------------------------------
     Benefit obligation at end of year                              $   69,449    $   57,044    $   13,808    $   14,024
                                                                    ====================================================

Change in plan assets
     Fair value of plan assets at beginning of year                 $   70,883    $   58,231    $        -    $        -
     Actual return on plan assets                                        3,503        15,439             -             -
     Acquisition                                                        19,623             -             -             -
     Employer contribution                                                 847           246           315           836
     Settlement                                                        (16,392)            -             -             -
     Benefits paid                                                      (2,349)       (2,552)         (315)         (836)
     Foreign currency rate changes                                      (1,785)         (481)            -             -
                                                                    ----------------------------------------------------
     Fair value of plan assets at end of year                       $   74,330    $   70,883 $           -    $        -
                                                                    ====================================================

Funded status                                                       $    4,881    $   13,839 $     (13,808)   $  (14,024)
Unrecognized net actuarial (gain) loss                                  (6,108)      (16,270)          522           730
Unrecognized prior service cost                                          1,261         1,051             -          (128)
Unrecognized net asset at transition                                      (243)         (437)            -             -
Less accrued benefit cost associated with discontinued
   tissue operations                                                         -             -             -         7,084
                                                                    ----------------------------------------------------
Accrued benefit cost                                                $     (209)   $   (1,817)   $  (13,286)   $   (6,338)
                                                                    ====================================================

Plans having assets in excess of accumulated benefits
     Benefit obligation                                             $   34,405    $   55,046
     Fair value of plan assets                                          44,856        70,883

Plans having accumulated benefits in excess of assets
     Benefit obligation                                             $   35,044    $    1,998
     Fair value of plan assets                                          29,474             -

Weighted-average assumptions as of December 31
     Discount rate                                                        6.75%          7.5%         6.75%          7.5%
     Rate of compensation increase                                         5.0%          5.0%          5.0%          5.0%
     Expected return on plan assets                                       8.75%          9.0%

26
--------------------------------------------------------------------------------

For measurement purposes, for all plans except the newly acquired Harmac plan, 8 percent and 8.5 percent rates of increase were assumed for health care costs in 1998 and 1997, respectively. The rate was assumed to decline in 1/2 percent decrements every year until it reached 5 percent in 2004 where it remained thereafter. The Harmac plan assumed a 10 percent annual rate of increase for health care costs in 1998. The rate was assumed to decline in 1 percent decrements every year until it reached 5 percent in 2003 where it remained thereafter.

     Net periodic pension cost for 1998, 1997 and 1996 was composed of the following:

                                                                                   Pension Benefits
                                                                      ----------------------------------------
(thousands)                                                                 1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
     Service cost                                                     $    2,382     $    1,823     $    1,761
     Interest cost                                                         4,408          3,998          3,778
     Expected return on plan assets                                       (6,200)        (5,128)        (4,574)
     Amortization of prior service cost                                      177            392            125
     Amortization of net transition obligation (asset)                        24           (140)          (141)
     Recognized net actuarial gain                                          (735)          (243)           (60)
     Curtailment gains                                                    (3,537)             -           (489)
                                                                      ----------------------------------------
     Net periodic benefit cost for Company
     administered plans                                                   (3,481)           702            400
     Contributions to multi-employer plans                                 4,558          3,575          3,714
                                                                      ----------------------------------------
     Net periodic benefit cost                                        $    1,077     $    4,277     $    4,114
                                                                      ========================================

     Net periodic pension costs for the Company's discontinued tissue operations were $1.1 million and $1.4 million for 1997 and 1996, respectively, and are included in the preceding table.

     The Company has granted some former employees pension benefits which supplement the normal Company plans. These benefits are unfunded, general obligations of the Company. The cost associated with these benefits was $386,000 in 1998, $342,000 in 1997 and $75,000 in 1996.

     Net periodic cost for the Company's postretirement medical and life insurance plans for 1998, 1997 and 1996 was composed of the following:

                                                                               Postretirement Benefits
                                                                      ----------------------------------------
(thousands)                                                                 1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
     Service cost                                                     $      475     $      435     $      414
     Interest cost                                                           880            977            938
     Amortization of prior service cost                                        -            (43)           (43)
     Recognized net actuarial (gain) loss                                    (17)             2            (12)
     Curtailment gains                                                    (6,437)             -         (1,484)
                                                                      ----------------------------------------
     Net periodic benefit cost                                        $   (5,099)    $    1,371     $     (187)
                                                                      ========================================

Net periodic costs of postretirement medical and life insurance plans for the Company's discontinued tissue operations were $660,000 and $612,000 for 1997 and 1996, respectively, and are reflected in the preceding table.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                     One Percentage Point
                                                                 ------------------------
(thousands)                                                       Increase       Decrease
-----------------------------------------------------------------------------------------
Effect on total service and interest cost components             $     262     $    (218)
Effect on postretirement benefit obligation                          2,206        (1,880)


9.   INCOME TAXES

The income tax provision (benefit) consists of the following components:

(thousands)                          Current         Deferred             Total
--------------------------------------------------------------------------------
1998
     Federal                       $     915        $ (10,924)        $ (10,009)
     State                                 -             (529)             (529)
     Canada                            2,767           (5,581)           (2,814)
                                   --------------------------------------------
                                   $   3,682        $ (17,034)        $ (13,352)
                                   ============================================
1997
     Federal                       $       -        $  (3,004)        $  (3,004)
     State                                 -             (311)             (311)
     Canada                            9,024           (1,371)            7,653
                                   --------------------------------------------
                                   $   9,024        $  (4,686)        $   4,338
                                   ============================================
1996
     Federal                       $  (1,146)       $  (8,030)        $  (9,176)
     State                                 -               16                16
     Canada                           10,044             (550)            9,494
                                   --------------------------------------------
                                   $   8,898        $  (8,564)        $     334
                                   ============================================

       The income tax provision (benefit) was different from the amount computed by applying the U.S. statutory federal income tax rate as follows:

                                                                              27
--------------------------------------------------------------------------------

(thousands)                                                    1998           1997           1996
-------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes and
   minority interest:
     United States                                       $  (31,147)    $  (10,947)    $  (18,097)
     Canada                                                  (9,212)        19,717         17,102
                                                         ----------------------------------------
                                                         $  (40,359)    $    8,770     $     (995)
                                                         ========================================
United States:
     U.S. statutory federal income tax                   $  (10,901)    $   (3,831)    $   (6,334)
     State income franchise taxes, net
        of federal income tax benefit                          (344)          (122)          (369)
     Jurisdictional settlements                                   -              -         (2,614)
     Other items, net                                           707            638            157
                                                         ----------------------------------------
                                                            (10,538)        (3,315)        (9,160)
Canada:
     U.S. statutory federal income tax                       (3,224)         6,901          5,986
     Effect of Canadian tax rate
        different from U.S.                                    (303)           719            636
     Jurisdictional settlements                                   -              -          2,818
     Large corporate tax                                        370              -              -
     Other items, net                                           343             33             54
                                                         ----------------------------------------
                                                             (2,814)         7,653          9,494
                                                         ----------------------------------------
                                                         $  (13,352)    $    4,338     $      334
                                                         ========================================

     The net deferred tax asset at December 31, 1998 was $21.2 million. The temporary differences that give rise to deferred taxes are shown below. The primary deferred tax asset relates to net operating loss carryforwards. At December 31, 1998, the Company had available $48.6 million of U.S. federal tax loss carryforwards expiring as follows: 2010 - $41.0 million; 2011 - $1.1 million; and 2012 - $6.5 million. The Company had available $30.5 million of Canadian tax loss carryforwards related to Harmac expiring as follows: 2000 - $2.1 million; 2002 - $19.9 million; 2003 - $5.7 million; 2004 - $1.1 million;
and 2005 - $1.7 million. As of December 31, 1998, the Company also had Alternative Minimum Tax carryforwards of $1.4 million that may be carried forward indefinitely.

     Management believes that the Company will have sufficient future U.S. and Canadian taxable income to make it more likely than not that the net operating loss deferred tax asset will be realized. The realization of the asset is not assured and could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset is comprised of the following:

(thousands)                                                   1998          1997
--------------------------------------------------------------------------------
Current deferred taxes:
     Gross assets                                        $   4,991     $   5,217
Noncurrent deferred taxes:
     Gross assets                                           54,730        49,891
     Gross liabilities                                     (38,512)      (25,048)
                                                         -----------------------
     Total noncurrent deferred taxes                        16,218        24,843
                                                         -----------------------
Net deferred tax asset                                   $  21,209     $  30,060
                                                         =======================

     The Company's valuation allowance against deferred tax assets at December 31, 1998, 1997 and 1996 was $7.3 million, $7.3 million and $6.4 million, respectively. These amounts relate to certain state net operating loss carryforwards and tax credits that the Company believes will not be realized in the future.

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

(thousands)                                                   1998          1997
--------------------------------------------------------------------------------
Postretirement benefits                                  $   6,121     $   4,872
Reforestation                                                4,677         4,963
Vacation pay                                                   798         1,939
Depreciation                                               (29,475)      (22,214)
AMT and other tax credits                                    4,866         5,370
Net operating loss carryforwards                            28,939        32,420
Other, net (including valuation allowance)                   5,283         2,710
                                                         -----------------------
Net deferred tax asset                                   $  21,209     $  30,060
                                                         =======================

     In January 1999, a decision was rendered by the U.S. Court of Appeals for the Ninth Circuit upholding the U.S. Tax Court opinion of the distribution value of the assets contributed to Pope Resources, a Delaware limited partnership (the Partnership) by the Company. The 1985 distribution, made pursuant to a Plan of Distribution, transferred all of the Company's timber properties, development properties and related assets and liabilities to the Partnership. Taxes payable of $10.3 million at the time of distribution were charged to stockholders' equity. As a result of the decision by the Ninth Circuit, the Company recognized in 1998 an additional reduction in equity of $3.2 million which represented the balance of tax, interest and litigation costs previously paid and deferred.

     The Internal Revenue Service has assessed the Company additional tax of approximately $5.3 million pertaining to transactions between the Company and its wholly-owned Canadian subsidiary during its 1993 tax year. The Company, which has filed a petition with the Tax Court, believes it has substantial defenses against this claim and

28
--------------------------------------------------------------------------------

plans to vigorously defend its position. Although the final outcome of this matter cannot be predicted, the Company presently believes that the results of this claim will not have a material effect on the Company's financial position or liquidity; however, in any given reporting period, this matter could have a material effect on results of operations.


10.  DISCONTINUED OPERATIONS

Tissue Business

In March 1998, the Company sold the assets of its tissue business to PLAINWELL, INC. (Plainwell) for a total cash consideration of $120.5 million and the assumption by Plainwell of certain liabilities. The net book value of the assets purchased and liabilities assumed by Plainwell at December 31, 1997 was shown as discontinued tissue operations net assets held for sale in the Consolidated Balance Sheets and included the following:

(thousands)                                                                1997
-------------------------------------------------------------------------------
Accounts receivable                                                    $ 10,676
Inventories                                                              17,669
Other current assets                                                        262
                                                                       --------
     Total current assets                                                28,607
Properties (net of accumulated depreciation of $107,856)                 74,969
Goodwill and other                                                        3,908
                                                                       --------
     Total assets                                                       107,484
Current liabilities                                                     (13,739)
Postretirement benefits                                                  (7,084)
Long-term debt                                                          (18,800)
                                                                       --------
Total liabilities                                                       (39,623)
                                                                       --------
     Discontinued tissue operations net assets held for sale           $ 67,861
                                                                       ========

     Operating results of the tissue business for 1998, 1997 and 1996 are shown separately in the Consolidated Statements of Income as income from discontinued tissue operations, net of tax. The discontinued tissue operating results include an allocation of consolidated net interest expense based upon net assets. The net interest expense allocated was $.1 million, $2.3 million and $2.8 million in 1998, 1997 and 1996, respectively. Tissue sales of $8.3 million in 1998, $136.2 million in 1997 and $133.6 million in 1996 were excluded from revenues in the Consolidated Statements of Income.

Disposable Diaper Business

In February 1996, the Company sold all the operating assets of the disposable diaper business, primarily properties and inventory, to Paragon Trade Brands, Inc. (Paragon) for $50.5 million in cash and shares of unregistered Paragon common stock having a value at the time the transaction was closed of approximately $13.1 million. The Company sold the stock to Paragon in 1996 for a pre-tax gain of $1.9 million. The gain on the sale of this stock is included in other gains in the Consolidated Statements of Income.

     During the fourth quarter of 1998, the Company settled certain diaper business legal issues outstanding and recognized costs associated with former diaper business facilities. The charges totaled $6 million pre-tax ($4 million after tax).


11.  LEGAL MATTERS AND CONTINGENCIES

The Company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to many variables and cannot be predicted with any degree of certainty, the Company presently believes that the ultimate outcome resulting from these proceedings and matters would not have a material effect on the Company's current financial position or liquidity; however, in any given future reporting period such proceedings or matters could have a material effect on results of operations.

     The Company has been contacted by the local governmental owner of a vacant industrial site in Oregon on which the Company previously conducted business. The owner informed the Company that the site is contaminated by creosote and, to a lesser extent, hydrocarbons, and that the owner planned to undertake a voluntary cleanup of the site. The owner has requested that the Company participate in the cost of the cleanup. The Company is currently participating in the investigation stage of this site with remediation and monitoring to occur over several years, likely beginning in 2001. Based on preliminary findings, the Company has estimated the likely cost of remediation and monitoring to be in the range of $15 million to $20 million. The Company has established reserves for environmental remediation and monitoring related to this site in an amount it believes is probable and reasonably estimated. The Company has not assumed it will bear the entire cost of remediation to the exclusion of the other known potentially responsible party (PRP) who may be jointly and severally liable. The ability of the other PRP to participate has been taken into account based generally on the PRP's financial condition and probable contribution.

                                                                              29
--------------------------------------------------------------------------------

The ultimate cost to the Company for site remediation and monitoring cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative clean-up methods, the clean-up time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine the Company's share of multi-party obligations or the extent to which contributions will be available from the other PRP. Anticipated recoveries from insurance carriers have been recorded at such time as their receipt is deemed probable and amounts are reasonably estimated.


12.  SEGMENT INFORMATION

The Company is a manufacturer of pulp and lumber, with operations in the U.S. and in Western Canada. The Company classifies its business into two operating segments: wood products and pulp products. The two operating segments were identified as distinct segments based upon the difference in products and the manner in which the operations are managed. Wood products manufactures standardized and specialty lumber and sells residual wood chips. Lumber products are sold mainly to wholesalers, and wood chips are sold to manufacturers of pulp and paper.

     Pulp products manufactures a broad range of pulp utilizing both wood chips and sawdust as fiber sources. Pulp products are sold primarily to end users in North America, Europe and Pacific Rim countries. One pulp customer represented 13 percent of 1998 total pulp operations revenues. The accounting policies of the operating segments are the same as those described in Accounting Policies,
Note 1. The Company evaluates performance based on profit or loss before income taxes. A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(thousands)                                                  1998             1997             1996
---------------------------------------------------------------------------------------------------
Revenues
     Wood products                                    $   216,940      $   248,320      $   231,713
     Pulp products                                        203,845           81,579           82,132
                                                      ---------------------------------------------
          Total operating segments                    $   420,785      $   329,899      $   313,845
                                                      =============================================

Operating profit (loss)
from continuing operations
     Wood products                                    $     1,294      $    24,924      $    22,943
     Pulp products                                        (21,169)          (2,650)         (10,815)
                                                      ---------------------------------------------
          Total operating segments                        (19,875)          22,274           12,128
     Corporate                                            (12,511)          (7,509)          (8,940)
     Interest, net                                         (7,973)          (5,995)          (6,035)
     Gain on sale of equity securities                          -                -            1,852
                                                      ---------------------------------------------
                                                      $   (40,359)     $     8,770      $      (995)
                                                      =============================================

Depreciation and
amortization expense
     Wood products                                    $     7,629      $     7,902      $     8,451
     Pulp products                                         20,965           10,313           10,439
                                                      ---------------------------------------------
          Total operating segments                         28,594           18,215           18,890
     Corporate                                                674              543              753
     Discontinued tissue operations                           651           11,298           11,797
                                                      ---------------------------------------------
                                                      $    29,919      $    30,056      $    31,440
                                                      =============================================

Total assets
     Wood products                                    $   116,328      $   123,913      $   123,145
     Pulp products                                        272,586           93,283           97,781
                                                      ---------------------------------------------
          Total operating segments                        388,914          217,196          220,926
     Corporate                                             60,675           90,710           69,653
     Discontinued tissue operations (1)                         -           67,861          117,350
                                                      ---------------------------------------------
                                                      $   449,589      $   375,767      $   407,929
                                                      =============================================

Capital expenditures
     Wood products                                    $    13,445      $     6,159      $     3,422
     Pulp products                                         12,238            2,742            1,708
                                                      ---------------------------------------------
          Total operating segments                         25,683            8,901            5,130
     Corporate                                              1,271              497              128
     Discontinued tissue operations                           620            3,686            1,922
                                                      ---------------------------------------------
                                                      $    27,574      $    13,084      $     7,180
                                                      =============================================

Revenues by
geographic region (2)
     United States                                    $   242,437      $   261,582      $   254,882
     Europe                                                78,782           15,274           10,898
     Other                                                 99,566           53,043           48,065
                                                      ---------------------------------------------
                                                      $   420,785      $   329,899      $   313,845
                                                      =============================================

Properties by
geographic region
     United States                                    $    71,889      $    75,932      $   166,437
     Canada                                               162,503           32,233           35,229
                                                      ---------------------------------------------
                                                      $   234,392      $   108,165      $   201,666
                                                      =============================================


(1) Discontinued tissue operations for 1997 reflects tissue operations net assets held for sale.
(2)  Revenues are reported by the location of the customer.

30
--------------------------------------------------------------------------------

                Pope & Talbot, Inc. and Subsidiaries
                For the years ended December 31, 1998, 1997, 1996, 1995 and 1994 (in thousands of dollars except per share amounts)

FIVE-YEAR SUMMARY OF
SELECTED FINANCIAL DATA

                                                                    1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------------------
Operations
Revenues                                                      $  420,785   $  329,899   $  313,845   $  417,396   $  397,923
Depreciation and amortization                                     29,919       30,056       31,440       45,066       39,061
Interest expense, net                                              7,973        5,995        6,035        9,480        7,167
Income (loss) from continuing operations                         (23,460)       4,432       (1,329)       4,955       26,589
Income (loss) from discontinued operations                        23,059        5,588        5,238      (29,793)     (10,692)
Cumulative effect of accounting change                               743            -            -            -            -
                                                              --------------------------------------------------------------
Net income (loss)                                             $      342   $   10,020   $    3,909   $  (24,838)  $   15,897
                                                              ==============================================================

Per Common Share
Income (loss) from continuing operations - basic              $    (1.74)  $      .33   $     (.10)  $      .37   $     2.03
Income (loss) from continuing operations - diluted                 (1.74)         .33         (.10)         .37         1.99
Income (loss) from discontinued operations - basic                  1.71          .42          .39        (2.23)        (.82)
Income (loss) from discontinued operations - diluted                1.71          .42          .39        (2.23)        (.79)
Cumulative effect of accounting change -
   basic and diluted                                                 .06            -            -            -            -
Cash dividends                                                       .76          .76          .76          .76          .76
Stockholders' equity                                               11.72        13.31        13.71        14.19        17.08


Year-End Common Shares Outstanding, Net of Treasury Stock         13,481       13,481       13,364       13,364       13,363
   (in thousands)


Financial Position (at December 31)
Current assets                                                $  188,094   $  210,950   $  164,502   $   207,252  $  223,050
Properties, net                                                  234,392      108,165      201,666       225,760     282,827
Deferred income tax assets, net                                   16,218       24,843       21,871        16,531           -
Other assets                                                      10,885       31,809       19,890        22,684      33,507
                                                              --------------------------------------------------------------
                                                              $  449,589   $  375,767   $  407,929   $   472,227  $  539,384
                                                              ==============================================================

Current liabilities                                           $   85,042   $   84,835   $   87,067   $   113,495  $  103,576
Long-term liabilities                                             28,727       22,765       29,608        30,526      28,777
Long-term debt                                                   138,004       88,705      108,026       138,514     177,471
Deferred income tax liabilities, net                                   -            _            -             -       1,365
Minority interest                                                 39,759            _            -             -           -
Stockholders' equity                                             158,057      179,462      183,228       189,692     228,195
                                                              --------------------------------------------------------------
                                                              $  449,589   $  375,767   $  407,929   $   472,227  $  539,384
                                                              ==============================================================

                                                                              31
--------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION


The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information.

For interim quarterly statements, the income tax provision (benefit) is estimated using the best available information for projected results for the entire year.

                                                                                      Quarter
                                                                ----------------------------------------------------
(in thousands of dollars except per share amounts)                   First        Second         Third        Fourth          Year
-----------------------------------------------------------------------------------------------------------------------------------
1998
Revenues                                                        $  103,493    $  106,502    $  104,315    $  106,475    $  420,785
Gross profit (loss)                                                 (2,681)       (2,940)       (5,130)        2,465        (8,286)
Loss from continuing operations                                     (6,593)       (7,126)       (6,753)       (2,988)      (23,460)
Income (loss) from discontinued operations                          27,074             -             -        (4,015)       23,059
Cumulative effect of accounting change                                   -             -             -           743           743
                                                                ------------------------------------------------------------------
Net income (loss)                                               $   20,481    $   (7,126)   $   (6,753)   $   (6,260)   $      342
                                                                ==================================================================

     Per Common Share
     Basic and diluted income (loss):
          Loss from continuing operations                       $     (.49)   $     (.53)   $     (.50)   $     (.22)   $    (1.74)
          Income (loss) from discontinued operations                  2.01             -             -          (.30)         1.71
          Cumulative effect of accounting change                         -             -             -           .06           .06
                                                                ------------------------------------------------------------------
               Net income (loss)                                $     1.52    $     (.53)   $     (.50)   $     (.46)   $      .03
                                                                ==================================================================

     Dividends                                                  $      .19    $      .19    $      .19    $      .19    $      .76
     Stock price - high                                            16 1/16        16 7/8        12 5/8       10 5/16        16 7/8
                 - low                                             13 3/16       11 1/16         8 3/4         7 5/8         7 5/8

1997
Revenues                                                        $   84,092    $   88,337    $   80,683    $   76,787    $  329,899
Gross profit                                                         6,079        10,128         8,025         5,347        29,579
Income from continuing operations                                      243         2,342         1,425           422         4,432
Income from discontinued operations                                  1,135         1,639         1,935           879         5,588
                                                                ------------------------------------------------------------------
Net income                                                      $    1,378    $    3,981    $    3,360    $    1,301    $   10,020
                                                                ==================================================================

     Per Common Share
     Basic and diluted income:
          Income from continuing operations                     $      .02    $      .18    $      .11    $      .03    $      .33
          Income from discontinued operations                          .08           .12           .14           .07           .42
                                                                ------------------------------------------------------------------
               Net income                                       $      .10    $      .30    $      .25    $      .10    $      .75
                                                                ==================================================================

     Dividends                                                  $      .19    $      .19    $      .19    $      .19    $      .76
     Stock price - high                                             16 7/8        16 7/8        22 1/8        21 7/8        22 1/8
                 - low                                              13 5/8        13 1/4       16 5/16        13 1/2        13 1/4