Form 10-K, Exhibit 13
period 1999-12-31
POPE & TALBOT INC /DE/
filed 2000-03-22
CIK 311871

9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Pope & Talbot, Inc. and Subsidiaries

OVERVIEW

Improving pulp and lumber markets, combined with pulp mill and sawmill efficiency gains, led to dramatically improved financial results in 1999. Net income for 1999 was $14.4 million, or $1.05 per diluted share, compared with a loss from continuing operations of $23.5 million, or $1.74 per diluted share, in 1998. Income from continuing operations was $4.4 million, or $.33 per diluted share, in 1997. On November 8, 1999, the Company acquired the remaining minority interest in Harmac Pacific Inc. (Harmac). The Company became the controlling shareholder of Harmac with a 53 percent ownership interest on February 2, 1998 and increased its ownership of Harmac to 60 percent on December 2, 1998. The Company's consolidated results of operations include Harmac's results from February 2, 1998.

         The Company made significant progress during 1999 on several strategic objectives. In the fourth quarter of 1999, with the acquisition of the remaining Harmac minority interest, the Company completed the last step of the process begun in 1997 to reposition the Company to exclusively wood products and pulp business lines. On a per share basis, Pope & Talbot is highly leveraged to pulp and lumber price changes. Production of North American softwood lumber reached a new record high in 1999, the highest level in twelve years. Lumber prices reached a cyclical high in the third quarter of 1999 and at year-end 1999 remained above 1998 price levels. In January 2000, the list price of northern bleached softwood kraft (NBSK) pulp delivered into Europe increased to $630 per metric ton, a level not experienced since the first quarter of 1996.

         Total revenues in 1999 increased to $486.9 million from $420.8 million in 1998 and $329.9 million in 1997. Lumber sales volumes in 1999 were flat compared with 1998, but the Company's average lumber sales prices increased 16 percent. Pulp sales volumes in 1999 increased 10 percent over 1998 volumes, and average pulp sales prices ton increased 4 percent. Comparing 1998 revenues with 1997, excluding Harmac revenues of $140.3 million in 1998, total revenues would have been less than 1997 primarily due to low commodity prices in both lumber and pulp. In addition, U.S. pulp operations in 1998 experienced a 12 percent decrease in volume sold compared with 1997 as the result of market-related downtime.

         The Company's focus on cost reductions at the mills and on controlling selling, general and administrative expenses was also a strategic objective. Cost of sales were $430.7 million, $429.1 million and $300.3 million in 1999, 1998 and 1997, respectively. The increase in cost of sales in 1998 compared with 1997 primarily reflects the acquisition of Harmac in 1998. Included in the 1998 amount was $140.4 million of Harmac pulp operations costs. For additional details regarding costs of sales, see the Wood Products and Pulp Products sections following this overview.

         Selling, general and administrative expenses were $23.9 million in 1999, compared with $24.1 million in 1998 and $14.8 million in 1997. Costs in 1998 increased $9.3 million over 1997 primarily due to the inclusion of Harmac in the 1998 results without any corresponding amounts in 1997. In 1999, the Company's progress in reduction of costs through integration of Harmac's corporate and sales functions with Pope & Talbot's was largely offset by higher legal and other corporate costs.

         The Company is also focused on maximizing return on invested capital. Capital expenditures for 1999, excluding environmental compliance costs, have been aimed at small, high-return investments to increase efficiencies and capacity. The open market purchases by the Company of approximately 430,000 shares of its common stock in the fourth quarter of 1999 was consistent with the goal of maximizing returns on invested capital.

RESULTS OF OPERATIONS

WOOD PRODUCTS

The Company's Wood Products business comprised 51 percent of 1999 consolidated revenues and generated an operating profit before corporate expenses, interest and income taxes of $42.6 million. Results for 1999 compared to 1998 and 1997 operating profits of $1.3 million and $24.9 million, respectively.

         Wood Products revenues were $248.7 million in 1999 compared with $216.9 million and $248.3 million in 1998 and 1997, respectively. The $31.8 million increase in 1999 was due primarily to a 16 percent increase in average lumber prices. The 1998 revenue decrease relative to 1997 was due to lumber prices averaging 21 percent lower in 1998.

         U.S. lumber consumption reached record levels in 1999, with housing starts of almost 1.7 million and softwood lumber consumption in the U.S. approximating 54 billion board feet. Improving economies in Japan and other Pacific Rim countries also had a favorable impact on lumber demand in 1999. The Company shipped 577.9 million board feet in 1999, compared with 573.0 million board feet in 1998 and 546.4 million board feet in 1997. The average price per thousand board feet of western spruce/pine/fir (SPF) lumber has fluctuated significantly during the last three years. The Random Lengths Composite Price Index for SPF averaged $354 per thousand board feet in 1997, $288 in 1998 and rose to $342 in 1999. Despite record domestic demand in 1998, the collapse of the Japanese and other Asian economies caused the price of lumber to drop dramatically in 1998.

         Wood Products cost of sales for 1999 totaled $199.3 million, compared with $211.8 million in 1998 and $219.1 million in 1997. The $12.5 million decrease in cost of sales in 1999 was primarily due to reductions in the cost of saw logs as well as to lower manufacturing costs. Wood Products cost of sales in 1998 declined $7.3 million from 1997, primarily due to log cost decreases. Average log costs dropped 17 percent in the Canadian sawmills and 3 percent in the U.S sawmills in 1999, after decreasing 11 percent and 5 percent, respectively, in 1998 relative to 1997. British Columbia stumpage fees, which are indexed (with a three-month lag) to lumber prices, increased in the third quarter of 1999 in response to rising lumber prices. Lumber production per man-hour and lumber recovery from logs increased in 1999 and 1998 relative to 1997 as the result of several well-targeted capital expenditures. In the fourth quarter of 1999, the Company completed the installation of a new curve sawing gang-edger at the Spearfish, South Dakota mill. The new energy system in place at our largest Canadian sawmill, Castlegar, led to further cost savings in 1999.

         Approximately 75 percent of the Company's current lumber capacity is located in British Columbia, Canada. Most of the timber supply for the Canadian mills is under long-term harvesting licenses with the Provincial Government and the balance is purchased in the open market. Lumber sales into the U.S. from certain provinces in Canada (including British Columbia) are subject to tariffs under the 1996 Softwood Lumber Agreement. Based on this agreement, as amended by Canada and the United States on August 26, 1999, Canadian lumber producers in certain provinces are assigned quotas of lumber volumes which may be shipped to the U.S. tariff-free. Incremental volumes are subject to a three-tier tariff of $53 per thousand board feet, $106 per thousand board feet and $146 per thousand board feet. The first annual period subject to quotas and tariffs ended March 31, 1997. The Company's tariff-free volume was reduced by 11.4 million board feet from 1996/1997 fiscal year to the 1997/1998 fiscal year, and then by another 11.6 million board feet for the 1998/1999 fiscal year. The tariff-free volume was essentially unchanged from 1998/1999 to 1999/2000. Although the Company's volume at the $53 tariff was reduced by 4.1 million board feet for 1999/2000, the volume at the $106 tariff was limited (previously it was unlimited) and the additional tier at $146 per thousand board feet was added. The net impact of these changes has been to increase tariff fees paid to the Government of Canada and/or reduce production (by increasing downtime) at the Company's British Columbia sawmills. During 1999, 1998, and 1997, the Company expensed tariff charges of approximately $7.1 million, $2.9 million and $1.9 million, respectively, related to shipments from the Company's British Columbia sawmills into the U.S. Because of the Softwood Lumber Agreement, the Company took several shutdowns during 1999, 1998 and 1997. The Company continually evaluates the need for temporary shutdowns in balancing the economics of the Softwood Lumber Agreement, sales prices and production costs.

         The Provincial Government of British Columbia's Commission of Resources and Environment issued the Kootenay Boundary Land Use Plan in 1997. This land use plan set aside several new wilderness areas. Although no assurances can be given, management believes that in the near term, timber supplies for the Company's Canadian sawmills will be relatively stable. The Company has in place reforestation practices designed to sustain and enhance timber supplies in the long-term to mitigate the adverse effects of forest restrictions.

PULP PRODUCTS

In the fourth quarter of 1999, the Company completed the acquisition of the remaining 40 percent Harmac minority interest. As a result of acquiring the minority interest in Harmac's annual capacity, the Company increased its annual pulp capacity by 152,000 tons. In addition, integration of Harmac's administrative, sales and other mill support functions was substantially completed by the end of 1999. The Company's proportion of revenues in 1999 from pulp products was 49 percent of total revenues compared with 48 percent in 1998 and 25 percent in 1997. The Company is currently the world's ninth largest producer of high grade NBSK pulp with approximately 445,000 metric tons of capacity. The Company also has 125,000 metric tons of short-fiber (sawdust) pulp producing capacity. In 1999, revenues from the Company's pulp operations totaled $238.2 million, compared with $203.8 million in 1998 and $81.6 million in 1997. Due to steadily increasing pulp prices combined with sales volume increases, operating losses from the Company's pulp operations in 1999 decreased to $1.9 million from $21.2 million in 1998. Operating losses related to the Company's Halsey mill in 1997 totaled $2.7 million.

         Pulp pricing, reflecting weak pulp markets since the end of 1996, strengthened significantly in the second half of 1999. The European benchmark price for NBSK pulp averaged $587 per metric ton in the fourth quarter of 1999 compared with $462 per metric ton in the fourth quarter of 1998, an increase of 27 percent. The benchmark price of NBSK pulp per metric ton averaged $520 in 1999, $516 in 1998 and $566 in 1997.

         Pulp revenues in 1999 for the Company's Harmac mill, in Nanaimo, British Columbia, were $162.9 million on shipments of 375,000 metric tons. This compares with sales of $140.3 million on 335,000 metric tons in the eleven-month period of 1998. Approximately 50 percent of sales were to Europe, 30 percent to Japan and other Pacific Rim countries and 20 percent to North America.

         Harmac produced 370,800 tons in 1999, the highest volume of pulp produced by the mill since 1969. Harmac produced 325,100 metric tons of pulp in the eleven-month period of 1998. During 1999, total costs decreased $6 per metric ton of pulp. This reduction was primarily the result of lower fiber costs due to species mix changes and to lower labor costs. Mill staff reductions related to the 1998 restructuring initiative have reduced labor costs and improved the mill's man-hour per ton of production efficiency ratio to 3.1 from
3.6 for the year 1998.

         Harmac has a long-term fiber supply agreement with Weyerhaeuser Company Limited that provides 1.7 million cubic meters of fiber per year through 2019. Fiber is purchased at market or at prices determined under a formula intended to reflect fair market value of the fiber and which takes into account the net sales value of pulp sold by Harmac. Surplus residual fiber in coastal British Columbia and the mix of pulp products produced mitigated the impact of the more expensive whole log chips and the cost of fiber indexed to the sales price of pulp.

         To reduce break-even levels, the Company has focused on reducing operating costs at the Harmac mill. During 1998, the Company initiated a comprehensive restructuring plan by closing

Harmac's on-site log chipping mill and the Vancouver, BC corporate administrative and pulp sales office. The plan also included reductions of hourly and salaried staff at the mill. The pulp sales and administrative functions of Harmac and Pope & Talbot were combined during the fourth quarter of 1998 in the Company's corporate office in Portland, Oregon. The combined pulp sales function sells a broad range of pulp and is able to pursue larger pulp customers and negotiate better transportation prices. A new labor contract ratified in January 1999 provided for improved work practice flexibility, leading to further reductions in labor costs at the mill. Also in 1998, Harmac completed its three-year project to modernize its fiber handling system. As a result of these initiatives and other actions, Harmac lowered its manufacturing costs by $30 per metric ton from 1997 to 1999.

         Certain restructuring costs recorded by Harmac totaling $6.5 million (costs totaling $5.6 million associated with employee terminations and $900,000 of fixed asset write-offs) were included in liabilities in the computation of the fair value of assets and liabilities assumed at the acquisition date. Costs charged to the restructure liability in 1998 totaled $3.2 million and related primarily to severance and other employee benefits and fixed asset write-offs. Costs charged to the restructure liability in 1999, primarily cash payments for severance and other employee benefits, totaled $1.3 million. As of December 31, 1999, total restructuring costs incurred and anticipated for the restructuring plan totaled $5.0 million. Therefore, $1.5 million of restructuring costs included in the original acquisition cost allocation was reversed at December 31, 1999 as an adjustment to the fair value of assets and liabilities acquired. The remaining liability for restructuring costs at December 31, 1999 was $.5 million, representing employee benefits payable to terminated employees.

         Pulp revenues for the Company's Halsey, Oregon mill in 1999 were $75.3 million compared with $63.5 million in 1998 and $81.6 million in 1997. Average 1999 prices realized at Halsey increased 6 percent from 1998 prices. In addition, sales volume in 1999 increased 17 percent from 1998 volumes. For 1999 and 1998, all of Halsey's pulp sales were priced on the basis of market prices for the various grades of pulp, including the 35 to 40 percent sold to Grays Harbor Paper Company (Grays Harbor). During 1997, 50 percent of Halsey's pulp was sold to Grays Harbor with pricing contractually indexed to the price of white paper. In 1998, the contract was modified to provide for pricing based on southern mixed (U.S.) bleached hardwood kraft prices.

         Halsey shipped 185,000 metric tons of pulp in 1999, compared with 158,000 metric tons in 1998 and 180,000 metric tons in 1997. In 1999, the Halsey mill achieved an all-time production record of 181,000 metric tons. Production was reduced in 1998 to balance inventory levels and reduce fiber costs.

         The Halsey mill produces pulp from two fiber sources- wood chips and sawdust. Sawdust has historically been in greater supply and less expensive than wood chips, which are normally used as the primary raw material for pulp mills. As a result of rising wood chip prices in 1998, Halsey further shifted its mix of production in favor of the lower cost fiber source. Halsey's 1999 sales mix was 69 percent sawdust pulp compared with 62 percent and 59 percent in 1998 and 1997, respectively. Sawdust prices averaged 9 percent higher in 1999 compared with 1998, and rose 16 percent in 1998 from 1997 levels. In contrast, the price of wood chips fell 17 percent in 1999 from 1998 average prices. Wood chip prices in 1998 increased 49 percent from average prices in 1997.

         The Company expects to complete its $35 million chlorine dioxide capital project at the Halsey mill by the end of 2000. These expenditures will improve the environmental performance of the mill and make it fully compliant with the Environmental Protection Agency's (EPA) "Cluster Rules." In addition, pulp quality will be improved.

         The Company changed the method of depreciating its U.S. pulp production assets from straight-line to units-of-production in 1998. The Company believed this method, common within the industry, most appropriately matches production costs with pulp sales revenues and brought the accounting methods of the Company's pulp mills into conformity. The impact to the consolidated loss from continuing operations in 1998 was a reduction of depreciation expense before tax of $.8 million. The cumulative effect of this accounting change on years prior to 1998 was income of $.7 million, net of tax, or $.06 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of internally generated cash is operating income before depreciation and the principal external source of cash is debt financing. The Company had a strong recovery in earnings before income taxes, depreciation and amortization (EBITDA), starting in the second quarter of 1999. EBITDA for the year 1999 was $65.1 million compared with a negative EBITDA of $3.1 million in 1998 and EBITDA of $33.5 million for 1997. EBITDA for all years excludes the impact of minority interest and discontinued operations.

         The $14.4 million increase in accounts receivable in 1999 was primarily the result of higher pulp sales volumes at higher prices in 1999. Inventories increased at year-end 1999 as logging activities increased during the winter months, and higher levels of wood chips for pulp operations were acquired at favorable prices in late 1999. Cash flow from reductions in inventories in 1998 of $16.9 million related primarily to active management of Wood Products log and lumber inventories. Changes in current and deferred income taxes in 1999 and 1998 relate primarily to the utilization of deferred tax assets related to net operating loss carryforwards. The increase in other liabilities in 1998 related primarily to restructuring cost liabilities.

         On September 30, 1999, the Company completed the sale and leaseback of its Halsey, Oregon pulp mill. The Company received $64.6 million in cash and treated the transaction as a financing for financial reporting purposes. A portion of the proceeds was used to fund the Company's $35 million capital project to bring the Halsey mill into compliance with the EPA's "Cluster Rules."

         On November 8, 1999, the Company acquired the 40 percent of the outstanding Harmac stock it did not already own. Under terms of the agreement, Harmac shareholders received approximately $20 million U.S. in cash and approximately 1.5 million shares of Company common stock. In conjunction with the transaction, Harmac redeemed its 8% convertible subordinated debentures with an outstanding principal balance of $76.5 million Canadian (approximately $52 million U.S.) at par plus accrued interest. The cash requirements for these transactions were financed with a portion of the proceeds from the Halsey mill sale/leaseback and existing cash balances.

         On February 2, 1998, the Company increased its ownership of Harmac stock from 10 percent to 53 percent through completion of a cash tender offer. The total cost of the 53 percent interest in Harmac was $50.3 million, net of cash acquired of $19.6 million, and included common stock purchases and other acquisition costs. The payment for Harmac shares was made from existing cash and cash equivalent balances and borrowings of approximately $20 million under the Company's revolving credit agreement. The sale of the tissue business, also in the first quarter of 1998, generated $120.5 million in cash and the purchaser assumed certain tissue business liabilities. The Company used the cash received primarily to pay down short-term debt obligations related to the Harmac acquisition and to purchase short-term investments. In December 1998, the Company acquired an additional 1.2 million shares of Harmac stock for $2.5 million, increasing its ownership to 60 percent.

         In April 1999, the Company's Board of Directors authorized the repurchase of up to 2 million shares of its common stock through open market and privately negotiated transactions. During the fourth quarter of 1999, the Company acquired approximately 430,000 shares of its common stock for $5.2 million through open market purchases. The Company acquires its stock when the Company believes its shares are undervalued in the market.

         The Company has historically paid dividends based on a percentage of equity. Dividends paid totaled $7.0 million in 1999, and $10.2 million in 1998 and 1997. In the first quarter of 1999, the Board of Directors reduced the quarterly dividend rate to $.11 per share from $.19 per share to conserve the Company's net worth and cash balances.

         At December 31, 1999 and 1998, the current ratio was 2.1 to 1 and 2.5 to 1, respectively, and the Company's long-term debt to total capitalization ratio was 44 percent and 41 percent, respectively. At December 31, 1999, the Company had available approximately $67 million of borrowing capacity under revolving credit lines totaling $78 million.

         Total capital spending in 1999 was $24.8 million. Capital spending in 1999, excluding Halsey's environmental compliance spending, was $18.1 million compared with $27.6 million in 1998 and $13.1 million in 1997. The 1998 capital expenditures included Harmac's expenditures totaling $8.1 million, of which $6.6 million related to the installation of a barge unloading facility to modernize its fiber handling system. The Wood Products division spent approximately $9 million in 1998 for a waste wood burning energy system at the Castlegar sawmill.

         The Company estimates it will spend approximately $35 million on capital projects at its Halsey pulp mill by the end of 2000 to comply with the EPA "Cluster Rules." Approximately $8.2 million of costs related to this project have been incurred through December 31, 1999. Other anticipated capital projects in the Wood and Pulp Divisions for 2000 will be primarily to sustain existing operations with a limited number of relatively small, high-return projects. Projected 2000 capital spending will be funded with internally generated cash and supplemented, if necessary, with borrowings on the Company's lines of credit.

DISCONTINUED OPERATIONS

In January 1998, the Company sold the assets of its tissue business for cash consideration of $120.5 million and the assumption by the purchaser of certain liabilities. The liabilities assumed included the $18.8 million City of Eau Claire note payable and the business's $7.1 million post-retirement benefit obligation. The sale closed on March 6, 1998 and the Company recognized a gain of $26.8 million, net of tax. The Company's tissue business operating results are reflected in the Consolidated Statements of Income as income from discontinued operations, net of tax.

         The Company sold its disposable diaper business in February 1996. In 1998, the Company settled legal issues related to the diaper business and recognized certain costs related to facilities formerly used in diaper production. These costs were $4.0 million, net of tax, or $.30 per share.

         See Note 11 of Notes to Consolidated Financial Statements for additional discussion of the discontinued tissue and disposable diaper businesses.

YEAR 2000 COMPLIANCE

Pope & Talbot, like all other companies using computers and microprocessors, was faced with the task of addressing the Year 2000 problem. The Year 2000 issue existed because many computer systems and applications use two-digit fields to designate a year. This could have led to incorrect results when computer software performs arithmetic operations, comparisons or data field sorting involving years later than 1999. As a result of the Company's efforts towards systems replacement or corrections, no significant systems problems occurred at the turn of the millennium.

         Beginning in 1998, the Company embarked on a comprehensive approach to identify where this problem was likely to occur in its information technology and manufacturing systems, and to evaluate the Year 2000 readiness of certain third parties, such as suppliers and customers. The direct costs of projects solely intended to correct the Company's Year 2000 problems approximated $3.3 million. Most of these expenditures, related to replacement of systems and applications, have been capitalized. No significant additional Year 2000 expenditures are anticipated.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The statements contained in this report that are not statements of historical fact, including without limitation, statements containing the words "believes," "expects," and words of similar import, constitute forward-looking statements that involve a number of risks and uncertainties. Moreover, from time to time the Company may issue other forward-looking statements. Investors are cautioned that such forward-looking statements are subject to an inherent risk that actual results may differ materially from such forward-looking statements. Factors that may result in such variances include, but are not limited to the following:

CYCLICAL OPERATING RESULTS AND PRODUCT PRICING

The Company's financial performance is principally dependent on the prices it receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. Prices for both of the Company's principal products, lumber and pulp, fell during 1998 and then improved in 1999. No assurance can be given as to the sustainability of the recent price improvements.

         The Company's financial performance is also dependent on the rate at which it utilizes its production capacity. When capacity utilization is reduced in response to weak demand for the Company's products, its cost per unit of production increases and its profitability decreases.

         The markets for the Company's products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

     o    additions to industry capacity;

     o    increased industry production;

     o periods of insufficient demand due to weak general economic activity or other causes; and

     o    inventory destocking by customers.

        The Company's primary products are commodities, resulting in extreme price competition. Both the wood products and pulp industries have had over-capacity for several years. The Company's industries are capital-intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. This has caused substantial price competition and volatility and caused the Company to generate net losses from continuing operations as recently as 1996 and 1998. These losses were primarily due to losses in its pulp operations, which continued to be unprofitable in 1999. In the event of a recession, demand and prices are likely to drop substantially.

RISKS OF INTERNATIONAL BUSINESS

In general, the Company's sales are subject to the risks of international business, including:

     o    fluctuations in foreign currencies;

     o changes in the economic strength of the countries in which it does business;

     o    trade disputes;

     o    changes in regulatory requirements;

     o    tariffs and other barriers; and

     o quotas, duties, taxes and other charges or restrictions upon exportation and importation.

         The economic crisis in Asia softened demand for wood and pulp products in that region and, consequently, lowered prices in 1998. As a result, producers for the Asian markets redirected their products to other regions, thereby lowering prices elsewhere. In addition, Asian producers may be able to further lower prices and increase exports as a result of their depreciated currencies. Weakness in Asian markets has eroded worldwide pricing for the Company's products, indirectly adversely affecting its financial results. Asian markets strengthened in 1999, but if these markets worsened, it could have a material adverse effect on the Company's financial condition and results of operations.

AVAILABILITY AND PRICING OF RAW MATERIALS

Logs, wood chips and sawdust, the principal raw materials used in the manufacture of the Company's products, are purchased in highly competitive, price-sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Supply and price of these raw materials are dependent upon a variety of factors over which the Company has no control, including environmental and conservation regulations, and natural disasters, such as forest fires, hurricanes and other extreme weather conditions. A decrease in the supply of logs, wood chips and sawdust can cause higher raw material costs.

         The principal sources of raw material for the Company's wood products operations are timber obtained through long-term cutting licenses on public lands, logs purchased on open markets, timber offered for sale through competitive bidding by U.S. federal agencies and timber purchased under long-term contracts to cut timber on private lands. The Company's lumber capacity comes from British Columbia (75%) and the Black Hills region of South Dakota and Wyoming (25%). In Canada, the Company's timber requirements are obtained primarily from the Provincial Government of British Columbia under long-term timber harvesting licenses which allow the Company to remove timber from defined areas annually on a sustained yield basis. Under these licenses, the Provincial Government has the authority to modify prices and harvest volumes at any time. British Columbia's Commission on Resources and Environment issued the Kootenay Boundary Land Use Plan of 1997. This land use plan set aside several new wilderness areas. The British Columbia government has also implemented a Forest Practices Code, which sets strict standards for logging activities and reforestation responsibilities. No assurance can be given that in the near or long-term the Company's timber supplies will be stable or that these forest restrictions will not have a material adverse effect on the Company's operations.

         Softwood fiber (wood chips and sawdust), particularly in the quantities necessary to support world-scale pulp production facilities, is in increasingly short supply in the Pacific Northwest. In the last decade Pacific Northwest log availability has been reduced and lumber and plywood mills have shut down. The volume of lower cost residual chips has dropped correspondingly. Pulp mills that require wood chips as the primary source of raw material now rely on additional higher cost supply sources which produce chips directly from pulpwood and/or deliver from greater distances. Consequently, the market price of chips to all buyers has increased. To provide an adequate supply of wood fiber for its Halsey, Oregon mill, the Company has expanded its capability of using sawdust as a raw material for a significant portion of the production and diversified its suppliers of fiber. There can be no assurance that the Company will be able to obtain an adequate supply of softwood fiber for its operations.

DEPENDENCE ON A SINGLE SUPPLIER FOR THE HARMAC PULP MILL

Harmac has a long-term fiber supply agreement with Weyerhaeuser Company Limited that provides for at least 75% of Harmac's fiber requirements through 2019. Fiber is purchased at market or at prices determined under a formula intended to reflect fair market value of the fiber and which takes into account the net sales value of pulp sold by Harmac. The failure by Weyerhaeuser to deliver the required fiber pursuant to this contract could have a material adverse effect on the Company as a whole.

DEPENDENCE ON A SINGLE CUSTOMER FOR THE HALSEY PULP MILL

Approximately 35-40% of the pulp produced by the Halsey, Oregon pulp mill is sold to Grays Harbor Paper Company pursuant to a long-term contract. Loss of this key customer would have a material adverse impact on the Company if a replacement buyer could not be secured on a timely basis.

QUOTAS AND EXPORT FEES ON LUMBER EXPORTS TO THE UNITED STATES

Softwood lumber exports to the U.S. by Canadian producers have been a contentious trade issue between Canada and the U.S. for a number of years. Effective April 1996, the governments of Canada and the U.S. entered into the Softwood Lumber Agreement for the export of softwood lumber to the U.S. Pursuant to the agreement, in each fiscal year ended March 31, Canadian softwood lumber producers are assigned quotas of lumber volumes which may be shipped to the U.S. tariff-free. Incremental volumes were subject to a two-tier tariff of $53 per thousand board feet and $106 per thousand board feet. On August 26, 1999 Canada and the United States amended the Softwood Lumber Agreement to add a third-tier tariff at a rate of $146 per thousand board feet and to reduce the amount of timber volume subject to the first tier by 25%. The Company has been allocated a specific quota within each tier. The Company's tariff-free volume was reduced by
11.4 million board feet from the 1996/1997 fiscal year to the 1997/1998 fiscal year, and then by another 11.6 million board feet for the 1998/1999 fiscal year. As a partial offset, the Company received increases in allocation at the lower tariff from the 1996/1997 fiscal year to the 1998/1999 fiscal year. For the 1999/2000 fiscal year, the Company's tariff-free volume was essentially unchanged, while its volume at the $53 tariff level was decreased by 4.1 million board feet.

         In March 1999, the Company filed under the North American Free Trade Agreement a claim against the Canadian Federal Government. In its claim, the Company asserts that its duty-free export quota has been unfairly reduced. There can be no assurance as to when the claim will be resolved. The Canadian Softwood Lumber Agreement expires in 2001 and the Company cannot predict whether the agreement will be renewed or what the terms of any renewed agreement might be.


GLOBAL COMPETITION

The markets for the Company's products are highly competitive on a global basis, with a number of major companies competing in each market and with no company holding a dominant position. In particular, the wood products industry is highly competitive, with a large number of companies producing products that are reasonably standardized. Many of the Company's competitors have substantially greater financial resources than it does. Some of its competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. While the principal basis for competition is price, the Company also competes to a lesser extent on the basis of quality and customer service.

EXCHANGE RATE FLUCTUATIONS

Although the Company's sales are made primarily in U.S. dollars, a substantial portion of its operating costs and expenses are incurred in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on its business, financial condition, results of operations and cash flows.

ENVIRONMENTAL REGULATION

The Company is subject to extensive federal, state, provincial and local environmental laws and regulations. These laws and regulations impose stringent standards on the Company regarding, among other things:

     o    air emissions;

     o    water discharges;

     o    use and handling of hazardous materials;

     o    use, handling and disposal of waste; and

     o    remediation of environmental contamination.

         The Company may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, the Company may discover currently unknown environmental problems or conditions which may or may not require remediation. Any such event could have a material adverse effect on its business, financial condition, results of operations and cash flows. The Company has spent significant amounts of money in the past to comply with environmental regulations and expects that it will have to spend money in the future. The Company has taken reserves based on current information to address environmental liabilities. Additional significant expenditures could be required if the law changes or new information is discovered, and those expenditures could have a material adverse effect on its financial condition. In addition, the Company has been required to make significant environmental capital expenditures every year.

         In April 1998, the U.S. Environmental Protection Agency published regulations known as the "Cluster Rules" establishing standards and limitations for air and water emissions by pulp mills. The capital costs to comply with these new regulations at the Halsey pulp mill are anticipated to total approximately $35 million, with compliance required by the first quarter of 2001.

The Company has spent $8.2 million of these capital costs through the end of 1999 and expects the mill upgrade to be complete by the end of 2000.

         Current legislation requires all pulp mills in British Columbia to eliminate the discharge of chlorinated organic compounds by December 31, 2002. Currently, the cost of available technology to eliminate all chlorinated organic compounds at kraft pulp mills is prohibitive. The British Columbia government, industry participants and other stakeholders are engaged in discussion to resolve this issue. If the current legislation is not amended, substantially all of the chemical pulp mills in British Columbia would likely be required to be closed, which would have a material adverse effect on the Company's business.

         The Company is currently participating in the investigation of environmental contamination at two sites on which it previously conducted business. See Note 12 of Notes to Consolidated Financial Statements. The ultimate cost to the Company for site remediation and monitoring on these sites cannot be predicted with certainty due to the unknown magnitude of the contamination, the varying costs of alternative clean-up methods, the clean-up time frame possibilities, the evolving nature of remediation technologies and governmental regulations and the inability to determine its share of multi-party obligations or the extent to which contributions will be available from other parties, including insurance carriers.

COST REDUCTIONS EXPECTED FROM CAPITAL EXPENDITURES

The Company has made and will continue to make capital expenditures in both its lumber and pulp operations from which it expects to generate cost savings. Although the Company's management is experienced in achieving cost reductions and operating efficiencies, there can be no assurance that any specified level of cost savings will be fully achieved or will be achieved within the time periods contemplated. In addition, cost savings from capital projects may be offset by cost increases in other areas so that total costs may not actually decrease.

FINANCIAL LEVERAGE

As a result of increased borrowings, the Company's long-term debt as a percentage of total capitalization at December 31, 1999 of 44 percent is higher than in recent years. While the Company's leverage level is not unusual for the forest products and pulp industries, such leverage increases its financial risk by (i) potentially increasing the cost of additional financing for working capital, capital expenditures and other purposes, and (ii) increasing the amount of cash flow dedicated to the payment of interest and principal.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pope & Talbot, Inc.

We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Harmac Pacific Inc., which statements reflect total assets and total revenues of 43 percent and 33 percent in 1998, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the other entity, is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for depreciation of pulp production assets from the straight-line method to the units-of-production method.


ARTHUR ANDERSEN LLP


Portland, Oregon
JANUARY 20, 2000

CONSOLIDATED BALANCE SHEETS

Pope & Talbot, Inc. and Subsidiaries
As of December 31
(in thousands of dollars except per share amounts)

                                                                                       1999            1998
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                        $ 22,719        $ 27,473
  Short-term investments                                                             10,649           9,857
  Accounts receivable                                                                74,099          59,676
  Inventories                                                                        84,466          77,757
  Prepaid expenses                                                                   10,866          10,651
                                                                               -------------   -------------
    Total current assets                                                            202,799         185,414
Properties:
  Plant and equipment                                                               457,537         424,519
  Accumulated depreciation                                                         (232,129)       (199,417)
                                                                               -------------   -------------
                                                                                    225,408         225,102
  Land and timber cutting rights                                                      8,759           9,290
                                                                               -------------   -------------
     Total properties                                                               234,167         234,392
Other assets:
  Deferred income tax assets, net                                                    19,448          16,218
  Other                                                                              13,792          13,565
                                                                               -------------   -------------
    Total other assets                                                               33,240          29,783
                                                                               -------------   -------------
                                                                                  $ 470,206       $ 449,589
                                                                               =============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                                            $ 11,059        $ 10,259
  Current portion of long-term debt                                                   4,024             556
  Accounts payable                                                                   29,305          21,532
  Accrued payroll and related taxes                                                  18,727          18,471
  Income taxes                                                                       17,784           8,775
  Other accrued liabilities                                                          14,317          13,994
                                                                               -------------   -------------
    Total current liabilities                                                        95,216          73,587
Long-term liabilities:
  Long-term debt, net of current portion                                            147,038         138,004
  Other long-term liabilities                                                        41,851          40,182
                                                                               -------------   -------------
    Total long-term liabilities                                                     188,889         178,186
Minority interest                                                                         -          39,759
Stockholders' equity:
  Preferred stock, $10 par value, 1,500,000 shares authorized, none issued                -               -
  Common stock, $1 par value, 20,000,000 shares authorized, 15,450,646 issued        15,451          13,972
  Additional paid-in capital                                                         48,596          31,160
  Retained earnings                                                                 147,893         140,482
  Cumulative translation adjustments                                                (11,149)        (18,113)
  Common stock held in treasury, at cost                                            (14,690)         (9,444)
                                                                               -------------   -------------
    Total stockholders' equity                                                      186,101         158,057
                                                                               -------------   -------------
                                                                                  $ 470,206       $ 449,589
                                                                               =============   =============

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars except per share amounts)

                                                                               1999           1998          1997
-------------------------------------------------------------------------------------------------------------------
Revenues                                                                    $ 486,948      $ 420,785     $ 329,899
Cost and expenses:
  Cost of sales                                                               430,719        429,071       300,320
  Selling, general and administrative                                          23,910         24,100        14,814
  Interest, net                                                                 9,063          7,973         5,995
                                                                         -------------  ------------- -------------
                                                                              463,692        461,144       321,129

Income (loss) before income taxes, minority interest, discontinued
   operations and cumulative effect of accounting change                       23,256        (40,359)        8,770
Income tax provision (benefit)                                                 11,422        (13,352)        4,338
                                                                         -------------  ------------- -------------
Income (loss) before minority interest, discontinued operations
   and cumulative effect of accounting change                                  11,834        (27,007)        4,432
Minority interest in subsidiary loss, net of income tax benefit                (2,587)        (3,547)            -
                                                                         -------------  ------------- -------------
Income (loss) from continuing operations                                       14,421        (23,460)        4,432
Discontinued operations:
  Income from discontinued tissue operations
   (net of income tax provision of $164 and $3,573
   for 1998 and 1997, respectively)                                                 -            256         5,588
  Gain on sale of discontinued tissue operations
   (net of income tax provision of $24,630)                                         -         26,818             -
  Loss on sale of discontinued diaper operations
   (net of income tax benefit of $1,985)                                            -         (4,015)            -
                                                                         -------------  ------------- -------------
Income from discontinued operations                                                 -         23,059         5,588
                                                                         -------------  ------------- -------------
Income (loss) before cumulative effect of accounting change                    14,421           (401)       10,020

Cumulative effect of accounting change                                              -            743             -
                                                                         -------------  ------------- -------------

      Net income                                                            $  14,421          $ 342     $  10,020
                                                                         =============  ============= =============
Basic income (loss) per common share:
  Income (loss) from continuing operations                                  $    1.06      $   (1.74)    $     .33
  Income from discontinued operations                                               -           1.71           .42
  Cumulative effect of accounting change                                            -            .06             -
                                                                         -------------  ------------- -------------
      Net income                                                            $    1.06      $     .03     $     .75
                                                                         =============  ============= =============
Diluted income (loss) per common share:
  Income (loss) from continuing operations                                  $    1.05      $   (1.74)    $     .33
  Income from discontinued operations                                               -           1.71           .42
  Cumulative effect of accounting change                                            -            .06             -
                                                                         -------------  ------------- -------------
      Net income                                                            $    1.05      $     .03     $     .75
                                                                         =============  ============= =============

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pope & Talbot, Inc. and Subsidiaries
For the years ended December 31, 1999, 1998 and 1997 (in thousands of dollars except per share amounts)

                                            Common stock        Treasury Stock       Additional              Cumulative
                                         -----------------     ------------------      paid-in     Retained   translation
                                         Shares     Amount     Shares      Amount      capital     earnings   adjustments    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            13,971,605  $ 13,972   (607,826)  $ (11,111)  $ 35,976    $ 150,563   $ (6,172)   $183,228
Issuance of shares under stock plans             -         -    117,662       1,667        265            -          -       1,932
Cash dividends ($.76 per share)                  -         -          -           -          -      (10,197)         -     (10,197)
Partnership transaction tax
    settlement costs                             -         -          -           -     (1,846)           -          -      (1,846)
Comprehensive income (loss):
    Net income                                   -         -          -           -          -       10,020          -      10,020
    Change in translation
        adjustment                               -         -          -           -          -            -     (3,675)     (3,675)
Total comprehensive income                       -         -          -           -          -            -          -       6,345
                                        ----------  --------   --------    --------   --------    ---------   --------    --------
Balance at December 31, 1997            13,971,605    13,972   (490,164)     (9,444)    34,395      150,386     (9,847)    179,462
                                        ----------  --------   --------    --------   --------    ---------   --------    ---------
Cash dividends ($.76 per share)                  -         -          -           -          -      (10,246)         -     (10,246)
Partnership transaction tax
    settlement costs                             -         -          -           -     (3,235)           -          -      (3,235)
Comprehensive income (loss):
    Net income                                   -         -          -           -          -          342          -         342
    Change in translation
        adjustment                               -         -          -           -          -            -     (8,266)     (8,266)
Total comprehensive loss                         -         -          -           -          -            -          -      (7,924)
                                        ----------  --------   --------    --------   --------    ---------   --------    ---------
Balance at December 31, 1998            13,971,605    13,972   (490,164)     (9,444)    31,160      140,482    (18,113)    158,057
                                        ----------  --------   --------    --------   --------    ---------   --------    ---------
Cash dividends ($.52 per share)                  -         -          -           -          -       (7,010)         -      (7,010)
Issuance of shares in acquisition of
     Harmac minority interest            1,479,041     1,479          -           -     16,812            -          -      18,291
Value of options exchanged for Harmac
     options included as additional              -         -          -           -        624            -          -         624
     purchase price
Repurchased shares                               -         -   (429,600)     (5,246)         -            -          -      (5,246)
Comprehensive income (loss):
    Net income                                   -         -          -           -          -       14,421          -      14,421
    Change in translation
        adjustment                               -         -          -           -          -            -      6,964       6,964
Total comprehensive income                       -         -          -           -          -            -          -      21,385
                                        ----------  --------   --------    --------   --------    ---------   --------    ---------
Balance at December 31, 1999            15,450,646  $ 15,451   (919,764)  $ (14,690)  $ 48,596    $ 147,893   $(11,149)   $186,101
                                        ==========  ========   ========    ========   ========    =========   ========    =========


The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars)

                                                                                1999           1998           1997
----------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
  Net income                                                                   $ 14,421          $ 342       $ 10,020
  Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
    Depreciation and amortization                                                32,773         29,919         30,056
    Gain on disposal of discontinued operations                                       -        (51,448)             -
    Minority interest in subsidiary loss, net of income tax                      (2,587)        (3,547)             -
    Cumulative effect of accounting change                                            -           (743)             -
    Changes in assets and liabilities:
      Accounts receivable                                                       (14,423)          (161)        (5,410)
      Inventories                                                                (6,709)        16,906         (2,620)
      Prepaid expenses and other assets                                             561          2,207         (4,820)
      Accounts payable and accrued liabilities                                   11,986         (8,928)        (1,737)
      Current and deferred income taxes                                           4,843          6,168         (2,219)
      Other liabilities                                                             316          3,141          1,698
                                                                            ------------   ------------   ------------
        Net cash provided by (used for) operating activities                     41,181         (6,144)        24,968

Cash flow from investing activities:
  Purchases of short-term investments                                           (19,488)       (43,935)             -
  Proceeds from maturities of short-term investments                             18,696         29,311              -
  Proceeds from sales of short-term investments                                       -          4,869              -
  Purchases of noncurrent investments held for sale                                   -         (2,206)       (13,760)
  Capital expenditures                                                          (24,827)       (27,574)       (13,084)
  Investment in subsidiary, net of cash acquired                                (20,389)       (38,337)             -
  Minority interest in subsidiary treasury stock issuance                           207            174              -
  Proceeds from sale of discontinued operations                                       -        120,451              -
  Proceeds from sale of other properties                                            335          1,261            378
                                                                            ------------   ------------   ------------
        Net cash provided by (used for) investing activities                    (45,466)        44,014        (26,466)

Cash flow from financing activities:
  Net increase (decrease) in short-term borrowings                                  800        (31,541)        11,800
  Increase (decrease) in long-term debt, including current portion               10,987           (521)          (488)
  Shares repurchased                                                             (5,246)             -              -
  Partnership transaction tax settlement costs                                        -              -         (1,846)
  Proceeds from issuance of treasury stock, net                                       -              -          1,932
  Cash dividends                                                                 (7,010)       (10,246)       (10,197)
                                                                            ------------   ------------   ------------
        Net cash provided by (used for) financing activities                       (469)       (42,308)         1,201
                                                                            ------------   ------------   ------------
Decrease in cash and cash equivalents                                            (4,754)        (4,438)          (297)
Cash and cash equivalents at beginning of period                                 27,473         31,911         32,208
                                                                            ------------   ------------   ------------
Cash and cash equivalents at end of period                                     $ 22,719       $ 27,473       $ 31,911
                                                                            ============   ============   ============

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
POPE & TALBOT, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1.       ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Pope & Talbot, Inc. and Subsidiaries (the Company), after eliminating significant intercompany transactions and balances.

       All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the period-end exchange rates. Revenues and expenses are translated at an average exchange rate for the year. Translation gains and losses are reflected in stockholders' equity as cumulative translation adjustments. Net gains and losses on foreign currency transactions, which were not significant, are reflected in net income.

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

RECLASSIFICATIONS

Certain reclassifications have been made to prior years' data to conform to the current year's presentation.

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

       Depreciation of assets other than pulp production assets is computed using the straight-line method over the useful lives of respective assets. In 1998, depreciation of the Company's U.S. pulp production assets was changed to the units-of-production method from the straight-line method. The change was adopted to conform depreciation methods between the Company's U.S. and Canadian pulp operations. The Company believes the units-of-production method, common in the industry, more appropriately matches production costs and pulp sales revenues over the lives of the pulp mill assets. The effect of the change in 1998 was to decrease the loss from continuing operations by approximately $.5 million. The cumulative effect of applying the new method for years prior to 1998 was reported net of tax as a cumulative effect of accounting change in the 1998 period.

       The Company capitalizes interest on borrowed funds during the construction period of major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project. Interest capitalized in 1999 and 1998 was $.4 million per year. There were no significant interest costs capitalized in 1997. Capitalized interest is amortized over the depreciable life of related assets.

       The Company evaluates recoverability of long-lived assets using projections of related future cash flows. Realization of these assets is dependent on generating sufficient future cash flows to recover the asset's carrying value. Although realization is not assured, management believes current long-lived asset carrying values will be recovered. These assets may become impaired in the future, however, if estimates of future cash flows are significantly reduced.

TIMBER RESOURCES

In the U.S., the Company obtains its timber from various public and private sources under timber harvesting contracts. Additionally, logs are purchased on open log markets. Liabilities for timber removed under harvesting contracts are not recorded until the timber is cut, as the Company generally does not incur a direct liability for, or ownership of, this timber until it has been harvested. The total volume committed under contract at December 31, 1999, and the 2000 planned contract harvest was 218 million board feet and 70 million board feet, respectively. The Company's best estimate of its total commitment at current contract rates under these contracts was approximately $43 million. The Company evaluates the realizability of harvesting contracts based on the estimated total cost applied to such harvests and the projected values to be realized from sales of the converted product.

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

       Undistributed earnings of the Company's Canadian subsidiaries totaled $163.3 million on December 31, 1999, which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been, and are intended to be reinvested in Canadian operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian government on those earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

ENVIRONMENTAL EXPENDITURES

Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other expenditures are expensed as incurred. Expenditures that relate to an existing condition caused by past operations are expensed as incurred.

       The Company recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts. Recoveries of environmental remediation costs from insurance carriers are recorded at such time as their receipt is deemed highly probable and the amounts can be reasonably estimated.

REVENUE RECOGNITION

The Company recognizes revenue from product sales upon shipment to its customers or when customers assume risk of ownership.

INTEREST

Interest in the Consolidated Statements of Income is shown net of interest income and capitalized interest. Interest income was $3.7 million in 1999, $3.4 million in 1998 and $1.9 million in 1997.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company's subsidiary, Harmac Pacific Inc. (Harmac), from time to time entered into Canadian dollar forward exchange contracts with maturities of one to five months to fix the conversion of a portion of pulp sales receivables denominated in U.S. dollars. At December 31, 1999, Harmac had no open derivative contracts to hedge its U.S. currency exposure. At December 31, 1998, Harmac had contracts to purchase $23 million Canadian with the exchange rate used at settlement approximating the spot rate at the date the contract was acquired.

PER SHARE INFORMATION

Per share information is based on the weighted average number of common shares outstanding during each year. The weighted average number of shares used to calculate basic net income (loss) per common share was 13,667,000 in 1999, 13,481,000 in 1998 and 13,419,000 in 1997.

       Certain Company stock options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market prices of the common shares. Such stock options totaled 777,000 shares, 827,000 shares and 475,000 shares at year-end 1999, 1998 and 1997, respectively, at average exercise prices of $16 in 1999, $18 in 1998 and $21 in 1997. The Company's outstanding stock options affected the calculation of diluted earnings per share for 1999, but did not affect the calculation for 1998 or 1997.

STATEMENTS OF CASH FLOWS

The Company classifies as cash and cash equivalents unrestricted cash on deposit in banks plus all investments having original maturities of 90 days or less. Carrying amounts of any such investments approximate fair values. The effect of exchange rate changes on cash balances held in foreign currencies was not significant. Total cash expenditures for interest were $12.0 million, $11.8 million and $10.1 million for 1999, 1998 and 1997, respectively. Total cash expenditures for income taxes were $10.6 million for 1999, $1.9 million for 1998 and $9.2 million for 1997.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this statement is not expected to have a material impact on the Company. The FASB subsequently issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of SFAS No. 133," which postpones initial application until fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 in 2001.

2.     ACQUISITION

On November 8, 1999, the Company completed the acquisition of the 40 percent of Harmac shares it did not already own. Harmac shareholders received $30 million Canadian (approximately $20.4 million U.S.) and approximately 1.5 million shares of Company stock at an amount assigned to the issuable shares of $18.3 million. Also included in the purchase price were acquisition costs of $0.7 million and value assigned to Company options that were exchanged for Harmac options of $0.6 million. Through a number of purchases in 1997 and 1998, the Company had acquired a 60 percent ownership interest in Harmac for $72.4 million. The total purchase price of Harmac, net of cash acquired, was $92.8 million.

       The acquisition was accounted for as a step purchase transaction, and the results of operations of Harmac have been included in the consolidated financial statements from February 2, 1998. The fair value of assets acquired and liabilities assumed for the purchase of the 53 percent of Harmac shares as of February 1998 were as follows:


(THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
Current assets, other than cash                                                                           $ 58,814
Property, plant and equipment                                                                              147,164
Other assets                                                                                                 2,902
Current liabilities                                                                                        (29,297)
Convertible subordinated debentures                                                                        (52,556)
Other liabilities                                                                                          (23,049)
Minority interest                                                                                          (53,678)
                                                                                                      -------------

Purchase price, net of $19,637 cash received                                                              $ 50,300
                                                                                                      =============


       The subsequent purchases, in December 1998 and November 1999, resulted in acquired net assets in excess of cost. The excess over cost was allocated to reduce proportionately the values assigned to noncurrent assets in determining their fair value. This resulted in a reduction in the carrying value of property of $14.2 million and an increase to deferred tax assets of $5.7 million to reflect the tax effect of the property adjustment.

       In conjunction with the Company's acquisition of a majority interest in Harmac in 1998, a comprehensive plan to reduce operating costs at the mill and administrative and selling costs was announced. The plan consisted of closing Harmac's on-site log chipping mill, closing the Vancouver, BC corporate administrative and pulp sales office and combining those functions with the Company's corporate offices, and additional reductions in hourly and salaried staff at the mill. Certain restructuring costs recorded by Harmac totaling $6.5 million (costs totaling $5.6 million associated with employee terminations and $0.9 million of fixed asset write-offs) were included in current liabilities in the computation of the fair value of assets and liabilities assumed at the acquisition date. Costs charged to the restructure liability in 1998 totaled $3.2 million and related primarily to severance and other employee benefits and fixed asset write-offs. Costs charged to the restructure liability in 1999, primarily cash payments for severance and other employee benefits, totaled $1.3 million. At December 31, 1999, total restructuring costs incurred and anticipated for the restructuring plan totaled $5.0 million. Therefore, $1.5 million of restructuring costs included in the original acquisition cost allocation was reversed as an adjustment of the purchase price of Harmac. The remaining liability for restructuring costs at December 31, 1999 was $.5 million, representing employee benefits payable to terminated employees.

       The following unaudited pro forma information below gives effect as if the Harmac purchase transactions had occurred at the beginning of each of the respective years after giving effect to certain adjustments, including material differences between Canadian and U.S. generally accepted accounting principles. For 1997, the assumed purchase is 60 percent of Harmac shares, the amount owned by the end of 1998. For 1998 and 1999, the assumed purchase is 100 percent of Harmac shares. The unaudited pro forma information does not necessarily reflect the results of operations that actually would have been achieved had the acquisition been consummated at that time.



(THOUSANDS EXCEPT PER SHARE, UNAUDITED)                               1999               1998                1997
--------------------------------------------------------------------------------------------------------------------
Revenues                                                            $486,948          $429,849            $493,428
Income (loss) from continuing operations                              11,898           (27,756)             (1,192)
Income from discontinued operations                                        -            23,059               5,588
Cumulative effect of accounting change                                     -               743                   -
                                                               -----------------------------------------------------
Net income (loss)                                                   $ 11,898          $ (3,954)           $  4,396
                                                               =====================================================
Basic and diluted income (loss) per common share:
    Income (loss) from continuing operations                         $  0.87          $  (2.06)           $  (0.09)
    Income from discontinued operations                                    -              1.71                0.42
    Cumulative effect of accounting change                                 -              0.06                   -
                                                               -----------------------------------------------------
    Net income (loss)                                                $  0.87          $  (0.29)           $   0.33
                                                               =====================================================


3.       INVESTMENT SECURITIES

At December 31, 1999, the Company's short-term investments consisted primarily of corporate debt securities. Included in other assets at December 31, 1998, were debt securities with maturities beyond one year totaling $2.2 million. The investment securities were classified as available-for-sale and the amortized cost approximated the fair value.

4.     INVENTORIES




(THOUSANDS)                                                                             1999                 1998
--------------------------------------------------------------------------------------------------------------------
Lumber                                                                               $  9,454              $  7,978
Pulp                                                                                   13,513                14,517
Logs                                                                                   32,742                28,958
Wood chips and sawdust                                                                 15,676                12,376
Chemicals and supplies                                                                 12,460                12,431
Other                                                                                     621                 1,497
                                                                               -------------------------------------
                                                                                     $ 84,466              $ 77,757
                                                                               =====================================


The portion of lumber and raw materials inventories determined using the last-in, first-out (LIFO) method aggregated $4.1 million and $3.5 million at December 31, 1999 and 1998, respectively. The cost of LIFO inventories valued at the lower of average cost or market, which approximated current cost, at December 31, 1999 and 1998, was $6.4 million and $5.7 million, respectively.

5.       PROPERTIES


(THOUSANDS)                                                                               1999               1998
--------------------------------------------------------------------------------------------------------------------
Plant and equipment:
          Mills, plants and improvements                                                $ 58,907           $ 56,863
          Equipment                                                                      361,528            341,698
          Mobile equipment                                                                20,390             19,145
          Construction in progress                                                        16,712              6,813
                                                                                  ----------------------------------
                                                                                        $457,537           $424,519
                                                                                  ==================================
Land and timber cutting rights:
          Land                                                                          $  4,313           $  4,904
          Canadian timber cutting rights                                                   4,446              4,386
                                                                                  ----------------------------------
                                                                                        $  8,759           $  9,290
                                                                                  ==================================

Included in plant and equipment above at December 31, 1999, were assets at cost of $157.9 million and a net book value of $49.0 million for which the Company does not hold title. See the following Note 6 and discussion of the Halsey mill sale/leaseback.

6. DEBT


(THOUSANDS)                                                                        1999                 1998
-------------------------------------------------------------------------------------------------------------------
SHORT-TERM DEBT-
Revolving credit and term loan facility, variable
     interest rate (6.25% at December 31, 1999)                                     $ 11,059              $  3,259
Demand operating line of credit                                                            -                 7,000
                                                                              -------------------------------------
          Short-term debt                                                           $ 11,059              $ 10,259
                                                                              =====================================
LONG-TERM DEBT-
8.375% debentures, due 2013                                                         $ 75,000             $  75,000
State of Oregon Small Scale Energy Loan Program
        (SELP) note payable, secured by irrevocable
        letter of credit, 6.55%, payable monthly
        through 2013                                                                  13,150                13,705
Lease financing obligation, interest at  6.6%                                         62,912                     -
Harmac 8% convertible subordinated debentures                                              -                49,855
                                                                              -------------------------------------
          Total long-term debt                                                       151,062               138,560
Less current portion of long-term obligations                                          4,024                   556
                                                                              -------------------------------------
          Long-term debt, net of current obligations                               $ 147,038             $ 138,004
                                                                              =====================================


       The Company has revolving credit agreements with three banks which, when combined, provides approximately $78 million of available borrowings. Each agreement contains certain financial covenants, all of which had been met as of December 31, 1999.

       The Company has a revolving credit and term loan facility with a Canadian bank, secured by certain inventory and accounts receivable. The agreement provides $40 million Canadian (approximately $28 million U.S.) of revolving credit until September 2000, unless extended. The interest rate associated with this agreement is based, at the option of the Company, at the bank's prime lending rate, LIBOR rate plus 1%, the bank's Corporate Bankers' Acceptance Rate plus 3/8 percent, or a fixed rate determined by the bank. A commitment fee of 1/4 percent per year on the unused portion is payable quarterly. The Company had outstanding $16 million Canadian (approximately $11 million U.S.) of borrowings under this agreement at December 31, 1999.

       The Company has an additional revolving credit and term loan facility with another Canadian bank, secured by certain Canadian inventory, accounts receivable and property, plant and equipment. The agreement provides $25 million U.S. of revolving credit until March 2000, unless extended. The interest rate associated with this agreement is based, at the option of the Company, at the bank's prime lending rate plus 1/4 percent (or 1 1/4 percent for borrowings in excess of $10 million), the U.S. base rate plus 1/4 percent (or 1 1/4 percent for borrowings in excess of $10 million), LIBOR plus 1 percent (or 2 percent for borrowings in excess of $10 million), or the bank's corporate bankers' acceptance rate plus 1 percent (or 2 percent for borrowings in excess of $10 million). A commitment fee of 3/10 percent per year on the unused portion of available borrowings up to $10 million and 1/2 percent of the unused portion over $10 million is payable quarterly.

       The Company also has a revolving credit agreement with a domestic bank, secured by certain inventory and accounts receivable. The agreement provides $25 million U.S. of revolving credit until June 2000, unless extended. The interest rate associated with this agreement is based, at the option of the Company, at the bank's prime lending rate or LIBOR plus 1 percent. A commitment fee of 3/10 percent per year on the unused portion is payable quarterly.

       In the third quarter of 1999, the Company entered into a sale/leaseback arrangement of its Halsey pulp mill. The facility was sold for $64.6 million cash. The transaction was accounted for as a financing, wherein the property remained on the books and continues to be depreciated. A lease-financing obligation equal to the proceeds received was recorded, and subsequently reduced by a payment made by the Company at the closing of the lease agreement. The lease has a term of approximately twelve years, with an early purchase option in the seventh year. The lease requires semiannual rent payments as follows:
for the years 2000 through 2005 - $3.3 million; $4.0 million in 2006; and beginning in January of 2007 (if the lease has not been previously terminated by exercise of the Company's purchase options), three semiannual payments of $11.4 million are required. The Company has three purchase options under the lease. The purchase option in the seventh year is fixed at $41.1 million, payable in five installments during 2007. The other two options are at the facility's fair market value or a fixed termination value. The facility lease contains several financial covenants, which the Company is required to meet throughout the term of the lease.

       The Harmac 8 percent convertible subordinated debentures were redeemed in November 1999 at par plus accrued interest.

       The fair value of the 8 3/8 percent debentures and 6.55 percent Oregon SELP note at December 31, 1999 were estimated to be $71 million and $13 million, respectively, based upon rates currently available for debt with similar terms. A hypothetical 10 percent change in interest rates would change the fair value of the Company's fixed-rate long-term debt obligations by $6 million. The annual maturities of long-term obligations for the five years subsequent to December 31, 1999 are: 2000 - $4.0 million; 2001- $3.2 million; 2002 - $3.5 million; 2003
- $3.7 million and 2004 - $3.9 million.

7.   INCOME TAXES

The income tax provision (benefit) consists of the following components:


(THOUSANDS)                                               Current             Deferred              Total
--------------------------------------------------------------------------------------------------------------
1999

     Federal                                                 $ 1,659          $  (3,289)           $  (1,630)
     State                                                        54               (460)                (406)
     Canada                                                   15,559             (2,101)              13,458
                                                        ------------------------------------------------------
                                                             $17,272          $  (5,850)           $  11,422
                                                        ======================================================

1998

     Federal                                                 $   915          $ (10,924)           $ (10,009)
     State                                                         -               (529)                (529)
     Canada                                                    2,767             (5,581)              (2,814)
                                                        ------------------------------------------------------
                                                             $ 3,682          $ (17,034)           $ (13,352)
                                                        ======================================================

1997

     Federal                                                 $     -          $  (3,004)           $  (3,004)
     State                                                         -               (311)                (311)
     Canada                                                    9,024             (1,371)               7,653
                                                        ------------------------------------------------------
                                                             $ 9,024          $  (4,686)           $   4,338
                                                        ======================================================


The income tax provision (benefit) was different from the amount computed by applying the U.S. statutory federal income tax rate as follows:


(THOUSANDS)                                                      1999               1998                 1997
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
     income taxes and minority interest:
          United States                                        $ (10,112)           $ (31,147)          $ (10,947)
          Canada                                                  33,368               (9,212)             19,717
                                                             ------------------------------------------------------
                                                               $  23,256            $ (40,359)          $   8,770
                                                             ======================================================
United States:
     U.S. statutory federal income tax                         $  (3,539)           $ (10,901)          $  (3,831)
     State income franchise taxes, net
          of federal income tax benefit                             (264)                (344)               (122)
     Adjustment to prior years taxes                               1,459                    -                   -
     Other items, net                                                308                  707                 638
                                                             ------------------------------------------------------
                                                                  (2,036)             (10,538)             (3,315)
                                                             ------------------------------------------------------
Canada:
     U.S. statutory federal income tax                            11,679               (3,224)              6,901
     Effect of Canadian tax rate
          different from U.S.                                      1,270                 (303)                719
     Large corporate tax                                             389                  370                   -
     Other items, net                                                120                  343                  33
                                                             ------------------------------------------------------
                                                                  13,458               (2,814)              7,653
                                                             ------------------------------------------------------
                                                               $  11,422            $ (13,352)          $   4,338
                                                             ======================================================


       The net deferred tax asset at December 31, 1999 was $24.8 million. The temporary differences that give rise to deferred taxes are shown in the following table. The primary deferred tax asset relates to net operating loss carryforwards. At December 31, 1999, the Company had available $22.6 million of U.S. federal tax loss carryforwards expiring as follows: 2010 - $15.0 million; 2011 - $1.1 million; and 2012 - $6.5 million. The Company had available $40.5 million of Canadian tax loss carryforwards related to Harmac expiring as follows: 2002 - $21.1 million; 2003 - $6.1 million; 2004 - $1.1 million; 2005 -
$3.3 million; and 2006 - $8.9 million. As of December 31, 1999, the Company also had Alternative Minimum Tax carryforwards of $1.4 million that may be carried forward indefinitely.

       Management believes that the Company will have sufficient future U.S. and Canadian taxable income to make it more likely than not that the net operating loss deferred tax asset will be realized. In making this assessment, management has considered the cyclical nature of its businesses, the relatively long expiration period of net operating losses and the ability to utilize certain tax planning strategies if a net operating loss were to otherwise expire. The strategy that would be most feasible for U.S. federal tax loss carryforwards is changing the method of tax depreciation. Similarly, for Canadian net operating losses, deferral in utilization of capital cost allowance deductions may be employed in order to utilize net operating losses. The realization of the asset is not assured and could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

       Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset is comprised of the following:


(THOUSANDS)                                                                       1999                   1998
-------------------------------------------------------------------------------------------------------------------
Current deferred taxes:
     Gross assets                                                                 $  5,317                $  4,991
Noncurrent deferred taxes:
     Gross assets                                                                   68,738                  54,730
     Gross liabilities                                                             (49,290)                (38,512)
                                                                              -------------------------------------
     Total noncurrent deferred taxes                                                19,448                  16,218
                                                                              -------------------------------------
Net deferred tax asset                                                            $ 24,765                $ 21,209
                                                                              =====================================


       The Company's valuation allowance against deferred tax assets at December 31, 1999, 1998 and 1997 was $7.3 million. These amounts relate to certain state net operating loss carryforwards and pollution control and energy tax credits that the Company believes will not be realized in the future.

       The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:


(THOUSANDS)                                                                           1999               1998
-------------------------------------------------------------------------------------------------------------------
Postretirement benefits                                                                $ 6,742            $  6,121
Reforestation                                                                            4,552               4,677
Vacation pay                                                                               866                 798
Depreciation                                                                           (20,734)            (29,475)
AMT and other tax credits                                                                4,444               4,866
Net operating loss carryforwards                                                        23,400              28,939
Other, net (including valuation allowance)                                               5,495               5,283
                                                                                   --------------------------------
Net deferred tax asset                                                                $ 24,765            $ 21,209
                                                                                   ================================


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

       The Internal Revenue Service (IRS) has assessed the Company additional tax of approximately $5.3 million pertaining to transactions between the Company and one of its Canadian subsidiaries during its 1993 tax year. The Company has filed a petition with the Tax Court to challenge the IRS's assessment. The Company has negotiated a tentative settlement with the IRS on this issue for 1993 and certain subsequent tax years and has established a reserve for the amount. While a settlement has been negotiated with the IRS, the settlement has not been finally approved or accepted on behalf of the IRS.

8.     OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:


(THOUSANDS)                                                                            1999               1998
-------------------------------------------------------------------------------------------------------------------
Reforestation                                                                          $ 15,320           $ 15,441
Postretirement benefits                                                                  14,712             13,286
Other                                                                                    11,819             11,455
                                                                                    -------------------------------

                                                                                       $ 41,851           $ 40,182
                                                                                    ===============================


9.     PENSION AND OTHER POSTRETIREMENT PLANS

The Company's retirement plans consist principally of noncontributory defined-benefit pension plans and postretirement medical and life insurance plans. The pension plans include plans administered by the Company and multi-employer plans administered by various unions.

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

       The Company's funding policy regarding all of its Company-administered pension plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current tax regulations. Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. For 1998, amounts due to curtailments and settlements are related to discontinued operations (see Note 11). Curtailment gains were included as a component of the gain on sale of discontinued operations.

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

       The following table sets forth selected financial information regarding the pension and postretirement benefit plans:


                                                                  Pension Benefits        Postretirement Benefits
                                                               ----------------------- -----------------------------
(THOUSANDS)                                                      1999          1998          1999         1998
--------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
     Benefit obligation at beginning of year                     $ 69,449       $57,044       $13,808    $ 14,024
     Service cost                                                   2,468         2,382           507         475
     Interest cost                                                  4,809         4,408           950         880
     Amendment                                                        515             -             -           -
     Settlement                                                      (926)      (14,766)            -           -
     Curtailment                                                        -        (1,727)            -      (6,437)
     Actuarial (gain) loss                                         (5,249)        3,982        (1,295)     (1,195)
     Acquisition                                                        -        22,344             -       6,717
     Benefits paid                                                 (2,831)       (2,349)         (374)       (315)
     Foreign currency rate changes                                  2,036        (1,869)          401        (341)
                                                                 --------------------------------------------------
     Benefit obligation at end of year                           $ 70,271       $69,449      $ 13,997    $ 13,808
                                                                 ==================================================
Change in plan assets
     Fair value of plan assets at beginning of year              $ 74,330       $70,883      $      -    $      -
     Actual return on plan assets                                  10,590         3,503             -           -
     Acquisition                                                        -        19,623             -           -
     Employer contribution                                            604           847           374         315
     Settlement                                                         -       (16,392)            -           -
     Benefits paid                                                 (2,831)       (2,349)         (374)       (315)
     Foreign currency rate changes                                  1,692        (1,785)            -           -
                                                                 --------------------------------------------------
     Fair value of plan assets at end of year                    $ 84,385       $74,330      $      -    $      -
                                                                 ==================================================
Funded status                                                    $ 14,114       $ 4,881      $(13,997)   $(13,808)
Unrecognized net actuarial (gain) loss                            (15,575)       (6,108)         (715)        522
Unrecognized prior service cost                                     1,719         1,261             -           -
Unrecognized net asset at transition                                 (143)         (243)            -           -
                                                                 --------------------------------------------------
Prepaid (accrued) benefit cost                                   $    115       $  (209)     $(14,712)   $(13,286)
                                                                 ==================================================
Plans having assets in excess of accumulated benefits
     Benefit obligation                                          $ 56,282       $34,405
     Fair value of plan assets                                     74,205        44,856

Plans having accumulated benefits in excess of assets
     Benefit obligation                                          $ 13,989       $35,044
     Fair value of plan assets                                     10,180        29,474

Weighted-average assumptions as of December 31
     Discount rate                                                   7.25%         6.75%         7.25%       6.75%
     Rate of compensation increase                                   5.00%         5.00%         5.00%       5.00%
     Expected return on plan assets                                  8.50%         8.75%


       For measurement purposes, for all plans except the Harmac plan, 7.5 percent and 8 percent rates of increase were assumed for health care costs in 1999 and 1998, respectively. The rate was assumed to decline in 1/2 percent decrements every year until it reached 5 percent in 2004 where it remained thereafter. The Harmac plan assumed 9 percent and 10 percent annual rates of increase for health care costs in 1999 and 1998, respectively. The rate was assumed to decline in 1 percent decrements every year until it reached 5 percent in 2003 where it remained thereafter.

      Net periodic pension cost for 1999, 1998 and 1997 was composed of the following:


                                                                                Pension Benefits
                                                                   -------------------------------------------------
(THOUSANDS)                                                        1999                1998               1997
--------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
     Service cost                                                   $ 2,468              $ 2,382           $ 1,823
     Interest cost                                                    4,809                4,408             3,998
     Expected return on plan assets                                  (6,384)              (6,200)           (5,128)
     Amortization of prior service cost                                 (33)                 177               392
     Amortization of net transition obligation (asset)                   58                   24              (140)
     Recognized net actuarial gain                                     (293)                (735)             (243)
     Settlement gains                                                  (440)                   -                 -
     Curtailment gains                                                    -               (3,537)                -
                                                                  --------------------------------------------------
     Net periodic benefit cost for Company
          administered plans                                            185               (3,481)              702
     Contributions to multi-employer plans                            4,666                4,558             3,575
                                                                  --------------------------------------------------
     Net periodic benefit cost                                      $ 4,851              $ 1,077           $ 4,277
                                                                  ==================================================

       Net periodic pension costs for the Company's discontinued tissue operations were $1.1 million for 1997 and are included in the preceding table.

       The Company has granted some former employees pension benefits which supplement the normal Company plans. These benefits are unfunded, general obligations of the Company. The cost associated with these benefits was $117,000 in 1999, $386,000 in 1998 and $342,000 in 1997.

       Net periodic cost for the Company's postretirement medical and life insurance plans for 1999, 1998 and 1997 was composed of the following:


                                                                               Postretirement Benefits
                                                                  --------------------------------------------------
(THOUSANDS)                                                         1999                1998               1997
--------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
     Service cost                                                     $  507           $    475             $  435
     Interest cost                                                       950                880                977
     Amortization of prior service cost                                    -                  -                (43)
     Recognized net actuarial (gain) loss                                (31)               (17)                 2
     Curtailment gains                                                     -             (6,437)                 -
                                                                  --------------------------------------------------
     Net periodic benefit cost                                        $1,426           $ (5,099)            $1,371
                                                                  ==================================================


       Net periodic costs of postretirement medical and life insurance plans for the Company's discontinued tissue operations were $660,000 for 1997 and are reflected in the preceding table.

       Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                                                      One Percentage Point
                                                                              --------------------------------------
(THOUSANDS)                                                                     Increase                Decrease
--------------------------------------------------------------------------------------------------------------------
Effect on total service and interest cost components                                $  281                $  (235)
Effect on postretirement benefit obligation                                          2,244                 (1,911)


10.    STOCK OPTION PLANS

The Company has a stock option and appreciation plan (Option Plan) for officers and key employees. This plan is administered by the Human Resources and Nominating Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. Additionally, the Company has a nonemployee director stock option plan (Director Plan). At December 31, 1999, 403,485 shares were available for future grants under these plans. A nonemployee director stock retainer fee plan (Retainer Plan) was approved by the Company's Board of Directors and ratified by the Company's stockholders at the 1999 Annual Meeting. At December 31, 1999, 245,878 shares were available for future grants under this plan. In connection with the acquisition by the Company of the Harmac minority interest in 1999, holders of Harmac options received options to purchase a total of 95,411 shares of Company common stock in exchange for their Harmac options at an appropriately adjusted exercise price.

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

       The Retainer Plan permits nonemployee directors to apply all or a portion of their annual retainer fees to the acquisition of options to purchase shares of the Company's common stock. The number of shares covered by such options is determined by dividing the amount of retainer fees to be applied by the Black-Scholes formula value for the option. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.

       The Company accounts for these plans following the guidance of APB Opinion No. 25, under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," if fully adopted, changes the methods for recognition of costs on plans similar to those of the Company. Adoption of SFAS No. 123 is optional for stock option cost recognition; however, pro forma disclosures are required, and shown below, as if the Company had adopted the cost recognition requirements under SFAS No. 123.

       A summary of the stock options outstanding at December 31, 1999, 1998 and 1997 and changes during the years then ended in the number of shares (Shares) and the weighted average exercise price (Price) is presented below (options received by former Harmac option holders are denoted as "Exchanged"):


                                                  1999                      1998                      1997
                                         ----------------------- ------------------------- -------------------------
(SHARES IN THOUSANDS)                      Shares       Price       Shares        Price       Shares       Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                837         $ 18         901         $ 19          916        $ 18
Granted                                         277            9          76           14          109          16
Exchanged                                        95           10           -            -            -           -
Exercised                                         -            -           -            -         (117)         16
Canceled                                       (155)          16        (140)          19           (7)         23
                                             -------                   ------                    -----
Outstanding at end of year                    1,054           15         837           18          901          19
                                             =======                   ======                    =====
Exercisable at year-end                         642           18         540           19          475          19
                                             =======                   ======                    =====
Weighted average fair value
     of options granted during year           $1.93                    $3.57                     $4.69
                                             =======                   ======                    =====


       The fair value of options granted in 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.1, 5.5 and 6.6 percent; dividend yields of 5.4,
4.2 and 4.2 percent; and expected volatility of 35, 31 and 34 percent. Expected option lives of six years were assumed. The following table summarizes information about stock options outstanding at December 31, 1999:


                                                                   Range of exercise prices
                                                           ----------------------------------------
(SHARES IN THOUSANDS)                                        $5 - $11    $12 - $20      $24 - $30       Total
--------------------------------------------------------------------------------------------------------------------
Options outstanding:
     Number outstanding                                       279           684             91           1,054
     Remaining contractual life in years                      9.0           5.0            2.4             5.8
     Weighted average exercise price                           $8           $16            $28             $15

Options exercisable:
     Number exercisable                                        43           508             91             642
     Weighted average exercise price                           $8           $17            $28             $18


       If the Company had accounted for these stock options issued in accordance with SFAS No. 123, the Company's net income and net income per share would have approximated the following pro forma amounts:


(THOUSANDS EXCEPT PER SHARE)                                        1999               1998                 1997
--------------------------------------------------------------------------------------------------------------------
Net income:
     As reported                                                 $ 14,421             $  342              $ 10,020
     Pro forma                                                     14,093                179                 9,734
Diluted net income per share:
     As reported                                                 $   1.05             $  .03              $    .75
     Pro forma                                                       1.03                .01                   .73


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

11.    DISCONTINUED OPERATIONS

TISSUE BUSINESS

In March 1998, the Company sold the assets of its tissue business to PLAINWELL, INC. (Plainwell) for a total cash consideration of $120.5 million and the assumption by Plainwell of certain liabilities. Operating results of the tissue business for 1998 and 1997 are shown separately in the Consolidated Statements of Income as income from discontinued tissue operations, net of tax. The discontinued tissue operating results include an allocation of consolidated net interest expense based upon net assets. The net interest expense allocated was $.1 million and $2.3 million in 1998 and 1997, respectively. Tissue sales of $8.3 million in 1998 and $136.2 million in 1997 were excluded from revenues in the Consolidated Statements of Income.

DISPOSABLE DIAPER BUSINESS

In February 1996, the Company sold all the operating assets of the disposable diaper business, primarily properties and inventory, to Paragon Trade Brands, Inc. (Paragon). During the fourth quarter of 1998, the Company settled certain diaper business legal issues outstanding and recognized costs associated with former diaper business facilities. The charges totaled $6.0 million pre-tax ($4.0 million after tax).

12.    LEGAL MATTERS AND CONTINGENCIES

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

       The Oregon Department of Environmental Quality (ODEQ), based on detection of possible creosote and hydrocarbon contamination, determined that a vacant industrial site formerly owned by the Company requires further action. Accordingly, the Company and the local governmental owner agreed in a Consent Order with ODEQ to investigate the site and determine an appropriate remedy. The Company is currently participating in the investigation phase of this site with remediation and monitoring to occur over an extended future time period. Based on preliminary findings, the Company has established a reserve in the amount of $6.1 million representing the low end of the range of estimated future remediation and monitoring costs at this site. Factors outside the Company's control could cause the costs to be substantially greater.

       The Washington Department of Ecology (WDOE) requested that the Company undertake an assessment to determine whether and to what extent the Company's former mill site at Port Gamble, Washington may be contaminated. Further, WDOE requested that the Company perform an investigation of sediments in the adjacent bay to determine the extent of wood waste accumulation. These activities were completed during 1999. Future regulatory developments and investigation findings regarding sediments may indicate remediation will be necessary. Based on preliminary findings, the Company has established a reserve in the amount of $2.6 million representing the low end of the range of estimated future remediation and monitoring costs at this site. Factors outside the Company's control could cause the costs to be substantially greater.

       The Company has tendered the defense of the above environmental claims to a number of insurance carriers which issued comprehensive general liability policies to the Company from 1959 to 1985. In 1995, the Company filed a declaratory judgment action to obtain a decision that the insurance carriers were obligated to defend the Company and indemnify it for any environmental liabilities incurred as a result of certain operations of the Company during that period. The Company expects that the case will be tried, if necessary, in the year 2001. The Company has concluded settlements with several insurance carriers and is engaged in settlement discussions with other insurance carriers. If it is determined that the insurance carriers are obligated to pay the Company's defense and indemnity claims, there are more than sufficient policy limits available to meet the Company's estimated liabilities. The Company believes recovery under these policies is probable and has recorded receivables in amounts it has deemed highly probable of realization.

       In March 1999, the Company filed a claim under Chapter 11 of the North American Free Trade Agreement (NAFTA) against the Canadian Federal Government. The complaint arises from the Company's assertion that its duty-free export quota under the Canada/U.S. Softwood Lumber Agreement has been unfairly allocated and then reduced each year since the agreement came into effect.

       The NAFTA contains a special process that permits NAFTA investors who have been harmed by government actions which are inconsistent with the provisions of NAFTA's Investment Chapter to seek compensation before an impartial international arbitration panel. An international arbitration panel has been appointed to hear this claim but there can be no assurance as to when the claim will be resolved.

13.    SEGMENT INFORMATION

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

       Pulp products manufactures a broad range of pulp utilizing both wood chips and sawdust as fiber sources. Pulp is sold primarily to end users in North America, Europe and Pacific Rim countries.

       The accounting policies of the operating segments are the same as those described in Accounting Policies, Note 1. The Company evaluates performance based on profit or loss before income taxes. A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:



(THOUSANDS)                                                           1999              1998              1997
-------------------------------------------------------------------------------------------------------------------
REVENUES
     Wood products                                                    $248,704          $216,940          $248,320
     Pulp products                                                     238,244           203,845            81,579
                                                                  -------------------------------------------------
          Total operating segments                                    $486,948          $420,785          $329,899
                                                                  =================================================

OPERATING PROFIT (LOSS)
FROM CONTINUING OPERATIONS
     Wood products                                                    $ 42,589          $  1,294          $ 24,924
     Pulp products                                                      (1,939)          (21,169)           (2,650)
                                                                  -------------------------------------------------
          Total operating segments                                      40,650           (19,875)           22,274
     Corporate                                                          (8,331)          (12,511)           (7,509)
     Interest, net                                                      (9,063)           (7,973)           (5,995)
                                                                  -------------------------------------------------
                                                                      $ 23,256          $(40,359)         $  8,770
                                                                  =================================================

DEPRECIATION AND
AMORTIZATION EXPENSE
     Wood products                                                    $  8,028          $  7,629          $  7,902
     Pulp products                                                      23,819            20,965            10,313
                                                                  -------------------------------------------------
          Total operating segments                                      31,847            28,594            18,215
     Corporate                                                             926               674               543
     Discontinued operations                                                 -               651            11,298
                                                                  -------------------------------------------------
                                                                      $ 32,773          $ 29,919          $ 30,056
                                                                  =================================================

TOTAL ASSETS AT YEAR-END
     Wood products                                                    $119,588          $116,328          $123,913
     Pulp products                                                     276,571           272,586            93,283
                                                                  -------------------------------------------------
          Total operating segments                                     396,159           388,914           217,196
     Corporate                                                          74,047            60,675            90,710
     Discontinued operations (1)                                             -                 -            67,861
                                                                  -------------------------------------------------
                                                                      $470,206          $449,589          $375,767
                                                                  =================================================

CAPITAL EXPENDITURES
     Wood products                                                    $  8,780          $ 13,445           $ 6,159
     Pulp products                                                      14,930            12,238             2,742
                                                                  -------------------------------------------------
          Total operating segments                                      23,710            25,683             8,901
     Corporate                                                           1,117             1,271               497
     Discontinued operations                                                 -               620             3,686
                                                                  -------------------------------------------------
                                                                      $ 24,827          $ 27,574          $ 13,084
                                                                  =================================================

REVENUES BY GEOGRAPHIC REGION (2)
     United States                                                    $281,449          $242,437          $261,582
     Europe                                                            102,740            78,782            15,274
     Other                                                             102,759            99,566            53,043
                                                                  -------------------------------------------------
                                                                      $486,948          $420,785          $329,899
                                                                  =================================================

PROPERTIES BY GEOGRAPHIC REGION
     United States                                                    $ 75,730          $ 71,889          $ 75,932
     Canada                                                            158,437           162,503            32,233
                                                                  -------------------------------------------------
                                                                      $234,167          $234,392          $108,165
                                                                  =================================================


(1) DISCONTINUED OPERATIONS FOR 1997 REFLECTS TISSUE OPERATIONS ASSETS HELD FOR SALE.
(2) REVENUES ARE REPORTED BY THE LOCATION OF THE CUSTOMER.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars except per share amounts)

                                                                  1999          1998          1997          1996         1995
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Revenues                                                     $ 486,948     $ 420,785     $ 329,899     $ 313,845    $ 417,396
Depreciation and amortization                                   32,773        29,919        30,056        31,440       45,066
Interest expense, net                                            9,063         7,973         5,995         6,035        9,480
Income (loss) from continuing operations                        14,421       (23,460)        4,432        (1,329)       4,955
Income (loss) from discontinued tissue operations                    -        23,059         5,588         5,238      (29,793)
Cumulative effect of accounting change                               -           743             -             -            -
                                                           ------------  ------------  ------------  ------------  -----------
Net income (loss)                                            $  14,421     $     342     $  10,020     $   3,909    $ (24,838)
                                                           ============  ============  ============  ============  ===========
PER COMMON SHARE
Income (loss) from continuing operations - basic             $    1.06     $   (1.74)    $     .33     $    (.10)   $     .37
Income (loss) from continuing operations - diluted                1.05         (1.74)          .33          (.10)         .37
Income (loss) from discontinued operations - basic
  and diluted                                                        -          1.71           .42           .39        (2.23)
Cumulative effect of accounting change - basic
  and diluted                                                        -           .06             -             -            -
Cash dividends                                                     .52           .76           .76           .76          .76
Stockholders' equity                                             12.81         11.72         13.31         13.71        14.19

YEAR-END COMMON SHARES OUTSTANDING,
  NET OF TREASURY STOCK (000's)                                 14,531        13,481        13,481        13,364       13,364

FINANCIAL POSITION (AT DECEMBER 31)
Current assets                                               $ 202,799     $ 185,414     $ 208,270     $ 162,052    $ 207,252
Properties, net                                                234,167       234,392       108,165       201,666      225,760
Deferred income tax assets, net                                 19,448        16,218        24,843        21,871       16,531
Other assets                                                    13,792        13,565        34,489        22,340       22,684
                                                           ------------  ------------  ------------  ------------  -----------
                                                             $ 470,206     $ 449,589     $ 375,767     $ 407,929    $ 472,227
                                                           ============  ============  ============  ============  ===========

Current liabilities                                          $  95,216     $  73,587     $  81,636     $  84,617    $ 113,495
Long-term liabilities                                           41,851        40,182        25,964        32,058       30,526
Long-term debt                                                 147,038       138,004        88,705       108,026      138,514
Minority interest                                                    -        39,759             -             -            -
Stockholders' equity                                           186,101       158,057       179,462       183,228      189,692
                                                           ------------  ------------  ------------  ------------  -----------
                                                             $ 470,206     $ 449,589     $ 375,767     $ 407,929    $ 472,227
                                                           ============  ============  ============  ============  ===========

QUARTERLY FINANCIAL INFORMATION

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, income taxes were estimated using the best available information for projected results for the entire year.

                                                                         Quarter
                                                      ---------------------------------------------
(in thousands of dollars except per share amounts)     First        Second       Third       Fourth        Year
-------------------------------------------------------------------------------------------------------------------
1999
Revenues                                              $ 109,205    $ 120,255    $ 127,745   $ 129,743    $ 486,948
Gross profit                                              2,774       12,066       23,258      18,131       56,229
Net income (loss)                                        (2,276)       2,921        7,160       6,616       14,421

PER COMMON SHARE
Basic net income (loss)                                   (0.17)        0.22         0.53        0.47         1.06
Diluted net income (loss)                                 (0.17)        0.22         0.53        0.46         1.05
Dividends                                                   .19          .11          .11         .11          .52
Stock Price
  High                                                   9 5/16       13 3/8       14 3/8      16 1/4       16  1/4
  Low                                                    6 1/16        6 1/8       10 5/8      10 7/8        6 1/16

1998
Revenues                                              $ 103,493    $ 106,502    $ 104,315   $ 106,475    $ 420,785
Gross profit (loss)                                      (2,681)      (2,940)      (5,130)      2,465       (8,286)
Income (loss) from continuing operations                 (6,593)      (7,126)      (6,753)     (2,988)     (23,460)
Income (loss) from discontinued operations               27,074            -            -      (4,015)      23,059
Cumulative effect of accounting change                        -            -            -         743          743
Net income  (loss)                                       20,481       (7,126)      (6,753)     (6,260)         342

PER COMMON SHARE
Basic and diluted net income (loss):
  Income (loss) from continuing operations                 (.49)        (.53)        (.50)       (.22)       (1.74)
  Income (loss) from discontinued operations               2.01            -            -        (.30)        1.71
  Cumulative effect of accounting change                      -            -            -         .06          .06
  Net income (loss)                                        1.52         (.53)        (.50)       (.46)         .03
Dividends                                                   .19          .19          .19         .19          .76
Stock Price
  High                                                  16 1/16       16 7/8       12 5/8     10 5/16       16 7/8
  Low                                                   13 3/16       11 1/16       8 3/4      7 5/8         7 5/8