Form 10-K405, Exhibit 13
period 2000-12-31
POPE & TALBOT INC /DE/
filed 2001-03-16
CIK 311871

8

                                                                    EXHIBIT 13.1

Five-Year Summary of Selected Financial Data

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars except per share amounts)                   2000        1999        1998         1997        1996
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues /(1)/                                                   $580,052    $536,183    $468,452     $357,581    $338,908
Depreciation and amortization                                      31,912      32,773      29,919       30,056      31,440
Interest expense, net                                               8,444       9,063       7,973        5,995       6,035
Income (loss) from continuing operations                           32,566      14,421     (23,460)       4,432      (1,329)
Income from discontinued operations                                     -           -      23,059        5,588       5,238
Cumulative effect of accounting change                                  -           -         743            -           -
Net income                                                       $ 32,566    $ 14,421    $    342     $ 10,020    $  3,909
                                                                 =========================================================

PER COMMON SHARE
Income (loss) from continuing operations - basic                 $   2.28    $   1.06    $  (1.74)    $    .33    $   (.10)
Income (loss) from continuing operations - diluted                   2.24        1.05       (1.74)         .33        (.10)
Income from discontinued operations - basic and diluted                 -           -        1.71          .42         .39
Cumulative effect of accounting change - basic and diluted              -           -         .06            -           -
Cash dividends                                                        .52         .52         .76          .76         .76
Stockholders' equity                                                14.12       12.81       11.72        13.31       13.71
                                                                 =========================================================
YEAR-END COMMON SHARES OUTSTANDING,
 NET OF TREASURY STOCK (000's)                                     13,857      14,531      13,481       13,481      13,364
                                                                 =========================================================
FINANCIAL POSITION (at December 31)
Current assets                                                   $182,498    $202,799    $185,414     $208,270    $162,052
Properties, net                                                   247,860     234,167     234,392      108,165     201,666
Deferred income tax assets, net                                     6,300      19,448      16,218       24,843      21,871
Other assets                                                       21,529      16,893      13,565       34,489      22,340
                                                                 --------    --------    --------     --------    --------
                                                                 $458,187    $473,307    $449,589     $375,767    $407,929
                                                                 =========================================================

Current liabilities                                              $ 74,158    $ 98,317    $ 73,587     $ 81,636    $ 84,617
Long-term liabilities                                              44,667      41,851      40,182       25,964      32,058
Long-term debt, net of current portion                            143,756     147,038     138,004       88,705     108,026
Minority interest                                                       -           -      39,759            -           -
Stockholders' equity                                              195,606     186,101     158,057      179,462     183,228
                                                                 --------    --------    --------     --------    --------
                                                                 $458,187    $473,307    $449,589     $375,767    $407,929
                                                                 =========================================================

/(1)/ Revenues have been restated for all periods to conform the Company's presentation to recent guidance from the Emerging Issues Task Force of the Financial Accounting Standards Board. This change had no effect on the Company's financial position, net income or reported cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Results of Operations - 2000 Compared with 1999
-----------------------------------------------

Overview
--------
In 2000, the Company experienced a very profitable year with earnings of $32.6 million, or $2.24 per diluted share. This compares with earnings of $14.4 million, or $1.05 per diluted share, in 1999. The Company's return on equity was
17.1 percent for 2000, compared with 8.4 percent in 1999. Total revenues in 2000 increased to $580.1 million from $536.2 million in 1999.

Results for 2000 were driven by the Pulp Products business. The average benchmark price of northern bleached softwood kraft (NBSK) pulp delivered into Northern Europe increased 31 percent in 2000 over the average for 1999. In the Wood Products business, operating profits fell significantly in 2000 as lumber markets weakened dramatically due to an oversupply of lumber in the North American market.

During 2000, the Company undertook several strategic initiatives, described more fully in the discussions that follow, aimed at improving shareholder returns. The Company used its available cash balances and cash provided from operations to reduce debt, increase the common dividend and repurchase common stock. The Company ended the year with a ratio of total debt to total capital of 42 percent, compared with 44 percent at year-end 1999. Cash was also used to bring the Halsey, Oregon pulp mill into compliance with current environmental regulations, as well as for other small, high return capital projects. These expenditures are anticipated to result in significant cost savings going forward.

Selling, general and administrative costs were higher in 2000 compared with 1999, due primarily to higher costs related to employee incentive plans linked to the Company's financial performance and legal fees related to the Company's NAFTA claim against the Canadian government. Net interest expense in 2000 was $8.4 million compared with $9.1 million in 1999. The decrease was primarily due to an increase in capitalized interest, due to the significant amount of capital expenditures in 2000.

Effective January 1, 2000, the Company changed the method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the FIFO method to the LIFO method. The change was made to conform the method of valuing fiber inventories between the Company's U.S. and Canadian pulp operations. The impact of this change was an increase in cost of sales and corresponding decrease in pre-tax operating earnings of approximately $2.9 million, or $.12 per diluted share after tax.

Pulp Products
-------------
Revenues from the Company's Pulp Products business totaled $348.2 million compared with $266.2 million in 1999. Pulp Products generated an operating profit before corporate expenses, interest and income taxes of $64.3 million compared with an operating loss of $1.9 million in 1999. The increase was primarily due to higher pulp prices. The average benchmark list price of NBSK pulp delivered into Northern Europe was $680 per metric ton in 2000 compared with $520 per metric ton in 1999. Total metric tons sold decreased to 543,250 in 2000 from 560,200 in 1999.

The Company's Halsey mill produces pulp from two fiber sources - wood chips and sawdust. Sawdust has historically been in greater supply and less expensive than wood chips, which are normally used as the primary raw material for pulp mills. To better manage the impact of fluctuations in wood chip prices, the mill has shifted its mix of production in favor of the lower cost fiber source. Halsey's sales mix was approximately 65 percent sawdust pulp for 2000 and 69 percent in 1999.

In the fourth quarter of 2000, prices for short-fiber pulp began to decline due to slowing demand for pulp in Asia and an increase in hardwood pulp supply. Short-fiber pulp competes in similar markets as hardwood pulp. If market conditions do not improve, the Company will evaluate the need for temporary shutdowns to balance sales prices, production costs and inventory levels.

The Company has capacity to produce 453,500 metric tons of high-grade NBSK pulp and 146,500 metric tons of short-fiber (sawdust) pulp. Pulp production totaled 563,600 metric tons in 2000 and 551,800 metric tons in 1999. Cost of production was negatively affected by rising raw material and energy costs. Average raw material costs increased approximately 9 percent in 2000 over average 1999 costs. Energy costs at the pulp mills were $2.0 million higher in the fourth quarter of 2000 than the fourth quarter of 1999.

In the fourth quarter of 2000, the chlorine dioxide capital project at the Halsey mill was completed. At a total expected cost of $38.6 million, these expenditures improved the environmental performance of the mill and have made it compliant with the current requirements of the Environmental Protection Agency's (EPA's) "Cluster Rules." In addition, Halsey's production costs are expected to be reduced.

Wood Products
-------------
Revenues from the Company's Wood Products business totaled $231.9 million compared with $269.9 million in 1999. Operating profit in 2000 before corporate expenses, interest and income taxes was $11.1 million compared with $42.6 million in 1999. Lumber prices in the fourth quarter of 2000 approximated the lowest prices in the past 10 years despite housing starts in 2000 approximating
1.6 million. Mill net lumber prices in the U.S., as measured by the Random Lengths Composite Price Index for western spruce/pine/fir 2x4 lumber, averaged under $200 per thousand board feet for the fourth quarter of 2000 and $285 for the year compared with $342 for the year 1999. Lumber sales volume decreased from 577.1 million board feet in 1999 to 562.5 million board feet in 2000.

Wood Products cost of sales totaled $214.0 million in 2000 compared with $220.5 million in 1999. The lower cost of sales in 2000 was primarily due to lower sales volumes and a lower level of tariffs incurred under the 1996 Canada - U.S. Softwood Lumber Agreement (SLA). The Company expensed tariffs of $.2 million in 2000 compared with $7.1 million in 1999. British Columbia stumpage fees are indexed (with a three-month lag) to lumber prices. Average log costs in 2000 increased three percent over average 1999 costs, in part because the Canadian log inventory values as of the beginning of 2000 reflected a higher stumpage rate that was indexed to lumber prices in the second half of 1999. Due to improved operating efficiency at the mills, average costs of production were approximately equal in 2000 and 1999, despite the fewer number of operating days in 2000.

Approximately 80 percent of the Company's current lumber capacity is located in British Columbia, Canada. Lumber sales into the U.S. from British Columbia are subject to tariffs under the SLA. To avoid paying these tariffs, the Company took several shutdowns at its Canadian sawmills in 2000. The SLA in its current form is due to expire on April 1, 2001. Additional temporary mill shutdowns in 2001 are anticipated to balance the economics of the SLA, sales prices and production costs. Two Canadian sawmills will be taking four weeks of downtime in the first quarter of 2001. In addition, the Company's Spearfish, South Dakota sawmill will curtail production for four to six weeks due to similar market conditions. In total, the Company's lumber production may be reduced by approximately 40 million board feet in the first quarter of 2001.

Early in the third quarter of 2000, the Company closed its small, 30 million board foot sawmill in Newcastle, Wyoming. Recent production capacity enhancements at the Company's Spearfish, South Dakota sawmill are expected to offset the majority of the production capacity of the Wyoming facility.

Results of Operations - 1999 Compared with 1998
-----------------------------------------------

Overview
--------
The Company experienced stronger pulp and lumber markets in 1999 compared with 1998. This, combined with mill efficiency gains, led to dramatically improved financial results. Income from continuing operations in 1999 was $14.4 million compared with a loss from continuing operations of $23.5 million in 1998. Lumber prices reached a cyclical high in the third quarter of 1999 while the benchmark European list price for NBSK pulp averaged $520 per metric ton in 1999 and $516 in 1998.

Total revenues in 1999 increased to $536.2 million from $468.5 million in 1998. Lumber sales volumes in 1999 were flat compared with 1998, but the Company's average lumber sales prices increased over 15 percent. Pulp sales volumes in 1999 increased 10 percent over 1998, while average pulp sales prices increased less than 5 percent.

Selling, general and administrative expenses were $25.2 million in 1999 and 1998. In 1999, the Company's progress in reductions of costs through integration of Harmac's corporate and sales functions with Pope & Talbot's was largely offset by higher legal and other corporate costs. Net interest expense in 1999 was $9.1 million compared with $8.0 million in 1998. The increase was primarily due to a lower level of investable cash in 1999.

The Company changed the method of depreciating its U.S. pulp production assets from straight-line to units-of-production in 1998. The change was adopted to conform depreciation methods between the Company's U.S. and Canadian pulp operations. The Company believed this method, common within the industry, most appropriately matches production costs with revenues over the lives of the pulp mill assets. The impact to the consolidated loss from continuing operations in 1998 was a reduction of depreciation expense before tax of $.8 million. The cumulative effect of this accounting change on years prior to 1998 was income of $.7 million, net of tax, or $.06 per share.

Pulp Products
-------------
In 1999, revenues from the Company's Pulp Products business totaled $266.2 million compared with $230.3 million in 1998. As a result of steadily increasing pulp prices and sales volume increases, operating losses from Pulp Products in 1999 decreased to $1.9 million compared with $21.2 million in 1998. Pulp pricing strengthened significantly in the second half of 1999. The benchmark European list price for NBSK pulp averaged $587 per metric ton in the fourth quarter of 1999 compared with $460 in the first quarter of the year. The Company sold 560,200 metric tons of pulp in 1999 compared with 493,000 metric tons in 1998.

In 1999, pulp production totaled 551,800 metric tons. The Harmac mill produced the highest annual volume the mill had produced since 1969 and the Halsey mill produced a record volume of pulp in 1999. Total production in 1998 of 483,100 metric tons of pulp reflects the inclusion of Harmac for less than a full year and the temporary shut-down of the Halsey mill in 1998 to balance inventory levels and reduce fiber costs.

Production costs for Pulp Products in 1999 were favorably affected by the 1998 initiatives to modernize the fiber handling system at the Harmac mill, the closure of its on-site log chipping facility and reductions in staffing. In addition, surplus residual fiber in coastal British Columbia and the mix of pulp products produced in 1999 mitigated the impact of the more expensive whole log chips and the cost of fiber indexed to the sales price of pulp. The Halsey mill production mix was 69 percent sawdust pulp in 1999, compared with 62 percent in 1998, as the Company matched customer product requirements to the lower cost fiber source.

In conjunction with the Company's acquisition of a majority interest in Harmac in 1998, a comprehensive plan to reduce operating costs at the Harmac mill and overall administrative and selling costs was initiated. The plan consisted of closing the mill's on-site log chipping mill, closing the Vancouver, BC corporate administrative and pulp sales office and combining those functions with the Company's corporate office, and additional reductions in hourly and salaried staff at the mill. Certain restructuring costs recorded in conjunction with these programs totaling $6.5 million (costs totaling $5.6 million associated with employee terminations and $0.9 million of fixed asset write-
offs) were included in current liabilities in the computation of the fair value of assets and liabilities assumed at the acquisition date. Costs charged to the restructure liability in 1998 totaled $3.2 million and related primarily to severance and other employee benefits and fixed asset write-offs. Costs charged to the restructure liability in 1999, primarily cash payments for severance and other employee benefits, totaled $1.3 million. At December 31, 1999, total restructuring costs incurred and anticipated for the restructuring plan totaled $5.0 million. Therefore, $1.5 million of restructuring costs included in the original acquisition cost allocation was reversed as an adjustment of the purchase price of Harmac. Cash severance payments in 2000 totaled $.3 million, leaving a remaining liability for restructuring costs at December 31, 2000 of $.2 million, which represented employee benefits payable to employees terminated prior to December 31, 1999.

Wood Products
-------------
The Wood Products business generated an operating profit before corporate expenses, interest and income taxes of $42.6 million compared with $1.3 million in 1998. Reflecting continued strong demand for lumber and 1999 housing starts of almost 1.7 million, the Company sold 577.1 million board feet in 1999 compared with 573.0 million board feet in 1998.

Wood Products revenues were $269.9 million compared with $238.2 million in 1998. The increase over 1998 was due primarily to a 16 percent increase in average lumber sales prices. The Random Lengths Composite Price Index for western spruce/pine/fir lumber, mill net, averaged $342 per thousand board feet in 1999 compared with $288 in 1998.

Wood Products cost of sales totaled $214.0 million in 1999 compared with $233.0 million in 1998. The decrease in cost of sales was primarily due to reductions in the cost of saw logs as well as lower manufacturing costs. Average log costs dropped 17 percent in the Canadian sawmills and 3 percent in the U.S. sawmills in 1999 from 1998 average costs. British Columbia stumpage fees are indexed (with a three-month lag) to lumber prices. Canadian stumpage fees began increasing in the third quarter of 1999 in response to rising lumber prices. Lumber production per man-hour and lumber recovery from logs increased in 1999 relative to 1998, primarily the result of several well-targeted capital expenditures. Also, a new energy system in place at the Company's largest Canadian sawmill, Castlegar, led to additional cost savings in 1999.

The Company's quota of lumber volumes shipped into the U.S. subject to tariff was modified and an additional tier of tariff was added in 1999. The net impact of these changes has been to increase tariff fees paid to the Government of Canada and/or reduce production (by increasing downtime) at the Company's British Columbia sawmills. The Company expensed tariff charges of $7.1 million in 1999 compared with $2.9 million in 1998. Because of the SLA, the Company took several shutdowns during 1999 and 1998.

Liquidity and Capital Resources
-------------------------------

The Company's primary source of internally generated cash is operating income before depreciation and amortization and the principal external source of cash has been debt financing. The current ratio at year-end 2000 and 1999 was 2.5 to 1 and 2.1 to 1, respectively. Total debt to total capital was 42 percent at December 31, 2000 compared with 44 percent at year-end 1999. Total debt was reduced $15.1 million, or nine percent, from year-end 1999. The debt to total capital ratio was also affected by common share repurchases, which reduced equity by $13.0 million in 2000.

Operating Activities
--------------------
Net cash provided by operating activities increased to $60.5 million in 2000 compared with $41.2 million in 1999 and the use of $6.1 million for operations in 1998. Cash flows from operations before working capital changes were $64.5 million in 2000, $44.6 million in 1999 and a negative $25.5 million in 1998. A significantly increasing level of profitability was the primary reason for the increase.

Significant changes in working capital for 2000 included a $12.0 million decrease in accounts receivable, offset by a $14.3 million increase in inventories. Inventory increases were primarily due to softening markets for pulp and lumber, approximately $9.4 million of pulp inventory shipped in 2000 and recorded as a sale in the first quarter of 2001 and higher log inventories.

Working capital changes in 1999 reflected an increase in accounts receivable due to higher pulp sales volumes and prices and higher inventories, primarily logs. Accounts payable and accrued liabilities increased in 1999 due to the accrual of Canadian stumpage payments and capital costs related to the Halsey CLO2 project.

In 1998, working capital was provided by reductions in inventories, primarily logs and lumber, and increases in current taxes payable. These changes were partially offset by a decrease in accounts payable and accrued liabilities.

Investing Activities
--------------------
Capital expenditures totaled $50.6 million in 2000, $24.5 million in 1999 and $27.6 million in 1998. The Company presently anticipates that capital expenditures will approximate $20 million in 2001, all of which is expected to be financed through internally generated funds and cash and cash equivalents. These expenditures will be primarily to sustain existing operations, focused on projects that are expected to result in cost reductions with relatively short pay-back periods.

Included in capital expenditures in 2000 was $27.5 million for the completion of Halsey's chlorine dioxide project to make the mill compliant with the current requirements of the EPA's "Cluster Rules." Total expenditures for this project are expected to approximate $38.6 million, with approximately $2.8 million of cash payments to be made in 2001 for the work completed in 2000.

In the Wood Products business, the focus continues to be production cost reduction and recovery improvement projects. During 2000, the Company completed installation of a second optimizing trimmer and an optimized grader assist system at Castlegar, our largest Canadian sawmill, at a cost of $4.0 million. The 1999 expenditures include $3.1 million on curve sawing technology at the Spearfish, South Dakota mill. In 1998, the Company invested $9.0 million for a waste wood burning energy system at the Castlegar sawmill. This energy system has mitigated the impact of rising natural gas costs at Castlegar in the second half of 2000. The 1998 capital expenditures also included $6.6 million for the installation of a barge unloading facility that completed the modernization of the Harmac pulp mill's fiber handling system.

The Company acquired Harmac Pacific Inc. (Harmac) in a series of steps from 1997 to 1999. Total cash expenditures for Harmac stock and related acquisition costs, including $19.6 million of cash acquired, totaled $93.5 million. The Company also issued 1.5 million common shares valued at $18.3 million. Including the value assigned to Company options that were exchanged for Harmac options, the total purchase price of Harmac was $112.4 million plus the assumption of Harmac's convertible subordinated debentures with a principal balance of $52.6 million at the time of majority ownership.

In November 1999, the Company acquired the 40 percent of the outstanding Harmac stock it did not already own. Under terms of the agreement, Harmac shareholders received approximately $20 million U.S. in cash and approximately 1.5 million shares of Company common stock. In conjunction with the transaction, Harmac redeemed its 8 percent convertible subordinated debentures with an outstanding principal balance of $76.5 million Canadian (approximately $52 million U.S.) at par plus accrued interest.

In February 1998, the Company increased its ownership of Harmac stock from 10 percent to 53 percent through completion of a cash tender offer. The payment for Harmac shares was made from existing cash and cash equivalent balances and borrowings of approximately $20 million under the Company's revolving credit agreement. The sale of the tissue business, also in the first quarter of 1998, generated $120.5 million in cash and the purchaser assumed certain tissue business liabilities. The Company used the cash received primarily to pay down short-term debt obligations related to the Harmac acquisition and to purchase short-term investments. In December 1998, the Company acquired an additional 2.1 million shares of Harmac stock for $2.5 million, increasing its ownership to 60 percent.

Financing Activities
--------------------
Net cash used for financing activities in 2000 totaled $33.7 million compared with $.5 million in 1999 and $42.3 million in 1998. At December 31, 2000, the Company had no short-term borrowings outstanding and had available approximately $75 million of borrowing capacity under its revolving credit lines. The Company's weighted average cost of debt was 7.50 percent at year-end 2000, all at fixed rates.

In addition to paying down debt in 2000, the Company expended $13.0 million for common share repurchases. In April 1999, the Company's Board of Directors (Board) authorized the repurchase of up to 2 million shares of its common stock through open market and privately negotiated transactions. The Board authorized the repurchase of an additional one million common shares, for a total authorization of 3 million shares, in July 2000. The Company acquires its stock when excess cash is available and when the Company believes its shares are undervalued in the market. The Company purchased 824,900 shares in 2000 and 429,600 in 1999.

In July 2000, the Board increased the quarterly dividend to 15 cents per common share from 11 cents per share. In the first quarter of 1999, the Board reduced the quarterly dividend rate to 11 cents from 19 cents to conserve the Company's cash balances and net worth.

On September 30, 1999, the Company completed the sale and leaseback of its Halsey, Oregon pulp mill. The Company received $64.6 million in cash and treated the transaction as a financing for financial reporting purposes. The proceeds were used to fund the Company's chlorine dioxide capital project at the Halsey mill and other corporate purposes.

Financial Market Risk
---------------------

The Company's financial market risk arises from fluctuations in interest rates and foreign currencies.

The Company's exposure to market risk for interest rates relates primarily to investments in short-term marketable securities and short- and long-term debt. The Company's investment in marketable securities at December 31, 2000 was not significant.

Changes in interest rates affect fixed and variable rate debt differently. A change in the interest rate on fixed rate debt will affect the fair value of the debt, whereas a change in the interest rate on variable rate debt will affect interest expense and cash flows. The Company's debt is primarily fixed rate and, therefore, net income is not materially affected when market interest rates change. A hypothetical 10 percent change in interest rates would change the fair value of the Company's fixed-rate long-term debt obligations by $6 million.

The Company has significant operations in Canada and, therefore, is exposed to foreign currency rate risk. For the Company, a weakening of the Canadian dollar relative to the U.S. dollar has a positive effect on the cost of operating in Canada but has a negative foreign currency translation effect.

The Company's net investment in foreign subsidiaries with a functional currency other than the U.S. dollar is not hedged. The net assets in foreign subsidiaries translated into U.S. dollars using the period-end exchange rates were approximately $186.8 million. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in foreign exchange rates would be approximately $18.7 million at December 31, 2000. Any loss in fair value would be reflected as a cumulative translation adjustment and would not reduce reported net income of the Company.

The Company is exposed to foreign currency transaction gains and losses in the translation of U.S. dollar denominated intercompany borrowings, cash and accounts receivable of its Canadian subsidiary and Canadian dollar denominated intercompany loans made by the parent company. Transaction gains and losses were not material to the results of operations for the Company's 2000, 1999 or 1998 periods.

At December 31, 2000, the Company had no significant forward exchange contracts outstanding. The Company does not hold financial instruments for trading purposes.

Cautionary Statement Regarding Forward-Looking Information
----------------------------------------------------------

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on present information the Company has related to its existing business circumstances and involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from such forward-looking statements. Further, investors are cautioned that the Company does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. In addition to specific factors that may be described in connection with any particular forward-looking statement, factors that could cause actual results to differ materially include (but are not limited to):

Cyclical Operating Results and Product Pricing
----------------------------------------------
The Company's financial performance is principally dependent on the prices it receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. Industry cyclicality resulting from increases or decreases in production capacity, increases or decreases in operating rates and changes in customer consumption patterns will affect changes in product prices, which affect the Company's profitability and cash flows.

The Company's expectations regarding downtime to be taken in the first quarter of 2001 are subject to change based on changes in current pricing and demand conditions for the Company's products.

Risks of International Business
-------------------------------
The markets for the Company's products are highly competitive on a global basis, with a number of major companies competing in each market with no company holding a dominant position. For both lumber and pulp, a large number of companies produce products that are reasonably standardized, and the Company competes principally on the basis of price.

The Company's products are sold primarily in the United States, Europe, Canada and Asia. The economic climate of each region has a significant impact on the demand for pulp and lumber. Changes in regional economies can result in changes in prices and sales volumes, thereby directly affecting the Company's profitability and cash flows.

Exchange Rate Fluctuations
--------------------------
Although the Company's sales are made primarily in U.S. dollars, a substantial portion of its operating costs and expenses are incurred in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Availability and  Pricing of Raw Materials
------------------------------------------
Logs, wood chips and sawdust, the principal raw materials used in the manufacture of the Company's' products, are purchased in highly competitive, price-sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Supply and price of these raw materials are dependent upon a variety of factors, many of which the Company has no control over, including environmental and conservation regulations, and natural disasters, such as forest fires, wind storms and other extreme weather conditions. A decrease in the supply of logs, wood chips and sawdust can cause higher raw material costs.

The Company's pulp mill in British Columbia (Harmac) has a long-term fiber supply agreement with Weyerhaeuser Company Limited (Weyerhaeuser) that provides for 1.7 million cubic meters of fiber per year through 2019. The failure by Weyerhaeuser to produce the required fiber pursuant to this contract could have a material adverse effect on the Company as a whole.

Dependence on a Single Customer for the Halsey, Oregon Pulp Mill
----------------------------------------------------------------
Approximately 25 percent of the pulp produced by the Halsey, Oregon pulp mill is sold to Grays Harbor Paper Company pursuant to a long-term contract. Grays Harbor is currently experiencing difficulties and has reduced its pulp purchases from the Company. Loss of this key customer would have a material adverse impact on the Company if replacement buyers could not be secured on a timely basis.

Environmental Matters
---------------------
The Company's pulp and lumber operations are subject to a variety of national and local laws and regulations, many of which deal with the environment. These laws and regulations impose stringent standards on the Company regarding, among other things: air emissions; water discharges; use and handling of hazardous materials; use, handling and disposal of waste and remediation of environmental contamination. Changes in these laws or regulations have in the past, and could in the future, result in substantial expenditures for compliance.

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

The Company's forest operations are primarily carried out on public forestlands under forest licenses. Many of these lands are subject to the constitutionally protected treaty or common law rights of the First Nations People of Canada. For historical reasons, most of the lands in British Columbia are not covered by treaties and, as a result, the claims of British Columbia's First Nations People relating to these forest resources are largely unresolved. Such claims may, in the future, result in: a decrease in the lands available for forest operations under British Columbia licenses, including under the Company's licenses and contracts; additional restrictions on the sale and harvest of timber on British Columbia timberlands; and an increase in operating costs. Such claims could also affect timber supply and prices. The Company believes that such claims will not have a significant effect on the Company's timber requirements or production of pulp in year 2001, although they may have such an effect in the future.

Current legislation requires all pulp mills in British Columbia to eliminate the discharge of chlorinated organic compounds by December 31, 2002. Currently, the cost of available technology to eliminate all chlorinated organic compounds at kraft pulp mills is prohibitive. The British Columbia government, industry participants and other stakeholders are engaged in discussions to resolve this issue. If the current legislation is not amended, substantially all of the chemical pulp mills in British Columbia would likely be required to be closed, which would have a material adverse effect on the Company's business.

The Company is currently participating in the investigation of environmental contamination at two sites on which it previously conducted business. The ultimate cost to the Company for site remediation and monitoring of these sites cannot be predicted with certainty due to the difficulties in measuring the magnitude of the contamination, the varying costs of alternative clean-up methods, the clean-up time frame possibilities, the evolving nature of remediation technologies and governmental regulations and determining the extent to which contributions will be available from the other parties, including insurance carriers.

Cost Reductions Expected from Capital Expenditures
--------------------------------------------------
The Company has made and will continue to make capital expenditures in both its lumber and pulp operations that it expects to generate cost savings. Although the Company's management is experienced in achieving cost reduction and operating efficiencies, there can be no assurance that any specified level of cost savings will be fully achieved or will be achieved within the time periods contemplated. In addition, cost savings from capital projects may be offset by cost increases in other areas so that total costs may not actually decrease.

Quotas and Export Fees on Lumber Exports to the United States
-------------------------------------------------------------
Softwood lumber exports to the U.S. by Canadian producers have been a contentious trade issue between Canada and the U.S. for a number of years. Effective April 1996, the governments of Canada and the U.S. entered into a five-year agreement, the Canada - U.S. Softwood Lumber Agreement (SLA), concerning the export of softwood lumber to the U.S. Pursuant to the agreement, in each of the subsequent five fiscal years ended March 31, Canadian softwood lumber producers in certain provinces were assigned quotas of lumber volumes that could be shipped to the U.S. fee free, with a three-tier fee structure on incremental volumes. On April 1, 2001, the SLA expires, and the Company cannot predict whether the agreement will be renewed or what the terms of any renewed agreement might be.

In March 1999, the Company filed under the North American Free Trade Agreement a claim against the Canadian government. In its claim, the Company asserted that its duty-free export quota volume has been unfairly allocated and then unfairly reduced since the agreement came into effect. There can be no assurance as to when the claim will be ultimately resolved.

Net Operating Loss Carryforwards
--------------------------------
Management believes that the Company will have sufficient future U.S. taxable income to make it more likely than not that its net operating loss deferred tax asset will be realized. In making this assessment, management has considered the cyclical nature of its businesses, the relatively long expiration period of net operating losses and the ability to utilize certain tax planning strategies if a net operating loss were to otherwise expire. The strategy that would be most feasible for U.S. federal tax loss carryforwards is changing the method of tax depreciation. The realization of the asset is not assured and could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

Financial Leverage
------------------
The Company's long-term debt as a percentage of total capitalization at December 31, 2000 was 42 percent. While the Company's leverage level is not unusual for the forest products and pulp industries, such leverage, or leverage at higher amounts, increases its financial risk by (i) potentially increasing the cost of additional financing for working capital, capital expenditures and other purposes, and (ii) increasing the amount of cash flow dedicated to the payment of interest and principal.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Pope & Talbot, Inc.

We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Harmac Pacific Inc., which statements reflect total revenues of 43 percent in 1998, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the other entity, is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, the Company changed its method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the first-in, first-out method to the last-in, first-out method.

     As explained in Note 1 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for depreciation of pulp production assets from the straight-line method to the units-of-production method.

Arthur Andersen LLP

Portland, OR
January 17, 2001

Consolidated Balance Sheets

Pope & Talbot, Inc. and Subsidiaries
As of December 31
(in thousands of dollars except per share amounts)                                              2000            1999
--------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                                $   1,391       $  22,719
  Short-term investments                                                                      10,604          10,649
  Accounts receivable                                                                         62,085          74,099
  Inventories                                                                                 98,737          84,466
  Prepaid expenses                                                                             9,681          10,866
                                                                                           ---------       ---------
    Total current assets                                                                     182,498         202,799
Properties:
  Plant and equipment                                                                        485,819         457,537
  Accumulated depreciation                                                                  (246,165)       (232,129)
                                                                                           ---------       ---------
                                                                                             239,654         225,408
Land and timber cutting rights                                                                 8,206           8,759
                                                                                           ---------       ---------
    Total properties                                                                         247,860         234,167
Other assets:
  Deferred income tax assets, net                                                              6,300          19,448
  Other                                                                                       21,529          16,893
                                                                                           ---------       ---------
    Total other assets                                                                        27,829          36,341
                                                                                           ---------       ---------
                                                                                           $ 458,187       $ 473,307
                                                                                           =========       =========
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term borrowings                                                                    $       -       $  11,059
  Current portion of long-term debt                                                            3,247           4,024
  Accounts payable                                                                            29,770          29,305
  Accrued payroll and related taxes                                                           20,411          19,892
  Income taxes                                                                                 7,753          17,784
  Other accrued liabilities                                                                   12,977          16,253
                                                                                           ---------       ---------
    Total current liabilities                                                                 74,158          98,317
Long-term liabilities:
  Long-term debt, net of current portion                                                     143,756         147,038
  Other long-term liabilities                                                                 44,667          41,851
                                                                                           ---------       ---------
    Total long-term liabilities                                                              188,423         188,889
Stockholders' equity:
  Preferred stock, $10 par value: 1,500,000 shares authorized; none issued                         -               -
  Common stock, $1 par value: 20,000,000 shares authorized; 15,457,095 and
   15,450,641 shares issued                                                                   15,457          15,451
  Additional paid-in capital                                                                  48,292          48,596
  Retained earnings                                                                          172,977         147,893
  Cumulative translation adjustments                                                         (15,796)        (11,149)
  Common stock held in treasury, at cost, 1,600,366 and 919,764                              (25,324)        (14,690)
                                                                                           ---------       ---------
    Total stockholders' equity                                                               195,606         186,101
                                                                                           ---------       ---------
                                                                                           $ 458,187       $ 473,307
                                                                                           =========       =========

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statements of Income

Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars except per share amounts)                                2000             1999              1998
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $580,052         $536,183          $468,452
Costs and expenses:
  Cost of sales                                                                  487,247          478,686           475,596
  Selling, general and administrative                                             28,677           25,178            25,242
  Interest, net                                                                    8,444            9,063             7,973
                                                                                --------         --------          --------
                                                                                 524,368          512,927           508,811

Income (loss) before income taxes, minority interest, discontinued
  operations and cumulative effect of accounting change                           55,684           23,256           (40,359)
Income tax provision (benefit)                                                    23,118           11,422           (13,352)
                                                                                --------         --------          --------
Income (loss) before minority interest, discontinued operations
  and cumulative effect of accounting change                                      32,566           11,834           (27,007)
Minority interest in subsidiary loss, net of income tax benefit                        -           (2,587)           (3,547)
                                                                                --------         --------          --------
Income (loss) from continuing operations                                          32,566           14,421           (23,460)
Discontinued operations:
  Income from discontinued tissue operations
    (net of income tax provision of $164)                                              -                -               256
  Gain on sale of discontinued tissue operations
    (net of income tax provision of $24,630)                                           -                -            26,818
  Loss on sale of discontinued diaper operations
    (net of income tax benefit of $1,985)                                              -                -            (4,015)
                                                                                --------         --------          --------
Income from discontinued operations                                                    -                -            23,059
                                                                                --------         --------          --------
Income (loss) before cumulative effect of accounting change                       32,566           14,421              (401)

Cumulative effect of accounting change                                                 -                -               743
                                                                                --------         --------          --------
    Net income                                                                  $ 32,566         $ 14,421          $    342
                                                                                ========         ========          ========
Basic income (loss) per common share:
  Income (loss) from continuing operations                                      $   2.28         $   1.06          $  (1.74)
  Income from discontinued operations                                                  -                -              1.71
  Cumulative effect of accounting change                                               -                -               .06
                                                                                --------         --------          --------
    Net income                                                                  $   2.28         $   1.06          $    .03
                                                                                ========         ========          ========
Diluted income (loss) per common share:
  Income (loss) from continuing operations                                      $   2.24         $   1.05          $  (1.74)
  Income from discontinued operations                                                  -                -              1.71
  Cumulative effect of accounting change                                               -                -               .06
                                                                                --------         --------          --------
    Net income                                                                  $   2.24         $   1.05          $    .03
                                                                                ========         ========          ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statements of Stockholders' Equity


Pope & Talbot, Inc. and Subsidiaries
For the years ended December 31, 2000, 1999        Common stock       Treasury Stock     Additional            Cumulative
and 1998 (in thousands of dollars except per     ----------------   ------------------    paid-in   Retained   translation
share amounts)                                   Shares    Amount    Shares     Amount    capital   earnings   adjustments  Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  13,971,605 $  13,972   (490,164) $(9,444)  $34,395   $  150,386  $   (9,847) $179,462
Cash dividends ($.76 per share)                        -         -          -        -         -      (10,246)          -   (10,246)
Partnership transaction tax
  settlement costs                                     -         -          -        -    (3,235)           -           -    (3,235)
Comprehensive income (loss):
  Net income                                           -         -          -        -         -          342           -       342
  Change in translation
   adjustment                                          -         -          -        -         -            -      (8,266)   (8,266)
                                                                                                                           ---------
Total comprehensive loss                               -         -          -        -         -            -           -    (7,924)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1998                  13,971,605    13,972   (490,164)  (9,444)   31,160      140,482     (18,113)  158,057
                                              --------------------------------------------------------------------------------------
Cash dividends ($.52 per share)                        -         -          -        -         -       (7,010)          -    (7,010)
Issuance of shares in acquisition of
  Harmac minority interest                     1,479,041     1,479          -        -    16,812            -           -    18,291
Value of options exchanged for Harmac options
  included as additional purchase price                -         -          -        -       624            -           -       624
Repurchased shares                                     -         -   (429,600)  (5,246)        -            -           -    (5,246)
Comprehensive income (loss):
  Net income                                           -         -          -        -         -       14,421           -    14,421
  Change in translation
    adjustment                                         -         -          -        -         -            -       6,964     6,964
                                                                                                                           ---------
Total comprehensive income                             -         -          -        -         -            -           -    21,385
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1999                  15,450,646    15,451   (919,764) (14,690)   48,596      147,893     (11,149)  186,101
                                              --------------------------------------------------------------------------------------
Cash dividends ($.52 per share)                        -         -          -        -         -       (7,482)          -    (7,482)
Issuance of shares in acquisition of
  Harmac minority interest                         6,449         6          -        -        (6)           -           -         -
Issuance of shares under stock plans                   -         -    144,298    2,365      (298)           -           -     2,067
Repurchased shares                                     -         -   (824,900) (12,999)        -            -           -   (12,999)
Comprehensive income (loss):
  Net income                                           -         -          -        -         -       32,566           -    32,566
  Change in translation
    adjustment                                         -         -          -        -         -            -      (4,647)   (4,647)
                                                                                                                           ---------
Total comprehensive income                             -         -          -        -         -            -           -    27,919
                                              --------------------------------------------------------------------------------------
Balance at December 31, 2000                  15,457,095   $15,457 (1,600,366)$(25,324)  $48,292     $172,977    $(15,796) $195,606
                                              --------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statements of Cash Flows


Pope & Talbot, Inc. and Subsidiaries
Years ended December 31
(in thousands of dollars)                                                        2000              1999              1998
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
 Net income                                                                    $ 32,566          $ 14,421         $    342
 Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
     Depreciation and amortization                                               31,912            32,773           29,919
     Gain on disposal of discontinued operations                                      -                 -          (51,448)
     Minority interest in subsidiary loss, net of income tax                          -            (2,587)          (3,547)
     Cumulative effect of accounting change                                           -                 -             (743)
     Changes in assets and liabilities:
        Accounts receivable                                                      12,014           (14,423)            (161)
        Inventories                                                             (14,271)           (6,709)          16,906
        Prepaid expenses and other assets                                        (4,848)              561            2,207
        Accounts payable and accrued liabilities                                 (4,593)           11,986           (8,928)
        Current and deferred income taxes                                         4,656             4,843            6,168
        Other liabilities                                                         3,089               316            3,141
                                                                               --------          --------          -------
            Net cash provided by (used for) operating activities                 60,525            41,181           (6,144)
Cash flow from investing activities:
 Purchases of short-term investments                                            (27,369)          (19,488)         (43,935)
 Proceeds from maturities of short-term investments                              27,414            18,696           29,311
 Proceeds from sales of short-term investments                                        -                 -            4,869
 Purchases of noncurrent investments held for sale                                    -                 -           (2,206)
 Capital expenditures                                                           (50,591)          (24,827)         (27,574)
 Investment in subsidiary, net of cash acquired                                       -           (20,389)         (38,337)
 Minority interest in subsidiary treasury stock issuance                              -               207              174
 Proceeds from sale of discontinued operations                                        -                 -          120,451
 Proceeds from sale of other properties                                           2,377               335            1,261
                                                                               --------          --------          -------
            Net cash provided by (used for) investing activities                (48,169)          (45,466)          44,014

Cash flow from financing activities:
 Net increase (decrease) in short-term borrowings                               (11,059)              800          (31,541)
 Net increase (decrease) in long-term debt                                       (4,059)           10,987             (521)
 Shares repurchased                                                             (12,999)           (5,246)               -
 Proceeds from issuance of treasury stock, net                                    1,915                 -                -
 Cash dividends                                                                  (7,482)           (7,010)         (10,246)
                                                                               --------          --------          -------
            Net cash used for financing activities                              (33,684)             (469)         (42,308)
                                                                               --------          --------          -------
Decrease in cash and cash equivalents                                           (21,328)           (4,754)          (4,438)
Cash and cash equivalents at beginning of period                                 22,719            27,473           31,911
                                                                               --------          --------          -------
Cash and cash equivalents at end of period                                     $  1,391          $ 22,719         $ 27,473
                                                                               ========          ========          =======
The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
Pope & Talbot, Inc. and Subsidiaries
For the years ended December 31, 2000, 1999 and 1998

1.     ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pope & Talbot, Inc. and Subsidiaries (the Company), after eliminating significant intercompany balances and transactions.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated into U.S. dollars at average exchange rates for each period. Resulting translation adjustments are recorded as a separate component of stockholders' equity as cumulative translation adjustments. For balance sheet accounts translated at year-end exchange rates, such as cash and accounts receivable, the differences from historical rates are included in net income and were not material to the results of operations for any of the years presented.

Inventories

Inventories are stated at the lower of cost or market. For portions of lumber, raw material inventories and finished goods inventories, cost has been determined on the last-in, first-out (LIFO) method. For remaining inventories, cost has been determined using the first-in, first-out (FIFO) and average-cost methods.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for new facilities and those expenditures that substantially increase the useful lives of existing property, plant and equipment are capitalized as well as interest costs associated with major capital projects. Interest capitalized is determined by applying the Company's effective interest rate to the accumulated capital costs during the construction period of a project and is amortized over the depreciable life of related assets. Capitalized interest was $1.2 million in 2000 and $.4 million in 1999 and 1998. Upon sale or retirement of capitalized assets, the related cost and accumulated depreciation are removed from the accounts, with the resultant gain or loss included in net income. Costs of maintenance and repairs are charged to expense as incurred.

     Depreciation of assets other than pulp production assets is computed using the straight-line method over the useful lives of respective assets. The estimated useful lives of the principal items of property, plant and equipment range from 3 to 40 years. Depreciation of the Company's pulp production assets is computed using the units-of-production method.

Impairment of Long-Lived Assets

The Company periodically evaluates long-lived assets for impairment. Recoverability of assets is measured by comparison of the carrying amount of an asset to the undiscounted net future cash flows expected to be generated by an asset. If estimated future cash flows indicate the carrying value of an asset may not be recoverable, impairment exists, and the asset's book value is written down to its estimated realizable value.

Timber Resources

In the U.S., the Company obtains its timber from various public and private sources under timber harvesting contracts. The Company does not incur a direct liability for, or ownership of, this timber until it has been harvested. Additionally, logs are purchased in the open market. The total volume committed under contract at December 31, 2000, and the 2001 planned contract harvest was 184 million board feet and 52 million board feet, respectively. At December 31, 2000, the Company's best estimate of its total commitment at current contract rates under these contracts was approximately $26.2 million. The

Company evaluates the realizability of harvesting contracts based on the estimated total cost applied to such harvests and the projected values to be realized from sales of the converted product.

     In Canada, the Company primarily obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses. The cost assigned to these timber licenses is amortized over 50 years on a straight-line basis. The Company also purchases logs in Canada in the open market.

     The Canadian timber harvesting licenses allow, but do not require, the Company to remove timber from defined areas annually on a sustained yield basis. Future allowable harvests may be adjusted if the Company does not remove timber over a five-year period in accordance with the grants. As in the U.S., the Company does not incur liabilities for the cost of timber until it has been harvested.

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

     Undistributed earnings of the Company's Canadian subsidiaries totaled $164.6 million at December 31, 2000, which,

under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian government on those earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

Environmental Expenditures

Environmental expenditures related to current operations that substantially increase the economic value or extend the useful life of an asset are capitalized while all other costs are expensed as incurred. Expenditures that relate to an existing condition caused by past operations are expensed as incurred.

     The Company recognizes a liability for environmental remediation costs when such costs are probable and reasonably estimable. Such liabilities are based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other long-term liabilities on the accompanying balance sheet. Recoveries of environmental remediation costs from insurance carriers are recorded at such time receipt is highly probable and can be reasonably estimated.

Revenue Recognition

The Company recognizes revenue from product sales when title to the goods sold passes to the buyer, which is generally at the time of shipment, and the sales price is fixed or determinable. Sales are reported net of discounts and allowances.

Interest

Interest expense in the Consolidated Statements of Income is shown net of interest income and capitalized interest. Interest income was $2.4 million in 2000, $3.7 million in 1999 and $3.4 million in 1998.

Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments. The fair value of the Company's debt is discussed in Note 6.

     The Company does not hold financial instruments for trading purposes. The Company's Canadian subsidiary occasionally enters into Canadian dollar forward exchange contracts with maturities of one to five months to fix the conversion of a portion of pulp sales receivables denominated in U.S. dollars. During 2000, the Company entered into one contract (outstanding at December 31, 2000) to purchase $7.6 million Canadian at an exchange rate of .6576. The unrealized gain on this contract at December 31, 2000 was not material.

Earnings Per Share

The computation of basic earnings per share is based on net income and the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect the assumed issuance of common stock equivalents related to dilutive stock options and restricted stock awards. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share.

The following table summarizes the computation of diluted net income per share:

                                              2000         1999         1998
================================================================================
Weighted average number of common
 shares outstanding                         14,278,375   13,666,705   13,481,441

Application of the "treasury stock"
 method to the stock plans                     232,931       82,654          807
                                           -----------  -----------  -----------

Total common and common equivalent
 shares, assuming dilution                  14,511,306   13,749,359   13,482,248
                                           ===========  ===========  ===========

Net income                                 $32,566,000  $14,421,000  $   342,000
                                           ===========  ===========  ===========

Diluted net income per common share        $      2.24  $      1.05  $      0.03
                                           ===========  ===========  ===========

     Certain Company stock options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market prices of the common shares. Such stock options totaled 280,000 shares, 777,000 shares, and 827,000 shares at year-end 2000, 1999 and 1998, respectively, at average exercise prices of $21 in 2000, $16 in 1999 and $18 in 1998.

Statements of Cash Flows

The Company classifies as cash and cash equivalents unrestricted cash on deposit in banks plus all investments having original maturities of 90 days or less. The effect of exchange rate changes on cash balances held in foreign currencies was not significant. Total cash expenditures for interest were $11.0 million, $12.0 million and $11.8 million for 2000, 1999 and 1998, respectively. Total cash expenditures for income taxes were $17.3 million for 2000, $10.6 million for 1999 and $1.9 million for 1998.

Accounting Standards Adopted

In September 2000, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" (EITF 00-10). The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF further concluded that shipping and handling costs incurred by a seller should be reported as operating expenses. Compliance with the EITF 00-10 was effective in the fourth quarter of 2000.

The Company has historically recorded certain shipping and handling costs as a reduction of gross sales, in accordance with common industry practice at the time. To comply with the EITF consensus, the Company reclassified shipping and handling costs to cost of goods sold for all periods presented. There was no effect on the Company's consolidated statements of financial position, net income or cash flow.

Prospective Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which will be effective for the Company beginning January 1, 2001, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in each derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Given the Company's current level of derivative and hedging activities, the Company does not expect the adoption of the Statement to have a material impact on its financial statements.

Accounting Changes

Effective January 1, 2000, the Company changed the method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the FIFO method to the LIFO method. The change was made to conform the method of valuing fiber inventories between the Company's U.S. and Canadian operations. The impact of this change was an increase in cost of sales and corresponding decrease in pre-tax operating earnings of approximately $2.9 million, or $.12 per diluted share after tax. The cumulative effect of this change to the LIFO method on operating results as of the beginning of 2000 has not been presented, as the effect is not readily determinable.

     In 1998, depreciation of the Company's U.S. pulp production assets was changed to the units-of-production method from the straight-line method. The change was adopted to conform depreciation methods between the Company's U.S. and Canadian pulp operations. The Company believes the units-of-production method, common in the industry, more appropriately matches production costs and revenues over the lives of the pulp mill assets. The effect of the change in 1998 was to decrease the loss from continuing operations by approximately $.5 million. The cumulative effect of applying the new method on years prior to 1998 was income of $.7 million, net of tax, or $.06 per share and reported as a cumulative effect of accounting change in the 1998 period.

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

2.   INVESTMENT SECURITIES

At December 31, 2000, the Company's short-term investments consisted primarily of corporate debt securities. The investment securities were classified as available-for-sale and the amortized cost approximated the fair value.

3.   INVENTORIES

(thousands)                                  2000            1999
====================================================================
Lumber                                    $   13,091       $   9,454
Pulp                                          23,425          13,218
Logs                                          34,377          32,742
Wood chips and sawdust                        12,999          15,676
Chemicals and supplies                        13,791          12,755
Other                                          1,054             621
                                          ----------       ---------
                                          $   98,737       $  84,466
                                          ==========       =========


The portion of inventories determined using the last-in, first-out (LIFO) method aggregated $21.0 million and $4.1 million at December 31, 2000 and 1999, respectively. If average cost method, which approximates current cost, had been used, it would have increased total inventory balances by approximately $5.3 million and $2.3 million at December 31, 2000 and 1999, respectively.


4.   PROPERTIES

(thousands)                                  2000            1999
====================================================================
Plant and equipment:
  Mills, plants and improvements          $   65,045       $  58,907
  Equipment                                  398,074         361,528
  Mobile equipment                            19,562          20,390
  Construction in progress                     3,138          16,712
                                          ----------       ---------
                                          $  485,819       $ 457,537
                                          ==========       =========

Land and timber cutting rights:
  Land                                    $    4,235       $   4,313
  Canadian timber cutting rights               3,971           4,446
                                          ----------       ---------
                                          $    8,206       $   8,759
                                          ==========       =========

Included in plant and equipment at December 31, 2000, were assets at cost of $156.8 million ($157.9 million at December 31, 1999) and a net book value of $46.0 million ($49.0 million at December 31, 1999) for which the Company does not hold title. See Note 6 and the discussion of the Halsey mill sale/leaseback.

5.    INCOME TAXES

Earnings before income taxes, minority interest, discontinued operations and cumulative effect of a change in accounting principle are comprised of the following:

(thousands)                                 2000       1999          1998
=========================================================================
Domestic earnings                       $ (9,900)   (10,112)      (31,147)
Foreign earnings                          65,584     33,368        (9,212)
                                        ---------------------------------
                                        $ 55,684   $ 23,256     $ (40,359)
                                        =================================

The income tax provision (benefit) consists of the following components:

(thousands)                             Current      Deferred         Total
===========================================================================
2000
   Federal                              $   409      $ (2,172)     $ (1,763)
   State                                      -          (407)         (407)
   Foreign                                9,238        16,050        25,288
                                        -----------------------------------
                                        $ 9,647      $ 13,471      $ 23,118
                                        ===================================
1999
   Federal                              $ 1,659      $ (3,289)     $ (1,630)
   State                                     54          (460)         (406)
   Foreign                               15,559        (2,101)       13,458
                                        -----------------------------------
                                        $17,272      $ (5,850)     $ 11,422
                                        ===================================
1998
   Federal                              $   915      $(10,924)     $(10,009)
   State                                      -          (529)         (529)
   Foreign                                2,767        (5,581)       (2,814)
                                        -----------------------------------
                                        $ 3,682      $(17,034)     $(13,352)
                                        ===================================

     The income tax provision (benefit) was different from the amount computed by applying the U.S. statutory federal income tax rate as follows:

(thousands)                                    2000        1999         1998
============================================================================
Tax at U.S. statutory rate                  $19,489     $ 8,140     $(14,125)
State tax net of federal benefit               (263)       (264)        (344)
Impact of foreign tax rates different
 than U.S. statutory rate                     3,674       1,270         (303)
Adjustment to prior years taxes                   -       1,459            -
Large corporate tax                             150         389          370
Other items, net                                 68         428        1,050
                                            --------------------------------
                                            $23,118     $11,422     $(13,352)
                                            ================================

The temporary differences that give rise to deferred taxes are shown in the following table. The primary deferred tax asset relates to net operating loss carryforwards. At December 31, 2000, the Company had available $28.4 million of U.S. federal tax loss carryforwards expiring as follows: 2010 - $14.3 million; 2011 - $4.3 million; 2012 - $6.5 million; and 2020 - $3.3 million. As of
December 31, 2000, the Company also had Alternative Minimum Tax carryforwards of $.5 million that may be carried forward indefinitely.
     Management believes that the Company will have sufficient future U.S. taxable income to make it more likely than not that the net operating loss deferred tax asset will be realized. In making this assessment, management has considered the cyclical nature of its businesses, the relatively long expiration period of net operating losses and the ability to utilize certain tax planning strategies if a net operating loss were to otherwise expire. The realization of the asset is not assured and could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.
     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset is comprised of the following:

(thousands)                                          2000         1999
======================================================================
Current deferred taxes:
     Gross assets                                $  4,031     $  5,317
Noncurrent deferred taxes:
     Gross assets                                  52,159       68,738
     Gross liabilities                            (45,859)     (49,290)
                                                 ---------------------
     Total noncurrent deferred taxes                6,300       19,448
                                                 ---------------------
Net deferred tax asset                           $ 10,331     $ 24,765
                                                 =====================

     The Company's valuation allowance against deferred tax assets at December 31, 2000, was $6.3 million. At December 31, 1999 and 1998 it was $7.3 million. The change in the valuation allowance related primarily to expiration of state tax credits. The remaining valuation allowance relates to certain state net operating loss carryforwards and tax credits that the Company believes will not be realized in the future.
     The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

(thousands)                                          2000         1999
======================================================================
Postretirement benefits                          $  7,254     $  6,742
Reforestation                                       4,321        4,552
Vacation pay                                          907          866
Depreciation                                      (16,532)     (20,734)
AMT and other tax credits                           2,970        4,444
Net operating loss carryforwards                   11,029       23,400
Other, net (including valuation allowance)            382        5,495
                                                 ---------------------
Net deferred tax asset                           $ 10,331     $ 24,765
                                                 =====================

6.    DEBT

(thousands)                                                  2000        1999
=============================================================================
Short-term borrowings:
Revolving credit and term loan facility, variable
interest rate (6.25% at December 31, 1999)               $      -    $ 11,059
                                                         ====================

Long-term debt:
8.375% debentures, due 2013                              $ 75,000    $ 75,000
State of Oregon Small Scale Energy Loan Program
(SELP) note payable, secured by irrevocable
letter of credit, 6.55%, payable monthly
through 2013                                               12,522      13,150
Lease financing obligation, interest at  6.6%              59,481      62,912
                                                         --------------------
          Total long-term debt                            147,003     151,062
Less current portion of long-term obligations               3,247       4,024
                                                         --------------------
          Long-term debt, net of current obligations     $143,756    $147,038
                                                         ====================

The Company has revolving credit agreements with two banks which, when combined, provides approximately $75 million of available borrowings. Each agreement contains certain financial covenants, all of which had been met or were not applicable as of December 31, 2000.
     The Company has a revolving credit and term loan facility with a Canadian bank, secured by certain Canadian inventory and accounts receivable. The agreement provides $75 million Canadian (approximately $50 million U.S.) of revolving credit until March 2001, unless extended. The interest rate associated with this agreement is based, at the option of the Company, on specified market rates plus a margin based on the Company's debt rating. A commitment fee of 1/4 percent per year on the unused portion of available borrowings is payable quarterly.
     The Company also has a revolving credit agreement with a domestic bank, secured by certain inventory and accounts receivable. The agreement provides $25 million of revolving credit until June 2001, unless extended. The interest rate associated with this agreement is based, at the option of the Company, on specified market rates plus a margin based on the Company's debt rating. A commitment fee of 3/10 percent per year on the unused portion is payable quarterly.
     In the third quarter of 1999, the Company entered into a sale/leaseback arrangement of its Halsey pulp mill. The facility was sold for $64.6 million cash, and the transaction was accounted for as a financing, wherein the property remained on the books and continued to be depreciated. A lease-financing obligation equal to the proceeds received was recorded and subsequently reduced by payments made by the Company. The lease has a term of approximately twelve years, with an early purchase option in the seventh year. The lease requires semi-annual rent payments as follows: for the years 2001 through 2005 - $3.3 million; $4.0 million in 2006; and beginning in January of 2007 (if the lease has not been previously terminated by exercise of the Company's purchase options), three semi-annual payments of $11.4 million are required. The Company has three purchase options under the lease. The purchase option in the seventh year is fixed at $41.1 million, payable in five installments during 2007. The other two options are at the facility's fair market value or a fixed termination value. The facility lease contains several financial covenants, which the Company is required to meet throughout the term of the lease.
     The fair value of the 8.375 percent debentures and 6.55 percent Oregon SELP note at December 31, 2000 were estimated to be $78 million and $12 million, respectively, based upon rates currently available for debt with similar terms. The annual maturities of long-term obligations for the five years subsequent to December 31, 2000 are: 2001- $3.2 million; 2002 - $3.5 million; 2003 - $3.7 million; 2004 - $3.9 million and 2005 - $4.4 million.

7.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

(thousands)                                           2000           1999
=========================================================================
Reforestation                                      $14,596        $15,320
Postretirement benefits                             15,571         14,712
Environmental liabilities                           11,845          8,700
Other                                                2,655          3,119
                                                   ----------------------

                                                   $44,667        $41,851
                                                   ======================

8.    PENSION AND OTHER POSTRETIREMENT PLANS

The Company's retirement plans consist principally of noncontributory defined-benefit pension plans and postretirement medical and life insurance plans. The pension plans include plans administered by the Company and multi-employer plans administered by various unions.
     Certain union employees are covered under multi-employer pension plans. Contributions to these plans are based upon negotiated hourly rates. It is not possible to determine the amount of accumulated benefits or net assets available for benefits that apply solely to Company employees covered by these plans. All other Company participating employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee's years of service.
     The Company's funding policy regarding all of its Company-administered pension plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the

maximum amounts deductible under current tax regulations. Substantially all of the pension plans' assets are invested in common stock, fixed-income securities, cash and cash equivalents. Curtailment gains were included as a component of the gain on sale of discontinued operations in 1998 (see Note 11).
     The Company sponsors postretirement medical and life insurance plans for certain salaried and nonsalaried employees and eligible spouses and dependents of the employees. The medical plans pay a stated percentage of covered medical expenses incurred after deducting co-payments made once a stated deductible has been met. The life insurance plans pay a defined benefit. The Company's funding policy for these plans is to not make contributions to the plans prior to the actual incurrence of costs under the plans.
     The following table sets forth selected financial information regarding the pension and postretirement benefit plans:

                                                                           Pension Benefits               Postretirement Benefits
                                                                      -----------------------------------------------------------
(thousands)                                                               2000          1999             2000                1999
=================================================================================================================================
Change in benefit obligation
     Benefit obligation at beginning of year                          $ 70,271      $ 69,449         $ 13,997            $ 13,808
     Service cost                                                        2,365         2,468              478                 507
     Interest cost                                                       4,989         4,809            1,080                 950
     Amendment                                                               -           515                -                   -
     Settlement                                                         (5,129)         (926)               -                   -
     Actuarial (gain) loss                                                 258        (5,249)             494              (1,295)
     Benefits paid                                                      (2,987)       (2,831)            (457)               (374)
     Foreign currency rate changes                                      (1,256)        2,036             (241)                401
                                                                      -----------------------------------------------------------
     Benefit obligation at end of year                                $ 68,511      $ 70,271         $ 15,351            $ 13,997
                                                                      ===========================================================

Change in plan assets
     Fair value of plan assets at beginning of year                   $ 84,385      $ 74,330         $      -            $      -
     Actual return on plan assets                                       10,909        10,590                -                   -
     Employer contributions                                                851           604              450                 374
     Settlement                                                         (5,129)            -                -                   -
     Benefits paid                                                      (3,175)       (2,831)            (450)               (374)
     Foreign currency rate changes                                      (1,122)        1,692                -                   -
                                                                      -----------------------------------------------------------
     Fair value of plan assets at end of year                         $ 86,719      $ 84,385         $      -            $      -
                                                                      ===========================================================

Funded status                                                         $ 18,209      $ 14,114         $(15,351)           $(13,997)
Employer contribution after measurement date                               100             -                -                   -
Unrecognized net actuarial gain                                        (16,928)      (15,575)            (220)               (715)
Unrecognized prior service cost                                          1,500         1,719                -                   -
Unrecognized net asset at transition                                       (77)         (143)               -                   -
                                                                      -----------------------------------------------------------
Prepaid (accrued) benefit cost                                        $  2,804      $    115         $(15,571)           $(14,712)
                                                                      ===========================================================

Plans having assets in excess of accumulated benefits
     Benefit obligation                                               $ 65,442      $ 56,282
     Fair value of plan assets                                          86,719        74,205

Plans having accumulated benefits in excess of assets
     Benefit obligation                                               $  3,068      $ 13,989
     Fair value of plan assets                                               -        10,180

Weighted-average assumptions as of December 31
     Discount rate                                                        7.50%         7.25%            7.50%               7.25%
     Rate of compensation increase                                        5.00%         5.00%            5.00%               5.00%
     Expected return on plan assets                                       8.50%         8.50%

     For measurement purposes of U.S. plans, 7.0 percent and 7.5 percent rates of increase were assumed for health care costs in 2000 and 1999, respectively. The rate was assumed to decline in 1/2 percent decrements every year until it reached 5 percent in 2004 where it remained thereafter. For the Company's Canadian plans, 8 percent and 9 percent annual rates of increase were assumed for health care costs in 2000 and 1999, respectively. The rate was assumed to decline in 1 percent decrements every year until it reached 5 percent in 2003 where it remained thereafter.

      Net periodic pension cost for 2000, 1999 and 1998 was composed of the following:

                                                                                               Pension Benefits
                                                                              --------------------------------------------------
(thousands)                                                                      2000                1999                 1998
================================================================================================================================
Components of net periodic benefit cost:
     Service cost                                                             $ 2,365             $ 2,468              $ 2,382
     Interest cost                                                              4,987               4,809                4,408
     Expected return on plan assets                                            (6,968)             (6,384)              (6,200)
     Amortization of prior service cost                                            76                  76                  177
     Amortization of transition amounts                                            23                 (51)                  24
     Recognized net actuarial gain                                               (663)               (293)                (735)
     Settlement gains                                                          (1,129)               (440)                   -
     Curtailment gains                                                              -                   -               (3,537)
                                                                              ------------------------------------------------
     Net periodic benefit cost for Company
          administered plans                                                   (1,309)                185               (3,481)
     Contributions to multi-employer plans                                      4,686               4,666                4,558
                                                                              ------------------------------------------------
     Net periodic benefit cost                                                $ 3,377             $ 4,851              $ 1,077
                                                                              ================================================


      The Company has granted certain former employees pension benefits which supplement the normal Company plans. These benefits are unfunded, general obligations of the Company. The cost associated with these benefits was $149,000 in 2000, $117,000 in 1999 and $386,000 in 1998.
      Net periodic cost for the Company's postretirement medical and life insurance plans for 2000, 1999 and 1998 was composed of the following:

                                                                        Postretirement Benefits
                                                          ------------------------------------------------------
(thousands)                                                 2000                  1999                    1998
================================================================================================================
Components of net periodic benefit cost:
     Service cost                                         $  478                $  507                 $   475
     Interest cost                                         1,080                   950                     880
     Recognized net actuarial (gain) loss                     15                   (31)                    (17)
     Curtailment gains                                         -                     -                  (6,437)
                                                          ----------------------------------------------------
     Net periodic benefit cost                            $1,573                $1,426                 $(5,099)
                                                          ====================================================


      Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                              One Percentage Point
                                                                       -------------------------------------
(thousands)                                                             Increase                 Decrease
============================================================================================================
Effect on total service and interest cost components                   $     320                 $   (234)
Effect on postretirement benefit obligation                                2,576                   (2,129)

9.  STOCK OPTION PLANS

The Company has a stock option plan (Option Plan) for officers and key employees. This plan is administered by the Human Resources and Nominating Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. The Company also has a non-employee director stock option plan (Director Plan). At December 31, 2000, shares available for future grants under these plans totaled 149,900. Additionally, the Company has a non-employee director stock retainer fee plan (Retainer Plan). At December 31, 2000, shares available for future grants under this plan totaled 220,672. In connection with the acquisition by the Company of the Harmac minority interest in 1999, holders of Harmac options received options to purchase a total of 95,411 shares of Company common stock in exchange for their Harmac options at an appropriately adjusted exercise price.

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

     The Retainer Plan permits non-employee directors to apply all or a portion of their annual retainer fees to the acquisition of options to purchase shares of the Company's common stock. The number of shares covered by such options is determined by dividing the amount of retainer fees to be applied by the Black-Scholes formula value for the option. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.

     A summary of the stock options outstanding at December 31, 2000, 1999 and 1998 and changes during the years then ended in the number of shares (Shares) and the weighted average exercise price (Price) is presented below (options received by former Harmac option holders are denoted as "Exchanged"):


                                                             2000                      1999                         1998
                                                   ------------------------  -----------------------     ------------------------
(shares in thousands)                               Shares          Price      Shares         Price        Shares          Price
=================================================================================================================================
Outstanding at beginning of year                    1,054           $ 15        837          $ 18            901           $ 19
Granted                                               278             16        277             9             76             14
Exchanged                                               -              -         95            10              -              -
Exercised                                            (114)            15          -             -              -              -
Canceled                                              (42)            23       (155)           16           (140)            19
                                                    -----                     -----                        -----
Outstanding at end of year                          1,176             15      1,054            15            837             18
                                                    =====                     =====                        =====

Exercisable at year-end                               399             16        642            18            540             19
                                                    =====                     =====                        =====
Weighted average fair value
 of options granted during year                     $5.21                     $1.93                        $3.57
                                                    =====                     =====                        =====

     The fair value of options granted in 2000, 1999 and 1998 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.6, 5.1 and 5.5 percent; dividend yields of 5.5,
5.4 and 4.2 percent; and expected volatility of 50, 35 and 31 percent. Expected option lives of six years were assumed. The following table summarizes information about stock options outstanding at December 31, 2000:

                                                                                Range of exercise prices
                                                                 -----------------------------------------------
(shares in thousands)                                             $5 - $11         $12 - $20          $21 - $30           Total
=================================================================================================================================
Options outstanding:
     Number outstanding                                                256               859                 61           1,176
     Remaining contractual life in years                               8.0               6.0                4.0             6.0
     Weighted average exercise price                              $      8         $      16          $      29          $   15

Options exercisable:
     Number exercisable                                                 61               309                 29             399
     Weighted average exercise price                              $      8         $      16          $      30          $   16


     In 2000, restricted shares were awarded to an officer of the Company at no cost based on stock price targets established under the award. Ten percent of the shares vested on the date of issuance and 10 percent will vest on each anniversary thereof. At December 31, 2000, unvested restricted shares totaled 27,252.

     The Company accounts for stock option plans following the guidance of APB Opinion No. 25, under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," if fully adopted, changes the methods for recognition of costs on plans similar to those of the Company. Adoption of SFAS No. 123 is optional for stock option cost recognition; however, pro forma disclosures are required and shown below as if the Company had adopted the cost recognition requirements under SFAS No. 123:

(thousands except per share)                          2000                  1999                 1998
======================================================================================================
Net income:
     As reported                                  $ 32,566             $  14,421               $  342
     Pro forma                                      31,718                14,093                  179

Diluted net income per share:
     As reported                                  $   2.24             $    1.05               $  .03
     Pro forma                                        2.19                  1.03                  .01


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

10.  ACQUISITION

On November 8, 1999, the Company completed the acquisition of the 40 percent of Harmac Pacific Inc. (Harmac) shares it did not already own. Harmac shareholders received $30 million Canadian (approximately $20.4 million U.S.) and approximately 1.5 million shares of Company stock at an amount assigned to the issuable shares of $18.3 million. Also included in the purchase price were acquisition costs of $.7 million and the value assigned to Company options that were exchanged for Harmac options of $.6 million. Through a number of purchases in 1997 and 1998, the Company had acquired a 60 percent ownership interest in Harmac for $72.4 million. The purchase price of Harmac totaled $112.4 million, including cash acquired of $19.6 million.

     The acquisition was accounted for as a step purchase transaction, and the results of operations of Harmac have been included in the consolidated financial statements from February 2, 1998. The fair value of assets acquired and liabilities assumed for the purchase of the 53 percent of Harmac shares as of February 1998 was as follows:

(thousands)
=====================================================================================================
Current assets, other than cash                                                             $ 58,814
Property, plant and equipment                                                                147,164
Other assets                                                                                   2,902
Current liabilities                                                                          (29,297)
Convertible subordinated debentures                                                          (52,556)
Other liabilities                                                                            (23,049)
Minority interest                                                                            (53,678)
                                                                                            --------

Purchase price, net of $19,637 cash received                                                $ 50,300
                                                                                            ========

     The subsequent share purchases, in December 1998 and November 1999, resulted in acquired net assets in excess of cost. The excess over cost was allocated to reduce proportionately the values assigned to noncurrent assets in determining their fair value. This resulted in a reduction in the carrying value of property of $14.2 million and an increase to deferred tax assets of $5.7 million to reflect the tax effect of the property adjustment.

     In conjunction with the Company's acquisition of a majority interest in Harmac in 1998, a comprehensive plan to reduce operating costs at the Harmac mill and overall administrative and selling costs was initiated. The plan consisted of closing the mill's on-site log chipping mill, closing the Vancouver, BC corporate administrative and pulp sales office and combining those functions with the Company's corporate office, and additional reductions in hourly and salaried staff at the mill. Certain restructuring costs recorded in conjunction with these programs totaling $6.5 million (costs totaling $5.6 million associated with employee terminations and $.9 million of fixed asset write-offs) were included in current liabilities in the computation of the fair value of assets and liabilities assumed at the acquisition date. Costs charged to the restructure liability in 1998 totaled $3.2 million and related primarily to severance and other employee benefits and fixed asset write-offs. Costs charged to the restructure liability in 1999, primarily cash payments for severance and other employee benefits, totaled $1.3 million. At December 31, 1999, total restructuring costs incurred and anticipated for the restructuring plan totaled $5.0 million. Therefore, $1.5 million of restructuring costs included in the original acquisition cost allocation was reversed as an adjustment of the purchase price of Harmac. Cash severance payments in 2000 totaled $.3 million, leaving a remaining liability for restructuring costs at December 31, 2000 of $.2 million, which represented employee benefits payable to employees terminated prior to December 31, 1999.

     The following unaudited pro forma information below gives effect as if 100 percent of the Harmac shares had been acquired at the beginning of each of the respective years after giving effect to certain adjustments, including material differences between Canadian and U.S. generally accepted accounting principles. The unaudited pro forma information does not necessarily reflect the results of operations that actually would have been achieved had the acquisition been consummated at that time.

(thousands except per share, unaudited)                                                       1999                  1998
===========================================================================================================================
Revenues                                                                                    $536,183              $477,516

Income (loss) from continuing operations                                                      11,898               (27,756)
Income from discontinued operations                                                                -                23,059
Cumulative effect of accounting change                                                             -                   743
                                                                                            ------------------------------
Net income (loss)                                                                           $ 11,898              $ (3,954)
                                                                                            ==============================
Basic and diluted income (loss) per common share:
    Income (loss) from continuing operations                                                $   0.87              $  (2.06)
    Income from discontinued operations                                                            -                  1.71
    Cumulative effect of accounting change                                                         -                  0.06
                                                                                            ------------------------------
    Net income (loss)                                                                       $   0.87              $  (0.29)
                                                                                            ==============================


11.  DISCONTINUED OPERATIONS

Tissue Business

In March 1998, the Company sold the assets of its tissue business to PLAINWELL, INC. (Plainwell) for a total cash consideration of $120.5 million and the assumption by Plainwell of certain liabilities. Operating results of the tissue business for 1998 are shown separately in the Consolidated Statements of Income as income from discontinued tissue operations, net of tax. Tissue sales of $8.3 million in 1998 were excluded from revenues in the Consolidated Statements of Income.

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

     The Oregon Department of Environmental Quality (ODEQ), based on detection of possible creosote and hydrocarbon contamination, determined that a vacant industrial site formerly owned by the Company requires further action. Accordingly, the Company and the local governmental owner agreed in a Consent Order with ODEQ to investigate the site and determine an appropriate remedy. The Company is currently participating in the investigation phase of this site with remediation and monitoring to occur over an extended future time period. Based on preliminary findings, the Company has established a reserve in the amount of $4.7 million representing the low end of the range of estimated future remediation and monitoring costs at this site. Factors outside the Company's control could cause the costs to be substantially greater and the Company's recorded estimate of its obligation may change.

     The Washington Department of Ecology (WDOE) requested that the Company undertake an assessment to determine whether and to what extent the Company's former mill site at Port Gamble, Washington may be contaminated. Further, WDOE requested that the Company perform an investigation of sediments in the adjacent bay to determine the extent of wood waste accumulation. These activities were completed during 1999. Future regulatory developments and investigation findings regarding sediments may indicate remediation will be necessary. Based on preliminary findings, the Company has established a reserve in the amount of $6.8 million representing the low end of the range of estimated future remediation and monitoring costs at this site. Factors outside the Company's control could cause the costs to be substantially greater and the Company's recorded estimate of its obligation may change.

     The Company has tendered the defense of the above environmental claims to a number of insurance carriers that issued comprehensive general liability policies to the Company from 1959 to 1992. In 1995, the Company filed a declaratory judgment action to obtain a decision that the insurance carriers were obligated to defend the Company and indemnify it for any environmental liabilities incurred as a result of certain operations of the Company during that period. The Company expects that the case will be tried, if necessary, in the year 2002. The Company has concluded settlements with several insurance carriers and is engaged in settlement discussions with other insurance carriers. If it is determined that the insurance carriers are obligated to pay the Company's defense and indemnity claims, there are more than sufficient policy limits available to meet the Company's estimated liabilities. The Company believes recovery under these policies is probable and has recorded receivables in amounts it has deemed highly probable of realization. It is possible the Company's recorded estimate of receivables may change.

     In March 1999, the Company filed a claim under Chapter 11 of the North American Free Trade Agreement (NAFTA) against the Canadian Federal Government. The complaint arises from the Company's assertion that its duty-free export quota under the Canada-U.S. Softwood Lumber Agreement has been unfairly allocated and then reduced each year since the agreement came into effect.

     The NAFTA contains a special process that permits NAFTA investors who have been harmed by government actions which are inconsistent with the provisions of NAFTA's Investment Chapter to seek compensation before an impartial international arbitration panel. In June 2000, the international arbitration panel appointed to hear this claim dismissed two of the Company's claims and asked for a subsequent hearing on two other claims by the Company. The arbitration panel met in November 2000 and indicated no further information from the parties was to be requested and that the panel will now decide the case. There can be no assurance as to when the claim will be resolved.

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

      The accounting policies of the operating segments are the same as those described in Accounting Policies, Note 1. The Company evaluates performance based on profit or loss before income taxes. A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:


(thousands)                                                               2000                    1999                    1998
---------------------------------------------------------------------------------------------------------------------------------
Revenues/(1)/
 Wood products                                                          $ 231,896               $ 269,945               $ 238,175
 Pulp products                                                            348,156                 266,238                 230,277
                                                                        ---------------------------------------------------------
  Total operating segments                                              $ 580,052               $ 536,183               $ 468,452
                                                                        =========================================================
EBITDA
 Wood products                                                          $  18,104               $  50,617               $   8,923
 Pulp products                                                             88,463                  21,880                    (204)
                                                                        ---------------------------------------------------------
  Total operating segments                                                106,567                  72,497                   8,719
 Corporate                                                                (10,527)                 (7,405)                (11,837)
                                                                        ---------------------------------------------------------
                                                                        $  96,040               $  65,092               $  (3,118)
                                                                        =========================================================
Depreciation and
amortization expense
 Wood products                                                          $   7,014               $   8,028               $   7,629
 Pulp products                                                             24,180                  23,819                  20,965
                                                                        ---------------------------------------------------------
  Total operating segments                                                 31,194                  31,847                  28,594
 Corporate                                                                    718                     926                     674
 Discontinued operations                                                        -                       -                     651
                                                                        ---------------------------------------------------------
                                                                        $  31,912               $  32,773               $  29,919
                                                                        =========================================================
Operating profit (loss)
from continuing operations
 Wood products                                                          $  11,090               $  42,589               $   1,294
 Pulp products                                                             64,283                  (1,939)                (21,169)
                                                                        ---------------------------------------------------------
  Total operating segments                                                 75,373                  40,650                 (19,875)
 Corporate                                                                (11,245)                 (8,331)                (12,511)
 Interest expense, net                                                     (8,444)                 (9,063)                 (7,973)
                                                                        ---------------------------------------------------------
 Income before income taxes, minority
  interest, discontinued operations and
  cumulative effect of accounting change                                $  55,684               $  23,256               $ (40,359)
                                                                        =========================================================

Total assets at year-end
 Wood products                                                          $  96,795               $ 119,588               $ 116,328
 Pulp products                                                            291,997                 276,571                 272,586
                                                                        ---------------------------------------------------------
  Total operating segments                                                388,792                 396,159                 388,914
 Corporate                                                                 69,395                  77,148                  60,675
                                                                        ---------------------------------------------------------
                                                                        $ 458,187               $ 473,307               $ 449,589
                                                                        =========================================================
Capital expenditures
 Wood products                                                          $   8,796               $   8,780               $  13,445
 Pulp products                                                             40,843                  14,930                  12,238
                                                                        ---------------------------------------------------------
  Total operating segments                                                 49,639                  23,710                  25,683
 Corporate                                                                    952                   1,117                   1,271
 Discontinued operations                                                        -                       -                     620
                                                                        ---------------------------------------------------------
                                                                        $  50,591               $  24,827               $  27,574
                                                                        =========================================================
Revenues by geographic region/(2)/
 United States                                                          $ 274,765               $ 309,906               $ 269,900
 Europe                                                                   154,683                 113,128                  87,707
 Other                                                                    150,604                 113,149                 110,845
                                                                        ---------------------------------------------------------
                                                                        $ 580,052               $ 536,183               $ 468,452
                                                                        =========================================================

Properties by geographic region
 United States                                                          $  99,479               $  75,730               $  71,889
 Canada                                                                   148,381                 158,437                 162,503
                                                                        ---------------------------------------------------------
                                                                        $ 247,860               $ 234,167               $ 234,392
                                                                        =========================================================

(1) Excludes discontinued operations.
(2) Revenues are reported by the location of the customer.

Quarterly Financial Information

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, income taxes were estimated using the best available information for projected results for the entire year.

                                                                                  Quarter
                                                             --------------------------------------------------
(in thousands of dollars except per share amounts)             First        Second        Third       Fourth       Year
--------------------------------------------------------------------------------------------------------------------------
2000
Revenues/(1)/                                                $ 153,878     $ 157,021    $ 143,095   $ 126,058    $ 580,052
Gross profit                                                    25,776        26,232       25,508      15,289       92,805
Net income                                                       9,393         9,823        9,274       4,076       32,566

Per Common Share
Basic net income                                                  0.65          0.67         0.66        0.29         2.28
Diluted net income                                                0.64          0.66         0.64        0.29         2.24
Dividends                                                         0.11          0.11         0.15        0.15         0.52
Stock Price
    High                                                      19 15/16       23  1/2      21 3/16     17  7/8      23  1/2
    Low                                                        14  7/8       15  5/8      14  1/8     13  1/4      13  1/4

1999
Revenues/(1)/                                                $ 121,405     $ 132,123    $ 140,194   $ 142,461    $ 536,183
Gross profit                                                     3,003        12,350       23,716      18,428       57,497
Net income (loss)                                               (2,276)        2,921        7,160       6,616       14,421

Per Common Share
Basic net income (loss)                                          (0.17)         0.22         0.53        0.47         1.06
Diluted net income (loss)                                        (0.17)         0.22         0.53        0.46         1.05
Dividends                                                         0.19          0.11         0.11        0.11         0.52
Stock Price
    High                                                       9  5/16       13  3/8      14  3/8     16  1/4      16  1/4
    Low                                                        6  1/16        6  1/8      10  5/8     10  7/8       6 1/16

(1) Revenues have been restated for all periods to conform the Company's presentation to recent guidance from the Emerging Issues Task Force of The Financial Accounting Standards Board. This change had no effect of the Company's financial position, net income or reported cash flows.