Form 10-K405, Exhibit 13
period 2001-12-31
POPE & TALBOT INC /DE/
filed 2002-03-13
CIK 311871

Exhibit 13.1
Five-Year Summary of Selected Financial Data

Pope & Talbot, Inc. and Subsidiaries Years ended December 31 (thousands except per share)	2001	2000	1999	1998	1997

Financial Results
Revenues	$499,227	$580,052	$536,183	$468,452	$357,581
Depreciation and amortization	30,840	31,912	32,773	29,919	30,056
Interest, net	12,563	8,444	9,063	7,973	5,995
Income (loss) from continuing operations	(24,905)	32,566	14,421	(23,460)	4,432
Income from discontinued operations(1)	-	-	-	23,059	5,588
Cumulative effect of accounting change	-	-	-	743	-

Net income (loss)	$(24,905)	$32,566	$14,421	$342	$10,020

EBITDA(2)	$459	$96,040	$65,092	$(2,467)	$44,821
Adjusted EBITDA(3)	16,026	96,040	65,092	(2,467)	44,821
Cash provided by (used for) operations	24,258	60,525	41,181	(6,144)	24,968

Per Common Share
Diluted earnings per share:
Income (loss) from continuing operations	$(1.68)	$2.24	$1.05	$(1.74)	$.33
Income from discontinued operations(1)	-	-	-	1.71	.42
Cumulative effect of accounting change	-	-	-	.06	-

Net income (loss)	$(1.68)	$2.24	$1.05	$.03	$.75

Cash dividends	$.60	$.52	$.52	$.76	$.76
Stockholders’ equity	11.02	14.12	12.81	11.72	13.31
Year-end stock price	14.25	16.81	16.00	8.38	15.06

Shares outstanding at year-end (000’s)	15,617	13,857	14,531	13,481	13,481

Financial Position
Current assets	$196,941	$182,498	$202,799	$185,414	$208,270
Properties, net	318,061	247,860	234,167	234,392	108,165
Other assets	19,928	27,829	36,341	29,783	59,332

Total assets	$534,930	$458,187	$473,307	$449,589	$375,767

Current liabilities	$102,841	$74,158	$98,317	$73,587	$81,636
Long-term liabilities	39,947	44,667	41,851	40,182	25,964
Long-term debt, net of current portion	220,029	143,756	147,038	138,004	88,705
Minority interest	-	-	-	39,759	-
Stockholders’ equity	172,113	195,606	186,101	158,057	179,462

Total liabilities and stockholders’ equity	$534,930	$458,187	$473,307	$449,589	$375,767

Financial Ratios
Return on equity	(14)%	17%	8%	-%	6%
Long-term debt to total capitalization	56%	42%	44%	41%	37	%(4)
Net debt to total capitalization	56%	41%	41%	39%	30	%(4)

Sales Volumes
Lumber (thousand board feet)	529,600	562,500	574,400	575,600	548,300
Pulp (metric tons)(5)	642,800	543,300	560,200	493,100	180,200

Number of Employees	2,223	1,985	2,067	2,117	2,255

(1)	Income from discontinued operations represents the sale of the assets of the Company’s tissue business in 1998 and tissue business operating results in 1997.
(2)	Earnings before minority interest, discontinued operations, accounting change, interest, income taxes, depreciation and amortization.
(3)	Earnings before minority interest, discontinued operations, accounting change, interest, income taxes, depreciation and amortization and non-cash lumber import duties of $15,567 in 2001.
(4)	Includes $18,800 note payable assumed by the purchaser of the discontinued tissue business in 1998.
(5)	Includes sales volumes since Mackenzie acquisition on June 15, 2001 and Harmac acquisition on February 2, 1998.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—2001 Compared with 2000

Overview
Lower commodity prices in pulp and lumber and duties assessed on softwood lumber imported into the U.S. from Canada led to a loss of $24.9 million, or $1.68 per share in 2001. This compared with earnings of $32.6 million, or $2.24 per diluted share, in 2000. The $15.6 million non-cash accrual for lumber import duties on lumber from Canada (as preliminarily determined by the U.S. Department of Commerce) represented 38 percent of the Company’s after tax loss in 2001, or $.65 per share. Excluding these duties, Pope & Talbot lost $1.03 per share in 2001. Total revenues in 2001 were $499.2 million, compared with $580.1 million in 2000.

Earnings before interest, taxes, depreciation and amortization (EBITDA) excluding lumber import duties were $16.0 million for 2001. Giving effect to the non-cash accrual for lumber duties of $15.6 million, EBITDA was $.4 million in 2001 compared with $96.0 million for 2000.

During 2001, the Company continued its focus on reducing costs of production, logistics and overhead, as well as increasing and improving its position in the pulp business. The Company acquired the Mackenzie pulp mill in 2001, increasing the Company’s market pulp capacity by 38 percent to 830,000 metric tons. The purchase from Norske Skog Canada was completed on June 15, 2001 for approximately $80.4 million U.S. in cash and 1,750,000 shares of Company common stock. The results of Mackenzie are included in the consolidated financial statements from the date of acquisition. The Company also strengthened its liquidity position by increasing its lines of credit and completing the second phase of its sale/leaseback of the Halsey pulp mill facility. The Company ended 2001 with a ratio of long-term debt to total capitalization of 56 percent, compared with 42 percent at December 31, 2000.

Results for 2001 were driven primarily by weak markets for both pulp and lumber. The average benchmark price of northern bleached softwood kraft (NBSK) pulp delivered into Northern Europe decreased 22 percent in 2001 compared with 2000. In Wood Products, operating profits fell significantly in 2001 due to preliminary trade sanctions imposed in August and October by the U.S. Department of Commerce (DOC) on lumber imported from Canada into the U.S. Excluding the effect of the $15.6 million of lumber import duties, Wood Products operating results improved in 2001 over 2000 as a result of improving lumber markets in the first half of 2001. However, lumber markets weakened dramatically in the second half of 2001 due to recessionary fears.

Selling, general and administrative costs were lower by $2.3 million in 2001 compared with 2000, due primarily to lower legal fees and lower costs related to employee incentive plans linked to the Company’s financial performance. These expense decreases were partially offset by the inclusion of selling, general and administrative costs of the Mackenzie pulp mill from its June 2001 acquisition date and an increase in the bad debt reserve for certain pulp customers. Net interest expense in 2001 was

$12.6 million compared with $8.4 million in 2000. The increase in net interest expense was primarily due to the higher level of debt in 2001 used to finance the Mackenzie pulp mill purchase.

The Company’s effective tax rate was 42 percent for 2001 and 2000. Included in the 2001 provision was the recognition of state pollution control tax credits that became realizable as the result of the sale/leaseback of the Halsey mill chlorine dioxide facility in December 2001. In addition, the Company recognized in 2001 the benefit of the reduction in the British Columbia corporate income tax rate from 38.6 percent to 35.6 percent.

Pulp Products
Revenues from the Company’s Pulp Products business totaled $291.1 million in 2001 compared with $348.2 million in 2000. EBITDA from the Company’s pulp operations totaled $4.4 million in 2001 compared with $88.5 million in 2000. Pulp Products generated an operating loss before corporate expenses, interest and income taxes of $18.4 million compared with an operating profit of $64.3 million in 2000. These decreases were primarily due to lower pulp prices. Revenues for Mackenzie pulp sales totaled $43.8 million in 2001. The average benchmark list price of NBSK pulp delivered into Northern Europe was $531 per metric ton in 2001 compared with $680 per metric ton in 2000. The Company’s pulp prices for its mix of chip and sawdust pulp were $452 per metric ton in 2001 compared with $641 per metric ton in 2000, down 29 percent. In the fourth quarter of 2001, the Company’s average sales price of pulp was $409 per metric ton compared with $653 per metric ton in the fourth quarter of 2000. Inventories of NORSCAN (United States, Canada, Finland, Norway, Sweden and Spain) producers increased in the fourth quarter of 2001 to approximately 29 days of supply, or 1.7 million metric tons. With world-wide pulp consumption at relatively low levels, pulp prices are expected to further weaken in the first quarter of 2002. Pulp inventory valuation allowances totaled $2.1 million at December 31, 2001, as a result of inventory write-downs to reflect the difference between production costs and anticipated sales prices on year-end inventories. The Company’s inventory levels at December 31, 2001 were under 30 days of shipments.

Total metric tons sold increased to 642,800 in 2001 from 543,300 in 2000. Sales from the Mackenzie pulp mill totaled 109,700 metric tons in 2001. Sales from the Company’s other pulp mills were lower in 2001 primarily due to two month’s of down time at the Halsey pulp mill, which reduced production approximately 32,000 metric tons. Production at the Halsey pulp mill was curtailed during July and August 2001 as the result of declining pulp prices and weak demand for market pulp. In connection with the curtailment, the Company entered into an agreement with its energy supplier, PacifiCorp, under which PacifiCorp paid the Company to reduce electricity demand. The payments from PacifiCorp, recorded as reductions in cost of sales, offset a significant portion of the costs incurred during the shutdown period.

The Company currently has capacity to produce 585,000 metric tons of high-grade NBSK pulp and 245,000 metric tons of short-fiber (sawdust) pulp annually. Pulp production totaled 647,000 metric tons in 2001 and 563,600 metric tons in 2000. The Mackenzie pulp mill production totaled 117,000 metric tons from the June 15, 2001 date of acquisition through year end. Costs of production in 2001 were negatively affected by higher energy costs. These cost increases were partially offset by lower raw material costs. Additional cost savings at the pulp mills in 2002 are expected to be realized as the Company obtains lower freight rates, chemical costs and supplies due to the Company being a larger entity.

Wood Products
Revenues from the Company’s Wood Products business totaled $208.1 million compared with $231.9 million in 2000. EBITDA from Wood Products before the accrual for lumber import duties was $21.7 million for 2001, compared with $18.1 million in 2000. After subtracting the non-cash accruals, EBITDA was $6.1 million in 2001. The increase in EBITDA for Wood Products, before the accrual for lumber import duties in 2001 over 2000 was primarily due to lower legal fees related to the Company’s NAFTA claim against the Canadian government and the strong lumber markets in the first half of 2001. Wood Products generated an operating loss of $1.0 million in 2001, compared with an operating profit of $11.1 million in 2000, before corporate expenses, interest and income taxes. Mill net lumber prices in the U.S., as measured by the Random Lengths Composite Price Index for western spruce/pine/fir 2x4 lumber, averaged under $221 per thousand board feet for the fourth quarter of 2001 and $250 for the year compared with $257 for the year 2000. The Company’s lumber sales price averaged $315 and $329 per thousand board feet for the fourth quarter and full year 2001, respectively, compared with $341 per thousand board feet for the year 2000. Lumber sales volume decreased to 529.6 million board feet in 2001 from 562.5 million board feet in 2000.

Approximately 80 percent of the Company’s current lumber capacity is located in British Columbia, Canada. Between April 1996 and April 2001, exporters of softwood lumber imported into the U.S. from Canada were subject to tariffs on lumber volumes in excess of defined tariff-free volumes under the Canada-U.S. Softwood Lumber Agreement (SLA). That agreement expired on April 1, 2001.

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the DOC and the U.S. International Trade Commission (ITC) by certain U.S. industry and trade groups. In response to the petitions, the ITC conducted a preliminary injury investigation and on May 16, 2001, they determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the DOC issued its preliminary determination on the countervailing duty and imposed a preliminary duty rate of 19.31 percent to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. on or after August 17, 2001. The DOC also made a preliminary determination that certain circumstances existed which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001 (Critical Circumstances). The preliminary duty rate of 19.31 percent was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with U.S. law. The Company has accrued $13.6 million for the period from May 19, 2001 to December 15, 2001 for countervailing duties at the preliminarily determined rate of 19.31 percent. Duties accrued for the retroactive portion of the countervailing duties for the period from May 19, 2001 to August 16, 2001 totaled $6.7 million.

On October 31, 2001, the DOC issued its preliminary determination on the antidumping duty and imposed a company-specific preliminary duty rate on six companies reviewed ranging from 5.94 percent to 19.24 percent. All other companies, including Pope & Talbot’s Canadian subsidiary, received the weighted average rate of the six companies of 12.58 percent. The antidumping duty rate applies to all shipments of softwood lumber made to the U.S. on or after November 6, 2001. The DOC did not find Critical Circumstances in its preliminary antidumping ruling and, therefore, did not assess these duties retroactively. The Company has accrued $2.0 million for the period from November 6, 2001 to December 31, 2001 for antidumping duties at the preliminarily determined average rate of 12.58 percent.

The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determina-

tions yet to be made by the DOC and ITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed. Any adjustments to the financial statements resulting from a change in the final countervailing and antidumping duty rates or Critical Circumstances determination in the countervailing case will be made prospectively. The countervailing and antidumping duties accrued up to the date of the final order, currently expected in May 2002, will not be payable until the completion of the first administrative review, which is currently expected to occur in the last half of 2004. Duty assessments subsequent to the finalization of the preliminary duty rates will be payable in cash as lumber is imported into the U.S.

Wood Products cost of sales totaled $202.0 million in 2001 compared with $214.0 million in 2000. The lower cost of sales in 2001 was primarily due to lower sales volumes due to down time taken in the first quarter of 2001, partially offset by the impact of lumber import duties accrued of $15.6 million. In 2001, the Company took an average five weeks down time at its three Canadian sawmills as a result of poor lumber markets and to avoid paying the tariff associated with the SLA. Production was also curtailed for four weeks in the first quarter of 2001 at the Company’s Spearfish operation in the U.S. as a result of poor lumber markets. The average cost of production per unit in 2001 was approximately equal to per unit costs in 2000, despite 20 fewer production days and higher energy costs.

Results of Operations—2000 Compared with 1999

Overview
Net income for 2000 was $32.6 million, or $2.24 per diluted share, compared with $14.4 million, or $1.05 per diluted share, in 1999. The Company experienced a stronger pulp market in 2000 as compared with 1999. The average benchmark price of northern bleached softwood kraft (NBSK) pulp delivered into Northern Europe increased 31 percent in 2000 over the average NBSK list price for 1999. In the Wood Products business, operating profits fell significantly in 2000 as lumber markets weakened due to an oversupply of lumber in the North American market.

During 2000, the Company undertook several strategic initiatives aimed at improving shareholder returns. The Company used its available cash balances and cash provided from operations to reduce debt, increase the common dividend and repurchase common stock. The Company ended the year with a ratio of total debt to total capital of 42 percent, compared with 44 percent at year-end 1999. Cash was also used to bring the Halsey, Oregon pulp mill into compliance with current environmental regulations, as well as for other small, high return capital projects.

Selling, general and administrative costs were higher in 2000 compared with 1999, due primarily to higher costs related to employee incentive plans linked to the Company’s financial performance and legal fees related to the Company’s NAFTA claim against the Canadian government. Net interest expense in 2000 was $8.4 million compared with $9.1 million in 1999. The decrease was primarily due to an increase in capitalized interest, due to the significant amount of capital expenditures in 2000.

Effective January 1, 2000, the Company changed the method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the FIFO method to the LIFO method. The change was made to conform the method of valuing fiber inventories between the Company’s U.S. and Canadian pulp operations. The impact of this change was an increase in cost of sales and corresponding decrease in pre-tax operating earnings of approximately $2.9 million, or $.12 per diluted share after tax.

Pulp Products
Revenues from the Company’s Pulp Products business totaled $348.2 million compared with $266.2 million in 1999. Pulp Products generated an operating profit before corporate expenses, interest and income taxes of $64.3 million compared with an operating loss of $1.9 million in 1999. The increase was primarily due to higher pulp prices. The average benchmark list price of NBSK pulp delivered into Northern Europe was $680 per metric ton in 2000 compared with $520 per metric ton in 1999. Total metric tons sold decreased to 543,300 in 2000 from 560,200 in 1999.

The Company had capacity to produce 453,500 metric tons of high-grade NBSK pulp and 146,500 metric tons of short-fiber (sawdust) pulp. Pulp production totaled 563,600 metric tons in 2000 and 551,800 metric tons in 1999. The average cost of production per ton was negatively affected by rising raw material and energy costs. Average raw material costs increased approximately 9 percent in 2000 over average 1999 costs. Energy costs at the pulp mills were $2.0 million higher in the fourth quarter of 2000 than the fourth quarter of 1999.

In the fourth quarter of 2000, the chlorine dioxide capital project at the Halsey mill was completed. At a total cost of $37.4 million, these expenditures improved the environmental performance of the mill and have made it compliant with current requirements of the Environmental Protection Agency’s “Cluster Rules.”

Wood Products
Revenues from the Company’s Wood Products business totaled $231.9 million compared with $269.9 million in 1999. Operating profit in 2000 before corporate expenses, interest and income taxes was $11.1 million compared with $42.6 million in 1999. Lumber prices in the fourth quarter of 2000 approximated the lowest prices in the previous 10 years despite housing starts in

2000 approximating 1.6 million. Mill net lumber prices in the U.S., as measured by the Random Lengths Composite Price Index for western spruce/pine/fir 2x4 lumber, averaged under $200 per thousand board feet for the fourth quarter of 2000 and $257 for the year compared with $342 for the year 1999. Lumber sales volume decreased to 562.5 million board feet in 2000 from 577.1 million board feet in 1999.

Wood Products cost of sales totaled $214.0 million in 2000 compared with $220.5 million in 1999. The lower cost of sales in 2000 was primarily due to lower sales volumes and a lower level of tariffs incurred under the 1996 Canada-U.S. Softwood Lumber Agreement (SLA). To avoid paying tariffs under the SLA, the Company took several shutdowns at its Canadian sawmills in 2000. The SLA expired April 1, 2001. The Company expensed tariffs of $.2 million in 2000 compared with $7.1 million in 1999. Average log costs in 2000 increased three percent over average 1999 costs, in part because the Canadian log inventory values as of the beginning of 2000 reflected a higher stumpage rate that was indexed to lumber prices in the second half of 1999. Due to improved operating efficiency at the mills, average costs of production were approximately equal in 2000 and 1999, despite the fewer number of operating days in 2000.

Early in the third quarter of 2000, the Company closed its small, 30 million board foot sawmill in Newcastle, Wyoming. Production capacity enhancements at the Company’s Spearfish, South Dakota sawmill offset the majority of the production capacity of the Wyoming facility.

Liquidity and Capital Resources

The Company’s primary source of internally generated cash is operating income before depreciation and amortization and the principal external source of liquidity has been debt financing. The current ratio at December 31, 2001 and 2000 was 1.9 to 1 and 2.5 to 1, respectively. Excluding the lumber import duty accrual, the current ratio at December 31, 2001 was 2.3 to 1. Total long-term debt to total capitalization was 56 percent at December 31, 2001 compared with 42 percent at December 31, 2000. The increase in the debt ratio was primarily due to the higher level of debt incurred related to the purchase of the Mackenzie pulp mill. The long-term debt to total capitalization ratio was also affected by the Company’s net loss for the year and the $9.9 million negative foreign currency translation adjustment which also reduced stockholders’ equity.

Operating Activities
Net cash provided by operating activities decreased to $24.3 million in 2001 compared to $60.5 million in 2000 and $41.2 million in 1999. Cash flows from operations before working capital changes were $5.9 million in 2001, $64.5 million in 2000 and $44.6 million in 1999. Adjusted to exclude the non-cash lumber import duties accrued, cash flows from operations before working capital changes were $21.5 million in 2001. Changing levels of profitability was the primary reason for the changes in the years presented, due primarily to fluctuations in pulp and lumber commodity prices.

Changes in working capital for 2001 have been adjusted to exclude the effect of the acquisition of the Mackenzie pulp mill. Significant changes in working capital in 2001 included decreases in accounts receivable of $11.5 million and inventories of $13.8 million. The decrease in accounts receivable primarily reflected the impact of lower pulp prices, while the decrease in inventories primarily reflected the Company’s focus on reducing inventory levels. Raw materials at the pulp mills and sawmills were down significantly from a year ago. The increase in accounts payable and accrued liabilities of $16.0 million related primarily to the accrual of lumber import duties totaling $15.6 million. Decreases in current and deferred income taxes were primarily the result of the current year’s net loss.

Significant changes in working capital for 2000 included a $12.0 million decrease in accounts receivable, offset by a $14.3 million increase in inventories. Inventory increases were primarily due to softening markets for pulp and lumber, approximately $9.4 million of pulp inventory shipped in 2000 and recorded as a sale in the first quarter of 2001 and higher log inventories.

Working capital changes in 1999 reflected an increase in accounts receivable due to higher pulp sales volumes and prices and higher inventories, primarily logs. Accounts payable and accrued liabilities increased in 1999 due to the accrual of Canadian stumpage payments and capital costs related to the Halsey mill chlorine dioxide project.

Investing Activities
Capital expenditures totaled $18.9 million in 2001, $50.6 million in 2000 and $24.8 million in 1999. The Company anticipates that capital expenditures will approximate $16 million to $19 million in 2002, all of which are expected to be financed through internally generated funds and existing cash balances. These expenditures will be primarily to sustain existing operations, focused on projects that are expected to result in cost reductions with relatively short pay-back periods.

On June 15, 2001, the Company acquired the Mackenzie pulp mill from Norske Skog Canada for approximately $80.4 million in cash and 1,750,000 shares of Company common stock. The cash investment in Mackenzie, including direct acquisition costs, totaled $82.6 million.

Included in capital expenditures in 2000 was $27.5 million for the completion of Halsey’s chlorine dioxide project to make the mill compliant with the current requirements of the EPA’s “Cluster Rules.” Total expenditures for this project were approximately $37.4 million.

In the Wood Products business, capital expenditures focused primarily on production cost reduction and recovery improvement projects. During 2000, the Company completed installation of a second optimizing trimmer and an optimized grader assist system at Castlegar, our largest Canadian sawmill, at a cost of $4.0 million. Expenditures in 1999 included $3.1 million on curve sawing technology at the Spearfish, South Dakota mill.

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

Financing Activities
Net cash provided by financing activities in 2001 totaled $82.2 million compared with net cash used for financing activities of $33.7 million in 2000 and $.5 million in 1999. At December 31, 2001, the Company had available approximately $35 million of borrowing capacity under its revolving credit lines and $18.6 million of cash, cash equivalents and short-term investments. The Company’s weighted average cost of debt was 6.58 percent at December 31, 2001.

In June 2001, the Company renewed its $25 million revolving credit agreement with a domestic bank and expanded its revolving bank line of credit with three Canadian banks from approximately $47 million U.S. to $69 million U.S. and obtained a two-year term loan of approximately $22 million U.S from a Canadian bank. The Company financed the cash investment of Mackenzie with approximately $75 million from these credit facilities and the remainder from existing cash balances.

In December 2001, the Company completed a $36 million transaction involving the sale/leaseback of the Halsey pulp mill chlorine dioxide (CIO2) facility and the allocation of associated state pollution control tax credits to a financial investor. The transaction was accounted for as a financing for financial reporting purposes and the proceeds were used to reduce existing debt. The $25.4 million lease financing portion of this transaction has a rent payment schedule that is coterminus with the Halsey mill sale/leaseback transaction completed in September 1999. The Company is also obligated to allocate $10.6 million of pollution control tax credits and other tax attributes over a twelve-year period ending in 2012. If the anticipated tax credits and other tax attributes are not available to the investor, the Company will be required to satisfy the obligation with cash payments. At December 31, 2001, the Company maintained a $9.8 million letter of credit to support this obligation.

At December 31, 2001, the Company was in compliance with its debt covenants, including maximum leverage ratios, net worth tests and EBITDA or similar ratios related to interest coverage. At December 31, 2001, the Company was required, under the sale/leaseback transaction covenants, to have excess cash of $25 million or to reserve an equal amount of borrowing capacity under its revolving lines of credit. The Company did not have any financial or other commitments related to its 8.375 percent debentures or corporate debt ratings by Moody’s Investor Service, Standard & Poor’s or any other debt rating service.

In January 2002, the Company elected to repay the remaining $11.9 million balance of its State of Oregon Small Scale Energy Loan (SELP). The Company maintained a $12.4 million letter of credit at December 31, 2001 associated with the SELP note payable. The letter of credit was discontinued on payment of the debt in January 2002.

In 2000, the Company paid down debt and expended $13.0 million for common share repurchases. In April 1999, the Company’s Board of Directors (Board) authorized the repurchase of up to two million shares of its common stock through open market and privately negotiated transactions. The Board authorized the repurchase of an additional one million common shares, for a total authorization of three million shares, in July 2000. The Company acquires its stock when excess cash is available and when the Company believes its shares are undervalued in the market. The Company purchased 824,900 shares in 2000 and 429,600 in 1999.

In July 2000, the Board increased the quarterly dividend to 15 cents per common share from 11 cents per share. In the first quarter of 1999, the Board reduced the quarterly dividend rate to 11 cents from 19 cents to conserve the Company’s cash balances and net worth.

On September 30, 1999, the Company completed the sale/leaseback of its Halsey, Oregon pulp mill. The Company received $64.6 million in cash and recorded the transaction as a financing for financial reporting purposes. The proceeds were used to fund the Company’s chlorine dioxide capital project at the Halsey mill and other corporate purposes.

Financial Market Risk

The Company’s exposure to market risk for interest rates relates primarily to investments in short-term marketable securities and short- and long-term debt. The Company’s investment in marketable securities at December 31, 2001 and 2000 was not significant. The Company’s debt is primarily fixed rate with only 25 percent of total debt at variable rates and, therefore, net income is not materially affected when market interest rates change.

The Company has exposure to foreign currency rate risk due to its significant operations in Canada. For the Company, a weakening of the Canadian dollar relative to the U.S. dollar has a positive effect on the cost of operating in Canada but has a negative foreign currency translation effect. The Company’s net investment in foreign subsidiaries with a functional currency other than the U.S. dollar is not hedged. The net assets in foreign subsidiaries translated into U.S. dollars using the period-end exchange rates were approximately $213.1 million. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in foreign exchange rates would be approximately $21.3 million at December 31, 2001. Any loss in fair value would be reflected as a cumulative translation adjustment and would not reduce reported net income of the Company.

The Company is exposed to foreign currency transaction gains and losses in the translation of U.S. dollar denominated intercompany borrowings, cash and accounts receivable of its Canadian subsidiary and Canadian dollar denominated intercompany loans made by the parent company. The Company periodically uses foreign exchange contracts to manage its exposure to foreign currency transaction gains and losses. The Company had no foreign exchange contracts outstanding at December 31, 2001. Transaction gains and losses were not material to the results of operations for the Company’s 2001, 2000 or 1999 periods.

The Company utilizes well-defined financial contracts in the normal course of its operations as means to manage commodity price risks. For those limited number of contracts that are considered derivative instruments, the Company has formally designated each as a hedge of specific well-defined risks. The Company has entered into commodity swap agreements designed to hedge against the variability of future cash flows arising from changes in natural gas spot rates. These agreements generate gains or losses that are recognized at the contracts’ respective settlement dates. As of December 31, 2001, the Company had open positions in connection with eight natural gas swap agreements, extending through October 2002. The notional amount of these contracts was $5.7 million, with a fair value representing an unrealized loss of $2.5 million that is recorded in cumulative other comprehensive income (loss) at December 31, 2001. The Company estimates that the unrealized loss will be reclassified into earnings within 12 months.

A hypothetical 10 percent change in natural gas prices would change the fair value of the Company’s natural gas hedges by approximately $.3 million.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company’s management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies, described below, that are the most important to the portrayal of the Company’s current financial condition and results of operations. The Company’s significant accounting policies are disclosed in Note 1 to the Company’s Consolidated Financial Statements.

Lumber Import Duties
As discussed previously in Results of Operations—2001 Compared with 2000, Wood Products, the Company has accrued countervailing and anti-dumping duties on softwood lumber imported into the U.S. from the Company’s Canadian sawmills. The duties accrued were based on preliminary rates and assessment periods as determined by the DOC and ITC. The final amount and effective date of these duties that may be assessed on the Company cannot be determined at this time. Total lumber duties ultimately payable by the Company on lumber imports for the period ending December 31, 2001 could be less, but not more, than has been accrued.

Environmental Matters
The Company is required to make estimates of the costs of remediation for certain contaminated formerly operated industrial sites and landfills. The ultimate costs to the Company for remediation and monitoring of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups and the evolving nature of cleanup technologies and governmental regulations. The Company uses the low end of the range to record liabilities for those sites for which no amount within the estimated range of cleanup costs has been determined more likely an outcome than another. Based on currently available information and analysis, the Company believes that it is reasonably possible that estimated costs associated with all identified sites may exceed current accruals by amounts that may prove insignificant or that could, in any given future period, have a significant effect on the Company’s results of operations.

The Company has tendered the defense of the above environmental claims to a number of insurance carriers that issued comprehensive general liability policies to the Company. In 1995, the Company filed a declaratory judgment action to obtain a decision that the insurance carriers were obligated to defend the Company and indemnify it for certain environmental liabilities incurred.

The Company has concluded settlements with several insurance carriers and is engaged in settlement discussions with other insurance carriers. The Company has recorded receivables from insurance carriers related to recoveries of environmental remediation costs when the Company believes recovery under its policies is highly probable and in amounts it has deemed highly probable of realization. It is possible that estimated recoveries from insurance carriers may vary from current accruals by amounts that may prove insignificant or that could, in any given future period, have a significant effect on the Company’s results of operations.

Reforestation
Approximately 80 percent of the Company’s current lumber capacity is located in the Canadian province of British Columbia. The Company primarily obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses. Under these licenses, the Company is responsible for all reforestation costs (such as site preparation, planting, fertilizing, thinning and herbicide application) until the harvested land requires no further reforestation activity prior to the next harvest.

The Company estimates reforestation costs based on its substantial experience in reforestation in British Columbia under the Province’s Forest Practice Code. A significant portion of the reforestation costs occur during the first five years after harvest. The remaining costs are incurred until the harvested land is “free to grow,” generally seven to twelve years after initial planting. Whereas it is possible to reasonably estimate the costs of labor and materials required for reforestation activities, it is not possible to predict the impact of natural disasters, such as windstorms and forest fires, or the possibility of changes in the Province’s regulations. Any such event or change could result in an adjustment to the accrual that could, in any given future period, have a significant effect on the Company’s results of operations.

Impairment of Long-lived Assets
The Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company estimates future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate of future cash flows.

Cautionary Statement Regarding Forward-Looking Information

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on present information the Company has related to its existing business circumstances and involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from such forward-looking statements. Further, investors are cautioned that the Company does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. In addition to specific factors that may be described in connection with any particular forward-looking statement, factors that could cause actual results to differ materially include (but are not limited to):

Cyclical Operating Results and Product Pricing
The Company’s financial performance is principally dependent on the prices it receives for its products. Prices for the Company’s products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. Industry cyclicality resulting from increases or decreases in production capacity, increases or decreases in operating rates and changes in customer consumption patterns will affect changes in product prices, which affect the Company’s profitability and cash flows.

The amount of down time that the Company’s mills take may fluctuate based on changes in current pricing and demand for its products.

Global Competition
The markets for the Company’s products are highly competitive on a global basis, with a number of major companies competing in each market with no company holding a dominant position. For both lumber and pulp, a large number of companies produce products that are reasonably standardized and the principal basis for competition is price.

The Company’s products are sold primarily in the United States, Europe, Canada and Asia. The economic climate of each region has a significant impact on the demand for pulp and lumber. Changes in regional economies can cause fluctuations in prices and sales volumes and, as a result, directly affect the Company’s profitability and cash flows.

Exchange Rate Fluctuations
Although the Company’s sales are made primarily in U.S. dollars, a substantial portion of its operating costs and expenses are incurred in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could adversely affect the Company’s results of operations and cash flows.

Availability and Pricing of Raw Materials
Logs, wood chips and sawdust, the principal raw materials used in the manufacture of the Company’s products, are purchased in highly competitive, price-sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Supply and price of these raw materials are dependent upon a variety of factors, many of which are beyond the Company’s control. These factors include changing environmental and conservation regulations and natural disasters, such as forest fires, wind storms or other extreme weather conditions. A decrease in the supply of logs, wood chips and sawdust can cause higher raw material costs and, as a result, material fluctuations in the Company’s results of operations.

The Company’s Harmac pulp mill has a long-term fiber supply agreement with Weyerhaeuser Company Limited (Weyerhaeuser) that provides for 1.7 million cubic meters of fiber per year through 2019. Fiber is purchased at market or at prices determined under a formula intended to reflect market value of the fiber and which takes into account the net sales value of pulp sold by the Harmac mill. The Company’s Mackenzie pulp mill purchases approximately 70 percent of its fiber requirements from sawmills also located in Mackenzie, British Columbia and operated by Slocan Forest Products Ltd. (Slocan). The failure by Weyerhaeuser or Slocan to produce the required fiber pursuant to these contracts could have a material adverse effect on the Company as a whole. The Company has entered into arrangements with other independent fiber suppliers to provide fiber incremental to that provided by Weyerhaeuser and Slocan. There can be no assurance that the Company will be able to obtain an adequate supply of softwood fiber for its pulp operations.

Environmental Regulation
The Company’s pulp and lumber operations are subject to a variety of national and local laws and regulations, many of which deal with the environment. These laws and regulations impose stringent standards on the Company’s operations regarding, among other things, air emissions, water discharges, use and handling of hazardous materials, use, handling and disposal of waste and remediation of environmental contamination. Changes in these laws or regulations have in the past, and could in the future, require the Company to make substantial expenditures in order to comply.

Current legislation requires all pulp mills in British Columbia to eliminate the discharge of chlorinated organic compounds by December 31, 2002. With currently available technology, it is not technically feasible to eliminate all chlorinated organic compounds at kraft pulp mills in a cost-effective manner. The British Columbia government, industry participants and other stakeholders are engaged in discussions to resolve this issue. If the current legislation is not amended, substantially all of the chemical pulp mills in British Columbia would likely be required to shut down, which would have a material adverse effect on the Company’s business.

The Company is currently participating in the investigation of environmental contamination at three sites on which it previously conducted business. The ultimate cost to the Company for site remediation and monitoring of these sites cannot be predicted with certainty due to the difficulties in measuring the magnitude of the contamination, the varying costs of alternative cleanup methods, the cleanup time frame possibilities, the evolving nature of remediation technologies and governmental regulations and determining the extent to which contributions will be available from the other parties, including insurance carriers. See Note 11 of Notes to Consolidated Financial Statements.

Kootenay Boundary Land Use Plan
The Provincial Government of British Columbia’s Commission of Resources and Environment issued the Kootenay Boundary Land Use Plan in 1997. This land use plan set aside several new wilderness areas. No assurance can be given that such restrictions will not adversely affect the Company’s supply of timber. Any decrease in the supply of timber could have an adverse effect on the Company’s business.

British Columbia’s First Nations People’s Claims to British Columbia Land
First Nations groups in British Columbia have made claims of ownership or interests in substantial portions of land in the Province and are seeking compensation from the government with respect to these claims. To address these claims, the governments of Canada and British Columbia instituted a negotiation process under the administration of a treaty commission. Any settlements that may result from the negotiation process may involve a combination of cash and resources and grants of conditional rights to gather food on public lands and some rights of self-government. The effect of any treaties on timber tenure rights, including timber tenures of the Company, cannot be estimated at this time.

In December 1997, the Supreme Court of Canada held that the First Nations groups have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. The Court’s decision did not apply to any particular lands and was stated in general terms. The Court held that aboriginal rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the fiduciary relationship between government and First Nations groups. It is not possible to determine how the general principles enunciated by the Court will be applied until subsequent decisions provide clarification. In addition, the effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined.

Fees on Lumber Imports into the United States
On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) by certain U.S. industry and trade groups. In August 2001, the DOC imposed countervailing duties at a preliminarily determined rate of 19.31 percent on Canadian lumber imports retroactive to May 19, 2001. The preliminary duty rate of 19.31 percent was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with U.S. law.

On October 31, 2001, the DOC imposed a company specific preliminary duty rate on six companies it reviewed ranging from 5.94 percent to 19.24 percent. All other companies, including Pope & Talbot’s Canadian subsidiary, received the weighted average rate of the six companies of 12.58 percent. The antidumping duty rate applies to all shipments of softwood lumber made to the U.S. on or after November 6, 2001.

The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the DOC and ITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed. See Note 11 of Notes to Consolidated Financial Statements.

Net Operating Loss Tax Asset
Management believes that the Company will have sufficient future U.S. taxable income to use its net operating loss deferred tax asset. In making this assessment, management has considered the cyclical nature of its businesses, the relatively long expiration period of net operating losses and the ability to utilize certain tax planning strategies if a net operating loss were to otherwise expire. The realization of the asset is not assured and could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

Financial Leverage
The Company’s long-term debt as a percentage of total capitalization at December 31, 2001 was 56 percent. While the Company’s leverage level is not unusual for the forest products and pulp industries, this leverage increases its financial risk by potentially increasing the cost of additional financing for working capital, capital expenditures and other purposes, and increasing the amount of cash flow dedicated to the payment of interest and principal.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Pope & Talbot, Inc.

We have audited the accompanying consolidated balance sheets of Pope & Talbot, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates, made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pope & Talbot, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.
As explained in Note 1 to the consolidated financial statements, effective January 1, 2000, the Company changed its method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the first-in, first-out method to the last-in, first-out method.

ARTHUR ANDERSEN LLP

Portland, Oregon
January 22, 2002

Consolidated Balance Sheets

Pope & Talbot, Inc. and Subsidiaries As of December 31 (thousands except per share)	2001	2000

Assets
Current assets:
Cash and cash equivalents	$18,463	$1,391
Short-term investments	110	10,604
Accounts receivable	64,812	62,085
Inventories	98,256	98,737
Prepaid expenses	4,573	5,650
Deferred income taxes	10,727	4,031

Total current assets	196,941	182,498
Properties:
Plant and equipment	578,809	485,819
Accumulated depreciation	(268,283)	(246,165)

	310,526	239,654
Land and timber cutting rights	7,535	8,206

Total properties	318,061	247,860
Other assets:
Deferred income tax assets, net	4,828	6,300
Other	15,100	21,529

Total other assets	19,928	27,829

	$534,930	$458,187

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$17,786	$3,247
Accounts payable	33,021	29,770
Accrued payroll and related taxes	14,021	20,411
Income taxes payable	937	7,753
Accrued lumber import duties	15,567	-
Other accrued liabilities	21,509	12,977

Total current liabilities	102,841	74,158
Long-term liabilities:
Long-term debt, net of current portion	220,029	143,756
Other long-term liabilities	39,947	44,667

Total long-term liabilities	259,976	188,423
Stockholders’ equity:
Preferred stock, $10 par value: 1,500,000 shares authorized; none issued	-	-
Common stock, $1 par value: 20,000,000 shares authorized; 17,207,095 and 15,457,095 shares issued	17,207	15,457
Additional paid-in capital	68,353	48,292
Retained earnings	139,228	172,977
Accumulated other comprehensive income (loss)	(27,533)	(15,796)
Common stock held in treasury, at cost, 1,590,406 and 1,600,366	(25,142)	(25,324)

Total stockholders’ equity	172,113	195,606

	$534,930	$458,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

Pope & Talbot, Inc. and Subsidiaries Years ended December 31 (thousands except per share)	2001	2000	1999

Revenues	$499,227	$580,052	$536,183
Costs and expenses:
Cost of sales	503,263	487,247	478,686
Selling, general and administrative	26,345	28,677	25,178
Interest, net	12,563	8,444	9,063

	542,171	524,368	512,927
Income (loss) before income taxes and minority interest	(42,944)	55,684	23,256
Income tax provision (benefit)	(18,039)	23,118	11,422

Income (loss) before minority interest	(24,905)	32,566	11,834
Minority interest in subsidiary loss, net of income tax benefit	-	-	(2,587)

Net income (loss)	$(24,905)	$32,566	$14,421

Basic net income (loss) per share	$(1.68)	$2.28	$1.06
Diluted net income (loss) per share	$(1.68)	$2.24	$1.05

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Pope & Talbot, Inc. and Subsidiaries For the years ended December 31, 2001, 2000 and 1999 (thousands)	Common stock		Treasury Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount	Shares	Amount

Balance, December 31, 1998	13,972	$13,972	(490)	$(9,444)	$31,160	$140,482	$(18,113)	$158,057
Cash dividends ($.52 per share)	-	-	-	-	-	(7,010)	-	(7,010)
Issuance of shares in acquisition	1,479	1,479	-	-	16,812	-	-	18,291
Options exchanged in acquisition	-	-	-	-	624	-	-	624
Repurchased shares	-	-	(430)	(5,246)	-	-	-	(5,246)
Comprehensive income:
Net income	-	-	-	-	-	14,421	-	14,421
Foreign currency translation	-	-	-	-	-	-	6,964	6,964

Total comprehensive income	-	-	-	-	-	-	-	21,385

Balance, December 31, 1999	15,451	15,451	(920)	(14,690)	48,596	147,893	(11,149)	186,101
Cash dividends ($.52 per share)	-	-	-	-	-	(7,482)	-	(7,482)
Issuance of shares in acquisition	6	6	-	-	(6)	-	-	-
Issuance of shares under stock plans	-	-	145	2,365	(298)	-	-	2,067
Repurchased shares	-	-	(825)	(12,999)	-	-	-	(12,999)
Comprehensive income (loss):
Net income	-	-	-	-	-	32,566	-	32,566
Foreign currency translation	-	-	-	-	-	-	(4,647)	(4,647)

Total comprehensive income	-	-	-	-	-	-	-	27,919

Balance, December 31, 2000	15,457	15,457	(1,600)	(25,324)	48,292	172,977	(15,796)	195,606
Cash dividends ($.60 per share)	-	-	-	-	-	(8,844)	-	(8,844)
Issuance of shares in acquisition	1,750	1,750	-	-	20,038	-	-	21,788
Issuance of shares under stock plans	-	-	10	182	23	-	-	205
Comprehensive loss:
Net loss	-	-	-	-	-	(24,905)	-	(24,905)
Foreign currency translation	-	-	-	-	-	-	(9,909)	(9,909)
Unrealized loss on cash flow
hedging derivatives (net of tax benefit of $973)	-	-	-	-	-	-	(1,549)	(1,549)
Minimum pension liability adjustment
(net of tax benefit of $159)	-	-	-	-	-	-	(279)	(279)

Total comprehensive loss	-	-	-	-	-	-	-	(36,642)

Balance, December 31, 2001	17,207	$17,207	(1,590)	$(25,142)	$68,353	$139,228	$(27,533)	$172,113

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Pope & Talbot, Inc. and Subsidiaries Years ended December 31 (thousands)	2001	2000	1999

Cash flow from operating activities:
Net income (loss)	$(24,905)	$32,566	$14,421
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	30,840	31,912	32,773
Minority interest in subsidiary loss, net of income tax	-	-	(2,587)
Changes in assets and liabilities:
Accounts receivable	11,454	12,014	(14,423)
Inventories	13,832	(14,271)	(6,709)
Prepaid expenses and other assets	587	(4,848)	561
Accounts payable and accrued liabilities	16,033	(4,593)	11,986
Current and deferred income taxes	(15,373)	4,656	4,843
Other liabilities	(8,210)	3,089	316

Net cash provided by operating activities	24,258	60,525	41,181
Cash flow from investing activities:
Purchases of short-term investments	(2,745)	(27,369)	(19,488)
Proceeds from maturities of short-term investments	13,239	27,414	18,696
Capital expenditures	(18,852)	(50,591)	(24,827)
Investment in subsidiary, net of cash acquired	(82,592)	-	(20,389)
Minority interest in subsidiary treasury stock issuance	-	-	207
Proceeds from sale of other properties	1,591	2,377	335

Net cash used for investing activities	(89,359)	(48,169)	(45,466)
Cash flow from financing activities:
Short-term borrowings	-	(11,059)	800
Proceeds from long-term debt	95,300	-	64,574
Repayments of long-term debt	(4,488)	(4,059)	(53,587)
Shares repurchased	-	(12,999)	(5,246)
Proceeds from issuance of treasury stock, net	205	1,915	-
Cash dividends	(8,844)	(7,482)	(7,010)

Net cash provided by (used for) financing activities	82,173	(33,684)	(469)

Increase (decrease) in cash and cash equivalents	17,072	(21,328)	(4,754)
Cash and cash equivalents at beginning of period	1,391	22,719	27,473

Cash and cash equivalents at end of period	$18,463	$1,391	$22,719

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Pope & Talbot, Inc. and Subsidiaries
Years ended December 31, 2001, 2000 and 1999

1.    ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Pope & Talbot, Inc. and Subsidiaries (the Company), after eliminating significant intercompany balances and transactions.

Foreign Currency Translation
The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated into U.S. dollars at average exchange rates for each period. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income or loss within stockholders’ equity.

Inventories
Inventories are stated at the lower of cost or market. For lumber inventories at the sawmill in the United States and wood chip, sawdust and wood fiber in pulp inventories at the Company’s three pulp mills, cost has been determined using the last-in, first-out (LIFO) method. For remaining inventories, cost has been determined using the average cost method which approximates the first-in, first-out (FIFO) basis.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Expenditures for new facilities and those expenditures that substantially increase the useful lives of existing property, plant and equipment are capitalized as well as interest costs associated with major capital projects. Interest capitalized is determined by applying the Company’s effective interest rate to the accumulated capital costs during the construction period of a project and is amortized over the depreciable life of related assets. Capitalized interest was $0.1 million in 2001, $1.2 million in 2000 and $0.4 million in 1999. Upon sale or retirement of capitalized assets, the related cost and accumulated depreciation are removed from the accounts, with the resultant gain or loss included in the Consolidated Statements of Operations. Costs of maintenance and repairs are charged to expense as incurred.
Depreciation of assets other than pulp production assets is computed using the straight-line method over the useful lives of respective assets. Depreciation of the Company’s pulp production assets is computed using the units-of-production method. The estimated useful lives of the principal items of property, plant and equipment range from 3 to 40 years.

Impairment of Long-Lived Assets
The Company periodically evaluates long-lived assets for impairment. Recoverability of assets is measured by comparison of the carrying amount of an asset to the undiscounted net future cash flows expected to be generated by an asset. If estimated future cash flows indicate the carrying value of an asset may not be recoverable, impairment exists, and the asset’s book value is written down to its estimated realizable value.

Timber Resources
In Canada, the Company primarily obtains its timber from the Provincial Government of British Columbia under timber harvesting licenses. The Canadian timber harvesting licenses allow, but do not require, the

Company to remove timber from defined areas annually on a sustained yield basis. Future allowable harvests may be adjusted if the Company does not remove timber over a five-year period in accordance with the grants. The Company also purchases logs in Canada in the open market. The Company does not incur liabilities for the cost of timber until it has been harvested.
In the U.S., the Company obtains its timber from various public and private sources under timber harvesting contracts. The Company does not incur a direct liability for, or ownership of, this timber until it has been harvested. Additionally, logs are purchased in the open market. The total volume committed under contract at December 31, 2001, and the 2002 planned contract harvest was 148 million board feet and 58 million board feet, respectively. At December 31, 2001, the Company’s best estimate of its total commitment at current contract rates under these contracts was approximately $25.4 million. The Company evaluates the loss contract reserves for its public and private timber harvesting contracts based on the estimated total cost applied to such harvests and the projected values to be realized from conversion of timber to logs.
Amounts capitalized as Canadian timber cutting rights (tree farm licenses and timber licenses) in conjunction with sawmill acquisitions accounted for as a purchase are amortized over 50 years on a straight-line basis due to the long-term, renewable nature of the contracts with the Province of British Columbia.

Reforestation
Under the Canadian timber harvesting licenses mentioned above, the Company is contractually responsible for all reforestation costs until the harvested land is “free to grow.” This is a forestry term meaning that no further reforestation activity is anticipated prior to the next harvest. A substantial portion of the reforestation responsibilities, such as site preparation, planting and fertilization, occurs during the first five years after harvest. The remaining costs, such as thinning and herbicide application, are incurred until the harvested land is free to grow, generally seven to twelve years after initial planting. The Company accrues for the total projected cost of reforestation as the timber is removed. Actual expenditures for reforestation are applied against this accrual when they are made.

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
The Company recognizes a liability for environmental remediation costs when such costs are probable and reasonably estimable. Such liabilities are based on currently available information and reflect the participation of other potentially responsible parties depending on the parties’ financial condition and probable contribution. The accruals are recorded at undiscounted amounts. Recoveries of environmental remediation costs from insurance carriers are recorded at such time receipt is deemed highly probable and can be reasonably estimated.

Revenue Recognition
The Company recognizes revenue from product sales when the sales price is fixed or determinable, title transfers and risk of loss has passed to the customer, which is generally at the time of shipment. Sales are reported net of discounts and allowances. Amounts charged to customers for shipping and handling are recognized as revenue. Shipping and handling costs incurred by the Company are reported as cost of goods sold.

Interest
Interest expense in the Consolidated Statements of Operations is shown net of interest income and capitalized interest. Interest income was $5.1 million in 2001, $2.4 million in 2000 and $3.7 million in 1999.

Earnings Per Share
The computation of basic earnings per share is based on net income or loss and the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect the assumed issuance of common stock equivalents related to dilutive stock options and restricted stock awards. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. For 2001, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted were the same.
The following table summarizes the computation of diluted net income per share:

(thousands, except per share)	2001	2000	1999

Weighted average shares outstanding	14,818	14,278	13,667
Effect of stock plans	-	233	82

Diluted average shares outstanding	14,818	14,511	13,749

Net income (loss)	$(24,905)	$32,566	$14,421

Diluted net income (loss) per share	$(1.68)	$2.24	$1.05

Certain Company stock options were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares, or the impact of their inclusion would be antidilutive. Such stock options totaled 1,370,000 shares, 280,000 shares and 777,000 shares at December 31, 2001, 2000 and 1999, respectively, at prices ranging from $5.25 to $30.38 in 2001, $18.13 to $30.38 in 2000, and $11.06 to $30.38 in 1999.

Statements of Cash Flows
The Company classifies as cash and cash equivalents unrestricted cash on deposit in banks plus all investments having original maturities of 90 days or less. The effect of exchange rate changes on cash balances held in foreign currencies was not significant. Total cash expenditures for interest were $18.1 million, $11.0 million and $12.0 million for 2001, 2000 and 1999, respectively. Total cash expenditures for income taxes were $1.8 million for 2001, $17.3 million for 2000 and $10.6 million for 1999.

Financial Instruments and Derivatives
The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments.

The Company utilizes well-defined financial contracts in the normal course of its operations as means to manage its foreign currency exchange and commodity price risks. The vast majority of these contracts are fixed-price contracts for future purchases and sales of various commodities that meet the definition of “normal purchases or normal sales” and therefore, are not considered derivative instruments under Statement of Financial Accounting Standards (SFAS) No. 133, as amended. Likewise, several of the Company’s financial and commodity contracts do not provide for net settlement, and therefore, are not considered derivative instruments under SFAS No. 133, as amended. The Company does not hold financial instruments for trading purposes. The Company is exposed to credit-related gains or losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company’s current accounting treatment for the limited number of contracts considered derivative instruments is described below.
For derivatives designated as fair value hedges, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of all other derivative instruments not designated as hedges are also recognized in earnings in the period in which the changes occurred.
The Company designates commodity swap agreements as cash flow hedges. These agreements are designed to hedge against the variability of future cash flows arising from changes in natural gas spot rates. Gains or losses recorded in other comprehensive income are reclassified into earnings at the contracts’ respective settlement dates.
The notional amount of the natural gas commodity swap agreements was $5.7 million at December 31, 2001. This notional amount does not represent amounts exchanged by the parties and, thus, is not a measure of exposure to the Company through its use of derivatives. The exposure in a derivative contract is the net difference between what each party is required to pay based on contractual terms. The net earnings impact in 2001 resulting from the Company’s use of commodity swap agreements was immaterial. The Company estimates that all unrealized net losses on cash flow hedging derivatives recorded in cumulative other comprehensive income (loss) at December 31, 2001, will be reclassified into earnings within the next 12 months.
The Company uses foreign exchange contracts to manage its exposure to foreign currency transaction gains and losses in the translation of U.S. dollar cash and accounts receivable of its Canadian subsidiary and Canadian dollar denominated intercompany loans made by the parent company. These Canadian dollar forward exchange contracts are not designated as hedges. No such contracts were entered into in 2001 and the impact of these activities in 2001, 2000 and 1999 was immaterial to the Company’s financial results.

Accounting Changes
Effective January 1, 2000, the Company changed the method for valuation of fiber in wood chip, log and pulp inventories of the Harmac pulp operations from the FIFO method to the LIFO method. The change was made to conform the method of valuing fiber inventories between the Company’s U.S. and Canadian operations. The impact of this change was an increase in cost of sales and corresponding decrease in pre-tax operating earnings of approximately $2.9 million, or $.12 per diluted share after tax. The cumulative effect of this change to the LIFO method on operating results as of the beginning of 2000 has not been presented, as the effect is not readily determinable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain reclassifications have been made to prior years’ data to conform to the current year’s presentation.

Prospective Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, thus eliminating the use of pooling-of-interests accounting for business combinations. SFAS No. 142 changes the accounting for goodwill, eliminating the periodic charge to earnings for goodwill amortization for fiscal years beginning after December 15, 2001. Instead, the statement will require an annual assessment of goodwill for impairment, or more frequent assessments if circumstances indicate a possible impairment. Additionally, SFAS No. 142 prescribes the accounting for identifiable intangible assets acquired in a business combination. Whereas, SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, SFAS No. 142 required companies to continue to amortize goodwill existing at June 30, 2001 through the end of the current fiscal year, with periodic amortization ceasing effective January 1, 2002. The effect of the adoption of SFAS No. 142 will not have a material impact on the Company’s financial statements.
In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” SFAS No. 143 requires the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the Company is legally obligated to perform retirement activities at the end of the related asset’s life and is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of adopting SFAS No. 143 on its consolidated financial position, but does not believe SFAS No. 143 will have a material impact on the Company’s financial statements.
In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” that replaces FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 created one accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business” for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reporting in continuing operations or in discontinued operations. Discontinued operations will no longer include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively.

2.    INVESTMENT SECURITIES

The Company’s short-term investments consisted of guaranteed investment certificates at December 31, 2001 and primarily corporate debt securities at December 31, 2000. The investment securities were classified as available-for-sale and the carrying value approximated the fair value.

3.    INVENTORIES

(thousands)	2001	2000

Lumber	$14,681	$13,803
Pulp	24,711	23,425
Saw logs	28,307	34,377
Pulp logs, chips and sawdust	12,542	18,680
Chemicals and supplies	19,313	13,791
LIFO reserve	(1,298)	(5,339)

	$98,256	$98,737

The portion of inventories accounted for using the last-in, first-out (LIFO) method aggregated $19.9 million and $26.5 million using the average cost method, which approximates the FIFO basis, at December 31, 2001 and 2000, respectively.

4.    PROPERTIES

(thousands)	2001	2000

Plant and equipment:
Mills, plants and improvements	$87,404	$65,045
Equipment	466,616	398,074
Mobile equipment	19,345	19,562
Construction in progress	5,444	3,138

	$578,809	$485,819

Land and timber cutting rights:
Land	$4,107	$4,235
Canadian timber cutting rights	3,428	3,971

	$7,535	$8,206

Included in plant and equipment at December 31, 2001, were assets at cost of $195.3 million ($156.8 million at December 31, 2000) and a net book value of $74.9 million ($46.0 million at December 31, 2000) for which the Company does not hold title. See Note 6 and the discussion of the Halsey mill sale/leaseback transactions.

5.    INCOME TAXES

Earnings before income taxes and minority interest were comprised of the following:

(thousands)	2001	2000	1999

Domestic income (loss)	$(31,999)	$(9,900)	$(10,112)
Foreign income (loss)	(10,945)	65,584	33,368

	$(42,944)	$55,684	$23,256

The income tax provision (benefit) consisted of the following components:

(thousands)	Current	Deferred	Total

2001
Federal	$-	$(11,912)	$(11,912)
State	-	(892)	(892)
Foreign	(4,717)	(518)	(5,235)

	$(4,717)	$(13,322)	$(18,039)

2000
Federal	$409	$(2,172)	$(1,763)
State	-	(407)	(407)
Foreign	9,238	16,050	25,288

	$9,647	$13,471	$23,118

1999
Federal	$1,659	$(3,289)	$(1,630)
State	54	(460)	(406)
Foreign	15,559	(2,101)	13,458

	$17,272	$(5,850)	$11,422

The income tax provision (benefit) was different from the amount computed by applying the U.S. statutory federal income tax rate as follows:

(thousands)	2001	2000	1999

Tax at U.S. statutory rate	$(15,031)	$19,489	$8,140
State tax net of federal benefit	(580)	(263)	(264)
Impact of foreign tax rates different than U.S. statutory rate	299	3,824	1,659
Reduction in foreign tax rate	(1,734)	-	-
State pollution control tax credits	(1,149)	-	-
Adjustment to prior years taxes	-	-	1,459
Other items, net	156	68	428

	$(18,039)	$23,118	$11,422

During the third quarter of 2001, a reduction in the British Columbia provincial corporate income tax rate was enacted. This change in tax law reduced foreign deferred income taxes by $1.7 million due to the effect of the lower tax rate on accumulated temporary differences of the Company’s Canadian subsidiaries. The Company is recognizing state pollution control tax credits and other tax attributes utilized to satisfy the $10.6 million long-term obligation discussed in Note 6 over the 12 tax years ending in 2012.

The temporary differences that give rise to deferred taxes are shown in the following table. The most significant deferred tax asset relates to net operating loss carryforwards. At December 31, 2001, the Company had available $53.2 million of U.S. federal tax loss carryforwards expiring as follows: 2010—$13.8 million; 2011—$4.3 million; 2012—$6.8 million; 2020—$3.2 million and 2021—$25.1 million. As of December 31, 2001, the Company also had Alternative Minimum Tax carryforwards of $.5 million that may be carried forward indefinitely.
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
Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset is comprised of the following:

(thousands)	2001	2000

Current deferred taxes:
Gross assets	$10,727	$4,031
Noncurrent deferred taxes:
Gross assets	56,526	52,159
Gross liabilities	(51,698)	(45,859)

Total noncurrent deferred taxes	4,828	6,300

Net deferred tax asset	$15,555	$10,331

The Company’s valuation allowance against deferred tax assets was $5.2 million and $6.3 million at December 31, 2001 and 2000, respectively. The change in the valuation allowance related primarily to expiration of state tax credits. The remaining valuation allowance relates to certain state net operating loss carryforwards and tax credits that the Company believes will not be realized in the future.
The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

(thousands)	2001	2000

Postretirement benefits	$8,136	$7,254
Reforestation	3,107	4,321
Depreciation	(24,760)	(16,532)
Lumber import duties	5,542	-
AMT and other tax credits	2,197	2,970
Net operating loss carryforwards	20,312	11,029
Other, net (including valuation allowance)	1,021	1,289

Net deferred tax asset	$15,555	$10,331

Undistributed earnings of the Company’s Canadian subsidiaries totaled $159.4 million at December 31, 2001, which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been, and are intended to be, reinvested in Canadian operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to the Canadian government on those earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

6.    DEBT

(thousands)	2001	2000

Long-term debt:
State of Oregon Small Scale Energy Loan Program note payable, secured by irrevocable letter of credit, 6.55%	$11,893	$12,522
Revolving credit and term loan facility, variable interest
rate 3.35%	37,732	-
Term loan due June 2003, variable interest rate 3.73%	21,568	-
Lease financing obligations, weighted average
interest rate 7.08%	82,134	59,481
Long-term obligation, due 2002-2012, interest at 7.54%	9,488	-
8.375% debentures, due 2013	75,000	75,000

	237,815	147,003
Less current portion	17,786	3,247

Long-term debt	$220,029	$143,756

Revolving Credit and Term Loan Facilities

In 2001, the Company renewed its $25 million revolving credit agreement with a domestic bank and expanded its revolving bank line of credit from $75 million Canadian (approximately $47 million U.S.) to $110 million Canadian (approximately $69 million U.S.) with three Canadian banks. Both the U.S. and Canadian lines are 364-day revolving credit and two-year term loan facilities secured by certain inventory and accounts receivable. A commitment fee on the unused portion of the domestic credit facility is payable quarterly and is based on specific debt ratios as outlined in the credit agreement ranging from .4 percent to .75 percent per year. The interest rate associated with the domestic revolving credit agreement is based, at the option of the Company, on specified market rates plus a margin based on the Company’s debt ratio. There were no borrowings under the domestic facility at December 31, 2001, although $22.2 million of availability was utilized at December 31, 2001 by letters of credit described elsewhere in this Note 6.
The interest rate associated with the $110 million Canadian agreement is based, at the option of the Company, on specified market rates plus a margin predetermined by the credit agreement. A commitment fee of .25 percent per year on the unused portion is payable quarterly. At December 31, 2001 the Company had $37.7 million U.S. outstanding under its Canadian revolving credit agreement and had available approximately $35 million U.S. of borrowing capacity under its domestic and Canadian revolving credit agreements.
In addition, the Company obtained a $35 million Canadian (approximately $22 million U.S.) two-year term loan, secured by real property, to fund a portion of the Mackenzie acquisition costs. At December 31, 2001, the Company had $21.6 million U.S. outstanding under the two-year term agreement. The interest rate associated with the term loan is based, at the option of the Company, on specified market rates plus a margin predetermined by the credit agreement.
The revolving credit agreements and term loan agreement contain certain restrictive covenants, including maximum leverage ratios and EBITDA to interest coverage. As of December 31, 2001, the Company was in compliance with these requirements.

Lease Financing Obligations
In the third quarter of 1999, the Company entered into a sale/leaseback of its Halsey pulp mill. The facility was sold for $64.6 million cash, and the transaction was accounted for as a financing, wherein the property remained on the books and continues to be depreciated. A lease-financing obligation equal to the proceeds received was recorded. The lease term ends in 2012, with an early purchase option in 2007. In 2001, the lessor in the 1999 Halsey pulp mill sale/leaseback agreed to credit the Company $2.2 million as an offset against the early purchase option price, if the Company exercises that option. The adjustment to the lease financing obligation has been accounted for as a prospective reduction in the effective interest rate of the debt from December 27, 2001.
On December 27, 2001, the Company entered into a $36 million sale/leaseback of the Halsey pulp mill chlorine dioxide facility (the CIO2 lease financing). The lessor is the same financial institution with which the Company sold and leased back the Halsey pulp mill in 1999 and the lessee is a limited partnership of which the Company is the general partner and another financial institution is the limited partner. The limited partner invested $10.6 million in the lessee, which was utilized to fund an advance rent payment to the lessor of the facility. The Company has recorded the $36 million CIO2 transaction as a $25.4 million lease financing obligation and a $10.6 million long-term obligation. The CIO2 lease financing has a term, rent payment schedule and early purchase option that are coterminus with the Halsey mill sale/leaseback. The Halsey leases require annual rent payments, payable semi-annually, as follows: for the years 2002 through 2004—$4.8 million; 2005—$4.9 million and 2006—$5.8 million. Beginning in January of 2007 (if the leases have not been terminated by exercise of the early purchase options), two semi-annual payments of $16.6 million and other payments totaling $22.5 million through the end of the lease term in 2012 are required. There are two purchase options under each of the Halsey leases. The aggregate price under the early purchase options in 2007 is fixed at $59.1 million, payable in five installments during 2007. The purchase options at the end of the leases will be at fair market value as determined at the time of the exercise. The leases contain certain restrictive covenants, including a maximum leverage ratio, a minimum net worth requirement and a fixed charge coverage ratio or cash requirement. At December 31, 2001, the Company was in compliance with all of these covenants.
The Company is retiring the $10.6 million long-term obligation through the allocation by the lessee partnership of state pollution control tax credits and other tax attributes to the limited partner over the 12 tax years ending in 2012. The Company is obligated to otherwise repay the long-term obligation if the state pollution control tax credits and other tax attributes are not available to the limited partner as contemplated in the agreement. The stated interest rate represents the calculated implicit interest rate on the $10.6 million cash investment of the limited partner based upon the after-tax cash flows of the pollution control tax credits and other tax attributes allocated to the limited partner over the 12 year life of the limited partnership. At December 31, 2001, the Company maintained a $9.8 million letter of credit to support the long-term obligation.
The annual maturities of long-term debt, excluding the lease financing obligations and related long-term obligation, for the years subsequent to December 31, 2001 are: 2002—$11.9 million; 2003—$21.6 million and 2004—$37.7 million.
In January 2002, the Company elected to repay the remaining balance of the State of Oregon Small Scale Energy Loan (SELP). Accordingly, the Company included this debt in the current portion of long-term debt at December 31, 2001. The Company maintained a $12.4 million letter of credit at December 31, 2001 associated with the SELP note payable. The letter of credit was discontinued upon payment of the debt in January 2002.

7.    OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

(thousands)	2001	2000

Reforestation	$11,209	$14,596
Postretirement benefits	17,418	15,571
Environmental liabilities	7,171	11,845
Other	4,149	2,655

	$39,947	$44,667

At December 31, 2001, the Company classified $4.2 million of environmental liabilities as current liabilities in other accrued liabilities. No environmental liabilities were classified as short-term liabilities at December 31, 2000.

8.    PENSION AND OTHER POSTRETIREMENT PLANS

The Company’s retirement plans consist principally of noncontributory defined-benefit pension plans and postretirement medical and life insurance plans. The pension plans include plans administered by the Company and multi-employer plans administered by various unions.
Certain union employees are covered under multi-employer pension plans. Contributions to these plans are based upon negotiated hourly rates. It is not possible to determine the amount of accumulated benefits or net assets available for benefits that apply solely to Company employees covered by these plans. All other Company participating employees are covered by noncontributory defined-benefit pension plans administered by the Company. The pension benefit for salaried employees is based on years of service and the five highest out of the last ten years of compensation. Pension benefits for employees covered under hourly plans are generally based on each employee’s years of service at a fixed benefit rate.
The Company’s funding policy regarding all of its Company-administered pension plans is to make contributions to the plans that are between the minimum amounts required by the Employee Retirement Income Security Act (ERISA) and the maximum amounts deductible under current tax regulations.
The Company sponsors postretirement medical and life insurance plans for certain salaried and nonsalaried employees and eligible spouses and dependents of the employees. The medical plans pay a stated percentage of covered medical expenses incurred after deducting co-payments made once a stated deductible has been met. The life insurance plans pay a defined benefit. The Company’s funding policy for these plans is to not make contributions to the plans prior to the actual incurrence of costs under the plans.
The Company sponsors a defined contribution plan to provide substantially all U.S. salaried employees an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis. The Company matches a portion of the employee’s contributions in cash to be invested among several investment options at the employee’s discretion. The amounts contributed to the plan for participating employees were $.9 million for the years 2001, 2000 and 1999, respectively.

The following table sets forth selected financial information regarding the pension and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits

(thousands)	2001	2000	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$68,511	$70,271	$15,351	$13,997
Service cost	2,314	2,365	493	478
Interest cost	5,026	4,987	1,171	1,080
Settlement	-	(5,129)	-	-
Actuarial (gain) loss	(405)	258	(88)	494
Acquisition	430	-	1,099	-
Benefits paid	(3,664)	(2,987)	(505)	(457)
Foreign currency rate changes	(1,910)	(1,254)	(373)	(241)

Benefit obligation at end of year	$70,302	$68,511	$17,148	$15,351

Change in plan assets:
Fair value of plan assets at beginning of year	$86,719	$84,385	$-	$-
Actual return on plan assets	(12,522)	10,909	-	-
Acquisition	430	-	-	-
Employer contributions	584	851	505	450
Settlement	-	(5,129)	-	-
Benefits paid	(3,664)	(3,175)	(505)	(450)
Foreign currency rate changes	(1,935)	(1,122)	-	-

Fair value of plan assets at end of year	$69,612	$86,719	$-	$-

Funded status	$(690)	$18,208	$(17,148)	$(15,351)
Employer contribution after measurement date	273	100	-	-
Unrecognized net actuarial loss (gain)	3,474	(16,928)	(270)	(220)
Unrecognized prior service cost	1,230	1,500	-	-
Unrecognized net asset at transition	(44)	(76)	-	-

Prepaid (accrued) benefit cost	$4,243	$2,804	$(17,418)	$(15,571)

Plans having assets in excess of accumulated benefits
Benefit obligation	$37,027	$65,442
Fair value of plan assets	43,370	86,719

Plans having accumulated benefits in excess of assets
Benefit obligation	$33,274	$3,068
Fair value of plan assets	26,242	-

Weighted-average assumptions as of December 31
Discount rate	7.38%	7.50%	7.38%	7.50%
Rate of compensation increase	4.50%	5.00%	4.50%	5.00%
Expected return on plan assets	8.54%	8.50%

For measurement purposes of U.S. postretirement plans, 6.5 percent and 7.0 percent rates of increase were assumed for health care costs in 2001 and 2000, respectively. The rate was assumed to decline in .5 percent decrements every year until it reached 5 percent in 2004 where it remained thereafter. For the Company’s Canadian plans, 7.0 percent and 8.0 percent annual rates of increase were assumed for health care costs in 2001 and 2000, respectively. The rate was assumed to decline over a graded period until it reached 4.2 percent in 2008 where it remained thereafter.

Net periodic pension cost for 2001, 2000 and 1999 was composed of the following:

	Pension Benefits
(thousands)	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$2,314	$2,365	$2,468
Interest cost	5,026	4,987	4,809
Expected return on plan assets	(7,225)	(6,968)	(6,384)
Amortization of prior service cost	8	76	76
Amortization of transition amounts	150	23	(51)
Recognized net actuarial gain	(747)	(663)	(293)
Settlement gains	-	(1,129)	(440)

Net periodic benefit cost for Company administered plans	(474)	(1,309)	185
Contributions to multi-employer plans	4,872	4,686	4,666

Net periodic benefit cost	$4,398	$3,377	$4,851

At December 31, 2001, the Company recorded an additional minimum liability of $439,000 for plans with unfunded accumulated benefit obligations in excess of the unfunded accrued pension cost. A loss of $279,000, net of tax, was recorded in other comprehensive income (loss).
Net periodic cost for the Company’s postretirement medical and life insurance plans for 2001, 2000 and 1999 was composed of the following:

	Postretirement Benefits

(thousands)	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$493	$478	$507
Interest cost	1,171	1,080	950
Recognized net actuarial (gain) loss	(6)	15	(31)

Net periodic benefit cost	$1,658	$1,573	$1,426

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point

(thousands)	Increase	Decrease

Effect on total service and interest cost components	$343	$(259)
Effect on postretirement benefit obligation	2,895	(2,328)

9.    STOCK OPTION PLANS

The Company maintains three stock option plans and accounts for all options under APB Opinion No. 25 and related interpretations, under which no compensation expense has been recognized. The Company has a stock option plan (Option Plan) for officers and key employees. This plan is administered by the Human Resources and Nominating Committee of the Board of Directors. The Committee is composed of outside Directors who are not eligible for awards. The Company also has a non-employee director stock option plan (Director Plan). At December 31, 2001, shares available for future grants under these plans totaled 568,360. Additionally, the Company has a non-employee director stock retainer fee plan (Retainer Plan). At December 31, 2001, shares available for future grants under this plan totaled 196,828. In connection with the acquisition by the Company of the Harmac minority interest in 1999, holders of Harmac options received options to purchase a total of 95,411 shares of Company common stock in exchange for their Harmac options. Each Harmac stock option was exchanged for .4732 of a Company stock option at an average exercise price of $10.23 per share.
The Option Plan provides for granting both incentive stock options and nonqualified stock options to purchase shares of the Company’s common stock at prices not less than 85 percent of fair market value on the date of grant. Options are exercisable as stated in each individual grant; however, no option may extend beyond ten years from the date of grant.
The Director Plan provides for automatic option grants at designated intervals to non-employee directors over their period of continued service on the Board of Directors. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.
The Retainer Plan permits non-employee directors to apply all or a portion of their annual retainer fees to the acquisition of options to purchase shares of the Company’s common stock. The number of shares covered by such options is determined by dividing the amount of retainer fees to be applied by the

Black-Scholes formula value for the option. Such options are granted at 100 percent of fair market value on the date of grant. Options are immediately exercisable and have a ten-year term.
A summary of the stock options outstanding at December 31, 2001, 2000 and 1999 and changes during the years then ended in the number of shares (Shares) and the weighted average exercise price (Price) is presented below (options received by former Harmac option holders are denoted as “Exchanged”):

	2001		2000		1999

(shares in thousands)	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,176	$15	1,054	$15	837	$18
Granted	296	15	278	16	277	9
Exchanged	-	-	-	-	95	10
Exercised	(1)	15	(114)	15	-	-
Canceled	(101)	17	(42)	23	(155)	16

Outstanding at end of year	1,370	15	1,176	15	1,054	15

Exercisable at year-end	742	16	399	16	642	18

Weighted average fair value of options granted during year	$5.07		$5.21		$1.93

The fair value of options granted in 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.1, 6.6 and 5.1 percent; dividend yields of 5.0, 5.5 and 5.4 percent; and expected volatility of 55, 50 and 35 percent. Expected option lives of six years were assumed. The following table summarizes information about stock options outstanding at December 31, 2001:

	Range of exercise prices

(shares in thousands)	$5-$11	$12-$20	$21-$30	Total

Options outstanding:
Number outstanding	256	1,058	56	1,370
Remaining contractual life in years	7.0	6.1	3.7	6.2
Weighted average exercise price	$8	$16	$29	$15

Options exercisable:
Number exercisable	118	576	48	742
Weighted average exercise price	$8	$17	$30	$16

In 2000, restricted shares were awarded to an officer of the Company at no cost based on stock price targets established under the award. Ten percent of the shares vested on the date of issuance and 10 percent will vest on each anniversary thereof. At December 31, 2001, unvested restricted shares totaled 24,224.
Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” if fully adopted, changes the methods for recognition of costs of plans similar to those of the Company. Adoption of SFAS No. 123 is optional for stock option cost recognition; however, pro forma disclosures are required and shown below as if the Company had adopted the cost recognition requirements under SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of what can be expected in future years.

(thousands except per share)	2001	2000	1999

Net income (loss):
As reported	$(24,905)	$32,566	$14,421
Pro forma	(25,784)	31,718	14,093

Diluted net income (loss) per share:
As reported	$(1.68)	$2.24	$1.05
Pro forma	(1.74)	2.19	1.03

The Company has followed the practice of using treasury stock to fulfill its obligations under its stock option plans. When stock is issued pursuant to a stock option plan, the difference between the exercise price and the cost of treasury shares is recorded as an increase or decrease to additional paid-in capital.

10.    ACQUISITIONS

Mackenzie
On June 15, 2001, the Company completed the acquisition of the Mackenzie pulp mill from Norske Skog Canada. The Company acquired Mackenzie, in a transaction accounted for as a purchase, for approximately $80.4 million U.S. in cash, 1,750,000 shares of Company common stock and the assumption of approximately $21.5 million of liabilities. The Company’s common shares were assigned a value of $12.45, based on the average closing price of Company common stock over a reasonable period of time around the announcement date (March 29, 2001) of the transaction. Mackenzie is a single-line pulp mill with an annual capacity of 230,000 metric tons of northern bleached kraft chip and sawdust pulp. The results of Mackenzie are included in the consolidated financial statements from the date of acquisition.

The purchase price of Mackenzie was calculated as follows:

(thousands)

Company common shares issued	1,750
Multiplied by the average market price	$12.45

Value of common shares issued	$21,788
Cash	80,444

Total	102,232
Direct acquisition costs	2,148

Total purchase price	$104,380

The purchase price, including estimated direct acquisition costs, was allocated to the assets and liabilities of Mackenzie based upon preliminary estimates of their fair value as indicated below. The actual allocation may differ from those assumptions after valuations and other procedures are completed.

(thousands)

Current assets, other than cash	$28,217
Property, plant and equipment	97,623
Other assets	8
Current liabilities	(9,246)
Other liabilities	(12,222)

Total purchase price	$104,380

The following unaudited pro forma information for the periods set forth below gives effect to the transaction as if the Mackenzie purchase had occurred as of the beginning of each respective year after giving effect to certain adjustments. The pro forma information is not necessarily indicative of what the actual operating results would have been had the transaction occurred on the dates indicated and does not purport to indicate future results of operations. In addition, the pro forma information does not reflect any cost savings or other synergies resulting from the transaction.

(thousands except per share, unaudited)	2001	2000

Revenues	$549,824	$707,259
Net income (loss)	(28,227)	40,627
Basic net income (loss) per share	(1.70)	2.53
Diluted net income (loss) per share	(1.70)	2.50

Harmac
On November 8, 1999, the Company completed the acquisition of the 40 percent of Harmac Pacific Inc. (Harmac) shares it did not already own. Harmac shareholders received $30 million Canadian (approximately $20.4 million U.S.) and approximately 1.5 million shares of Company stock at an amount assigned to the issuable shares of $18.3 million. The shares were valued based on the average market price of the Company’s stock over a reasonable period of time around the announcement date of the transaction. Also included in the purchase price were acquisition costs of $.7 million and the value assigned to Company options that were exchanged for Harmac options of $.6 million. The Company had previously acquired a 53 percent ownership interest in Harmac, through a number of purchases from April 1997 through February 1998, for $69.9 million, including cash acquired of $19.6 million. In December 1998, the Company acquired an additional seven percent of Harmac’s shares for $2.5 million. The cost to acquire 100 percent of Harmac’s shares outstanding totaled $112.4 million, including cash acquired of $19.6 million.
The acquisition was accounted for as a step purchase transaction, and the results of operations of Harmac have been included in the consolidated financial statements from February 2, 1998. The allocation of the purchase price to the fair value of assets acquired and liabilities assumed for each acquisition of Harmac shares was as follows:

(thousands)	February 1998	December 1998	November 1999

Current assets	$58,814	$-	$-
Property, plant and equipment	147,164	(9,612)	(4,569)
Other assets	2,902	-	-
Current liabilities	(29,297)	-	-
Convertible subordinated debentures	(52,556)	-	-
Other liabilities	(23,049)	3,845	1,828
Minority interest	(53,678)	8,258	42,720

Purchase price, net of cash acquired	$50,300	$2,491	$39,979

The following unaudited pro forma information gives effect as if 100 percent of the Harmac shares had been acquired at the beginning of 1999 after giving effect to certain adjustments. The unaudited pro forma information does not necessarily reflect the results of operations that actually would have been achieved had the acquisition been consummated at that time.

(thousands except per share, unaudited)	1999

Revenues	$536,183
Net income	11,898
Basic net income per share	.87
Diluted net income per share	.87

11.    LEGAL MATTERS AND CONTINGENCIES

The Company is a party to legal proceedings and environmental matters generally incidental to its business. Although the final outcome of any legal proceeding or environmental matter is subject to many variables and cannot be predicted with any degree of certainty, the Company presently believes that the ultimate outcome resulting from these proceedings and matters would not have a material effect on the Company’s current financial position or liquidity; however, in any given future reporting period such proceedings or matters could have a material effect on results of operations.

Environmental Matters
The Oregon Department of Environmental Quality (ODEQ), based on detection of creosote and hydrocarbon contamination, determined that a vacant industrial site formerly owned by the Company requires further action. Accordingly, the Company and the local governmental owner agreed in a Consent Order with ODEQ to investigate the site and determine an appropriate remedy. The Company is currently participating in the investigation phase of this site. Based on preliminary findings, the Company has established a reserve in the amount of $3.5 million, representing the low end of the range of estimated future remediation and monitoring costs at this site. The reserve for this site was $4.7 million and $6.1 million at December 31, 2000 and 1999, respectively. The reduction in the reserve was due to revisions in the Company’s estimates of the costs of remediation and extent of contamination. The reserve is for the estimated costs of soil and groundwater excavation and treatment, the capping and monitoring of surface water/sediment, and post remediation monitoring costs. The Company currently expects the majority of the remediation costs to be incurred in 2006, with post remediation monitoring costs to begin in 2007 and to continue for 15 to 20 years.
In 1998 the Washington Department of Ecology (WDOE) requested that the Company undertake an assessment to determine whether and to what extent the

Company’s former mill site at Port Gamble, Washington may be contaminated. The nature of contamination at the former mill site consists of industrial waste contamination of soil, groundwater and surface water/sediment. In addition, four landfills used by the Company are contaminated with wood debris and industrial wastes. Further, WDOE requested that the Company perform an investigation of sediments in the adjacent bay to determine the extent of wood waste accumulation. The Company is working with the WDOE to complete the sediment characterization and to prepare risk assessments. Based on preliminary findings, the Company has established a reserve in the amount of $6.7 million, representing the low end of the range of estimated future remediation costs at this site. The reserve for this site was $6.8 million and $2.6 million at December 31, 2000 and 1999, respectively. The increase in 2000 in the reserve was primarily due to changes in the zoning of a portion of the site, which imposed higher remediation standards, an increase in the estimated volume of sediments that may require excavation and disposal and changes in WDOE regulations. The reserve is for the estimated costs of soil and surface water/sediment excavation and treatment, landfill capping and landfill gas collection and habitat restoration. The Company began remediation of the landfill sites in late 2001 and currently expects the majority of the remediation costs to be incurred in 2002 and the balance incurred in 2003.
The Company has recorded liabilities totaling $1.2 million for the closure of three wood waste and sludge disposal areas and one landfill. The Company expects these costs to be incurred over the next one to eight years.
The ultimate costs to the Company for the investigation, remediation and monitoring of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups and the evolving nature of cleanup technologies and governmental regulations. The Company has recognized liabilities for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. The Company has assumed it will bear the entire cost of remediation at these sites.
The Company has tendered the defense of the above environmental claims to a number of insurance carriers that issued comprehensive general liability policies to the Company from the 1940’s to 1992. In 1995, the Company filed a declaratory judgment action to obtain a decision that the insurance carriers were obligated to defend the Company and indemnify it for any environmental liabilities incurred as a result of certain operations of the Company during that period. The Company has concluded settlements with several insurance carriers and is engaged in settlement discussions with other insurance carriers. The Company believes it has more than sufficient policy limits available to meet the Company’s estimated liabilities. The Company believes recovery under these policies is highly probable and has recorded receivables in amounts it has deemed highly probable of realization. It is possible the Company’s recorded estimate of receivables may change.

Import Duties
Approximately 80 percent of the Company’s current lumber capacity is located in British Columbia, Canada. Between April 1996 and April 2001, exporters of softwood lumber from Canada to the U.S. were subject to tariffs on lumber volumes in excess of defined tariff-free volumes under the Canada-U.S. Softwood Lumber Agreement (SLA). That agreement expired on April 1, 2001.
On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC), by certain U.S. industry and trade groups. In response to the petitions, the ITC conducted a preliminary injury investigation and on May 16, 2001, determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.
On August 9, 2001, the DOC issued its preliminary determination on the countervailing duty and imposed a preliminary duty rate of 19.31 percent to be posted by cash deposits or bonds on sales of softwood lumber to the U.S. on or after August 17, 2001. The DOC also made a preliminary determination that certain circumstances existed which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001 (Critical Circumstances). The preliminary duty rate of 19.31 percent was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with U.S. law. The Company has accrued $13.6 million for the period from May 19, 2001 to

December 15, 2001 for countervailing duties at the preliminarily determined rate of 19.31 percent. Duties accrued for the retroactive portion of the countervailing duties for the period from May 19, 2001 to August 16, 2001 totaled $6.7 million.
On October 31, 2001, the DOC issued its preliminary determination on the antidumping duty and imposed a company specific preliminary duty rate on six companies reviewed ranging from 5.94 percent to 19.24 percent. All other companies, including Pope & Talbot’s Canadian subsidiary, received the weighted average rate of the six companies of 12.58 percent. The antidumping duty rate applies to all shipments of softwood lumber made to the U.S. on or after November 6, 2001. The DOC did not find Critical Circumstances in its preliminary antidumping ruling and therefore, did not assess these duties retroactively. The Company has accrued $2.0 million for the period from November 6, 2001 to December 31, 2001 for antidumping duties at the preliminarily determined average rate of 12.58 percent.
The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the DOC and ITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed. Any adjustments to the financial statements resulting from a change in the final countervailing and antidumping duty rates or Critical Circumstances determination in the countervailing case will be made prospectively. The Company anticipates that any liability associated with the periods prior to a permanent order will remain suspended through an administrative review period or 2004 at the earliest. Future assessments will be made with cash.

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
Pulp products manufactures a broad range of pulp utilizing both wood chips and sawdust as fiber sources. Pulp is sold primarily to end users in U.S., Europe, Canada and Asia.
The accounting policies of the operating segments are the same as those described in Accounting Policies, Note 1. The Company evaluates performance based on profit or loss before income taxes. A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(thousands)	2001	2000	1999

Revenues
Wood products	$208,122	$231,896	$269,945
Pulp products	291,105	348,156	266,238

Total operating segments	$499,227	$580,052	$536,183

EBITDA
Wood products	$6,137	$18,104	$50,617
Pulp products	4,417	88,463	21,880

Total operating segments	10,554	106,567	72,497
Corporate	(10,095)	(10,527)	(7,405)

	$459	$96,040	$65,092

Depreciation and amortization expense
Wood products	$7,122	$7,014	$8,028
Pulp products	22,767	24,180	23,819

Total operating segments	29,889	31,194	31,847
Corporate	951	718	926

	$30,840	$31,912	$32,773

Operating profit (loss)
Wood products	$(985)	$11,090	$42,589
Pulp products	(18,350)	64,283	(1,939)

Total operating segments	(19,335)	75,373	40,650
Corporate	(11,046)	(11,245)	(8,331)
Interest, net	(12,563)	(8,444)	(9,063)

Income before income taxes	$(42,944)	$55,684	$23,256

Total assets at year-end
Wood products	$95,700	$96,795	$119,588
Pulp products	396,944	291,997	276,571

Total operating segments	492,644	388,792	396,159
Corporate	42,286	69,395	77,148

	$534,930	$458,187	$473,307

Capital expenditures
Wood products	$5,036	$8,796	$8,780
Pulp products	12,194	40,843	14,930

Total operating segments	17,230	49,639	23,710
Corporate	1,622	952	1,117

	$18,852	$50,591	$24,827

Revenues by geographic region(1)
United States	$257,872	$274,765	$309,906
Europe	105,990	154,683	113,128
Other	135,365	150,604	113,149

	$499,227	$580,052	$536,183

Properties by geographic region
United States	$89,674	$99,479	$75,730
Canada	228,387	148,381	158,437

	$318,061	$247,860	$234,167

(1) Revenues are reported by the location of the customer.

Quarterly Financial Information

The following quarterly information is unaudited, but includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly statements, income taxes were estimated using the best available information for projected results for the entire year.

	Quarter

(thousands except per share)	First	Second	Third	Fourth	Year

2001
Revenues	$116,117	$108,241	$142,332	$132,537	$499,227
Gross profit (loss)	3,591	1,397	(4,604)	(4,420)	(4,036)
Net loss	(2,960)	(4,858)	(9,147)	(7,940)	(24,905)
Per Common Share
Basic net loss	(.21)	(.34)	(.59)	(.51)	(1.68)
Dividends	.15	.15	.15	.15	.60
Stock Price
High	16.44	15.82	14.71	14.25	16.44
Low	11.96	11.78	11.17	12.30	11.17
2000
Revenues	$153,878	$157,021	$143,094	$126,059	$580,052
Gross profit	25,776	26,232	25,508	15,289	92,805
Net income	9,393	9,823	9,274	4,076	32,566
Per Common Share
Basic net income	.65	.67	.66	.29	2.28
Diluted net income	.64	.66	.64	.29	2.24
Dividends	.11	.11	.15	.15	.52
Stock Price
High	19.94	23.50	21.19	17.88	23.50
Low	14.88	15.63	14.13	13.25	13.25